82-4721

ОАО ЮТК
Южная телекоммуникационная компания

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

Россия, 350000, Краснодар, ул. Карасунская, 66
тел. (8612) 53-20-56,
телетайп 211407 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ______

БИК ______
Кор. счет ______
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037
от ______ № 04 3 - 11/359

на № ______ от ______

04012451

SECURITIES AND EXCHANGE COMMISSION OF UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States
Tel. (202) 942-70-40

SUPPL

Dear Gentlemen/Madams,

To maintain the effect of the exemption, allowed for "Southern Telecommunications Company" PJSC by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you:

1. Quarterly report of the securities' issuer for the 3d quarter of the year 2003.
2. Informational reports on the essential facts affecting the issuer's economic and financial activity for the 4d quarter of the year 2003 (4 reports).

Yours faithfully,

Andrey A. Litvinov
Deputy General Director

dw/30

NOTICE
OF THE MATERIAL FACT
«INFORMATION ON CHARGED AND PAID INCOMES ON SECURITIES OF THE ISSUER»
«INFORMATION ON TERMS OF FULFILMENT OF ISSUER'S OBLIGATIONS BEFORE OWNERS OF SECURITIES»

1. Full registered name of the Issuer.
Public Joint Stock Company "Southern Telecommunications Company"

2. Location of the Issuer.
66, Karasunskaya Str., Krasnodar 350000

3. The Issuer's tax-payer identification number.
2308025192

4. The Issuer's unique code assigned by the registering authority.
00062-A

5. Code of the material fact.
0600062A31122003; 0900062A31122003

6. Internet site used by the Issuer for publishing notifications of material facts.
http://www.stcompany.ru/index.html?ir/fkcb/facts

7. Name of print periodicals used by the Issuer for publishing notifications of material facts.
Newspaper " Rossiyskaya gazeta "

8. Kind, category (type), series and other identification characteristics of the securities.
registered non-documentary bonds of "K-1" series

9. State registration number of the securities issue (additional issue) and date of state registration.
4-01-00062-A, date of state registration: 15 August 2002

10. State registration authority of the securities issue (additional issue).
Federal Commission on Securities' Market of the Russian Federation

11. Issuer's governing body adopted the Resolution on determination the size (order of size determination) of interest (coupon) on the Issuer's bonds and the date of drawing up of the Minutes (of the Issuer's Board of Directors) where the Resolution was approved. ***Protocol № 14 of 25.06.2003 of the "UTK" PJSC' Annual General Shareholders' Meeting, where was fixed coupon rate***
12. Total interest rate to be paid on the Issuer's bond "K-1" series:
250,00 rubles
Size of interest to be paid for one Issuer's bond "K-1" series:
0,5 rubles

13. Form of incomes payment under the Issuer's securities (cash resources, others).
In cash

14. Date when the obligation on payment of incomes on Issuer's securities (bond incomes, interests, face value) should be fulfilled, and in a case if the obligation on payment of incomes on Issuer's securities be fulfilled by the Issuer during specified time (period of time) is expiry date:
31.12.2003

15. Total amount of interests and (or) other income paid on the Issuer's bond of this issue (series):
Payment of the interests (coupon) income on the Issuer's bond "K-1" series is carried out at a rate of RUR 250,0
16. Content of the Issuer's obligation and also size of this obligation in money terms:

Payment of coupon income on bonds "K-1" series and par value at repayment of the Issuer's bond "K-1" series constituted RUR 250 250,00

Fact of fulfillment (default) of the Issuer's obligations:

Obligation on payment of the coupon income on bonds "K-1" series and par value on repayment on the bonds "K-1" series is fulfilled to the amount of RUR 10 010,00.

Amount of not fulfilled obligation RUR 240 240,00.

Cause of non-performance of the obligation in full is absence of owners of bonds on fixed in the Decision on securities issue term for reception of the coupon income on bonds "K-1" series and face value at repayment of bond "K-1" series.

Money resources are fully reserved for payments. Payments will be made after reception of applications from owners of bonds.

Deputy General Director A. A. Litvinov

Seal

"31" December 2003.

NOTICE
OF THE MATERIAL FACT
«INFORMATION ON CHARGED AND PAID INCOMES ON SECURITIES OF THE ISSUER»
«INFORMATION ON TERMS OF FULFILMENT OF ISSUER'S OBLIGATIONS BEFORE OWNERS OF SECURITIES»

1. Full registered name of the Issuer.
Public Joint Stock Company "Southern Telecommunications Company"

2. Location of the Issuer.
66, Karasunskaya Str., Krasnodar 350000

3. The Issuer's tax-payer identification number.
2308025192

4. The Issuer's unique code assigned by the registering authority.
00062-A

5. Code of the material fact.
0600062A31122003; 0900062A31122003

6. Internet site used by the Issuer for publishing notifications of material facts.
http://www.stcompany.ru/index.html?ir/fkcb/facts

7. Name of print periodicals used by the Issuer for publishing notifications of material facts.
Newspaper " Rossiyskaya gazeta "

8. Kind, category (type), series and other identification characteristics of the securities.
Ordinary registered book-entry shares

9. State registration number of the securities issue (additional issue) and date of state registration.
1-03-00062-A; date of state registration – 9 September 2003

10. State registration authority of the securities issue (additional issue).
Federal Commission on Securities' Market of the Russian Federation

11. Issuer's governing body, which has adopted the resolution on dividend payment (notice) on the Issuer's shares and the date of drawing up of the Minutes (of the Issuer's Board of Directors) where the Resolution was approved. ***Protocol № 14 of 25.06.2003 of the "UTK" PJSC' Annual General Shareholders' Meeting***

12. Total amount of dividends for Issuer' shares of this type (category) and one share of this type (category) dividend;

Total amount of dividends for primary shares, RUR: 240 393 652,36
One primary share dividend, RUR. : 0,0812

13. Form of incomes payment under the Issuer's securities (cash resources, others).
In cash

14. Maturity date (shares dividends):
31.12.2003

15. Total amount of dividends paid for Issuer's shares of this type (category), RUR:
240 393 652,36

16. The content of the Issuer's obligation and the size of this obligation in money terms:

Repayment dividends on the Issuer's ordinary registered book-entry shares amounting to RUR 240 393 652,36.

17. Fact of fulfillment and default of the Issuer's obligations:
Obligation is fulfilled at the rate RUR 150 438 437,65.
Amount of not fulfilled obligation RUR 89 955 214,71.
Cause of default of the Issuer's obligation: register of the Issuer's shareholders contains uncertain information of bank essential elements and shareholders addresses.

Deputy General Director A. A. Litvinov

21 October 2003 Seal

OF THE MATERIAL FACT
"INFORMATION ON BOND ISSUE"

1. Full registered names of the Issuer: Public Joint Stock Company "Southern Telecommunications Company"

Abbreviated registered names of the Issuer: "UTK" PJSC

2. Location of the Issuer: 66, Karasunskaya Str., Krasnodar, 350000

3. The Issuer's tax-payer identification number: 2308025192

4. The Issuer's unique code assigned by the registering authority: 00062-A

5. Code of the material fact: 0500062A28112003

6. Internet site used by the Issuer for publishing notifications of material facts: http://www.stcompany.ru

7. Name of print periodicals used by the Issuer for publishing notifications of material facts: «Supplement to Vestnik of FCSM of Russia », ***newspaper*** "Vedomosti"

8. Information on state registration of securities' issue:

Kind, category (type), series and other identification characteristics of the securities: non-convertible interest-bearing documentary pay-to-bearer bonds of 02 series with compulsory centralized deposit

Total number of Bonds: 1 500 000 (one million five hundred thousand) units

Par value of one Bond: 1000 (one thousand) rubles

Total par value of the bond issue: 1 500 000 000 (one billion five hundred million) rubles

Form of the bond placement*:* public offering

Maturity date of the bond issue: The Maturity date is the 1092-nd (One thousand ninety second) day from the first day of the bond placement. Expiry date of the maturity bond issue are the same.

Granting to the Issuer's shareholders (members) of the options of the securities' acquisition: possibility of the prior acquisition of bond issue not determined.

Fact of registration of the Emissive prospect simultaneously with state registration of the securities' issue: Registration of the bond issue simultaneously with the state registration of Emissive Prospectus.

Procedure of providing access to the information contained in the Report on the results of securities' issue, including address of Internet site, on which the text of the Report on the results of securities' issue is presented:

Starting from the date of notice of state registration of the Report on the results of the bond issue by the Issuer, all the persons concerned can familiarize themselves with the Report on the results of the bond issue and obtain a copy of the Report as well as familiarize themselves with the Resolution on the bond issue and the Emissive prospect of the bond issue and obtain a copy of the Resolution on the bond issue and the Emissive prospect of the bond issue at the following addresses:

Public Joint Stock Company "Southern Telecommunications Company", 66, Karasunskaya Str., Krasnodar, 350000, phone (8612) 53-20-56, address of Internet site*:* http://www.stcompany.ru

- OJSC AKV "ROSBANK", 11, Masha Porivaeva Str., Moscow, 107078, phones (095) 234 90 82, (095) 208 90 38

Text of the registered Emissive prospect of the bond issue will be presented on the Issuer's Internet site not later than three days after the date of state registration of the bond issue and will be easy access not less than five months from the date of publication on the Issuer's Internet site(http://www.stcompany.ru) registered Report on the results of the bond issue.

Copy of the Emissive prospect of the bond issue can be received to the above-stated addresses for a payment not exceeding costs of its making.

Fact of signing of the Emissive prospect by financial consultant:

The Emissive prospect is signed by financial consultant in the securities market:

Full and abbreviated registered names of the financial consultant: Closed Joint Stock Company "Investment company AVK", CJSC «IK AVK»

Location of financial consultant: 1, pavilion Uritskogo, Pushkin, Sankt-Petersburg, 196605

Number of the state registration of securities' issue: 4-06-00062-A

Date of the state registration of securities' issue: 28.11.2003

State registration authority: Federal Commission on Securities' Market of the Russian Federation

Term and procedure of the bond placement

Bond placement starting not earlier two weeks after disclosure of information on state registration of bond issue and provision easy access to the information on the bond issue to all potential buyers of the bonds according to the Federal Law "On securities' market" and normative acts of Federal Commission on Securities' Market of Russia according the procedure described in paragraph 11 Decision on Bond issue and paragraph 56.12. Emissive prospect of the bond issue.

Launch date of the bond placement is to be determined by the Issuer after state registration of the bond issue and announced by the Issuer not later than on the 5 (fifth) days before launch date of the placement through publication in the newspaper "Vedomosti" and on the News as well as not later than 4 days before the launch date of the bonds presented in the Internet site of the Issuer http://www.stcompany.ru.

Launch date of the bond placement is disclosed by the Issuer for publishing notifications in the " Supplement to Vestnik of FCSM of Russia ".

Expiry date of the bond placement is one of the following dates that comes first: a) 20-th (twentieth) business day after the launch day of the bond placement; б) date of the placement of the last Bond of the issue. Expiry date cannot be later than one year from the date of the state registration of the bond issue.

Price and procedure of the bond placement.

The price of the bond placement for the first and subsequent days of the placement is fixed at 100 (one hundred) percent of par value (1000 rubles for one bond) (paragraph 8.4 Decision on Bond issue and paragraph 56.9 Emissive prospect of the bond issue).

Starting from the second day of the bond placement, the buyer of Bonds when concluding transactions of purchase and sale shall pay the accumulated coupon income on Bonds calculated by the following formula described in paragraph 15 Decision on Bond issue and paragraph 61 Emissive prospect of the bond issue.

Deputy General Director
Public Joint Stock Company
"Southern Telecommunications Company" ________________ ***A.A.Litvinov***

«28» November 2003 Seal

NOTICE
OF THE MATERIAL FACT
"On Election of the General Director of "UTK" PJSC"

"Southern Telecommunications Company" PJSC (hereinafter referred to as – *"The Issuer"*) informs all the interested parties on election of the General Director of the Issuer:

1. Full and abbreviated registered names of the Issuer:
Public Joint Stock Company "Southern Telecommunications Company"/"UTK" PJSC

2. Location of the Issuer:
66, Karasunskaya Str., Krasnodar, 350000

3. The Issuer's tax-payer identification number.
2308025192

4. The Issuer's unique code assigned by the registering authority.
00062-A

Internet site used by the Issuer for publishing notifications of material facts.
www.stcompany.ru

5. Name of print periodicals used by the Issuer for publishing notifications of material facts:
Newspaper "Rossiyskaya gazeta"

Information on election of "UTK" PJSC' General Director.
On December 22 the Board of Directors of "UTK" PJSC (Protocol № 26 of 22.12.2003.) was appointed Ignatenko Ivan Fedorovich to the position of General Director of "Southern Telecommunications Company" PJSC.

Deputy General Director A. A. Litvinov

21 October 2003 Seal

УТВЕРЖДЕН
Совет директоров ОАО "ЮТК"
Протокол №23 от 13 ноября 2003 г.

Председатель Совета директоров Белов В. Е. ______
(подпись)

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

Код эмитента: 0 0 0 6 2 - А

за: III квартал 2003 года

Место нахождения: 350000, г. Краснодар, ул. Карасунская, 66

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор ОАО "ЮТК"	______ (подпись)	В. Л. Горбачев (И. О. Фамилия)
" 13 " ноября 2003 г.		
Главный бухгалтер ОАО "ЮТК"	______ (подпись)	Т. В. Русинова (И. О. Фамилия)
" 13 " ноября 2003 г.		

Контактное лицо: *Директор Департамента корпоративного управления и ценных бумаг Игнатенко Иван Иванович*
Телефон: *(8612) 53-02-07*
Факс: *(8612) 53-19-69*
Адрес электронной почты: *ocb@mail.stcompany.ru*
Адрес страницы в сети Интернет: *http://www.stcompany.ru*

APPROVED
Board of Directors of "UTK" PJSC
Minutes № ____ of ___________ 2003

Chairman of the Board of Directors Belov V.Ye. _____________
(signature)

Seal

QUARTERLY REPORT

PUBLIC JOINT STOCK COMPANY "SOUTHERN TELECOMMUNICATIONS COMPANY"

The Issuer's code:	0	0	0	6	2	-	A

for: III quarter 2003

Head quarters: 66, Karasunskaya Str., Krasnodar, 350000

Information contained in the present quarterly report shall be disclosed in accordance with legislation of the Russian Federation on securities

General Director of "UTK" PJSC	_____________ (signature)	V. L. Gorbachev Name, second name, surname
" ____ " November 2003		
Chief Accountant of "UTK" PJSC	_____________ (signature)	T. V. Rusinova Name, second name, surname
" ____ " November 2003	Seal	

Contact person: *Ivan Ivanovich Ignatenko, Director of Corporate Governance and Securities Department*
Phone: *(8612) 53-02-07*
Fax: *(8612) 53-19-69*
e-mail: *ocb@mail.stcompany.ru*
Internet web-site: *http://www.stcompany.ru*

CONTENTS

Introduction ... 6
I. Brief information about persons forming the Issuer's governing bodies, information about the Company's bank accounts, Auditor, Appraiser and Financial Consultant as well as about the other persons who signed the prospectus. ... 8
1.1. Persons forming the Issuer's governing bodies ... 8
1.1.1 Members of the Issuer's Board of Directors. ... 8
1.1.2 The person acting as the Issuer's individual executive body: ... 9
1.1.3 Members of the Issuer's collective executive body: ... 9
1.2. Information about the Issuer's bank accounts ... 10
1.3. Data on Issuer's Auditor (Auditors) ... 124
1.4. Data on the Issuer's Appraiser ... 125
1.5. Data on the Issuer's Consultants ... 126
1.6. Data on Other Parties Who Have Signed the Quarterly Report ... 126
II. Key Information on the Financial and Economic Position of the Issuer ... 126
2.1. Indices of Issuer's Financial and Economic Performance ... 126
1.1. The Issuer's Market Capitalization ... 127
1.2. Issuer's Liabilities ... 127
1.2.1. Accounts payable ... 127
1.2.2. Issuer's crediting history ... 128
1.2.3. Issuer's Liabilities of Security Granted to Third Parties ... 128
1.2.4. Other liabilities of the Issuer. ... 129
1.3. Goals of the Issue and Areas of Using the Funds Received as a Result of placement the Issued Securities ... 129
1.4. Risks Related to Acquisition of the Placed Issued Securities (to be Placed) ... 130
1.4.1. Sector risks ... 130
II. Detailed information on the Issuer ... 132
2.1. The History of the Issuer's Foundation and Development ... 132
2.1.1.Data on the State Registration of the Issuer: ... 133
History of Issuer's Foundation and Development ... 133
2.1.1. Contact information ... 135
2.1.2. Taxpayer Identification Number ... 135
2.1.3. Issuer's branches and representative offices ... 135
2.2. Basic Business Activities of the Issuer ... 137
2.2.1. Branch to which the Issuer belongs ... 137
2.2.2. Basic Economic Activities of the Issuer ... 137
2.2.3. Basic Types of Products (Works, Services) ... 137
2.2.4. Names of the issuer's suppliers, on whom 10% and more of all inventory holdings supplies fall, with the indication of their shares in the total volume of supplies ... 139
2.2.5. Issuer's Products (Works, Services) Sales Markets ... 139
2.2.6. Practice of activities in respect of circulating capital and inventories ... 139
2.2.7. Raw Materials ... 140
2.2.9. Data on Availability of the Issuer's Licenses: ... 141
Date of issue: 19.11.1999 ... 141
2.2.9. The Issuer's joint activity ... 145
2.2.10. Extra Requirements for Issuers Being joint-stock investment funds or insurance companies 145
2.2.11. Extra Requirements for Issuers Whose Key Activities Consist in Mining Operations ... 145
2.2.12. Extra Requirements for Issuers Whose Key Activities Consist in Provision of Communication Services ... 145

Rostovelectrosvyaz 149
2.3. Plans of Issuer's Future Operation 150
2.4. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations 151
Issuer's subsidiaries and affiliates 152
2.5. Composition, Structure and Value of Issuer's Fixed Assets, Information on Plans for Acquisition, Replacement and Retirement of Fixed Assets, and on all Facts of Issuer's Fixed Assets Burdening 159
2.5.1. Fixed Assets 159
2.5.2. Value of Issuer's Real Estate 160
III. Information about the Issuer's financial and economic performance 160
3.1. Results of the Issuer's financial and economic activity 160
4.1.1. Profit and loss statement 160
4.1.2. Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services and Profits (Losses) of the Issuer from Core Activity 161
3.2. The issuer's liquidity 161
3.3. Amount, Structure and Sufficiency of Issuer's Capital and Circulating Funds 161
4.3.1. Amount and Structure of Issuer's Capital and Circulating Funds 161
4.3.1. Issuer's Capital and Circulating Assets Adequacy 162
4.3.2. Monetary funds 162
4.3.3. The Issuer's financial investments 163
4.3.4. Issuer's Intangible Assets 164
4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research 164
4.4. Analysis of the Development Trends in the Sector of the Issuer's Principal Activity 166
5. Detailed Data on the Persons Who are Members of the Issuer's Governing Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer 166
5.1 Data on the Structure and Terms of Reference of the Issuer's Governing Bodies 166
5.2. Information on Members of the Issuer's Governing Bodies 172
Company: "Kirovelectrosvyaz" OJSC 172
Alexander Valentinovich Apalko 193
5.3. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for Each of the Issuer's Governing Bodies 214
5.4. Data on the Structure and Terms of Reference of the Bodies of Control over Financial and Economic Operation of the Issuer 214
5.5. Information on the Members of the Auditing Commission 216
5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Control Body over the Financial and Economic Activities of the Issuer 221
5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees) 221
5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer 222
6. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions made by the Issuer 222
6.1. Data on the Issuer's Total Number of Shareholders (Participants) 222
6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock 222
Full registered name: Non-commercial partnership "Depositary and Clearing Company 224

Full registered name: Joint Stock Commercial bank "Rosbank" (Open Joint –Stock Company) 224
Full registered name: ING BANK N.V. 224
6.3. Data on the share of the state or the municipal unit in the authorized capital of the Issuer and on availability of a special right ("golden share") 225
6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer 226
6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock 226
6.6. Data on Related-Party Transactions Made by the Issuer 227
6.7. Data on the amount of accounts receivable 227
7. The Issuer's Accounts and Reports and Other Financial Information 228
7.2. The Issuer's Annual accounts and reports 228
7.4. Issuer's Summary Accounts for the Three Last Completed Fiscal Years or for Each Completed Fiscal Year 236
7.5. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales 236
7.6. Data on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year 236
7.7. Data on Issuer's Participation in Any Court Proceedings, if Such Participation May Materially Affect Financial or Economic Operation of the Issuer 236
Data on Issuer's Participation in Any Court Proceedings (with indication of imposed sanctions), if Such Participation May Materially Affect Financial or Economic Operation of the Issuer, during the three years preceding the expiry date of the quarter under report. 236
8. Extra Data on the Issuer and the Issued Securities Placed by the Issuer 236
8.6. Extra Data on the Issuer 236
8.6.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer 236
8.6.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer ... 237
Data on the Amount and Structure of the Authorized Capital of the Issuer and its changes during the last five complete financial years preceding the date of expiry of the quarter under report as well as during the reporting quarter: 237
8.6.3. Data on Formation and Use of the Reserve and other Funds of the Issuer 238
8.6.4. Data on the Procedure of Calling and Holding the Meeting of the Supreme Governing Body of the Issuer 238
8.6.5. Data on Commercial Organizations, in Which the Issuer Holds not Less Than 5 Per Cent of the Authorized Capital (Unit Fund) or at Least 5 Per Cent of Common Stock 239
8.6.6. Data on Material Transactions Made by the Issuer 262
8.6.7. Data on Credit Ratings of the Issuer 262
8.7. Data on Each Category of Issuer's Shares 263
8.8. Data on Any Previous Issues of Issuer's Securities, Except for the Issuer's Stock 266
8.8.4. Data on Issues, All Securities of Which Have Been Retired (Cancelled) 266
8.8.5. Data on Issues, the Securities of Which are Circulating 266
8.8.6. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default) 279
8.9. Data on the Person(s) Providing Security for the Bonds of the Issue 279
8.10. Conditions of Ensuring Fulfillment of Commitments under the Bonds of the Issue 279
8.11. Data on Organizations Registering Titles to Issuer's Securities 280
8.12. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents 281
8.13. Description of the Taxation Procedure for Income under Issuer's Placed Securities 281
8.14. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds 285

8.15. Other information....................288
Appendix 1 Instruction "Procedure of assigning trade-secret status to the information"....................289

Introduction

1. Issuer's full and abbreviated registered names.

Открытое акционерное общество "Южная телекоммуникационная компания"
Public Joint Stock Company "Southern Telecommunications Company"
ОАО "ЮТК"
"UTK" PJSC

2. Issuer's head quarters.

66, Karasunskaya Street, Krasnodar, 350000

3. Issuer's contact numbers, e-mail address.

Phone: (8612) 53-20-56
Fax: (8612) 53-19-69
e-mail: ocb@mail.stcompany.ru

4. Internet web-site.

http://www.stcompany.ru

5. Essential information about Issuer's placed securities.

Kind of securities: shares
Category: ordinary
Form of securities: registered non-documentary
Amount of securities under placement (shares): 2 960 512 964
Par value of one security (RUR): 0,33
Method, procedure and terms of placement:
Method of placement: swap during reorganization.
Date of swap: 31.10.2002
Price of placement and procedure of its determination:
Not applied for the present method of placement.

Kind of securities: shares
Category: preference
Type of securities: A
Form of securities: registered non-documentary
Amount of securities under placement (shares): 972 151 838
Par value of one security (RUR): 0,33
Method, procedure and terms of placement:
Method of placement: swap during reorganization.
Date of swap: 31.10.2002
Price of placement and procedure of its determination:
Not applied for the present method of placement.

Kind of securities: bonds
Bond series: K-1
Type of securities: interest-bearing
Form of securities: registered non-documentary

Amount of securities under placement (shares): 500
Par value of one security (RUR): 500
Method, procedure and terms of placement:
Method of placement: swap during reorganization.
Date of swap: 31.10.2002
Price of placement and procedure of its determination:
Not applied for the present method of placement..

Kind of securities: bonds
Bond series: K-2
Type of securities: interest-bearing
Form of securities: registered non-documentary
Amount of securities under placement (shares): 500
Par value of one security (RUR): 500
Method, procedure and terms of placement:
Method of placement: swap during reorganization.
Date of swap: 31.10.2002
Price of placement and procedure of its determination:
Not applied for the present method of placement..

Kind of securities: bonds
Bond series: C-1
Type of securities: interest-bearing
Form of securities: registered non-documentary
Amount of securities under placement (shares): 3 566
Par value of one security (RUR): 2 500
Method, procedure and terms of placement:
Method of placement: swap during reorganization.
Date of swap: 31.10.2002
Price of placement and procedure of its determination:
Not applied for the present method of placement..

Kind of securities: bonds
Bond series: C-2
Type of securities: interest-bearing
Form of securities: registered non-documentary
Amount of securities under placement (shares): 6
Par value of one security (RUR): 300
Method, procedure and terms of placement:
Method of placement: swap during reorganization.
Date of swap: 31.10.2002
Price of placement and procedure of its determination:
Not applied for the present method of placement..

Kind of securities: bonds
Bond series: 01
Type of securities: interest-bearing
Form of securities: documentary pay-to-bearer
Full name of securities: series 01 non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody.

Amount of securities under placement (bonds): 1 500 000

Par value of one security (RUR): 1 000

Method, procedure and terms of placement:

Method of placement: public offering

Launch date of the bond placement: 18 September 2003

Expiry date of the bond placement: 18 September 2003

Price of the bond placement and procedure of its determination:

RUR 1 000

6. Other information

No such information

7. The present quarterly Report includes estimates and forecasts of the Issuer's authorized governing bodies relating to the future events and/or actions, development trends of telecommunications sector which the Issuer belongs to, as well as the Issuer's performance results including its plans, certain events and actions probability. Investors should not fully rely on the estimates and forecasts of the Issuer's authorized governing bodies because in the future the actual results of the Issuer's performance may be different from the expected ones for many reasons. Acquisition of the Issuer's securities includes some risks described in the present quarterly Report.

I. Brief information about persons forming the Issuer's governing bodies, information about the Company's bank accounts, Auditor, Appraiser and Financial Consultant as well as about the other persons who signed the prospectus.

1.1. Persons forming the Issuer's governing bodies.

1.1.1 Members of the Issuer's Board of Directors.

Board of Directors

Chairman:

Belov Vadim Yevgenievich
Date of birth: 1958

Members of the Board of Directors:

Avdiyants Stanislav Petrosovich
Date of birth: 1946

Vasilyev Mikhail Borisovich
Date of birth: 1954

Volkovysski Igor Vilgelmovich
Date of birth: 1945

Gorbachev Vladimir Lukich
Date of birth: 1950

Kulikov Denis Viktorovich
Date of birth: 1975

Merzlenko Alexander Leonidovich
Date of birth: 1971

Panchenko Stanislav Nikolaevich
Date of birth: 1945

Romski Georgy Alekseevich
Date of birth: 1956

Ukhina Irina Petrovna
Date of birth: 1945

Schepilov Andrei Anatolyevich
Date of birth: 1977

1.1.2 The person acting as the Issuer's individual executive body:

Gorbachev Vladimir Lukich
Date of birth: 1950

1.1.3 Members of the Issuer's collective executive body:

Chairman: Gorbachev Vladimir Lukich

Members of the Management Board:

Gorbachev Vladimir Lukich
Date of birth: 1950

Apalko Alexander Valentinovich
Date of birth: 1947

Devyatkina Lyudmila Ivanovna
Date of birth: 1955

Ignatenko Ivan Fyodorovich
Date of birth: 1945

Izyuryev Leonid Mikhailovich
Date of birth: 1952

Kozhiev Beshtau Kanamatovich
Date of birth: 1937

Korotenko Svetlana Vasilyevna
Date of birth: 1962

Kruzhkov Viktor Alexandrovich
Date of birth: 1952

Litvinov Andrey Aleksandrovich
Date of birth: 1973

Malova Antonida Mikhailovna
Date of birth: 1954

Poyarkov Yevgeni Nikolaevich
Date of birth: 1943

Prachkin Alexei Petrovich

Date of birth: 1949

Roitblat Alexander Markovich
Date of birth: 1947

Rusinova Tatiana Viktorovna
Date of birth: 1958

Statuev Vladislav Andreevich
Date of birth: 1956

Fefilova Svetlana Gennadievna
Date of birth: 1970

Kharchenko Sergey Nikolaevich
Date of birth: 1969

Chinazirov Yanvar Khadgimusovich
Date of birth: 1937

Shukhostanov Amdulkhamid Kistuevich
Date of birth: 1946

1.2. Information about the Issuer's bank accounts

Full registered name of the bank: Commercial bank "CreditimpeksBank" (Limited Company)
Abbreviated name of the bank: KB "CreditimpeksBank" (LTD)
INN: 7730030466
Seat: 4, Kuzneva Str., Moscow, 121170
Postal address: 4, Kuzneva Str., Moscow, 121170
Account number: 40702810600000000286
Type of account: settlement
Currency of account: RUR
BIK: 044579257
Correspondent account: 30101810400000000257

Full registered name of the bank: Novocherkassk branch № 1799 of South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Novocherkassk OSB № 1799 of South-Western bank of the RF SB
INN: 7707083893
Seat: 596, Platovski Prospect, Novocherkassk, Rostov region, 346430
Postal address: 596, Platovski Prospect, Novocherkassk, Rostov region, 346430
Account number: 40702810152450100945
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Bataisk branch № 5154 of South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Bataisk OSB № 5154 of South-Western bank of the RF SB
INN: 7707083893
Seat: 77, Rabochaya Str., Bataisk, Rostov region, 346880

Postal address: 77, Rabochaya Str., Bataisk, Rostov region, 346880
Account number: 40702810352280100449
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Slavyansk branch № 1818 of South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Slavyansk OSB № 1818 of South-Western bank of the RF SB
INN: 7707083893
Seat: 68, Krasnaya Str., Slavyansk-on-Kuban, Krasnodar Territory, 353560
Postal address: 68, Krasnaya Str., Slavyansk-on-Kuban, Krasnodar Territory, 353560
Account number: 40702810130180101142
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Krasnodar branch № 8619 of the Savings Bank of Russia
Abbreviated name of the bank: Krasnodar OSB № 8619 of the RF SB
INN: 7707083893
Seat: 65, Gimnazicheskaya Str., Krasnodar, 350000
Postal address: 65, Gimnazicheskaya Str., Krasnodar, 350000
Account number: 40702810530010120152
Type of account: settlement
Currency of account: RUR
BIK: 040349602
Correspondent account: 30101810100000000602

Full registered name of the bank: Novorossiysk branch № 68 of South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Novorossiysk OSB № 68 of South-Western bank of the RF SB
INN: 7707083893
Seat: 6, Isaeva Str., Novorossiysk, Krasnodar Territory, 353905
Postal address: 6, Isaeva Str., Novorossiysk, Krasnodar Territory, 353905
Account number: 40702810352460101653
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Volzhski branch № 8553 of Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Volzhski OSB № 8553 of Povolzhski bank of the RF SB
INN: 7707083893
Seat: 71, Mira Str., Volzhski, Volgograd Region, 404131
Postal address: 71, Mira Str., Volzhski, Volgograd Region, 404131
Account number: 40202810711160102484
Type of account: settlement

Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Krasnodar branch № 8619/135 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Krasnodar OSB № 8619/135 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 21, Atarbekova Str., Krasnodar, 350062
Postal address: 21, Atarbekova Str., Krasnodar, 350062
Account number: 40402810030110100446
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Krasnodar branch № 8619/135 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Krasnodar OSB № 8619/135 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 21, Atarbekova Str., Krasnodar, 350062
Postal address: 21, Atarbekova Str., Krasnodar, 350062
Account number: 40402810630110101269
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Arzgir branch № 5232 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Arzgir OSB № 5232 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 15a, Matrosova Str., Arzgir, Stavropol Territory, 356570
Postal address: 15a, Matrosova Str., Arzgir, Stavropol Territory, 356570
Account number: 40502810560120100009
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Additional office of Kabardino-Balkarian branch № 8631/05 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: DO of Kabardino-Balkarian OSB № 8631/05 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 65, F. Engels Str., Maiskiy, Kabardino-Balkarian Republic, 361112
Postal address: 65, F. Engels Str., Maiskiy, Kabardino-Balkarian Republic, 361112
Account number: 40702810560330140109

Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Additional office of Kabardino-Balkarian branch № 8631/05 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: DO of Kabardino-Balkarian OSB № 8631/05 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 65, F. Engels Str., Maiskiy, Kabardino-Balkarian Republic, 361112
Postal address: 65, F. Engels Str., Maiskiy, Kabardino-Balkarian Republic, 361112
Account number: 40702810960330140110
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Clearing and accounting center Kapustin Yar of Astrakhan region of the Savings Bank of Russia
Abbreviated name of the bank: RKC Kapustin Yar of Astrakhan region
INN: 7707083893
Seat: 4, Oktyabrskaya Str., pgt Kapustin Yar, Astrakhan region
Postal address: 4, Oktyabrskaya Str., pgt Kapustin Yar, Astrakhan region
Account number: 40603810000000000051
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Clearing and accounting center Kapustin Yar of Astrakhan region of the Savings Bank of Russia
Abbreviated name of the bank: RKC Kapustin Yar of Astrakhan region
INN: 7707083893
Seat: 4, Oktyabrskaya Str., pgt Kapustin Yar, Astrakhan region
Postal address: 4, Oktyabrskaya Str., pgt Kapustin Yar, Astrakhan region
Account number: 40603810300000000052
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Open Joint Stock Company "Kavkazpromstroybank"
Abbreviated name of the bank: OJSC "KPSB"
INN: 0900000042
Seat: 84, Pushkin Str., Cherkessk, 369000
Postal address: 84, Pushkin Str., Cherkessk, 369000
Account number: 40702810000000001224
Type of account: settlement
Currency of account: RUR

BIK: 049133825
Correspondent account: 30101810300000000825

Full registered name of the bank: Open Joint Stock Company Joint Stock Commercial bank "Volgoprombank"
Abbreviated name of the bank: OJSC AKB "Volgoprombank"
INN: 3444037858
Seat: 24a, Mira Str., Volgograd, 400131
Postal address: 24a, Mira Str., Volgograd, 400131
Account number: 40702810000000001447
Type of account: settlement
Currency of account: RUR
BIK: 041806794
Correspondent account: 30101810600000000794

Full registered name of the bank: Open Joint Stock Company Commercial bank "Center-invest"
Abbreviated name of the bank: OJSC KB "Center-invest"
INN: 6163011391
Seat: 62, Sokolov Prospect, Rostov-on-Don, 344010
Postal address: 62, Sokolov Prospect, Rostov-on-Don, 344010
Account number: 40702810000000003868
Type of account: settlement
Currency of account: RUR
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Adygeia branch № 8620/028 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/028 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 4, Gagarin Str., aul Takhtamukai, Takhtamukai district, Adygeia Republic, 385100
Postal address: 4, Gagarin Str., aul Takhtamukai, Takhtamukai district, Adygeia Republic, 385100
Account number: 40702810001000106233
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Mikhailovka branch № 4006 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Mikhailovka OSB № 4006 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 1, Poperechnaya Str., Mikhailovka, Volgograd Region, 403348
Postal address: 1, Poperechnaya Str., Mikhailovka, Volgograd Region, 403348
Account number: 40702810011050100584
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Novoanninskiy branch № 4008 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Novoanninskiy OSB № 4008 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 2, Karl Libknekht per., Novoannenskiy, Volgograd Region, 403950
Postal address: 2, Karl Libknekht per., Novoannenskiy, Volgograd Region, 403950
Account number: 40702810011060200335
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Kotovskiy branch № 4051 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Kotovskiy OSB № 4051 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 5, Pobedy Str., Kotovo, Volgograd Region, 403805
Postal address: 5, Pobedy Str., Kotovo, Volgograd Region, 403805
Account number: 40702810011090000644
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Uryupinsk branch № 4012 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Uryupinsk branch № 4012 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 1a, L.Chaikina Str., Uryupinsk, Volgograd Region, 403113
Postal address: 1a, L.Chaikina Str., Uryupinsk, Volgograd Region, 403113
Account number: 40702810011100100586
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Krasnoarmeiskoe branch № 7247/0300 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Krasnoarmeiskoe OSB № 7247 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 50a, Geroev Stalingrada Prospect, Volgograd, Volgograd Region, 400026
Postal address: 50a, Geroev Stalingrada Prospect, Volgograd, Volgograd Region, 400026
Account number: 40702810011130100226
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Kamyshinskoe branch № 7125 of the Povolzhski bank of the Savings Bank of Russia

Abbreviated name of the bank: Kamyshinskoe OSB № 7125 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 101, Bazarov Str., Kamyshin, Volgograd Region, 403876
Postal address: 101, Bazarov Str., Kamyshin, Volgograd Region, 403876
Account number: 40702810011180100522
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Division of Yelanski branch № 3990/36 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Division of Yelanski OSB № 3990/36 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 58, Oktyabrskaya Str., r.p. Rudnya, Volgograd Region, 403601
Postal address: 58, Oktyabrskaya Str., r.p. Rudnya, Volgograd Region, 403601
Account number: 40702810011300100467
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Tuarse branch № 1805 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Tuapse OSB № 1805 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 36, K.Marx Str., Tuapse, Krasnodar Krai, 352800
Postal address: 36, K.Marx Str., Tuapse, Krasnodar Krai, 352800
Account number: 40702810030050100043
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Gelendzhik branch № 1807 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Gelendzhik OSB № 1807 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 56, Kirov Str., Gelendzhik, Krasnodar Krai, 353460
Postal address: 56, Kirov Str., Gelendzhik, Krasnodar Krai, 353460
Account number: 40702810030070101093
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Universal office of Krasnodar branch № 8619/0134 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Universal office of Krasnodar OSB № 8619/0134 of the South-

Western bank of the RF SB

INN: 7707083893

Seat: 114, Sadovaya Str., Krasnodar , 350033

Postal address: 114, Sadovaya Str., Krasnodar , 350033

Account number: 40702810030090101248

Type of account: settlement

Currency of account: RUR

BIK: 046015602

Correspondent account: 30101810600000000602

Full registered name of the bank: Universal office of Krasnodar branch № 8619/0134 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: Universal office of Krasnodar OSB № 8619/0134 of the South-Western bank of the RF SB

INN: 7707083893

Seat: 114, Sadovaya Str., Krasnodar , 350033

Postal address: 114, Sadovaya Str., Krasnodar , 350033

Account number: 40702810030090400004

Type of account: settlement

Currency of account: RUR

BIK: 046015602

Correspondent account: 30101810600000000602

Full registered name of the bank: Ust-Labinsk branch № 1815 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: Ust-Labinsk OSB № 1815 of the South-Western bank of the RF SB

INN: 7707083893

Seat: 287a, Krasnaya Str., Ust-Labinsk, Krasnodar Krai, 352330

Postal address: 287a, Krasnaya Str., Ust-Labinsk, Krasnodar Krai, 352330

Account number: 40702810030150105207

Type of account: settlement

Currency of account: RUR

BIK: 046015602

Correspondent account: 30101810600000000602

Full registered name of the bank: Lazarevskoe branch № 1849 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: Lazarevskoe OSB № 1849 of the South-Western bank of the RF SB

INN: 7707083893

Seat: 87-a, Pavlova Str., Sochi, Krasnodar Krai, 354201

Postal address: 87-a, Pavlova Str., Sochi, Krasnodar Krai, 354201

Account number: 40702810030270100263

Type of account: settlement

Currency of account: RUR

BIK: 046015602

Correspondent account: 30101810600000000602

Full registered name of the bank: Predgornoe branch № 1853 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: Predgornoe branch № 1853 of the South-Western bank of the

Savings Bank of Russia
INN: 7707083893
Seat: 25, Klubnaya Str., Apsheronsk, Krasnodar Krai, 352690
Postal address: 25, Klubnaya Str., Apsheronsk, Krasnodar Krai, 352690
Account number: 40702810030300100324
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Kurganinsk branch № 1584 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Kurganinsk OSB № 1584 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 79, Komsomolskaya Str., Kurganinsk, Krasnodar Krai, 352430
Postal address: 79, Komsomolskaya Str., Kurganinsk, Krasnodar Krai, 352430
Account number: 40702810030410100418
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Oktyabrskoe branch № 5410 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Oktyabrskoe OSB № 5410 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 57, Krupskaya Str., r.p. Kamenolomni, Rostov Region, 346480
Postal address: 57, Krupskaya Str., r.p. Kamenolomni, Rostov Region, 346480
Account number: 40702810052060142697
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Zernograd branch № 1824 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Zernograd OSB № 1824 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 2, Lenin Str., Zernograd, Rostov Region, 347740
Postal address: 2, Lenin Str., Zernograd, Rostov Region, 347740
Account number: 40702810052100200321
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Zernograd branch № 1824/60 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Zernograd OSB № 1824/60 of the South-Western bank of the RF SB
INN: 7707083893

Seat: 53, Budyonnovski per., st. Kagalnitskaya, 347700
Postal address: 53, Budyonnovski per., st. Kagalnitskaya, 347700
Account number: 40702810052100260170
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Taganrog branch № 1548 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Taganrog OSB № 1548 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 74, Petrovskaya Str., Taganrog, Rostov Region, 347900
Postal address: 74, Petrovskaya Str., Taganrog, Rostov Region, 347900
Account number: 40702810052230101358
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Millerovo OSB № 275 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 5A, Gazetny per., Millerovo, Rostov Region, 346132
Postal address: 5A, Gazetny per., Millerovo, Rostov Region, 346132
Account number: 40702810052350100417
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetin branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 361, Lenin Str., Stavropol, 355035
Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702810060000102045
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Mineralovodski additional office № 30/0127 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Mineralovodski additional office № 30/0127 of Pyatigorsk OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893

Seat: 57a, Tbiliskaya Str., Mineralnie Vodi

Postal address: 57a, Tbiliskaya Str., Mineralnie Vodi

Account number: 40702810060050101025

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Aleksandrovskoe branch № 1861 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Aleksandrovskoe OSB № 1861 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 37a, Kalinin Str., Aleksandrovskoe, Stavropol Krai, 356300

Postal address: 37a, Kalinin Str., Aleksandrovskoe, Stavropol Krai, 356300

Account number: 40702810060211000266

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 8579/13 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Branch № 8579/13 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 63, Lenin Str., Sadovoe, 359400

Postal address: 63, Lenin Str., Sadovoe, 359400

Account number: 40702810060300100763

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 8579/09 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Branch № 8579/09 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 1, Batasheva Str., Laganj, 359220

Postal address: 1, Batasheva Str., Laganj, 359220

Account number: 40702810060300101445

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Kabardino-Balkarian branch № 8631 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: KB OSB № 8631 of the North-Caucasian bank of the RF SB

INN: 7707083893
Seat: 9, Khuranova Str., Nalchik, Kabardino-Balkarian Republic, 360000
Postal address: 9, Khuranova Str., Nalchik, Kabardino-Balkarian Republic, 360000
Account number: 40702810060330100814
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Additional office of Kabardino-Balkarian branch № 8631/06 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: DO Kabardino-Balkarian OSB № 8631/06 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 115, Lenin Str., Prokhladniy, Kabardino-Balkarian Republic, 361045
Postal address: 115, Lenin Str., Prokhladniy, Kabardino-Balkarian Republic, 361045
Account number: 40702810060330150233
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Nalchik branch of the bank "ROST" (Open Joint Stock Company)
Abbreviated name of the bank: Nalchik branch of the bank "ROST" (OJSC)
INN: 7702131303
Seat: 175a, Tolstogo Str., Nalchik, Kabardino-Balkarian Republic, 360000
Postal address: 175a, Tolstogo Str., Nalchik, Kabardino-Balkarian Republic, 360000
Account number: 40702810800020000238
Type of account: settlement
Currency of account: RUR
BIK: 048327728
Correspondent account: 30101810600000000728

Full registered name of the bank: "Bank "Maiskiy" (Limited Company)
Abbreviated name of the bank: "Bank "Maiskiy" Ltd.
INN:
Seat: 23, Lenin Str., Maiskiy, Kabardino-Balkarian Republic, 361300
Postal address: 23, Lenin Str., Maiskiy, Kabardino-Balkarian Republic, 361300
Account number: 40911810400000000059
Type of account: settlement
Currency of account: RUR
BIK: 048338736
Correspondent account: 30101810300000000736

Full registered name of the bank: Additional office of Kabardino-Balkarian branch № 8631/11 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: DO Kabardino-Balkarian OSB № 8631/11 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 43, Baksanskoe shosse, Chegem, Kabardino-Balkarian Republic, 361401

Postal address: 43, Baksanskoe shosse, Chegem, Kabardino-Balkarian Republic, 361401
Account number: 40702810060330185191
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Mozdok branch № 8632/11 of Severo-Osetin branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Mozdok branch № 8632/11 of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 61, Kirov Str., Mozdok, 362700
Postal address: 61, Kirov Str., Mozdok, 362700
Account number: 40702810060340101311
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Elkhotovskiy branch № 8632/16 of Severo-Osetin branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Elkhotovskiy branch № 8632/16 of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 16, Zortov Str., Elkhotovo, 363600
Postal address: 16, Zortov Str., Elkhotovo, 363600
Account number: 40702810060340101324
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Ardonskiy branch № 8632/17 of Severo-Osetin branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Ardonskiy branch № 8632/17 of Severo-Osetin OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 8, Kalinin Str., Ardon, 363300
Postal address: 8, Kalinin Str., Ardon, 363300
Account number: 40702810060340101337
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Branch "Krasnodarskiy" of Open Joint Stock Company "Promyshlenno-stroitelny bank"
Abbreviated name of the bank: Branch "Krasnodarskiy" of OJSC "PSB"
INN: 7831000010

Seat: 44, Oktyabrskaya Str., Krasnodar , 350000
Postal address: 44, Oktyabrskaya Str., Krasnodar , 350000
Account number: 40702810096000001099
Type of account: settlement
Currency of account: RUR
BIK: 040349712
Correspondent account: 30101810100000000712

Full registered name of the bank: Branch № 3 of Open Joint Stock Company Commercial Bank "Center-invest"
Abbreviated name of the bank: Branch № 3 of OJSC KB "Center-invest"
INN: 6163011391
Seat: 44, Yermak Sp., Novocherkassk, 346429
Postal address: 44, Yermak Sp., Novocherkassk, 346429
Account number: 40702810100000000537
Type of account: settlement
Currency of account: RUR
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Open Joint Stock Company "Kavkazskiy Bank Razvitiya I Rekonstruktsii"
Abbreviated name of the bank: OJSC "KBRR"
INN: 0711007370
Seat: 29, Lenin Str., Terek, Kabardino-Balkarian Republic 360000
Postal address: 29, Lenin Str., Terek, Kabardino-Balkarian Republic 360000
Account number: 40702810700000000430
Type of account: settlement
Currency of account: RUR
BIK: 048327707
Correspondent account: 30102810500000000707

Full registered name of the bank: Open Joint Stock Company "Kavkazskiy Bank Razvitiya I Rekonstruktsii"
Abbreviated name of the bank: OJSC "KBRR"
INN: 0711007370
Seat: 43, Inessi Armand Str., Nalchik, Kabardino-Balkarian Republic 360000
Postal address: 43, Inessi Armand Str., Nalchik, Kabardino-Balkarian Republic 360000
Account number: 40702810100000000908
Type of account: settlement
Currency of account: RUR
BIK: 048327707
Correspondent account: 30102810500000000707

Full registered name of the bank: Open Joint Stock Company Commercial Bank "Center-invest"
Abbreviated name of the bank: OJSC KB "Center-invest"
INN: 6163011391
Seat: 62, Sokolov Str., Rostov-on-Don, 344010
Postal address: 62, Sokolov Str., Rostov-on-Don, 344010
Account number: 40702810100000003823

Type of account: settlement
Currency of account: RUR
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Adygeia branch № 8620 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 4/2, Dimitrov Str., Maikop, Adygeia Republic, 385011
Postal address: 4/2, Dimitrov Str., Maikop, Adygeia Republic, 385011
Account number: 40702810101000100870
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Adygeia branch № 8620/016 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/016 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 1-a, Dzharimov Str., aul Koshekhablj, Koshekhablj district, Adygeia Republic, 385430
Postal address: 1-a, Dzharimov Str., aul Koshekhablj, Koshekhablj district, Adygeia Republic, 385430
Account number: 40702810101000104180
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Adygeia branch № 8620/047 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/047 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 20-a, 50 let Oktyabrya Str., selo Krasnogvardeiskoe, Krasnogvardeiskiy district, Adygeia Republic, 385300
Postal address: 20-a, 50 let Oktyabrya Str., selo Krasnogvardeiskoe, Krasnogvardeiskiy district, Adygeia Republic, 385300
Account number: 40702810101000110190
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Adygeia branch № 8620/054 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/054 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 220, Pervomaiskaya Str., r.p. Tulskiy, Adygeia Republic
Postal address: 220, Pervomaiskaya Str., r.p. Tulskiy, Adygeia Republic
Account number: 40702810101000111335

Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Volgograd branch № 8621of the Savings Bank of Russia
Abbreviated name of the bank: Volgograd OSB № 8621of the RF SB
INN: 7707083893
Seat: 40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005
Postal address: 40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005
Account number: 40702810111020102836
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Gorodischenskoe branch № 8303 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Gorodischenskoe OSB № 8303 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 2, Pavshikh Bortsov pl., r.p. Gorodische, Volgograd Region, 403003
Postal address: 2, Pavshikh Bortsov pl., r.p. Gorodische, Volgograd Region, 403003
Account number: 40702810111110100308
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Gorodischenskoe branch № 8303 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Gorodischenskoe OSB № 8303 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 2, Pavshikh Bortsov pl., r.p. Gorodische, Volgograd Region, 403003
Postal address: 2, Pavshikh Bortsov pl., r.p. Gorodische, Volgograd Region, 403003
Account number: 40702810111110100311
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Oktyabrskoe branch № 4047 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Oktyabrskoe OSB № 4047 of the Povolzhski bank of the RF SB
INN:
Seat: 36, Lenin Str., p.g.t. Oktyabrskiy, Volgograd Region, 404321
Postal address: 36, Lenin Str., p.g.t. Oktyabrskiy, Volgograd Region, 404321
Account number: 40702810111220100146
Type of account: settlement
Currency of account: RUR
BIK: 041806647

Correspondent account: 30101810100000000647

Full registered name of the bank: Kletskoe branch № 3951 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Kletskoe OSB № 3951 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 25, Pokalchuka Str., st. Kletskaya, Volgograd Region, 403530
Postal address: 25, Pokalchuka Str., st. Kletskaya, Volgograd Region, 403530
Account number: 40702810111240100126
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Kalachevskoe branch № 3952/065 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalachevskoe OSB № 3952/065 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 2nd Mikroraion, Surovikino, Volgograd Region
Postal address: 2nd Mikroraion, Surovikino, Volgograd Region
Account number: 40702810111250102389
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Krasnodar branch № 8619 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Krasnodar OSB № 8619 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000
Postal address: 65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000
Account number: 40702810130010120141
Type of account: settlement
Currency of account: RUR
BIK: 040349602
Correspondent account: 30101810100000000602

Full registered name of the bank: Adygeia branch № 8620 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620 of the South-Western bank of the RF SB
INN: 7707083893
Seat: building 2, 4 Dimitrov Str., Maikop, Adygeia Republic, 385011
Postal address: building 2, 4 Dimitrov Str., Maikop, Adygeia Republic, 385011
Account number: 40702810130020102243
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Temryuk branch № 1803 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Temryuk OSB № 1803 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 58, Tamanskaya Str., Temryuk, Krasnodar Krai, 353500
Postal address: 58, Tamanskaya Str., Temryuk, Krasnodar Krai, 353500
Account number: 40702810130030100772
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Tuarse branch № 1805 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Tuapse OSB № 1805 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 36, K.Marx Str., Tuapse, Krasnodar Krai, 352800
Postal address: 36, K.Marx Str., Tuapse, Krasnodar Krai, 352800
Account number: 40702810130050100707
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Predgornoye branch № 1853 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Predgornoye OSB № 1853 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 25, Klubnaya Str., Apsheronsk, Krasnodar Krai, 352690
Postal address: 25, Klubnaya Str., Apsheronsk, Krasnodar Krai, 352690
Account number: 40702810130300101281
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Leningradskaya branch № 5174 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Leningradskaya OSB № 5174 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 94, Naberezhnaya Str., Leningradskaya, Krasnodar Krai, 353740
Postal address: 94, Naberezhnaya Str., Leningradskaya, Krasnodar Krai, 353740
Account number: 40702810130390101356
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Kropotkin branch № 1586 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Kropotkin OSB № 1586 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 144, Krasnaya Str., Kropotkin, Krasnodar Krai, 352380
Postal address: 144, Krasnaya Str., Kropotkin, Krasnodar Krai, 352380
Account number: 40702810130420100609
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Kropotkin branch № 1586 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Kropotkin OSB № 1586 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 144, Krasnaya Str., Kropotkin, Krasnodar Krai, 352380
Postal address: 144, Krasnaya Str., Kropotkin, Krasnodar Krai, 352380
Account number: 40702810130420100775
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Yeisk branch № 1798 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Yeisk OSB № 1798 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 86, B. Khmelnitskiy Str., Yeisk, Krasnodar Krai, 353682
Postal address: 86, B. Khmelnitskiy Str., Yeisk, Krasnodar Krai, 353682
Account number: 40702810130440100320
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: South-Western bank of the Savings Bank of Russia in Rostov-on-Don
Abbreviated name of the bank: South-Western bank of the RF SB in Rostov-on-Don
INN: 7707083893
Seat: 87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010
Postal address: 87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010
Account number: 40702810152000103758
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: South-Western bank of the Savings Bank of Russia in Rostov-on-Don

Abbreviated name of the bank: South-Western bank of the RF SB in Rostov-on-Don
INN: 7707083893
Seat: 87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010
Postal address: 87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010
Account number: 40702810152000103761
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Volgodonsk branch № 7931 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Volgodonsk OSB № 7931 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 2, Koshevogo Str., Volgodonsk, 347360
Postal address: 2, Koshevogo Str., Volgodonsk, 347360
Account number: 40702810152160140114
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Shakhty branch № 250 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Shakhty OSB № 250 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 233, Sovetskaya Str., Shakhty, Rostov region, 346500
Postal address: 233, Sovetskaya Str., Shakhty, Rostov region, 346500
Account number: 40702810352060143202
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Belokalitvenskoe branch № 8273 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Belokalitvenskoe OSB № 8273 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 48, Petrov Str., Belaya Kalitva, Rostov region, 347040
Postal address: 48, Petrov Str., Belaya Kalitva, Rostov region, 347040
Account number: 40702810152340100738
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Orlovskiy branch № 5184 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Orlovskiy OSB № 5184 of the South-Western bank of the RF SB

INN: 7707083893
Seat: 52, Gorkiy Str., Orlovskiy, Rostov region, 347510
Postal address: 52, Gorkiy Str., Orlovskiy, Rostov region, 347510
Account number: 40702810152370150156
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Mineralovodski additional office № 30/0127 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Mineralovodski additional office № 30/0127 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 57a, Tbiliskaya Str., Mineralnie Vodi
Postal address: 57a, Tbiliskaya Str., Mineralnie Vodi
Account number: 40702810160050101022
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Georgievsk branch № 1811 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Georgievsk OSB № 1811 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 11, Kalinin Str., Georgievsk, 357820
Postal address: 11, Kalinin Str., Georgievsk, 357820
Account number: 40702810160060100961
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Zheleznovodskiy additional office № 30/0108 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Zheleznovodskiy additional office № 30/0108 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 73a, Lenin Str., Zheleznovodsk, 357400
Postal address: 73a, Lenin Str., Zheleznovodsk, 357400
Account number: 40702810160080100514
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kurskoe branch № 5238 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kurskoe OSB № 5238 of the North-Caucasian bank of the RF SB

INN: 7707083893
Seat: 20, Oktyabrskiy per., Kurskaya, 357850
Postal address: 20, Oktyabrskiy per., Kurskaya, 357850
Account number: 40702810160130100260
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Nevinnomyssk branch № 1583 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Nevinnomyssk OSB № 1583 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 55, Gagarin Str., Nevinnomyssk, 357030
Postal address: 55, Gagarin Str., Nevinnomyssk, 357030
Account number: 40702810160250101592
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kochubeevskoe branch № 7799 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kochubeevskoe OSB № 7799 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 105a, Sovetskaya Str., Kochubeevskoe, Stavropol Krai, 357100
Postal address: 105a, Sovetskaya Str., Kochubeevskoe, Stavropol Krai, 357100
Account number: 40702810160290100427
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 8579/12 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Branch № 8579/12 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 77, Pionerskaya Str., Priyutnoe, 359030
Postal address: 77, Pionerskaya Str., Priyutnoe, 359030
Account number: 40702810160300101358
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 8579/06 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Branch № 8579/06 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 10, Sadovaya Str., Gorodovikovsk, 358007

Postal address: 10, Sadovaya Str., Gorodovikovsk, 358007

Account number: 40702810160300101442

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 8579/06 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Branch № 8579/06 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 10, Sadovaya Str., Gorodovikovsk, 358007

Postal address: 10, Sadovaya Str., Gorodovikovsk, 358007

Account number: 40702810160300102001

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Karachaevo-Cherkessian branch № 8585/09 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Karachaevo-Cherkessian OSB № 8585/09 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 112, Krasnaya Str., Pregradnaya, Urupskiy region, Karachaevo-Cherkessian Republic, 369260

Postal address: 112, Krasnaya Str., Pregradnaya, Urupskiy region, Karachaevo-Cherkessian Republic, 369260

Account number: 40702810160310107038

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Kabardino-Balkarian branch № 8631/10 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: KB OSB № 8631/10 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 76, Lenin Str., Nartkala, 361300

Postal address: 76, Lenin Str., Nartkala, 361300

Account number: 40702810160330170207

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Additional office № 8631/09 of Kabardino-Balkarian branch of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: DO Kabardino-Balkarian OSB № 8631/09 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 54, Elbrusskiy Pr., Tyrniauz, Kabardino-Balkarian Republic, 361624

Postal address: 54, Elbrusskiy Pr., Tyrniauz, Kabardino-Balkarian Republic, 361624

Account number: 40702810160330190096

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 361, Lenin Str., Stavropol, 355035

Postal address: 361, Lenin Str., Stavropol, 355035

Account number: 40702810160340101318

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Oktyabrskiy branch № 8632/12 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Oktyabrskiy branch № 8632/12 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 52, Yelkhieva Str., Oktyabrskoe, 363130

Postal address: 52, Yelkhieva Str., Oktyabrskoe, 363130

Account number: 40702810160340101321

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Beslanskiy branch № 8632/15 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Beslanskiy branch № 8632/15 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 32, Dzarahohova Str., Beslan, 363000

Postal address: 32, Dzarahohova Str., Beslan, 363000

Account number: 40702810160340101376

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 2 of Open joint-stock company commercial bank "Center-invest"
Abbreviated name of the bank: Branch № 2 of OJSC KB "Center-invest"
INN: 6163011391
Seat: 84, Gorkiy Str., Bataisk, 346730
Postal address: 84, Gorkiy Str., Bataisk, 346730
Account number: 40702810200000000208
Type of account: settlement
Currency of account: RUR
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Volgo-Caspian Joint-stock Bank (Open joint-stock company)
Abbreviated name of the bank: OJSC "VKAbank"
INN: 3015011755
Seat: 20, Lenin Str., Astrakhan, 414000
Postal address: 20, Lenin Str., Astrakhan, 414000
Account number: 40702840300000000288
Type of account: settlement
Currency of account: RUR
BIK: 041203729
Correspondent account: 30101810760000000729

Full registered name of the bank: Krasnodar Joint-stock commercial Bank "Yugbank"(Open joint-stock company)
Abbreviated name of the bank: OJSC AKB "Yugbank"
INN: 2310042974
Seat: 52, Krasnaya Str., Krasnodar, 350016
Postal address: 52, Krasnaya Str., Krasnodar, 350016
Account number: 40702810100000102111
Type of account: settlement
Currency of account: RUR
BIK: 040349713
Correspondent account: 30101181040000000713

Full registered name of the bank: Krasnodar Joint-stock commercial Bank "Yugbank"(Open joint-stock company)
Abbreviated name of the bank: OJSC AKB "Yugbank"
INN: 2310042974
Seat: 52, Krasnaya Str., Krasnodar, 350016
Postal address: 52, Krasnaya Str., Krasnodar, 350016
Account number: 40702810200000002111
Type of account: settlement
Currency of account: RUR
BIK: 040349713
Correspondent account: 30101181040000000713

Full registered name of the bank: Open joint-stock company commercial bank "Center-invest"
Abbreviated name of the bank: OJSC KB "Center-invest"

INN: 6163011391
Seat: 62, Sokolov pr., Rostov-on-Don, 344010
Postal address: 62, Sokolov pr., Rostov-on-Don, 344010
Account number: 40702810200000003804
Type of account: settlement
Currency of account: RUR
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Volgo-Caspian Joint-stock Bank (Open joint-stock company)
Abbreviated name of the bank: OJSC "VKAbank"
INN: 3015011755
Seat: 20, Lenin Str., Astrakhan, 414000
Postal address: 20, Lenin Str., Astrakhan, 414000
Account number: 40702840500000000114
Type of account: settlement
Currency of account: RUR
BIK: 041203729
Correspondent account: 30101810760000000729

Full registered name of the bank: Krasnodar branch of Joint-stock commercial Bank "Moscow municipal bank – Bank of Moscow"(Open joint-stock company)
Abbreviated name of the bank: Krasnodar branch of FAKB "Bank of Moscow"
INN: 7702000406
Seat: 28, Oktyabrskaya Str., Krasnodar, 350000
Postal address: 28, Oktyabrskaya Str., Krasnodar, 350000
Account number: 40702810200440000040
Type of account: settlement
Currency of account: RUR
BIK: 040349978
Correspondent account: 30101181030000000978

Full registered name of the bank: Adygeia branch № 8620/034 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/034 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 13, Lenin Str., Adygeisk, Adygeia Republic, 385200
Postal address: 13, Lenin Str., Adygeisk, Adygeia Republic, 385200
Account number: 40702810201000108329
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Adygeia branch № 8620/038 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/038 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 349, Krasnaya Str., Giaginskaya, Giaginskaya district, Adygeia Republic, 385600
Postal address: 349, Krasnaya Str., Giaginskaya, Giaginskaya district, Adygeia Republic, 385600

Account number: 40702810201000109246
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Adygeia branch № 8620/038 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/038 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 349, Krasnaya Str., Giaginskaya, Giaginskaya district, Adygeia Republic, 385600
Postal address: 349, Krasnaya Str., Giaginskaya, Giaginskaya district, Adygeia Republic, 385600
Account number: 40702810201000109247
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Krasnoyarskoe branch № 3980/026 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Krasnoyarskoe OSB № 3980/026 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 43a, K.Marx Str., Krasny Yar, Astrakhan Region, 416150
Postal address: 43a, K.Marx Str., Krasny Yar, Astrakhan Region, 416150
Account number: 40702810205120100041
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Kamyzyakskoe branch № 3981 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Kamyzyakskoe OSB № 3981 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 89a, Gorkiy Str., Kamyzyak, Astrakhan Region, 416340
Postal address: 89a, Gorkiy Str., Kamyzyak, Astrakhan Region, 416340
Account number: 40702810205130100183
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Volgo-Caspian Joint-stock Bank (Open joint-stock company)
Abbreviated name of the bank: OJSC "VKAbank"
INN: 3015011755
Seat: 20, Lenin Str., Astrakhan, 414000
Postal address: 20, Lenin Str., Astrakhan, 414000
Account number: 40702840800000000115
Type of account: settlement

Currency of account: USD
BIK: 041203729
Correspondent account: 30101810760000000729

Full registered name of the bank: Volgo-Caspian Joint-stock Bank (Open joint-stock company)
Abbreviated name of the bank: OJSC "VKAbank"
INN: 3015011755
Seat: 20, Lenin Str., Astrakhan, 414000
Postal address: 20, Lenin Str., Astrakhan, 414000
Account number: 40702978200000000014
Type of account: settlement
Currency of account: EVRO
BIK: 041203729
Correspondent account: 30101810760000000729

Full registered name of the bank: Volgo-Caspian Joint-stock Bank (Open joint-stock company)
Abbreviated name of the bank: OJSC "VKAbank"
INN: 3015011755
Seat: 20, Lenin Str., Astrakhan, 414000
Postal address: 20, Lenin Str., Astrakhan, 414000
Account number: 40702978500000000015
Type of account: settlement
Currency of account: EVRO
BIK: 041203729
Correspondent account: 30101810760000000729

Full registered name of the bank: Volgo-Caspian Joint-stock Bank (Open joint-stock company)
Abbreviated name of the bank: OJSC "VKAbank"
INN: 3015011755
Seat: 20, Lenin Str., Astrakhan, 414000
Postal address: 20, Lenin Str., Astrakhan, 414000
Account number: 40702978900000000013
Type of account: settlement
Currency of account: EVRO
BIK: 041203729
Correspondent account: 30101810760000000729

Full registered name of the bank: Volgograd branch № 8621 of the Savings Bank of Russia
Abbreviated name of the bank: Volgograd OSB № 8621 of the RF SB
INN: 7707083893
Seat: 40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005
Postal address: 40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005
Account number: 40702810211020102833
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Kamylzhenskiy branch № 100 of Mikhailovskiy branch № 4006 of the Povolzhski bank of the Savings Bank of Russia

Abbreviated name of the bank: Kamylzhenskiy branch № 100 of Mikhailovskiy OSB № 4006 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 8, Mira Str., Kamylzhenskaya, Volgograd Region, 403400
Postal address: 8, Mira Str., Kamylzhenskaya, Volgograd Region, 403400
Account number: 40702810211050101273
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Krasnodar branch № 8619 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Krasnodar OSB № 8619 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000
Postal address: 65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000
Account number: 40702810230020102091
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Central branch № 1806 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Central OSB № 1806 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 36, Gorkiy Str., Sochi, Krasnodar Krai, 354000
Postal address: 36, Gorkiy Str., Sochi, Krasnodar Krai, 354000
Account number: 40702810230060102378
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Tikhoretsk branch № 1802 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Tikhoretsk OSB № 1802 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 22a, Oktyabrskaya Str., Tikhoretsk , Krasnodar Krai, 352120
Postal address: 22a, Oktyabrskaya Str., Tikhoretsk , Krasnodar Krai, 352120
Account number: 40702810230120100919
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Ust-Labinsk branch № 1815 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Ust-Labinsk OSB № 1815 of the South-Western bank of the RF SB

INN: 7707083893
Seat: 287a, Krasnaya Str., Ust-Labinsk, Krasnodar Krai, 352330
Postal address: 287a, Krasnaya Str., Ust-Labinsk, Krasnodar Krai, 352330
Account number: 40702810230150100400
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Vyselki branch № 5158 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Vyselki OSB № 5158 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 67b, Montikova Str., Vyselki, Krasnodar Krai, 353100
Postal address: 67b, Montikova Str., Vyselki, Krasnodar Krai, 353100
Account number: 40702810230310200111
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: South-Western bank of the Savings Bank of Russia in Rostov-on-Don
Abbreviated name of the bank: South-Western bank of the RF SB in Rostov-on-Don
INN: 7707083893
Seat: 87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010
Postal address: 87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010
Account number: 40702810252000103878
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Salsk branch № 625 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Salsk OSB № 625 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 46, Lenin Str., Salsk, Rostov Region, 347630
Postal address: 46, Lenin Str., Salsk, Rostov Region, 347630
Account number: 40702810252110100318
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Volgodonsk branch № 7931 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Volgodonsk OSB № 7931 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 2, Koshevoy Str., Volgodonsk, Rostov Region, 347360

Postal address: 2, Koshevoy Str., Volgodonsk, Rostov Region, 347360
Account number: 40702810252160101723
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Volgodonsk branch № 7931/071 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Volgodonsk OSB № 7931/071 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 136, Lenin Str., Zimovniki, 347460
Postal address: 136, Lenin Str., Zimovniki, 347460
Account number: 40702810252160130147
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Morozovsk branch № 1835 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Morozovsk OSB № 1835 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 27, Podtelkova Str., Morozovsk, Rostov Region, 347210
Postal address: 27, Podtelkova Str., Morozovsk, Rostov Region, 347210
Account number: 40702810252190100121
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Bagaevskiy branch № 5155/44 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Bagaevskiy OSB № 5155/44 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 135, Atamanskiy Pr., Semikarakorsk, 346630
Postal address: 135, Atamanskiy Pr., Semikarakorsk, 346630
Account number: 40702810252290209142
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Orlovskoe branch № 5184 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Orlovskoe OSB № 5184 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 52, Gorkiy Str., Orlovskiy, Rostov Region, 347510

Postal address: 52, Gorkiy Str., Orlovskiy, Rostov Region, 347510
Account number: 40702810252370100213
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Novocherkassk branch № 1799 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Novocherkassk OSB № 1799 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 596, Platovskiy Pr., Novocherkassk, Rostov Region, 346430
Postal address: 596, Platovskiy Pr., Novocherkassk, Rostov Region, 346430
Account number: 40702810252450100845
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Neftekumsk branch № 7908 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Neftekumsk OSB № 7908 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 5, Neftyannikov Pr., Neftekumsk, 357980
Postal address: 5, Neftyannikov Pr., Neftekumsk, 357980
Account number: 40702810260040100412
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Budyonovsk branch № 1812 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Budyonovsk OSB № 1812 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 59/61, Oktyabrskaya Str., Budyonovsk, 356800
Postal address: 59/61, Oktyabrskaya Str., Budyonovsk, 356800
Account number: 40702810260070100767
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 59, Kirov Str., Pyatigorsk, 357500

Postal address: 59, Kirov Str., Pyatigorsk, 357500
Account number: 40702810260090101267
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Shpakovskiy branch № 5230/52 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Shpakovskiy OSB № 5230/52 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 4, Stavropolskaya Str., Grachovka, Stavropol Territory, 356250
Postal address: 4, Stavropolskaya Str., Grachovka, Stavropol Territory, 356250
Account number: 40702810260100100666
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kirovskoe branch № 5231 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kirovskoe OSB № 5231 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 190a, Mira Str., Novopavlovsk, 357830
Postal address: 190a, Mira Str., Novopavlovsk, 357830
Account number: 40702810260110100520
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Krasnogvardeiskoe branch № 1857 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Krasnogvardeiskoe OSB № 1857 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 55a, Lenin Str., Krasnogvardeiskoe, 356030
Postal address: 55a, Lenin Str., Krasnogvardeiskoe, 356030
Account number: 40702810260170100230
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Izobilnenskoe branch № 1858 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Izobilnenskoe OSB № 1858 of the North-Caucasian bank of the RF SB
INN: 7707083893

Seat: 51, Proletarskaya Str., Izobilny, 356140
Postal address: 51, Proletarskaya Str., Izobilny, 356140
Account number: 40702810260180100764
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Petrovskoe branch № 1859 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Petrovskoe OSB № 1859 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 10, Pushkin Str., Svetlograd, 356500
Postal address: 10, Pushkin Str., Svetlograd, 356500
Account number: 40702810260190100375
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Sovetskoe branch № 1872 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Sovetskoe OSB № 1872 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 3, Lenin Sq., Zelenokumsk, 357910
Postal address: 3, Lenin Sq., Zelenokumsk, 357910
Account number: 40702810260230100387
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/07 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/07 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 2, Oktyabrskaya Str., Iki-Burul, 359130
Postal address: 2, Oktyabrskaya Str., Iki-Burul, 359130
Account number: 40702810260300100945
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/16 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/16 of the North-Caucasian bank of the RF SB
INN: 7707083893

Seat: 69, Oktyabrskaya Str., Tsagan-Aman, 359300
Postal address: 69, Oktyabrskaya Str., Tsagan-Aman, 359300
Account number: 40702810260300101355
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/13 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/13 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 63, Lenin Str., Sadovoe, 359400
Postal address: 63, Lenin Str., Sadovoe, 359400
Account number: 40702810260300101449
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/16 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/16 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 69, Oktyabrskaya Str., Tsagan-Aman, 359300
Postal address: 69, Oktyabrskaya Str., Tsagan-Aman, 359300
Account number: 40702810260300101452
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Karachaevo-Cherkessk branch № 8585/04 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Karachaevo-Cherkessk OSB № 8585/04 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 10, Kosta Khetagurova Str., Karachaevsk, 357190
Postal address: 10, Kosta Khetagurova Str., Karachaevsk, 357190
Account number: 40702810260310101235
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Karachaevo-Cherkessk branch № 8585/05 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Karachaevo-Cherkessk OSB № 8585/05 of the North-Caucasian bank of the RF SB

INN: 7707083893
Seat: 55, Lenin Str., Zelenchukskaya, 357140
Postal address: 55, Lenin Str., Zelenchukskaya, 357140
Account number: 40702810260310102043
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Karachaevo-Cherkessk branch № 8585/06 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Karachaevo-Cherkessk OSB № 8585/06 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 34, Morozov Str., Ust-Dzheguta, 357200
Postal address: 34, Morozov Str., Ust-Dzheguta, 357200
Account number: 40702810260310103068
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Karachaevo-Cherkessk branch № 8585/08 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Karachaevo-Cherkessk OSB № 8585/08 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 13a, Bazarnaya Str., Uchkeken, Malokarachaevskiy district, Karachaevo-Cherkessian Republic 369380
Postal address: 13a, Bazarnaya Str., Uchkeken, Malokarachaevskiy district, Karachaevo-Cherkessian Republic 369380
Account number: 40702810260310106120
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Additional office of the Kabardino-Balkarian branch № 8631/03 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: DO of the Kabardino-Balkarian OSB № 8631/03 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 21, Lenin Str., Baksan, Kabardino-Balkarian Republic, 361534
Postal address: 21, Lenin Str., Baksan, Kabardino-Balkarian Republic, 361534
Account number: 40702810260330160434
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kabardino-Balkarian branch № 8631/10 of the North-Caucasian

bank of the Savings Bank of Russia

Abbreviated name of the bank: Branch of the Kabardino-Balkarian OSB № 8631/10 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 76, Lenin Str., Nartkala, Kabardino-Balkarian Republic, 361300

Postal address: 76, Lenin Str., Nartkala, Kabardino-Balkarian Republic, 361300

Account number: 40702810260330170204

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 361, Lenin Str., Stavropol, 355035

Postal address: 361, Lenin Str., Stavropol, 355035

Account number: 40702810260340101357

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Elkhotovskiy branch № 8632/16 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Elkhotovskiy branch № 8632/16 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 16, Zortova Str., Elkhotovo, 363600

Postal address: 16, Zortova Str., Elkhotovo, 363600

Account number: 40702810260340101360

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 7 of Open joint-stock company commercial bank "Center-invest"

Abbreviated name of the bank: Branch № 7 of OJSC KB "Center-invest"

INN: 6163011391

Seat: 118, Atamanskiy Pr., Semikarakorsk, 346630

Postal address: 118, Atamanskiy Pr., Semikarakorsk, 346630

Account number: 40702810300000000137

Type of account: settlement

Currency of account: RUR

BIK: 046015762

Correspondent account: 30101810100000000762

Full registered name of the bank: Open joint-stock company commercial bank "Center-invest"
Abbreviated name of the bank: OJSC KB "Center-invest"
INN: 6163011391
Seat: 62, Sokolov Pr., Rostov-on-Don, 344010
Postal address: 62, Sokolov Pr., Rostov-on-Don, 344010
Account number: 40702810300000003801
Type of account: settlement
Currency of account: RUR
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Joint-stock commercial bank "Moscow municipal bank- Bank of Moscow" (open joint-stock company), Vladikavkaz branch
Abbreviated name of the bank: Vladikavkaz branch of FAKB "Bank of Moscow"
INN: 7702000406
Seat: 1, Prospect Mira, Vladikavkaz, 362040
Postal address: 1, Prospect Mira, Vladikavkaz, 362040
Account number: 40702810300220000067
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Joint-stock commercial bank "Moscow municipal bank- Bank of Moscow" (open joint-stock company), Vladikavkaz branch
Abbreviated name of the bank: Vladikavkaz branch of FAKB "Bank of Moscow"
INN: 7702000406
Seat: 1, Prospect Mira, Vladikavkaz, 362040
Postal address: 1, Prospect Mira, Vladikavkaz, 362040
Account number: 40702810300220000520
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Adygeia branch № 8620 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620 of the South-Western bank of the RF SB
INN: 7707083893
Seat: building 2, 4 Dimitrov Str., Maikop, Adygeia Republic, 385011
Postal address: building 2, 4 Dimitrov Str., Maikop, Adygeia Republic, 385011
Account number: 40702810301000100984
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602
Full registered name of the bank: Limanskoe branch № 8575 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Limanskoe OSB № 8575 of the Povolzhski bank of the RF SB
INN: 7707083893

Seat: 1, Elektricheskaya Str., Liman, Astrakhan Region, 416410
Postal address: 1, Elektricheskaya Str., Liman, Astrakhan Region, 416410
Account number: 40702810305080000152
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Ikryaninskoe branch № 3983 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Ikryaninskoe OSB № 3983 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 40, Sovetskaya Str., Ikryanoe, Astrakhan Region, 416370
Postal address: 40, Sovetskaya Str., Ikryanoe, Astrakhan Region, 416370
Account number: 40702810305140100060
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Volgograd branch № 8621of the Savings Bank of Russia
Abbreviated name of the bank: Volgograd OSB № 8621of the RF SB
INN: 7707083893
Seat: 40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005
Postal address: 40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005
Account number: 40702810311020102830
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Alekseevskoe branch № 4003 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Alekseevskoe OSB № 4003 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 32, Lenin Str., Alekseevskaya, Volgograd Region, 403241
Postal address: 32, Lenin Str., Alekseevskaya, Volgograd Region, 403241
Account number: 40702810311030200201
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Uryupinskoe branch № 4012 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Uryupinskoe OSB № 4012 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 1a, Liza Chaikina Str., Uryupinsk, Volgograd Region, 403113
Postal address: 1a, Liza Chaikina Str., Uryupinsk, Volgograd Region, 403113
Account number: 40702810311100100587

Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Krasnoarmeiskoe branch № 7247/0300 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Krasnoarmeiskoe OSB № 7247 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 50a, Prospect Geroev Stalingrada, Volgograd, Volgograd Region, 400026
Postal address: 50a, Prospect Geroev Stalingrada, Volgograd, Volgograd Region, 400026
Account number: 40702810311130100227
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Kamyshinskoe branch № 7125 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Kamyshinskoe OSB № 7125 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 101, Bazarov Str., Kamyshin, Volgograd Region, 403876
Postal address: 101, Bazarov Str., Kamyshin, Volgograd Region, 403876
Account number: 40702810311180100523
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Open joint-stock company "Krayinvestbank"
Abbreviated name of the bank: OJSC "Krayinvestbank"
INN: 2309074812
Seat: 57, Komsomolskaya Str., Krasnodar, 350063
Postal address: 57, Komsomolskaya Str., Krasnodar, 350063
Account number: 40702810600009000463
Type of account: settlement
Currency of account: RUR
BIK: 040349516
Correspondent account: 30101810500000000516

Full registered name of the bank: Open joint-stock company "Rosbank"
Abbreviated name of the bank: OJSC "Rosbank"
INN: 7730060164
Seat: 118, Krasnaya Str., Krasnodar, 350000
Postal address: 118, Krasnaya Str., Krasnodar, 350000
Account number: 40702810110020010593
Type of account: settlement
Currency of account: RUR
BIK: 040349796
Correspondent account: 30101810100000000796

Full registered name of the bank: Closed joint-stock company "Moscow International Bank"
Abbreviated name of the bank: CJSC "Moscow International Bank"
INN: 7710030411
Seat: 126, Rashpilevskaya Str., Krasnodar, 350000
Postal address: 126, Rashpilevskaya Str., Krasnodar, 350000
Account number: 40702810400000000419
Type of account: settlement
Currency of account: RUR
BIK: 044525545
Correspondent account: 30101810300000000545

Full registered name of the bank: Joint-stock bank "Pervomaiskiy"
Abbreviated name of the bank: AB "Pervomaiskiy"
INN: 2310050140
Seat: 12, Khakurate Str., Krasnodar, 350000
Postal address: 12, Khakurate Str., Krasnodar, 350000
Account number: 40702810300008031800
Type of account: settlement
Currency of account: RUR
BIK: 040349715
Correspondent account: 30101800000000000715

Full registered name of the bank: Krasnodar branch № 8619 of the Savings Bank of the Russian Federation
Abbreviated name of the bank: Krasnodar OSB № 8619 of the SB RF
INN: 7707083893
Seat: 65, Gimnazicheskaya Str., Krasnodar, 350000
Postal address: 65, Gimnazicheskaya Str., Krasnodar, 350000
Account number: 40702810330010120048
Type of account: settlement
Currency of account: RUR
BIK: 040349602
Correspondent account: 30101810100000000602

Full registered name of the bank: Armavir branch № 1827 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Armavir OSB № 1827 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 6, Shaumyana Str., Armavir, Krasnodar Krai, 352931
Postal address: 6, Shaumyana Str., Armavir, Krasnodar Krai, 352931
Account number: 40702810330240102043
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602
Full registered name of the bank: Labinsk branch № 1851 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Labinsk OSB № 1851 of the South-Western bank of the RF SB
INN: 7707083893

Seat: 86, Konstantinova Str., Labinsk, Krasnodar Krai, 352500
Postal address: 86, Konstantinova Str., Labinsk, Krasnodar Krai, 352500
Account number: 40702810330290102323
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Joint-stock company "YUG-Investbank" (open joint-stock company)
Abbreviated name of the bank: OJSC "YUG-Investbank"
INN: 106000547
Seat: 113, Krasnaya Str., Krasnodar, 350000
Postal address: 113, Krasnaya Str., Krasnodar, 350000
Account number: 40911810900000000060
Type of account: settlement
Currency of account: RUR
BIK: 040349966
Correspondent account: 30101810600000000966

Full registered name of the bank: Tikhoretsk branch № 1802 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Tikhoretsk OSB № 1802 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 22a, Oktyabrskaya Str., Tikhoretsk, Krasnodar Krai, 352120
Postal address: 22a, Oktyabrskaya Str., Tikhoretsk, Krasnodar Krai, 352120
Account number: 40702810130120102091
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Kurganinsk branch № 1584 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Kurganinsk OSB № 1584 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 79, Komsomolskaya Str., Kurganinsk, Krasnodar Krai, 352430
Postal address: 79, Komsomolskaya Str., Kurganinsk, Krasnodar Krai, 352430
Account number: 40702810330410100228
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Konstantinovsk branch № 1826 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Konstantinovsk OSB № 1826 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 27, Lenin Str., Konstantinovsk, Rostov-on-Don, 347250

Postal address: 27, Lenin Str., Konstantinovsk, Rostov-on-Don, 347250
Account number: 40702810752290109205
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Taganrog branch № 1548 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Taganrog OSB № 1548 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 74, Petrovskaya Str., Taganrog, Rostov-on-Don, 347900
Postal address: 74, Petrovskaya Str., Taganrog, Rostov-on-Don, 347900
Account number: 40702810352230101359
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Branch № 5155/44 of Bagaevskaya branch № 5155 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Branch № 5155/44 of Bagaevskaya OSB № 5155 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 6, Podstroikina Str., Bagaevskaya, 346610
Postal address: 6, Podstroikina Str., Bagaevskaya, 346610
Account number: 40702810352290201121
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Millerovo OSB № 275 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 5a, Gazetniy per., Millerovo, 346132
Postal address: 5a, Gazetniy per., Millerovo, 346132
Account number: 40702810352350100418
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 361, Lenin Str., Stavropol, 355035

Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702810360000102046
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Novoaleksandrovskoe branch № 1587 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Novoaleksandrovskoe OSB № 1587 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 1, Shevchenko per., Novoaleksandrovsk, 356010
Postal address: 1, Shevchenko per., Novoaleksandrovsk, 356010
Account number: 40702810360260100325
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 8579/10 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Branch № 8579/10 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 13, Sovetskaya Str., Malie Derbety, 358001
Postal address: 13, Sovetskaya Str., Malie Derbety, 358001
Account number: 40702810360300101446
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Karachaevo-Cherkessian branch № 8585 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Karachaevo-Cherkessian OSB № 8585 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 66, Krasnoarmeiskaya Str., Cherkessk, Karachaevo-Cherkessian Republic, 369000
Postal address: 66, Krasnoarmeiskaya Str., Cherkessk, Karachaevo-Cherkessian Republic, 369000
Account number: 40702810360310100534
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Karachaevo-Cherkessian branch № 8585/07 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Karachaevo-Cherkessian OSB № 8585/07 of the North-Caucasian bank of the RF SB
INN: 7707083893

Seat: 60, Umara Khabekova Str., Khabez, 357120
Postal address: 60, Umara Khabekova Str., Khabez, 357120
Account number: 40702810360310105063
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Mozdok branch № 8632/11 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Mozdok branch № 8632/11 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 61, Kirov Str., Mozdok, 362700
Postal address: 61, Kirov Str., Mozdok, 362700
Account number: 40702810360340101312
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Chikolskiy branch № 8632/18 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Chikolskiy branch № 8632/18 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: Fadzaeva Str., Chikola, 363500
Postal address: Fadzaeva Str., Chikola, 363500
Account number: 40702810360340101338
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 361, Lenin Str., Stavropol, 355035
Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702810360340101354
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644
Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893

Seat: 361, Lenin Str., Stavropol, 355035
Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702810360340200006
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 3 of Open joint-stock company commercial bank "Center-invest"
Abbreviated name of the bank: Branch № 3 of OJSC KB "Center-invest"
INN: 6163011391
Seat: 44, Yermaka sp., Novocherkassk, 346429
Postal address: 44, Yermaka sp., Novocherkassk, 346429
Account number: 40702810400000000538
Type of account: settlement
Currency of account: RUR
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Joint-stock commercial bank "Moskovskiy Delovoy Mir" (open joint-stock company)
Abbreviated name of the bank: OJSC "MDM-bank"
INN: 7706074960
Seat: building 1, 33, Kotelnicheskaya nab., Moscow, 115172
Postal address: building 1, 33, Kotelnicheskaya nab., Moscow, 115172
Account number: 40702810400010000000
Type of account: settlement
Currency of account: RUR
BIK: 044525466
Correspondent account: 30101810900000000466

Full registered name of the bank: Adygeia branch № 8620/054 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/054 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 220, Pervomaiskaya Str., Tulskiy, Adygeia Republic
Postal address: 220, Pervomaiskaya Str., Tulskiy, Adygeia Republic
Account number: 40702810401000111336
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Akhtubinskoe branch № 3976 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Akhtubinskoe OSB № 3976 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 7, Scherbakova Str., Akhtubinsk, Astrakhan Region, 416506
Postal address: 7, Scherbakova Str., Akhtubinsk, Astrakhan Region, 416506

Account number: 40702810405090100230
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Akhtubinskoe branch № 3976 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Akhtubinskoe OSB № 3976 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 7, Scherbakova Str., Akhtubinsk, Astrakhan Region, 416506
Postal address: 7, Scherbakova Str., Akhtubinsk, Astrakhan Region, 416506
Account number: 40702810405090100231
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Mikhailovskoe branch № 4006 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Mikhailovskoe OSB № 4006 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 1, Poperechnaya Str., Mikhailovka, Volgograd Region, 403348
Postal address: 1, Poperechnaya Str., Mikhailovka, Volgograd Region, 403348
Account number: 40702810411050100582
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Novoanninskoe branch № 4008 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Novoanninskoe OSB № 4008 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 2, Karl Libkneht per., Novoanninskiy, Volgograd Region, 403950
Postal address: 2, Karl Libkneht per., Novoanninskiy, Volgograd Region, 403950
Account number: 40702810411060100336
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Oktyabrskoe branch № 4047 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Oktyabrskoe OSB № 4047 of the Povolzhski bank of the RF SB
INN:
Seat: 36, Lenin Str., Oktyabrskiy, Volgograd Region, 404321
Postal address: 36, Lenin Str., Oktyabrskiy, Volgograd Region, 404321
Account number: 40702810411220100147
Type of account: settlement

Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Oktyabrskoe branch № 4047 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Oktyabrskoe OSB № 4047 of the Povolzhski bank of the RF SB
INN:
Seat: 36, Lenin Str., Oktyabrskiy, Volgograd Region, 404321
Postal address: 36, Lenin Str., Oktyabrskiy, Volgograd Region, 404321
Account number: 40702810411220104127
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Nikolaevskoe branch № 3985 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Nikolaevskoe OSB № 3985 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 11, Shevchenko Str., Nikolaevsk, Volgograd Region, 404033
Postal address: 11, Shevchenko Str., Nikolaevsk, Volgograd Region, 404033
Account number: 40702810411270100197
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Yelanskoe branch № 3990 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Yelanskoe OSB № 3990 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 42, Tolstogo Str., Yelan, Volgograd Region, 403732
Postal address: 42, Tolstogo Str., Yelan, Volgograd Region, 403732
Account number: 40702810411300100261
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Yelanskoe branch № 3990 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Yelanskoe OSB № 3990 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 42, Tolstogo Str., Yelan, Volgograd Region, 403732
Postal address: 42, Tolstogo Str., Yelan, Volgograd Region, 403732
Account number: 40702810411300100465
Type of account: settlement
Currency of account: RUR
BIK: 041806647

Correspondent account: 30101810100000000647

Full registered name of the bank: Krasnodar branch № 8619 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Krasnodar OSB № 8619 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000
Postal address: 65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000
Account number: 40702810430020102150
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Krasnodar branch № 8619 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Krasnodar OSB № 8619 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000
Postal address: 65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000
Account number: 40702810430020102244
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Krasnodar universal branch № 8619/0134 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Krasnodar universal OSB № 8619/0134 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 114, Sadovaya Str., Krasnodar, 350033
Postal address: 114, Sadovaya Str., Krasnodar, 350033
Account number: 40702810430090100234
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Pavlovskaya branch № 8613 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Pavlovskaya OSB № 8613 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 245, Pushkin Str., Pavlovskaya , Krasnodar Krai, 352040
Postal address: 245, Pushkin Str., Pavlovskaya , Krasnodar Krai, 352040
Account number: 40702810430130100466
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Timashevsk branch № 8616 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Timashevsk OSB № 8616 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 154a, Lenin Str., Timashevsk , Krasnodar Krai, 352700
Postal address: 154a, Lenin Str., Timashevsk , Krasnodar Krai, 352700
Account number: 40702810430160100203
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Severskaya branch № 1868 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Severskaya OSB № 1868 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 35, Narodnaya Str., Severskaya , Krasnodar Krai, 353240
Postal address: 35, Narodnaya Str., Severskaya , Krasnodar Krai, 353240
Account number: 40702810430170100565
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Armavir branch № 1827/070 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Armavir OSB № 1827/070 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 57, Komarova Str., Otradnaya
Postal address: 57, Komarova Str., Otradnaya
Account number: 40702810430240103201
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Krymsk branch № 1850 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Krymsk OSB № 1850 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 217, Lenin Str., Krymsk , Krasnodar Krai, 353380
Postal address: 217, Lenin Str., Krymsk , Krasnodar Krai, 353380
Account number: 40702810430280100764
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Labinsk branch № 1851 of the South-Western bank of the Savings

Bank of Russia
Abbreviated name of the bank: Labinsk OSB № 1851 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 86, Konstantinova Str., Labinsk, Krasnodar Krai, 352500
Postal address: 86, Konstantinova Str., Labinsk, Krasnodar Krai, 352500
Account number: 40702810430290100937
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Kanevskaya branch № 1865 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Kanevskaya OSB № 1865 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 67, Nesterenko Str., Kanevskaya, Krasnodar Krai, 353730
Postal address: 67, Nesterenko Str., Kanevskaya, Krasnodar Krai, 353730
Account number: 40702810430340100308
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Leningradskaya branch № 5174 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Leningradskaya OSB № 5174 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 94, Naberezhnaya Str., Leningradskaya, Krasnodar Krai, 353740
Postal address: 94, Naberezhnaya Str., Leningradskaya, Krasnodar Krai, 353740
Account number: 40702810430390100345
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: South-Western bank of the Savings Bank of Russia in Rostov-on-Don
Abbreviated name of the bank: South-Western bank of the RF SB in Rostov-on-Don
INN: 7707083893
Seat: 87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010
Postal address: 87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010
Account number: 40702810452000103759
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Oktyabrskoe branch № 5410 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: Oktyabrskoe OSB № 5410 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 57, Krupskoy Str., Kamenolomni, Rostov Region, 346480
Postal address: 57, Krupskoy Str., Kamenolomni, Rostov Region, 346480
Account number: 40702810452060100585
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Matveevo-Kurganskoe branch № 1820 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Matveevo-Kurganskoe OSB № 1820 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 9, Pobedi Str., Matveev-Kurgan, Rostov Region, 346970
Postal address: 9, Pobedi Str., Matveev-Kurgan, Rostov Region, 346970
Account number: 40702810452080100303
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Zernogradskoe branch № 1824 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Zernogradskoe OSB № 1824 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 2, Lenin Str., Zernograd, Rostov Region, 347740
Postal address: 2, Lenin Str., Zernograd, Rostov Region, 347740
Account number: 40702810452100100322
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Sholokhovskoe branch № 1830 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Sholokhovskoe OSB № 1830 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 85, Sovetskaya Str., Vyoshenskaya, Rostov Region, 346270
Postal address: 85, Sovetskaya Str., Vyoshenskaya, Rostov Region, 346270
Account number: 40702810452140100146
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Sholokhovskoe branch № 1830 of the South-Western bank of the

Savings Bank of Russia

Abbreviated name of the bank: Sholokhovskoe OSB № 1830 of the South-Western bank of the RF SB

INN: 7707083893

Seat: 1, Frunze Str., Kazanskaya, Rostov Region, 346170

Postal address: 1, Frunze Str., Kazanskaya, Rostov Region, 346170

Account number: 40702810452140150277

Type of account: settlement

Currency of account: RUR

BIK: 046015602

Correspondent account: 30101810600000000602

Full registered name of the bank: Belokalitvenskoe branch № 8273 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: Belokalitvenskoe OSB № 8273 of the South-Western bank of the RF SB

INN: 7707083893

Seat: 48, Petrova Str., Belaya Kalitva, Rostov Region, 347040

Postal address: 48, Petrova Str., Belaya Kalitva, Rostov Region, 347040

Account number: 40702810452340100739

Type of account: settlement

Currency of account: RUR

BIK: 046015602

Correspondent account: 30101810600000000602

Full registered name of the bank: Branch № 30/114 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Branch № 30/114 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 1, Lermontov Str., Lermontov, 357340

Postal address: 1, Lermontov Str., Lermontov, 357340

Account number: 40702810460080101213

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Kurskoe branch № 5238 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Kurskoe OSB № 5238 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 20, Oktyabrskiy per., Kurskaya, 357850

Postal address: 20, Oktyabrskiy per., Kurskaya, 357850

Account number: 40702810460130100261

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/17 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/17 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 89, Petrovskogo Str., Yashalta, 359010
Postal address: 89, Petrovskogo Str., Yashalta, 359010
Account number: 40702810460300101359
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/07 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/07 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 2, Oktyabrskaya Str., Iki-Burul, 359130
Postal address: 2, Oktyabrskaya Str., Iki-Burul, 359130
Account number: 40702810460300101443
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/11 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/11 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 23, Shkolnaya Str., Bolshoi Tsaryn, 359123
Postal address: 23, Shkolnaya Str., Bolshoi Tsaryn, 359123
Account number: 40702810460300104521
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Karachaevo-Cherkessk branch № 8585/11 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Karachaevo-Cherkessk OSB № 8585/11 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 47, Pervomaiskaya Str., Adyge-Khabl, 357050
Postal address: 47, Pervomaiskaya Str., Adyge-Khabl, 357050
Account number: 40702810460310104029
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Karachaevo-Cherkessk branch № 8585/07 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Karachaevo-Cherkessk OSB № 8585/07 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 60, Umara Khabekova Str., Khabez, 357120

Postal address: 60, Umara Khabekova Str., Khabez, 357120

Account number: 40702810460310105060

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Additional office of the Kabardino-Balkarian branch № 8631/07 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: DO of the Kabardino-Balkarian OSB № 8631/07 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 119, Mechieva Str., Kashkhatau, Kabardino-Balkarian Republic, 361800

Postal address: 119, Mechieva Str., Kashkhatau, Kabardino-Balkarian Republic, 361800

Account number: 40702810460330045061

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Additional office of the Kabardino-Balkarian branch № 8631/04 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: DO of the Kabardino-Balkarian OSB № 8631/04 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 75, Komsomolskaya Str., Zalukokoazhe, Kabardino-Balkarian Republic, 361700

Postal address: 75, Komsomolskaya Str., Zalukokoazhe, Kabardino-Balkarian Republic, 361700

Account number: 40702810460330130112

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 361, Lenin Str., Stavropol, 355035

Postal address: 361, Lenin Str., Stavropol, 355035

Account number: 40702810460340101319

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Digorskiy branch № 8632/19 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Digorskiy branch № 8632/19 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 50, Mira Str., Digora, 363400
Postal address: 50, Mira Str., Digora, 363400
Account number: 40702810460340101322
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Beslanskiy branch № 8632/15 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Beslanskiy branch № 8632/15 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 32, Dzarahohova Str., Beslan, 363000
Postal address: 32, Dzarahohova Str., Beslan, 363000
Account number: 40702810660340200007
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Beslanskiy branch № 8632/15 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Beslanskiy branch № 8632/15 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 32, Dzarahohova Str., Beslan, 363000
Postal address: 32, Dzarahohova Str., Beslan, 363000
Account number: 40702810460340101335
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Chikolskiy branch № 8632/18 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Chikolskiy branch № 8632/18 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: Fadzaeva Str., Chikola, 363500
Postal address: Fadzaeva Str., Chikola, 363500
Account number: 40702810460340101377
Type of account: settlement
Currency of account: RUR

BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 5 of Open joint-stock company commercial bank "Center-invest"
Abbreviated name of the bank: Branch № 5 of OJSC KB "Center-invest"
INN: 6163011391
Seat: 95, Grecheskaya Str., Taganrog, 347900
Postal address: 95, Grecheskaya Str., Taganrog, 347900
Account number: 40702810500000000484
Type of account: settlement
Currency of account: RUR
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Joint-stock commercial Bank "Yug-Investbank"(Open joint-stock company)
Abbreviated name of the bank: OJSC "Yug-Investbank"
INN: 106000547
Seat: 113, Krasnaya Str., Krasnodar, 350000
Postal address: 113, Krasnaya Str., Krasnodar, 350000
Account number: 40702810500930001078
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Adygeia branch № 8620/026 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/026 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 28, Mira Str., Khakurinokhabl, Shovgenovskiy district, Adygeia Republic, 385440
Postal address: 28, Mira Str., Khakurinokhabl, Shovgenovskiy district, Adygeia Republic, 385440
Account number: 40702810501000105116
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Krasnoyarskoe branch № 3980/026 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Krasnoyarskoe OSB № 3980/026 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 43a, K.Marx Str., Krasny Yar, Astrakhan Region, 416150
Postal address: 43a, K.Marx Str., Krasny Yar, Astrakhan Region, 416150
Account number: 40702810505120100042
Type of account: settlement
Currency of account: RUR
BIK: 041203602

Correspondent account: 30101810500000000602

Full registered name of the bank: Volgograd branch № 8621of the Savings Bank of Russia
Abbreviated name of the bank: Volgograd OSB № 8621 of the RF SB
INN: 7707083893
Seat: 40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005
Postal address: 40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005
Account number: 40702810511020102850
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Serafimovicheskiy branch № 57 of the Mikhailovskiy branch № 4006 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Serafimovicheskiy branch № 57 of the Mikhailovskiy OSB № 4006 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 12, Mirotvortseva Str., Serafimovich, Volgograd Region, 403441
Postal address: 12, Mirotvortseva Str., Serafimovich, Volgograd Region, 403441
Account number: 40702810511050100589
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Novoanninskiy branch № 4008 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Novoanninskiy OSB № 4008 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 2, Karl Libkneht per., Novoanninskiy, Volgograd Region, 403950
Postal address: 2, Karl Libkneht per., Novoanninskiy, Volgograd Region, 403950
Account number: 40702810511060100016
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Gorodischenskoe branch № 8303 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Gorodischenskoe OSB № 8303 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 2, Pavshikh Bortsov pl., Gorodische, Volgograd Region, 403003
Postal address: 2, Pavshikh Bortsov pl., Gorodische, Volgograd Region, 403003
Account number: 40702810511110100351
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Ilovlinskoe branch № 3953 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Ilovlinskoe OSB № 3953 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 2, Budyonnogo Str., Ilovlya, Volgograd Region, 403071
Postal address: 2, Budyonnogo Str., Ilovlya, Volgograd Region, 403071
Account number: 40702810511260100023
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Krasnodar branch № 8619 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Krasnodar OSB № 8619 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000
Postal address: 65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000
Account number: 40702810530010120521
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Adygeia branch № 8620 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620 of the South-Western bank of the RF SB
INN: 7707083893
Seat: building 2, 4, Dimitrov Str., Maikop, Adygeia Republic, 385011
Postal address: building 2, 4, Dimitrov Str., Maikop, Adygeia Republic, 385011
Account number: 40702810530020102319
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Novokubansk branch № 5213 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Novokubansk OSB № 5213 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 95, Pervomaiskaya Str., Novokubansk, Krasnodar Krai, 352240
Postal address: 95, Pervomaiskaya Str., Novokubansk, Krasnodar Krai, 352240
Account number: 40702810530080200332
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Dinskaya branch № 5186 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: Dinskaya OSB № 5186 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 43, Lunacharskogo Str., Dinskaya, Krasnodar Krai, 353200
Postal address: 43, Lunacharskogo Str., Dinskaya, Krasnodar Krai, 353200
Account number: 40702810530200100076
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Lazarevskoe branch № 1849 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Lazarevskoe OSB № 1849 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 87-a, Pavlov Str., L-201, Sochi, Krasnodar Krai, 354201
Postal address: 87-a, Pavlov Str., L-201, Sochi, Krasnodar Krai, 354201
Account number: 40702810530270100268
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Kamenskoe branch № 1801 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Kamenskoe OSB № 1801 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 49, Lenin Str., Kamensk-Shakhtinskiy, 347800
Postal address: 49, Lenin Str., Kamensk-Shakhtinskiy, 347800
Account number: 40702810552030100677
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Rostov branch № 5221/0374 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Rostov OSB № 5221/0374 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010
Postal address: 87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010
Account number: 40702810552090106747
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602
Full registered name of the bank: Salsk branch № 625 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Salsk OSB № 625 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 46, Lenin Str., Salsk, Rostov Region, 347630

Postal address: 46, Lenin Str., Salsk, Rostov Region, 347630
Account number: 40702810552110100319
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Morozovsk branch № 1835 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Morozovsk OSB № 1835 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 27, Podtelkova Str., Morozovsk, Rostov Region, 347210
Postal address: 27, Podtelkova Str., Morozovsk, Rostov Region, 347210
Account number: 40702810552190100122
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Morozovsk branch № 1835 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Morozovsk OSB № 1835 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 27, Podtelkova Str., Morozovsk, Rostov Region, 347210
Postal address: 27, Podtelkova Str., Morozovsk, Rostov Region, 347210
Account number: 40702810552190100520
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: AK SB RF universal branch № 5155/036 of the Savings Bank of Russia
Abbreviated name of the bank: AK SB RF universal OSB № 5155/036
INN: 7707083893
Seat: 56, Komsomolskiy Pr., Vesyoliy, 346250
Postal address: 56, Komsomolskiy Pr., Vesyoliy, 346250
Account number: 40702810552290208128
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Rodionovo-Nesvetaiskoe branch № 5190 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: R-Nesvetaiskoe OSB № 5190 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 34, Sadovaya Str., Novoshakhtinsk, Rostov Region, 346918
Postal address: 34, Sadovaya Str., Novoshakhtinsk, Rostov Region, 346918

Account number: 40702810552410192519
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Aksay branch № 1799/065 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Aksay OSB № 1799/065 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 1D, Dzerzhinskogo Str., Aksay, Rostov Region, 346720
Postal address: 1D, Dzerzhinskogo Str., Aksay, Rostov Region, 346720
Account number: 40702810552450190296
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Novorossiysk branch № 68 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Novorossiysk OSB № 68 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 6, Isaeva Str., Novorossiysk, Krasnodar Krai, 353905
Postal address: 6, Isaeva Str., Novorossiysk, Krasnodar Krai, 353905
Account number: 40702810552460101068
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Novorossiysk branch № 68 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Novorossiysk OSB № 68 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 6, Isaeva Str., Novorossiysk, Krasnodar Krai, 353905
Postal address: 6, Isaeva Str., Novorossiysk, Krasnodar Krai, 353905
Account number: 40702810552460101369
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Pyatigorsk branch № 30/098 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Pyatigorsk OSB № 30/098 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 24a, Kislovodskaya Str., Yessentuki, 357600
Postal address: 24a, Kislovodskaya Str., Yessentuki, 357600
Account number: 40702810560030100892

Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Budyonovsk branch № 1812/48 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Budyonovsk OSB № 1812/48 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 60, Leninskaya Str., Budyonnovsk, 356809
Postal address: 60, Leninskaya Str., Budyonnovsk, 356809
Account number: 40702810560070100768
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 59, Kirov Str., Pyatigorsk, 357500
Postal address: 59, Kirov Str., Pyatigorsk, 357500
Account number: 40702810560090101268
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Shpakovskiy branch № 5230 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Shpakovskiy OSB № 5230 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 374, Gagarin Str., Mikhailovsk, Stavropol Territory, 356200
Postal address: 374, Gagarin Str., Mikhailovsk, Stavropol Territory, 356200
Account number: 40702810560100100667
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kirovskoe branch № 5231 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kirovskoe OSB № 5231 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 190a, Mira Str., Novopavlovsk, 357830
Postal address: 190a, Mira Str., Novopavlovsk, 357830
Account number: 40702810560110100521

Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Apanasenkovskoe branch № 5241 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Apanasenkovskoe OSB № 5241 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 85, Sovetskaya Str., Divnoe, 356700
Postal address: 85, Sovetskaya Str., Divnoe, 356700
Account number: 40702810560150100183
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Ipatovskoe branch № 1856 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Ipatovskoe OSB № 1856 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 67a, Gagarin Str., Ipatovo, 356600
Postal address: 67a, Gagarin Str., Ipatovo, 356600
Account number: 40702810560160000325
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Petrovskoe branch № 1859 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Petrovskoe OSB № 1859 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 10, Pushkin Str., Svetlograd, 356500
Postal address: 10, Pushkin Str., Svetlograd, 356500
Account number: 40702810560190100376
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Nevinnomyskoe branch № 1583 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Nevinnomyskoe OSB № 1583 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 55, Gagarin Str., Nevinnomyssk, 357030
Postal address: 55, Gagarin Str., Nevinnomyssk, 357030
Account number: 40702810560250108593

Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Pyatigorsk branch № 30/0117 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Pyatigorsk OSB № 30/0117 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 51, Kuibyshev Str., Kislovodsk, 357741
Postal address: 51, Kuibyshev Str., Kislovodsk, 357741
Account number: 40702810560280101120
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579 of the Joint-Stock Commercial Savings Bank of Russia OAO
Abbreviated name of the bank: Kalmytskiy branch № 8579 of the AK SB RF OAO
INN: 7707083893
Seat: 29, Bratyev Alyokhinykh Str., Elista, Kalmykia Republic, 358000
Postal address: 29, Bratyev Alyokhinykh Str., Elista, Kalmykia Republic, 358000
Account number: 40702810560300100506
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/10 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/10 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 13, Sovetskaya Str., Malie Derbety, 358001
Postal address: 13, Sovetskaya Str., Malie Derbety, 358001
Account number: 40702810560300101356
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/17 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/17 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 89, Petrovskogo Str., Yashalta, 359010
Postal address: 89, Petrovskogo Str., Yashalta, 359010

Account number: 40702810560300101453

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Karachaevo-Cherkessk branch № 8585/05 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Karachaevo-Cherkessk OSB № 8585/05 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 55, Lenin Str., Zelenchukskaya, 357140

Postal address: 55, Lenin Str., Zelenchukskaya, 357140

Account number: 40702810560310102044

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Karachaevo-Cherkessk branch № 8585/06 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Karachaevo-Cherkessk OSB № 8585/06 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 34, Morozov Str., Ust-Dzheguta, 357200

Postal address: 34, Morozov Str., Ust-Dzheguta, 357200

Account number: 40702810560310103069

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Karachaevo-Cherkessk branch № 8585/08 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Karachaevo-Cherkessk OSB № 8585/08 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 13a, Bazarnaya Str., Uchkeken, Malokarachaevskiy district, Karachaevo-Cherkessian Republic 369380

Postal address: 13a, Bazarnaya Str., Uchkeken, Malokarachaevskiy district, Karachaevo-Cherkessian Republic 369380

Account number: 40702810560310106121

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Additional office of the Kabardino-Balkarian branch № 8631/03 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: DO of the Kabardino-Balkarian OSB № 8631/03 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 21, Lenin Str., Baksan, Kabardino-Balkarian Republic, 361534
Postal address: 21, Lenin Str., Baksan, Kabardino-Balkarian Republic, 361534
Account number: 40702810560330160435
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Additional office of the Kabardino-Balkarian branch № 8631/08 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: DO of the Kabardino-Balkarian OSB № 8631/08 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 39, Lenin Str., Terek, Kabardino-Balkarian Republic, 361202
Postal address: 39, Lenin Str., Terek, Kabardino-Balkarian Republic, 361202
Account number: 40702810560330180114
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 361, Lenin Str., Stavropol, 355035
Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702810560340101329
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Oktyabrskiy branch № 8632/12 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Oktyabrskiy branch № 8632/12 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 52, Yelkhieva Str., Oktyabrskoe, 363130
Postal address: 52, Yelkhieva Str., Oktyabrskoe, 363130
Account number: 40702810560340101345
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644
Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893

Seat: 361, Lenin Str., Stavropol, 355035
Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702810560340101361
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 7 of Open joint-stock company commercial bank "Center-invest"
Abbreviated name of the bank: Branch № 7 of OJSC KB "Center-invest"
INN: 6163011391
Seat: 118, Atamanskiy Pr., Semikarakorsk, 346630
Postal address: 118, Atamanskiy Pr., Semikarakorsk, 346630
Account number: 40702810600000000138
Type of account: settlement
Currency of account: RUR
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Volgo-Caspian Joint-stock Bank (Open joint-stock company)
Abbreviated name of the bank: OJSC "VKAbank"
INN: 3015011755
Seat: 20, Lenin Str., Astrakhan, 414000
Postal address: 20, Lenin Str., Astrakhan, 414000
Account number: 40702810600000000934
Type of account: settlement
Currency of account: RUR
BIK: 041203729
Correspondent account: 30101810760000000729

Full registered name of the bank: Open joint-stock company commercial bank "Center-invest"
Abbreviated name of the bank: OJSC KB "Center-invest"
INN: 6163011391
Seat: 62, Sokolov pr., Rostov-on-Don, 344010
Postal address: 62, Sokolov pr., Rostov-on-Don, 344010
Account number: 40702810600000003802
Type of account: settlement
Currency of account: RUR
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Open Joint Stock Company "Kavkazskiy Bank Razvitiya I Rekonstruktsii"
Abbreviated name of the bank: OJSC "KBRR"
INN: 0711007370
Seat: 43, Inessy Armand Str., Nalchik, Kabardino-Balkarian Republic 360000
Postal address: 43, Inessy Armand Str., Nalchik, Kabardino-Balkarian Republic 360000
Account number: 40702810600000020572
Type of account: settlement

Currency of account: RUR
BIK: 048327707
Correspondent account: 30102810500000000707

Full registered name of the bank: Joint-stock company "YUG-Investbank" (open joint-stock company)
Abbreviated name of the bank: OJSC "YUG-Investbank"
INN: 106000547
Seat: 113, Krasnaya Str., Krasnodar, 350000
Postal address: 113, Krasnaya Str., Krasnodar, 350000
Account number: 40702810200000000720
Type of account: settlement
Currency of account: RUR
BIK: 040349966
Correspondent account: 30101810600000000966

Full registered name of the bank: Krasnodar branch № 8619 of the Savings Bank of the Russian Federation
Abbreviated name of the bank: Krasnodar OSB № 8619 of the SB RF
INN: 7707083893
Seat: 65, Gimnazicheskaya Str., Krasnodar, 350000
Postal address: 65, Gimnazicheskaya Str., Krasnodar, 350000
Account number: 40702810330010405048
Type of account: settlement
Currency of account: RUR
BIK: 040349602
Correspondent account: 30101810100000000602

Full registered name of the bank: Branch "Krasnodarskiy" of the open joint-stock company "Alfa-bank"
Abbreviated name of the bank: Branch "Krasnodarskiy" of OJSC "Alfa-bank"
INN: 7728168971
Seat: 124, Krasnaya Str., Krasnodar, 350000
Postal address: 124, Krasnaya Str., Krasnodar, 350000
Account number: 40702810600160000618
Type of account: settlement
Currency of account: RUR
BIK: 040349570
Correspondent account: 30101810300000000570

Full registered name of the bank: Adygeia branch № 8620/034 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/034 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 13, Lenin Str., Adygeisk, Adygeia Republic, 385200
Postal address: 13, Lenin Str., Adygeisk, Adygeia Republic, 385200
Account number: 40702810601000108327
Type of account: settlement
Currency of account: RUR
BIK: 046015602

Correspondent account: 30101810600000000602

Full registered name of the bank: Adygeia branch № 8620/034 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/034 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 13, Lenin Str., Adygeisk, Adygeia Republic, 385200
Postal address: 13, Lenin Str., Adygeisk, Adygeia Republic, 385200
Account number: 40702810601000108330
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Yenotaevskoe branch № 3977 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Yenotaevskoe OSB № 3977 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 52, Chernyshevskogo Str., Yenotaevka, Astrakhan Region, 416200
Postal address: 52, Chernyshevskogo Str., Yenotaevka, Astrakhan Region, 416200
Account number: 40702810605100000087
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Yenotaevskoe branch № 3977 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Yenotaevskoe OSB № 3977 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 52, Chernyshevskogo Str., Yenotaevka, Astrakhan Region, 416200
Postal address: 52, Chernyshevskogo Str., Yenotaevka, Astrakhan Region, 416200
Account number: 40702810605100000088
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Volgograd branch № 8621of the Savings Bank of Russia
Abbreviated name of the bank: Volgograd OSB № 8621 of the RF SB
INN: 7707083893
Seat: 40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005
Postal address: 40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005
Account number: 40702810611020102873
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Krasnoarmeiskoe branch № 7247/0300 of the Povolzhski bank of

the Savings Bank of Russia

Abbreviated name of the bank: Krasnoarmeiskoe OSB № 7247 of the Povolzhski bank of the RF SB

INN: 7707083893

Seat: 50a, Geroev Stalingrada Prospect, Volgograd, Volgograd Region, 400026

Postal address: 50a, Geroev Stalingrada Prospect, Volgograd, Volgograd Region, 400026

Account number: 40702810611130100228

Type of account: settlement

Currency of account: RUR

BIK: 041806647

Correspondent account: 30101810100000000647

Full registered name of the bank: Frolovskoe branch № 3950 of the Povolzhski bank of the Savings Bank of Russia

Abbreviated name of the bank: Frolovskoe OSB № 3950 of the Povolzhski bank of the RF SB

INN: 7707083893

Seat: 4, Frolovskaya Str., Frolovo, Volgograd Region, 403530

Postal address: 4, Frolovskaya Str., Frolovo, Volgograd Region, 403530

Account number: 40702810611230100322

Type of account: settlement

Currency of account: RUR

BIK: 041806647

Correspondent account: 30101810100000000647

Full registered name of the bank: Chernyshevskoe branch № 3952/081 of the Povolzhski bank of the Savings Bank of Russia

Abbreviated name of the bank: Chernyshevskoe OSB № 3952/081 of the Povolzhski bank of the RF SB

INN: 7707083893

Seat: 48, Krasnogvardeyskaya str., Chernyshevskiy, Volgograd Region

Postal address: 48, Krasnogvardeyskaya str., Chernyshevskiy, Volgograd Region

Account number: 40702810611250104188

Type of account: settlement

Currency of account: RUR

BIK: 041806647

Correspondent account: 30101810100000000647

Full registered name of the bank: Pavlovskaya branch № 1813 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: Pavlovskaya OSB № 1813 of the South-Western bank of the RF SB

INN: 7707083893

Seat: 245, Pushkin Str., Pavlovskaya , Krasnodar Krai, 352040

Postal address: 245, Pushkin Str., Pavlovskaya , Krasnodar Krai, 352040

Account number: 40702810630130100075

Type of account: settlement

Currency of account: RUR

BIK: 046015602

Correspondent account: 30101810600000000602

Full registered name of the bank: Korenosk branch № 1814 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: Korenosk OSB № 1814 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 108, Krasnaya Str., Korenosk, Krasnodar Krai, 353180
Postal address: 108, Krasnaya Str., Korenosk, Krasnodar Krai, 353180
Account number: 40702810630140100104
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Armavir branch № 1827 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Armavir OSB № 1827 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 6, Shaumyana Str., Armavir, Krasnodar Krai, 352931
Postal address: 6, Shaumyana Str., Armavir, Krasnodar Krai, 352931
Account number: 40702810630240102028
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Dinskaya branch № 5186 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Dinskaya OSB № 5186 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 43, Lunacharskogo Str., Dinskaya, Krasnodar Krai, 353200
Postal address: 43, Lunacharskogo Str., Dinskaya, Krasnodar Krai, 353200
Account number: 40702810630240102028
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Tikhoretsk branch № 1802 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Tikhoretsk OSB № 1802 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 22a, Oktyabrskaya Str., Tikhoretsk, Krasnodar Krai, 352120
Postal address: 22a, Oktyabrskaya Str., Tikhoretsk, Krasnodar Krai, 352120
Account number: 40702810530120103140
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602
Full registered name of the bank: Zernogradskoe branch № 1824/47 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Zernogradskoe OSB № 1824/47 of the South-Western bank of the RF SB
INN: 7707083893

Seat: 83, Mira Str., Yegorlykskaya, Rostov Region, 347760
Postal address: 83, Mira Str., Yegorlykskaya, Rostov Region, 347760
Account number: 40702810652100247137
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Volgodonsk branch № 7931/080 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Volgodonsk OSB № 7931/080 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 52, Sovetskaya Str., B-Martynovka, 346600
Postal address: 52, Sovetskaya Str., B-Martynovka, 346600
Account number: 40702810652160120155
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Donetsk branch № 7749 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Donetsk OSB № 7749 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 60, Gorkiy Str., Donetsk, Rostov Region, 346300
Postal address: 60, Gorkiy Str., Donetsk, Rostov Region, 346300
Account number: 40702810652240100286
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Bataisk branch № 5154 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Bataisk OSB № 5154 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 77, Rabochaya Str., Bataisk, Rostov Region, 346880
Postal address: 77, Rabochaya Str., Bataisk, Rostov Region, 346880
Account number: 40702810652280100411
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Universal branch № 5154/026 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Universal OSB № 5154/026 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 61, Leningradskaya Str., Azov, Rostov Region, 346740

Postal address: 61, Leningradskaya Str., Azov, Rostov Region, 346740
Account number: 40702810652280101928
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Universal branch № 275/073 of Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: UF № 275/073 of Millerovo OSB №275 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 75, Lenin Str., Kashary, Rostov Region, 346000
Postal address: 75, Lenin Str., Kashary, Rostov Region, 346000
Account number: 40702810652350120088
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Universal branch № 275/079 of Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: UF № 275/079 of Millerovo OSB №275 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 16, Petrovskogo Str., Chertkovo, Rostov Region, 346000
Postal address: 16, Petrovskogo Str., Chertkovo, Rostov Region, 346000
Account number: 40702810652350230224
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Rodionovo-Nesvetaiskoe branch № 5190 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: R-Nesvetaiskoe OSB № 5190 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 34, Sadovaya Str., Novoshakhtinsk, Rostov Region, 346918
Postal address: 34, Sadovaya Str., Novoshakhtinsk, Rostov Region, 346918
Account number: 40702810652410162517
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602
Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 361, Lenin Str., Stavropol, 355035

Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702810660000102047
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 30/0139 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Branch № 30/0139 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 100, Gagarin Str., Yessentukskaya, 357350
Postal address: 100, Gagarin Str., Yessentukskaya, 357350
Account number: 40702810660020100456
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Izobilnenskoe branch № 1858 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Izobilnenskoe OSB № 1858 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 51, Proletarskaya Str., Izobilniy, 356140
Postal address: 51, Proletarskaya Str., Izobilniy, 356140
Account number: 40702810660180100765
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 8579/11 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Branch № 8579/11 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 23, Shkolnaya Str., Bolshoy Tsaryn, 359123
Postal address: 23, Shkolnaya Str., Bolshoy Tsaryn, 359123
Account number: 40702810660300101447
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644
Full registered name of the bank: Branch № 8579/14 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Branch № 8579/14 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 1, Budyonnogo Str., Troitskoe, 359100

Postal address: 1, Budyonnogo Str., Troitskoe, 359100
Account number: 40702810660300101450
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 8579/09 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Branch № 8579/09 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 1, Batasheva Str., Laganj, 359220
Postal address: 1, Batasheva Str., Laganj, 359220
Account number: 40702810660300103513
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 8579/18 of Kalmykia branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Branch № 8579/18 of Kalmykia OSB № 8579 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 1, Shkolnaya Str., Yashkul, 359150
Postal address: 1, Shkolnaya Str., Yashkul, 359150
Account number: 40702810660300108013
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Karachaevo-Cherkessk branch № 8585/04 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Karachaevo-Cherkessk OSB № 8585/04 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 10, Kosta Khetagurova Str., Karachaevsk, 357190
Postal address: 10, Kosta Khetagurova Str., Karachaevsk, 357190
Account number: 40702810660310101233
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644
Full registered name of the bank: Karachaevo-Cherkessk branch № 8585/09 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Karachaevo-Cherkessk OSB № 8585/09 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 112, Krasnaya Str., Pregradnaya, Urupskiy district, Karachaevo-Cherkessian Republic, 369260

Postal address: 112, Krasnaya Str., Pregradnaya, Urupskiy district, Karachaevo-Cherkessian Republic, 369260

Account number: 40702810660310107037

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Kabardino-Balkarian branch № 8631 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Kabardino-Balkarian OSB № 8631 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 9, Khuranova Str., Nalchik, Kabardino-Balkarian Republic, 360000

Postal address: 9, Khuranova Str., Nalchik, Kabardino-Balkarian Republic, 360000

Account number: 40702810660330110356

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 361, Lenin Str., Stavropol, 355035

Postal address: 361, Lenin Str., Stavropol, 355035

Account number: 40702810660340101326

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Ardonskiy branch № 8632/17 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Ardonskiy branch № 8632/17 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 8, Kalinin Str., Ardon, 363300

Postal address: 8, Kalinin Str., Ardon, 363300

Account number: 40702810660340101339

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Open Joint Stock Company "Kavkazskiy Bank Razvitiya I Rekonstruktsii"

Abbreviated name of the bank: OJSC "KBRR"

INN: 0711007370

Seat: 43, Inessy Armand Str., Nalchik, Kabardino-Balkarian Republic 360000
Postal address: 43, Inessy Armand Str., Nalchik, Kabardino-Balkarian Republic 360000
Account number: 40702810700000000612
Type of account: settlement
Currency of account: RUR
BIK: 048327707
Correspondent account: 30102810500000000707

Full registered name of the bank: Open Joint Stock Company "Kavkazskiy Bank Razvitiya I Rekonstruktsii"
Abbreviated name of the bank: OJSC "KBRR"
INN: 0711007370
Seat: 43, Inessy Armand Str., Nalchik, Kabardino-Balkarian Republic 360000
Postal address: 43, Inessy Armand Str., Nalchik, Kabardino-Balkarian Republic 360000
Account number: 40702810700000000913
Type of account: settlement
Currency of account: RUR
BIK: 048327707
Correspondent account: 30102810500000000707

Full registered name of the bank: Adygeia branch № 8620/016 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/016 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 1a, Dzharimov Str., Koshekhabl, Koshekhablskiy district, Adygeia Republic, 385430
Postal address: 1a, Dzharimov Str., Koshekhabl, Koshekhablskiy district, Adygeia Republic, 385430
Account number: 40702810701000104179
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Adygeia branch № 8620/028 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/028 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 4, Gagarin Str., Takhtamukay, Takhtamukaiskiy district, Adygeia Republic, 385100
Postal address: 4, Gagarin Str., Takhtamukay, Takhtamukaiskiy district, Adygeia Republic, 385100
Account number: 40702810701000106232
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Adygeia branch № 8620/047 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/047 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 20a, 50 let Oktyabrya Str., Krasnogvardeiskoe, Krasnogvardeiskiy district, Adygeia Republic, 385300

Postal address: 20a, 50 let Oktyabrya Str., Krasnogvardeiskoe, Krasnogvardeiskiy district, Adygeia Republic, 385300

Account number: 40702810701000110189

Type of account: settlement

Currency of account: RUR

BIK: 046015602

Correspondent account: 30101810600000000602

Full registered name of the bank: Krasnoyarskoe branch № 3980/026 of the Povolzhski bank of the Savings Bank of Russia

Abbreviated name of the bank: Krasnoyarskoe OSB № 3980/026 of the Povolzhski bank of the RF SB

INN: 7707083893

Seat: 43a, K.Marx Str., Krasny Yar, Astrakhan Region, 416150

Postal address: 43a, K.Marx Str., Krasny Yar, Astrakhan Region, 416150

Account number: 40702810705030100110

Type of account: settlement

Currency of account: RUR

BIK: 041203602

Correspondent account: 30101810500000000602

Full registered name of the bank: Krasnoyarskoe branch № 3980/026 of the Povolzhski bank of the Savings Bank of Russia

Abbreviated name of the bank: Krasnoyarskoe OSB № 3980/026 of the Povolzhski bank of the RF SB

INN: 7707083893

Seat: 43a, K.Marx Str., Krasny Yar, Astrakhan Region, 416150

Postal address: 43a, K.Marx Str., Krasny Yar, Astrakhan Region, 416150

Account number: 40702810705030100111

Type of account: settlement

Currency of account: RUR

BIK: 041203602

Correspondent account: 30101810500000000602

Full registered name of the bank: Astrakhan branch № 8625 of the Povolzhski bank of the Savings Bank of Russia

Abbreviated name of the bank: Astrakhan OSB № 8625 of the Povolzhski bank of the RF SB

INN: 7707083893

Seat: 41, Kirov Str., Astrakhan, Astrakhan Region, 414000

Postal address: 41, Kirov Str., Astrakhan, Astrakhan Region, 414000

Account number: 40702810705050100022

Type of account: settlement

Currency of account: RUR

BIK: 041203602

Correspondent account: 30101810500000000602

Full registered name of the bank: Astrakhan branch № 8625 of the Povolzhski bank of the Savings Bank of Russia

Abbreviated name of the bank: Astrakhan OSB № 8625 of the Povolzhski bank of the RF SB

INN: 7707083893

Seat: 41, Kirov Str., Astrakhan, Astrakhan Region, 414000

Postal address: 41, Kirov Str., Astrakhan, Astrakhan Region, 414000
Account number: 40702810705050010023
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Mikhailovskoe branch № 4006 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Mikhailovskoe OSB № 4006 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 1, Poperechnaya Str., Mikhailovka, Volgograd Region, 403348
Postal address: 1, Poperechnaya Str., Mikhailovka, Volgograd Region, 403348
Account number: 40702810711050100583
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Kotovskoe branch № 4051 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Kotovskoe OSB № 4051 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 5, Pobedy Str., Kotovo, Volgograd Region, 403805
Postal address: 5, Pobedy Str., Kotovo, Volgograd Region, 403805
Account number: 40702810711090000643
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Kalachevskoe branch № 3952 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalachevskoe OSB № 3952 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 281, Oktyabrskaya Str., Kalach-on-Don, Volgograd Region, 404503
Postal address: 281, Oktyabrskaya Str., Kalach-on-Don, Volgograd Region, 404503
Account number: 40702810711250100273
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Kalachevskoe branch № 3952 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalachevskoe OSB № 3952 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 281, Oktyabrskaya Str., Kalach-on-Don, Volgograd Region, 404503
Postal address: 281, Oktyabrskaya Str., Kalach-on-Don, Volgograd Region, 404503
Account number: 40702810711250100274

Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Kalachevskoe branch № 3952 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalachevskoe OSB № 3952 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 281, Oktyabrskaya Str., Kalach-on-Don, Volgograd Region, 404503
Postal address: 281, Oktyabrskaya Str., Kalach-on-Don, Volgograd Region, 404503
Account number: 40702810711250100275
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Nikolaevskoe branch № 3985 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Nikolaevskoe OSB № 3985 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 11, Shevchenko Str., Nikolaevsk, Volgograd Region, 404033
Postal address: 11, Shevchenko Str., Nikolaevsk, Volgograd Region, 404033
Account number: 40702810711270100198
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Yelanskoe branch № 3990 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Yelanskoe OSB № 3990 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 42, Tolstogo Str., Yelanj, Volgograd Region, 403732
Postal address: 42, Tolstogo Str., Yelanj, Volgograd Region, 403732
Account number: 40702810711300100466
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Anapa branch № 1804 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Anapa OSB № 1804 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 14, Lenin Str., Anapa, Krasnodar Krai, 353440
Postal address: 14, Lenin Str., Anapa, Krasnodar Krai, 353440
Account number: 40702810730040100858
Type of account: settlement
Currency of account: RUR

BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Anapa branch № 1804 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Anapa OSB № 1804 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 14, Lenin Str., Anapa, Krasnodar Krai, 353440
Postal address: 14, Lenin Str., Anapa, Krasnodar Krai, 353440
Account number: 40702810730040100917
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Korenosk branch № 1814 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Korenosk OSB № 1814 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 108, Krasnaya Str., Korenosk, Krasnodar Krai, 353180
Postal address: 108, Krasnaya Str., Korenosk, Krasnodar Krai, 353180
Account number: 40702810730140100208
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Kropotkin branch № 1586/034 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Kropotkin OSB № 1586/034 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 123, M.Gorkiy Str., Kavkazskaya, Krasnodar Krai, 352140
Postal address: 123, M.Gorkiy Str., Kavkazskaya, Krasnodar Krai, 352140
Account number: 40702810730420100067
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Matveevo-Kurganskoe branch № 1820 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Matveevo-Kurganskoe OSB № 1820 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 9, Pobedi Str., Matveev-Kurgan, Rostov Region, 346970
Postal address: 9, Pobedi Str., Matveev-Kurgan, Rostov Region, 346970
Account number: 40702810752080100760
Type of account: settlement
Currency of account: RUR

BIK: 046015602

Correspondent account: 30101810600000000602

Full registered name of the bank: Universal branch of Salsk branch № 625/055 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: UF of Salsk OSB № 625/055 of the South-Western bank of the RF SB

INN: 7707083893

Seat: 115, Kooperativnaya Str., Peschanokopskoe, Rostov Region, 347570

Postal address: 115, Kooperativnaya Str., Peschanokopskoe, Rostov Region, 347570

Account number: 40702810752110155203

Type of account: settlement

Currency of account: RUR

BIK: 046015602

Correspondent account: 30101810600000000602

Full registered name of the bank: Sholokhovskoe branch № 1830 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: Sholokhovskoe OSB № 1830 of the South-Western bank of the RF SB

INN: 7707083893

Seat: 35, Sovetskaya Str., Vyoshenskaya, Rostov Region, 346270

Postal address: 35, Sovetskaya Str., Vyoshenskaya, Rostov Region, 346270

Account number: 40702810752140100147

Type of account: settlement

Currency of account: RUR

BIK: 046015602

Correspondent account: 30101810600000000602

Full registered name of the bank: Volgodonsk branch № 7931 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: Volgodonsk OSB № 7931 of the South-Western bank of the RF SB

INN: 7707083893

Seat: 2, Koshevogo Str., Volgodonsk, 347360

Postal address: 2, Koshevogo Str., Volgodonsk, 347360

Account number: 40702810752160160060

Type of account: settlement

Currency of account: RUR

BIK: 046015602

Correspondent account: 30101810600000000602

Full registered name of the bank: Taganrog branch № 1548 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: Taganrog OSB № 1548 of the South-Western bank of the RF SB

INN: 7707083893

Seat: 74, Petrovskaya Str., Taganrog, Rostov Region, 347900

Postal address: 74, Petrovskaya Str., Taganrog, Rostov Region, 347900

Account number: 40702810752230120192

Type of account: settlement

Currency of account: RUR

BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Millerovo OSB №275 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 5a, Gazetniy per., Millerovo, Rostov Region, 346132
Postal address: 5a, Gazetniy per., Millerovo, Rostov Region, 346132
Account number: 40702810752350100416
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Millerovo OSB №275 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 5a, Gazetniy per., Millerovo, Rostov Region, 346132
Postal address: 5a, Gazetniy per., Millerovo, Rostov Region, 346132
Account number: 40702810752350100432
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Rodionovo-Nesvetaiskoe branch № 5190 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: R-Nesvetaiskoe OSB № 5190 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 34, Sadovaya Str., Novoshakhtinsk, Rostov Region, 346918
Postal address: 34, Sadovaya Str., Novoshakhtinsk, Rostov Region, 346918
Account number: 40702810752410143520
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Levokumskoe branch № 5239 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Levokumskoe OSB № 5239 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 30, Gagarin Str., Levokumskoe, 357960
Postal address: 30, Gagarin Str., Levokumskoe, 357960
Account number: 40702810760140100346
Type of account: settlement
Currency of account: RUR
BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Izobilnenskoe branch № 1858 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Izobilnenskoe OSB № 1858 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 51, Proletarskaya Str., Izobilniy, 356140
Postal address: 51, Proletarskaya Str., Izobilniy, 356140
Account number: 40702810760180108188
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Aleksandrovskoe branch № 1861 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Aleksandrovskoe OSB № 1861 of the North-Caucasian bank of the RF SB
INN:
Seat: 37a, Kalinin Str., Aleksandrovskoe, Stavropol Region, 356300
Postal address: 37a, Kalinin Str., Aleksandrovskoe, Stavropol Region, 356300
Account number: 40702810760211000265
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/08 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/08 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 105, Lenin Str., Ketchenery, 359120
Postal address: 105, Lenin Str., Ketchenery, 359120
Account number: 40702810760300101444
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 29, Bratyev Alyokhinikh Str., Elista, Kalmykia Republic, 358000
Postal address: 29, Bratyev Alyokhinikh Str., Elista, Kalmykia Republic, 358000
Account number: 40702810760300101606
Type of account: settlement
Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Additional office of the Kabardino-Balkarian branch № 8631/07 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: DO of the Kabardino-Balkarian OSB № 8631/07 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 119, Mechieva Str., Kashkhatau, Kabardino-Balkarian Republic, 361800

Postal address: 119, Mechieva Str., Kashkhatau, Kabardino-Balkarian Republic, 361800

Account number: 40702810760330045062

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Kabardino-Balkarian branch № 8631 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: KB OSB № 8631 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 9, Khuranova Str., Nalchik, Kabardino-Balkarian Republic, 360000

Postal address: 9, Khuranova Str., Nalchik, Kabardino-Balkarian Republic, 360000

Account number: 40702810760330100813

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Additional office of the Kabardino-Balkarian branch № 8631/04 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: DO of the Kabardino-Balkarian OSB № 8631/04 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 75, Komsomolskaya Str., Zalukokoazhe, Kabardino-Balkarian Republic, 361700

Postal address: 75, Komsomolskaya Str., Zalukokoazhe, Kabardino-Balkarian Republic, 361700

Account number: 40702810760330130113

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Additional office of Kabardino-Balkarian branch № 8631/06 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: DO Kabardino-Balkarian OSB № 8631/06 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 115, Lenin Str., Prokhladniy, Kabardino-Balkarian Republic, 361045

Postal address: 115, Lenin Str., Prokhladniy, Kabardino-Balkarian Republic, 361045

Account number: 40702810760330150232

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Branch of Kabardino-Balkarian branch № 8631/11 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Branch of KB OSB № 8631/11 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 33, Baksanskoe shosse, Chegem-1, Kabardino-Balkarian Republic, 361400

Postal address: 33, Baksanskoe shosse, Chegem-1, Kabardino-Balkarian Republic, 361400

Account number: 40702810760330185184

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Alagirskiy branch № 8632/14 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Alagirskiy branch № 8632/14 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 37, Kodoeva Str., Alagir, 363200

Postal address: 37, Kodoeva Str., Alagir, 363200

Account number: 40702810760340101323

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 361, Lenin Str., Stavropol, 355035

Postal address: 361, Lenin Str., Stavropol, 355035

Account number: 40702810760340101336

Type of account: settlement

Currency of account: RUR

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Digorskiy branch № 8632/19 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Digorskiy branch № 8632/19 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 50, Mira Str., Digora, 363400

Postal address: 50, Mira Str., Digora, 363400

Account number: 40702810760340101365

Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Alagirskiy branch № 8632/14 of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Alagirskiy branch № 8632/14 of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 37, Kodoeva Str., Alagir, 363200
Postal address: 37, Kodoeva Str., Alagir, 363200
Account number: 40702810760340101378
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 5 of Open joint-stock company commercial bank "Center-invest"
Abbreviated name of the bank: Branch № 5 of OJSC KB "Center-invest"
INN: 6163011391
Seat: 95, Grecheskaya Str., Taganrog, 347900
Postal address: 95, Grecheskaya Str., Taganrog, 347900
Account number: 40702810800000000485
Type of account: settlement
Currency of account: RUR
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Open joint-stock company commercial bank "Center-invest"
Abbreviated name of the bank: OJSC KB "Center-invest"
INN: 6163011391
Seat: 62, Sokolov pr., Rostov-on-Don, 344010
Postal address: 62, Sokolov pr., Rostov-on-Don, 344010
Account number: 40702810800000003822
Type of account: settlement
Currency of account: RUR
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Volgo-Caspian Joint-stock Bank (Open joint-stock company)
Abbreviated name of the bank: OJSC "VKAbank"
INN: 3015011755
Seat: 20, Lenin Str., Astrakhan, 414000
Postal address: 20, Lenin Str., Astrakhan, 414000
Account number: 4070281080000001267
Type of account: settlement
Currency of account: RUR
BIK: 041203729

Correspondent account: 30101810760000000729

Full registered name of the bank: Volgo-Caspian Joint-stock Bank (Open joint-stock company)
Abbreviated name of the bank: OJSC "VKAbank"
INN: 3015011755
Seat: 20, Lenin Str., Astrakhan, 414000
Postal address: 20, Lenin Str., Astrakhan, 414000
Account number: 40702810800040001268
Type of account: settlement
Currency of account: RUR
BIK: 041203729
Correspondent account: 30101810760000000729

Full registered name of the bank: Branch "Volgogradskiy" of the open joint-stock company "Alfa-bank"
Abbreviated name of the bank: Branch "Volgogradskiy" of OJSC "Alfa-bank"
INN: 7728168971
Seat: 7, Sovetskaya Str., Volgograd, 400066
Postal address: 7, Sovetskaya Str., Volgograd, 400066
Account number: 40702810800090000876
Type of account: settlement
Currency of account: RUR
BIK: 041806857
Correspondent account: 30101810000000000857

Full registered name of the bank: Adygeia branch № 8620/026 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/026 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 28, Mira Str., Khakurinokhabl, Shovgenovskiy district, Adygeia Republic, 385440
Postal address: 28, Mira Str., Khakurinokhabl, Shovgenovskiy district, Adygeia Republic, 385440
Account number: 40702810801000105117
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Bank "Nalchik" Limited Company
Abbreviated name of the bank: Bank "Nalchik" Ltd
INN: 0711003263
Seat: 77, Tolstogo Str., Nalchik, 360000
Postal address: 77, Tolstogo Str., Nalchik, 360000
Account number: 40702810810001000699
Type of account: settlement
Currency of account: RUR
BIK: 048327741
Correspondent account: 30101810700000000741

Full registered name of the bank: Volzhskoe branch № 8553 of the Povolzhski bank of the Savings Bank of Russia

Abbreviated name of the bank: Volzhskoe OSB № 8553 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 71, Mira Str., Volzhskiy, Volgograd Region, 404131
Postal address: 71, Mira Str., Volzhskiy, Volgograd Region, 404131
Account number: 40702810811160102481
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Kalachevskoe branch № 3952/065 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalachevskoe OSB № 3952/065 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 2nd Mikrorayon, Surovikino, Volgograd Region
Postal address: 2nd Mikrorayon, Surovikino, Volgograd Region
Account number: 40702810811250102388
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Central branch № 1806 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Central OSB № 1806 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 36, Gorkiy Str., Sochi, Krasnodar Krai, 354000
Postal address: 36, Gorkiy Str., Sochi, Krasnodar Krai, 354000
Account number: 40702810830060102053
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Timashevsk branch № 8616 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Timashevsk OSB № 8616 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 154a, Lenin Str., Timashevsk , Krasnodar Krai, 352700
Postal address: 154a, Lenin Str., Timashevsk , Krasnodar Krai, 352700
Account number: 40702810830160100340
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Slavyansk branch № 1818 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Slavyansk OSB № 1818 of the South-Western bank of the RF SB

INN: 7707083893
Seat: 68, Krasnaya Str., Slavyansk-on-Kuban, Krasnodar Krai, 353560
Postal address: 68, Krasnaya Str., Slavyansk-on-Kuban, Krasnodar Krai, 353560
Account number: 40702810830180100495
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Krymsk branch № 1850 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Krymsk OSB № 1850 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 217, Lenin Str., Krymsk , Krasnodar Krai, 353380
Postal address: 217, Lenin Str., Krymsk , Krasnodar Krai, 353380
Account number: 40702810830280100835
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Gulkevichskoe branch № 5161 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Gulkevichskoe OSB № 5161 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 5, Sovetskaya Str., Gulkevichi, Krasnodar Krai, 352190
Postal address: 5, Sovetskaya Str., Gulkevichi, Krasnodar Krai, 352190
Account number: 40702810830320100229
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Yeisk branch № 1798 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Yeisk OSB № 1798 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 86, B. Khmelnitskiy Str., Yeisk, Krasnodar Krai, 353682
Postal address: 86, B. Khmelnitskiy Str., Yeisk, Krasnodar Krai, 353682
Account number: 40702810830440100853
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: South-Western bank of the Savings Bank of Russia in Rostov-on-Don
Abbreviated name of the bank: South-Western bank of the RF SB in Rostov-on-Don
INN: 7707083893

Seat: 87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010
Postal address: 87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010
Account number: 40702810852000103757
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: South-Western bank of the Savings Bank of Russia in Rostov-on-Don
Abbreviated name of the bank: South-Western bank of the RF SB in Rostov-on-Don
INN: 7707083893
Seat: 87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010
Postal address: 87/65, Voroshilovskiy Pr., Rostov-on-Don, 344010
Account number: 40702810852000103760
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Kamenskoe branch № 1801 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Kamenskoe OSB № 1801 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 49, Lenin Str., Kamensk-Shakhtinskiy, 347800
Postal address: 49, Lenin Str., Kamensk-Shakhtinskiy, 347800
Account number: 40702810852030100678
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Tselinskoe branch № 5203 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Tselinskoe OSB № 5203 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 9, Bolnichniy per., Tselina, Rostov Region, 347760
Postal address: 9, Bolnichniy per., Tselina, Rostov Region, 347760
Account number: 40702810852050100153
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Oktyabrskoe branch № 5410 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Oktyabrskoe OSB № 5410 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 57, Krupskoy Str., Kamenolomni, Rostov Region, 346480
Postal address: 57, Krupskoy Str., Kamenolomni, Rostov Region, 346480

Account number: 40702810852060200124
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Volgodonsk branch № 7931/088 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Volgodonsk OSB № 7931/088 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 34, Dzerzhinskogo Str., Remontnoe, 347480
Postal address: 34, Dzerzhinskogo Str., Remontnoe, 347480
Account number: 40702810852160180076
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Donetsk branch № 7749 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Donetsk OSB № 7749 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 60, Gorkiy Str., Donetsk, Rostov Region, 346330
Postal address: 60, Gorkiy Str., Donetsk, Rostov Region, 346330
Account number: 40702810852240100280
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Additional office № 275/096 of Millerovo branch № 275 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Additional office № 275/096 of Millerovo OSB № 275 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 20, Sovetskaya Str., Bokovskaya, 346250
Postal address: 20, Sovetskaya Str., Bokovskaya, 346250
Account number: 40702810852350150133
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Pyatigorsk branch № 30/098 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Pyatigorsk OSB № 30/098 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 24a, Kislovodskaya Str., Yessentuki, 357600

Postal address: 24a, Kislovodskaya Str., Yessentuki, 357600
Account number: 40702810860030100893
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Georgievsk branch № 1811 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Georgievsk OSB № 1811 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 11, Kalinin Str., Georgievsk, 357820
Postal address: 11, Kalinin Str., Georgievsk, 357820
Account number: 40702810860060100960
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Budyonovsk branch № 1812/50 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Budyonovsk OSB № 1812/50 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 35a, Shkolnaya Str., Novoselitskoe, 356350
Postal address: 35a, Shkolnaya Str., Novoselitskoe, 356350
Account number: 40702810860070100769
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Zheleznovodskiy additional office № 30/0108 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Zheleznovodskiy additional office № 30/0108 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 73a, Lenin Str., Zheleznovodsk, 357400
Postal address: 73a, Lenin Str., Zheleznovodsk, 357400
Account number: 40702810860080100513
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644
Full registered name of the bank: Pyatigorsk branch № 30/094 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Pyatigorsk OSB № 30/094 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 59, Kirov Str., Pyatigorsk, 357500

Postal address: 59, Kirov Str., Pyatigorsk, 357500
Account number: 40702810860090101272
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Shpakovskiy branch № 5230 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Shpakovskiy OSB № 5230 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 374, Gagarin Str., Mikhailovsk, Stavropol Territory, 356200
Postal address: 374, Gagarin Str., Mikhailovsk, Stavropol Territory, 356200
Account number: 40702810860100100668
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Blagodarnenskoe branch № 1860 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Blagodarnenskoe OSB № 1860 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 363a, Sovetskaya Str., Blagodarniy, 356400
Postal address: 363a, Sovetskaya Str., Blagodarniy, 356400
Account number: 40702810860200100296
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Nevinnomyssk branch № 1583 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Nevinnomyssk OSB № 1583 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 55, Gagarin Str., Nevinnomyssk, 357030
Postal address: 55, Gagarin Str., Nevinnomyssk, 357030
Account number: 40702810860250101591
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644
Full registered name of the bank: Branch № 30/0117 of Pyatigorsk branch № 30 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Branch № 30/0117 of Pyatigorsk OSB № 30 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 51, Kuibyshev Str., Kislovodsk, 357741

Postal address: 51, Kuibyshev Str., Kislovodsk, 357741
Account number: 40702810860280101121
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 8579/14 of Kalmytskiy branch № 8579 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Branch № 8579/14 Kalmytskiy OSB № 8579 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 1, Budyonnogo Str., Troitskoe, 359100
Postal address: 1, Budyonnogo Str., Troitskoe, 359100
Account number: 40702810860300101357
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/18 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/18 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 1, Shkolnaya Str., Yashkul, 359150
Postal address: 1, Shkolnaya Str., Yashkul, 359150
Account number: 40702810860300101454
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/15 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/15 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 38, Alleya Pamyati Str., Komsomolskiy, 359240
Postal address: 38, Alleya Pamyati Str., Komsomolskiy, 359240
Account number: 40702810860300106501
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644
Full registered name of the bank: Karachaevo-Cherkessk branch № 8585 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Karachaevo-Cherkessk OSB № 8585 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 66, Krasnoarmeiskaya Str., Cherkessk, Karachaevo-Cherkessian Republic, 369000

Postal address: 66, Krasnoarmeiskaya Str., Cherkessk, Karachaevo-Cherkessian Republic, 369000
Account number: 40702810860310100539
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Karachaevo-Cherkessk branch № 8585/11 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Karachaevo-Cherkessk OSB № 8585/11 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 47, Pervomaiskaya Str., Adyge-Khabl, 357050
Postal address: 47, Pervomaiskaya Str., Adyge-Khabl, 357050
Account number: 40702810860310104030
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 68, Kotsoeva Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362003
Postal address: 68, Kotsoeva Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362003
Account number: 40702810860330100810
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 68, Kotsoeva Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362003
Postal address: 68, Kotsoeva Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362003
Account number: 40702810860330100811
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644
Full registered name of the bank: Additional office of the Kabardino-Balkarian branch № 8631/08 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: DO of the Kabardino-Balkarian OSB № 8631/08 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 39, Lenin Str., Terek, Kabardino-Balkarian Republic, 361202

Postal address: 39, Lenin Str., Terek, Kabardino-Balkarian Republic, 361202
Account number: 40702810860330180115
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Additional office of the Kabardino-Balkarian branch № 8631/09 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: DO of the Kabardino-Balkarian OSB № 8631/09 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 54, Elbrusskiy Pr., Tyrniauz, Kabardino-Balkarian Republic, 361624
Postal address: 54, Elbrusskiy Pr., Tyrniauz, Kabardino-Balkarian Republic, 361624
Account number: 40702810860330190095
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 361, Lenin Str., Stavropol, 355035
Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702810860340101317
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Branch № 2 of Open joint-stock company commercial bank "Center-invest"
Abbreviated name of the bank: Branch № 2 of OJSC KB "Center-invest"
INN: 6163011391
Seat: 84, M. Gorkiy Str., Bataisk, 346730
Postal address: 84, M. Gorkiy Str., Bataisk, 346730
Account number: 40702810900000000207
Type of account: settlement
Currency of account: RUR
BIK: 046015762
Correspondent account: 30101810100000000762
Full registered name of the bank: Open joint-stock company commercial bank "Center-invest"
Abbreviated name of the bank: OJSC KB "Center-invest"
INN: 6163011391
Seat: 62, Sokolov pr., Rostov-on-Don, 344010
Postal address: 62, Sokolov pr., Rostov-on-Don, 344010
Account number: 40702810900000003803

Type of account: settlement
Currency of account: RUR
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Trusovskoe branch № 6114 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Trusovskoe OSB № 6114 of the Povolzhski bank of the RF SB
INN: 3015011755
Seat: 48, Dzerzhinskogo Str., Astrakhan, Astrakhan Region, 414015
Postal address: 48, Dzerzhinskogo Str., Astrakhan, Astrakhan Region, 414015
Account number: 40702810305040107037
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Trusovskoe branch № 6114 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Trusovskoe OSB № 6114 of the Povolzhski bank of the RF SB
INN: 3015011755
Seat: 48, Dzerzhinskogo Str., Astrakhan, Astrakhan Region, 414015
Postal address: 48, Dzerzhinskogo Str., Astrakhan, Astrakhan Region, 414015
Account number: 40702810005040107036
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Kabardino-Balkarian branch Open Joint-Stock Company "Joint-Stock Commercial Bank "Svyaz-Bank"
Abbreviated name of the bank: KBF OAO AKB "Svyaz-Bank"
INN: 7710301140
Seat: 14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000
Postal address: 14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000
Account number: 40702810900210000088
Type of account: settlement
Currency of account: RUR
BIK: 048327721
Correspondent account: 30101810500000000721

Full registered name of the bank: Adygeia branch № 8620/034 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Adygeia OSB № 8620/034 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 13, Lenin Str., Adygeisk, Adygeia Republic, 385200
Postal address: 13, Lenin Str., Adygeisk, Adygeia Republic, 385200
Account number: 40702810901000108328
Type of account: settlement
Currency of account: RUR

BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Ikryaninskoe branch № 3983 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Ikryaninskoe OSB № 3983 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 40, Sovetskaya Str., Ikryanoe, Astrakhan Region, 416370
Postal address: 40, Sovetskaya Str., Ikryanoe, Astrakhan Region, 416370
Account number: 40702810905014010059
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Kamyzyakskoe branch № 3981 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Kamyzyakskoe OSB № 3981 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 89a, M.Gorkiy Str., Kamyzyak, Astrakhan Region, 416340
Postal address: 89a, M.Gorkiy Str., Kamyzyak, Astrakhan Region, 416340
Account number: 40702810905130100182
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Krymsk branch № 1850 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Krymsk OSB № 1850 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 217, Lenin Str., Krymsk , Krasnodar Krai, 353380
Postal address: 217, Lenin Str., Krymsk , Krasnodar Krai, 353380
Account number: 40702810910230100466
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Volgograd branch № 8621of the Savings Bank of Russia
Abbreviated name of the bank: Volgograd OSB № 8621 of the RF SB
INN: 7707083893
Seat: 40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005
Postal address: 40, Kommunisticheskaya Str., Volgograd, Volgograd Region, 400005
Account number: 40702810911020102829
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Joint-Stock Commercial Savings Bank of Russia (open joint-stock company)
Abbreviated name of the bank: Savings Bank of Russia OAO
INN: 7707083893
Seat: 19, Vavilov Str., Moscow, 117997
Postal address: 19, Vavilov Str., Moscow, 117997
Account number: 40702810911020102832
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Alekseevskoe branch № 4003 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Alekseevskoe OSB № 4003 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 32, Lenin Str., Alekseevskaya, Volgograd Region, 403241
Postal address: 32, Lenin Str., Alekseevskaya, Volgograd Region, 403241
Account number: 40702810911030100154
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Danilovskiy branch № 80 of Mikhailovskiy branch № 4006 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Danilovskiy branch № 80 of Mikhailovskiy OSB № 4006 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 42, Mordovtseva Str., Danilovka, Volgograd Region, 403370
Postal address: 42, Mordovtseva Str., Danilovka, Volgograd Region, 403370
Account number: 40702810911050101272
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Branch of Kotovskiy branch № 4051/042 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Branch of Kotovskiy OSB № 4051/042 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 39, Lomonosov Str., Zhirnovskiy, Volgograd Region, 403792
Postal address: 39, Lomonosov Str., Zhirnovskiy, Volgograd Region, 403792
Account number: 40702810911090000646
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: Chernishkovskoe branch № 3952/081 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Chernishkovskoe OSB № 3952/081 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 48, Krasnogvardeiskaya Str., Chernishkovskiy, Volgograd Region
Postal address: 48, Krasnogvardeiskaya Str., Chernishkovskiy, Volgograd Region
Account number: 40702810911250104189
Type of account: settlement
Currency of account: RUR
BIK: 041806647
Correspondent account: 30101810100000000647

Full registered name of the bank: OJSC "Vneshtorgbank", branch in Rostov-on-Don
Abbreviated name of the bank: OJSC "Vneshtorgbank", branch in Rostov-on-Don
INN: 7702070139
Seat: 119/80, Suvorov Str., Rostov-on-Don, 344022
Postal address: 119/80, Suvorov Str., Rostov-on-Don, 344022
Account number: 40702810930000001233
Type of account: settlement
Currency of account: RUR
BIK: 046015999
Correspondent account: 30101810300000000999

Full registered name of the bank: Krasnodar branch № 8619 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Krasnodar OSB № 8619 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000
Postal address: 65, Gimnazicheskaya Str., Krasnodar, Krasnodar Krai, 350000
Account number: 40702810930020102317
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Tikhoretsk branch № 1802 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Tikhoretsk OSB № 1802 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 22a, Oktyabrskaya Str., Tikhoretsk, Krasnodar Krai, 352120
Postal address: 22a, Oktyabrskaya Str., Tikhoretsk, Krasnodar Krai, 352120
Account number: 40702810930120100989
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Armavir branch № 1827 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: Armavir OSB № 1827 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 6, Shaumyana Str., Armavir, Krasnodar Krai, 352931
Postal address: 6, Shaumyana Str., Armavir, Krasnodar Krai, 352931
Account number: 40702810930240100966
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Armavir branch № 1827/053 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Armavir OSB № 1827/053 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 74, Kalinin Str., Uspenskoe
Postal address: 74, Kalinin Str., Uspenskoe
Account number: 40702810930240101114
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Predgornoye branch № 1853 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Predgornoye OSB № 1853 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 25, Klubnaya Str., Apsheronsk, Krasnodar Krai, 352690
Postal address: 25, Klubnaya Str., Apsheronsk, Krasnodar Krai, 352690
Account number: 40702810930300101818
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Kanevskaya branch № 1865 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Kanevskaya OSB № 1865 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 67, Nesterenko Str., Kanevskaya, Krasnodar Krai, 353730
Postal address: 67, Nesterenko Str., Kanevskaya, Krasnodar Krai, 353730
Account number: 40702810930340100659
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Volgodonsk branch № 7931 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Volgodonsk OSB № 7931 of the South-Western bank of the RF SB
INN: 7707083893

Seat: 2, Koshevoy Str., Volgodonsk, Rostov Region, 347360
Postal address: 2, Koshevoy Str., Volgodonsk, Rostov Region, 347360
Account number: 40702810952160101722
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Volgodonsk branch № 7931/071 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Volgodonsk OSB № 7931/071 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 136, Lenin Str., Zimovniki, 347460
Postal address: 136, Lenin Str., Zimovniki, 347460
Account number: 40702810952160130146
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Belokalitvenskoe branch № 8273 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Belokalitvenskoe OSB № 8273 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 48, Petrova Str., Belaya Kalitva, Rostov Region, 347040
Postal address: 48, Petrova Str., Belaya Kalitva, Rostov Region, 347040
Account number: 40702810952340100776
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Rodionovo-Nesvetaiskoe branch № 5190 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: R-Nesvetaiskoe OSB № 5190 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 34, Sadovaya Str., Novoshakhtinsk, Rostov Region, 346918
Postal address: 34, Sadovaya Str., Novoshakhtinsk, Rostov Region, 346918
Account number: 40702810952410135024
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Rodionovo-Nesvetaiskoe branch № 5190 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: R-Nesvetaiskoe OSB № 5190 of the South-Western bank of the RF SB

INN: 7707083893
Seat: 34, Sadovaya Str., Novoshakhtinsk, Rostov Region, 346918
Postal address: 34, Sadovaya Str., Novoshakhtinsk, Rostov Region, 346918
Account number: 40702810952410162518
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 361, Lenin Str., Stavropol, 355035
Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702810960000102048
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Shpakovskiy branch № 5230/52 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Shpakovskiy OSB № 5230/52 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 4, Stavropolskaya Str., Grachovka, Stavropol Territory, 356250
Postal address: 4, Stavropolskaya Str., Grachovka, Stavropol Territory, 356250
Account number: 40702810960100100665
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Petrovskoe branch № 1859 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Petrovskoe OSB № 1859 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 10, Pushkin Str., Svetlograd, 356500
Postal address: 10, Pushkin Str., Svetlograd, 356500
Account number: 40702810960190100374
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Sovetskoe branch № 1872 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Sovetskoe OSB № 1872 of the North-Caucasian bank of the RF SB

INN: 7707083893
Seat: 3, Lenin Sq., Zelenokumsk, 357910
Postal address: 3, Lenin Sq., Zelenokumsk, 357910
Account number: 40702810960230100386
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/08 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/08 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 105, Lenin Str., Ketchenery, 359120
Postal address: 105, Lenin Str., Ketchenery, 359120
Account number: 40702810960300101354
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/12 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/12 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 77, Pionerskaya Str., Priyutnoe, 359030
Postal address: 77, Pionerskaya Str., Priyutnoe, 359030
Account number: 40702810960300101448
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/15 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/15 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 38, Alleya Pamyati Str., Komsomolskiy, 359240
Postal address: 38, Alleya Pamyati Str., Komsomolskiy, 359240
Account number: 40702810960300101451
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 361, Lenin Str., Stavropol, 355035
Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702810960340101356
Type of account: settlement
Currency of account: RUR
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 361, Lenin Str., Stavropol, 355035
Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702840060000100253
Type of account: settlement
Currency of account: USD
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Open Joint Stock Company Commercial bank "Center-invest"
Abbreviated name of the bank: OJSC KB "Center-invest"
INN: 6163011391
Seat: 62, Sokolov Prospect, Rostov-on-Don, 344010
Postal address: 62, Sokolov Prospect, Rostov-on-Don, 344010
Account number: 40702840100002003891
Type of account: settlement
Currency of account: USD
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Timashevsk branch № 1816 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Timashevsk OSB № 1816 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 154a, Lenin Str., Timashevsk , Krasnodar Krai, 352700
Postal address: 154a, Lenin Str., Timashevsk , Krasnodar Krai, 352700
Account number: 40702840130160300027
Type of account: settlement
Currency of account: USD
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Branch "Volgogradskiy" of the open joint-stock company "Alfa-bank"
Abbreviated name of the bank: Branch "Volgogradskiy" of OJSC "Alfa-bank"

INN: 7728168971
Seat: 7, Sovetskaya Str., Volgograd, 400066
Postal address: 7, Sovetskaya Str., Volgograd, 400066
Account number: 40702840200093000155
Type of account: settlement
Currency of account: USD
BIK: 041806857
Correspondent account: 30101810000000000857

Full registered name of the bank: Timashevsk branch № 1816 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Timashevsk OSB № 1816 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 154a, Lenin Str., Timashevsk , Krasnodar Krai, 352700
Postal address: 154a, Lenin Str., Timashevsk , Krasnodar Krai, 352700
Account number: 40702840230160200027
Type of account: settlement
Currency of account: USD
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Astrakhan branch № 8625 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Astrakhan OSB № 8625 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 41, Kirov Str., Astrakhan, Astrakhan Region, 414000
Postal address: 41, Kirov Str., Astrakhan, Astrakhan Region, 414000
Account number: 407028101050201001651
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Branch "Volgogradskiy" of the open joint-stock company "Alfa-bank"
Abbreviated name of the bank: Branch "Volgogradskiy" of OJSC "Alfa-bank"
INN: 7728168971
Seat: 7, Sovetskaya Str., Volgograd, 400066
Postal address: 7, Sovetskaya Str., Volgograd, 400066
Account number: 40702840300090000155
Type of account: settlement
Currency of account: USD
BIK: 041806857
Correspondent account: 30101810000000000857

Full registered name of the bank: Timashevsk branch № 1816 of the South-Western bank of the Savings Bank of Russia
Abbreviated name of the bank: Timashevsk OSB № 1816 of the South-Western bank of the RF SB
INN: 7707083893
Seat: 154a, Lenin Str., Timashevsk , Krasnodar Krai, 352700

Postal address: 154a, Lenin Str., Timashevsk , Krasnodar Krai, 352700
Account number: 40702840330160100027
Type of account: settlement
Currency of account: USD
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Kalmytskiy branch № 8579/17 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/17 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 89, Petrovskogo Str., Yashalta, 359010
Postal address: 89, Petrovskogo Str., Yashalta, 359010
Account number: 40702840460300300049
Type of account: settlement
Currency of account: USD
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Astrakhan branch № 8625 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Astrakhan OSB № 8625 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 41, Kirov Str., Astrakhan, Astrakhan Region, 414000
Postal address: 41, Kirov Str., Astrakhan, Astrakhan Region, 414000
Account number: 40702810905110100089
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Open Joint Stock Company Commercial bank "Center-invest"
Abbreviated name of the bank: OJSC KB "Center-invest"
INN: 6163011391
Seat: 62, Sokolov Prospect, Rostov-on-Don, 344010
Postal address: 62, Sokolov Prospect, Rostov-on-Don, 344010
Account number: 40702840500000003891
Type of account: settlement
Currency of account: USD
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Branch "Volgogradskiy" of the open joint-stock company "Alfa-bank"
Abbreviated name of the bank: Branch "Volgogradskiy" of OJSC "Alfa-bank"
INN: 7728168971
Seat: 7, Sovetskaya Str., Volgograd, 400066
Postal address: 7, Sovetskaya Str., Volgograd, 400066
Account number: 40702840500094000155

Type of account: settlement
Currency of account: USD
BIK: 041806857
Correspondent account: 30101810000000000857

Full registered name of the bank: Kalmytskiy branch № 8579/17 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/17 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 89, Petrovskogo Str., Yashalta, 359010
Postal address: 89, Petrovskogo Str., Yashalta, 359010
Account number: 40702840560300200049
Type of account: settlement
Currency of account: USD
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Joint-stock commercial bank "Moscow municipal bank- Bank of Moscow" (open joint-stock company), Vladikavkaz branch
Abbreviated name of the bank: Vladikavkaz branch of FAKB "Bank of Moscow"
INN: 7702000406
Seat: 1, Prospect Mira, Vladikavkaz, 362040
Postal address: 1, Prospect Mira, Vladikavkaz, 362040
Account number: 40702840600222000010
Type of account: settlement
Currency of account: USD
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Kalmytskiy branch № 8579/17 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Kalmytskiy OSB № 8579/17 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 89, Petrovskogo Str., Yashalta, 359010
Postal address: 89, Petrovskogo Str., Yashalta, 359010
Account number: 40702840660300100049
Type of account: settlement
Currency of account: USD
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Astrakhan branch № 8625 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Astrakhan OSB № 8625 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 41, Kirov Str., Astrakhan, Astrakhan Region, 414000
Postal address: 41, Kirov Str., Astrakhan, Astrakhan Region, 414000
Account number: 40702810605110100088

Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Open Joint Stock Company Commercial bank "Center-invest"
Abbreviated name of the bank: OJSC KB "Center-invest"
INN: 6163011391
Seat: 62, Sokolov Prospect, Rostov-on-Don, 344010
Postal address: 62, Sokolov Prospect, Rostov-on-Don, 344010
Account number: 40702840800001003891
Type of account: settlement
Currency of account: USD
BIK: 046015762
Correspondent account: 30101810100000000762

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 361, Lenin Str., Stavropol, 355035
Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702840860000300253
Type of account: settlement
Currency of account: USD
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Open Joint Stock Company "Kavkazskiy Bank Razvitiya I Rekonstruktsii"
Abbreviated name of the bank: OJSC "KBRR"
INN: 0711007370
Seat: 43, Inessy Armand Str., Nalchik, Kabardino-Balkarian Republic 360000
Postal address: 43, Inessy Armand Str., Nalchik, Kabardino-Balkarian Republic 360000
Account number: 40702840900000001012
Type of account: settlement
Currency of account: USD
BIK: 048327707
Correspondent account: 30102810500000000707

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 361, Lenin Str., Stavropol, 355035
Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702840960000200253
Type of account: settlement

Currency of account: USD
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Astrakhan branch № 8625 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Astrakhan OSB № 8625 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 41, Kirov Str., Astrakhan, Astrakhan Region, 414000
Postal address: 41, Kirov Str., Astrakhan, Astrakhan Region, 414000
Account number: 40702810405020100l788
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 361, Lenin Str., Stavropol, 355035
Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702978460000300253
Type of account: settlement
Currency of account: evro
BIK: 040707644
Correspondent account: 30101810100000000644

Full registered name of the bank: Znamenskoe branch № 8574 of the Povolzhski bank of the Savings Bank of Russia
Abbreviated name of the bank: Znamenskoe OSB № 8574 of the Povolzhski bank of the RF SB
INN: 7707083893
Seat: 41, Sovetskoy Armii Str., Znamensk, Astrakhan Region, 416540
Postal address: 41, Sovetskoy Armii Str., Znamensk, Astrakhan Region, 416540
Account number: 40702810805070100096
Type of account: settlement
Currency of account: RUR
BIK: 041203602
Correspondent account: 30101810500000000602

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia
Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB
INN: 7707083893
Seat: 361, Lenin Str., Stavropol, 355035
Postal address: 361, Lenin Str., Stavropol, 355035
Account number: 40702978560000200253
Type of account: settlement

Currency of account: evro

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Territorial bank in Stavropol of Severo-Osetian branch № 8632 of the North-Caucasian bank of the Savings Bank of Russia

Abbreviated name of the bank: Territorial bank in Stavropol of Severo-Osetian OSB № 8632 of the North-Caucasian bank of the RF SB

INN: 7707083893

Seat: 361, Lenin Str., Stavropol, 355035

Postal address: 361, Lenin Str., Stavropol, 355035

Account number: 40702978660000100253

Type of account: settlement

Currency of account: evro

BIK: 040707644

Correspondent account: 30101810100000000644

Full registered name of the bank: Znamenskoe branch № 8574 of the Povolzhski bank of the Savings Bank of Russia

Abbreviated name of the bank: Znamenskoe OSB № 8574 of the Povolzhski bank of the RF SB

INN: 7707083893

Seat: 41, Sovetskoy Armii Str., Znamensk, Astrakhan Region, 416540

Postal address: 41, Sovetskoy Armii Str., Znamensk, Astrakhan Region, 416540

Account number: 40702810505070100095

Type of account: settlement

Currency of account: RUR

BIK: 041203602

Correspondent account: 30101810500000000602

Full registered name of the bank: Primorsko-Akhtarsk branch № 1866 of the South-Western bank of the Savings Bank of Russia

Abbreviated name of the bank: Primorsko-Akhtarsk OSB № 1866 of the South-Western bank of the RF SB

INN: 7707083893

Seat: 30, Pervomaiskaya Str., Primorsko-Akhtarsk, Krasnodar Krai, 353860

Postal address: 30, Pervomaiskaya Str., Primorsko-Akhtarsk, Krasnodar Krai, 353860

Account number: 40703810830350100308

Type of account: settlement

Currency of account: RUR

BIK: 046015602

Correspondent account: 30101810600000000602

Full registered name of the bank: Temryuk additional office of OJSC "YUG-Investbank"

Abbreviated name of the bank: Temryuk additional office of OJSC "YUG-Investbank"

INN: 106000547

Seat: 47, Stepan Razin Str., Temryuk, 353504

Postal address: 47, Stepan Razin Str., Temryuk, 353504

Account number: 40911810500000000059

Type of account: settlement

Currency of account: RUR

BIK: 040349966
Correspondent account: 30101810600000000966

Full registered name of the bank: Joint-stock company "YUG-Investbank" (open joint-stock company)
Abbreviated name of the bank: OJSC "YUG-Investbank"
INN: 106000547
Seat: 113, Krasnaya Str., Krasnodar, 350000
Postal address: 113, Krasnaya Str., Krasnodar, 350000
Account number: 40911810700000001078
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Anapa additional office of joint-stock bank "YUG-Investbank"
Abbreviated name of the bank: Anapa additional office of joint-stock bank "YUG-Investbank"
INN: 106000547
Seat: 4, Lenin Str., Anapa, Krasnodar Krai, 353450
Postal address: 4, Lenin Str., Anapa, Krasnodar Krai, 353450
Account number: 40911810700000001337
Type of account: settlement
Currency of account: RUR
BIK: 040349966
Correspondent account: 30101810600000000966

Full registered name of the bank: Novorossiysk additional office of joint-stock bank "YUG-Investbank"
Abbreviated name of the bank: Novorossiysk additional office of joint-stock bank "YUG-Investbank"
INN: 106000547
Seat: 2, Michurin Str., Novorossiysk, Krasnodar Krai, 353900
Postal address: 2, Michurin Str., Novorossiysk, Krasnodar Krai, 353900
Account number: 40911810900000000963
Type of account: settlement
Currency of account: RUR
BIK: 046015602
Correspondent account: 30101810600000000602

Full registered name of the bank: Kalmytskiy regional branch of joint-stock bank "Tsentralnoe obschestvo vzaimnogo kredita" Open Joint-Stock Company
Abbreviated name of the bank: KRF of bank "Tsentralnoe OVK" OAO
INN: 7717014730
Seat: 15, N. Ochirova Str., Elista, Kalmykia Republic, 358000
Postal address: 15, N. Ochirova Str., Elista, Kalmykia Republic, 358000
Account number: 47422810585520000050
Type of account: settlement
Currency of account: RUR
BIK: 048580796
Correspondent account: 30101810200000000796

1.3. Data on Issuer's Auditor (Auditors)

Full name: "Arthur Andersen" Private Joint-Stock Company

Abbreviated name: ZAO "Arthur Andersen"

Address: 52/2, Kosmodamianskaya nab., Moscow, 113035

Tel: (095) 755-97-00

Fax: (095) 755-99-10

e-mail: russia@arturandersen.com

Data on Auditor's license:

No. of license for auditing: 006000

Date of issue: 28.06.2000

Period: till 28.06.2003

Authority issuing the license: Ministry of Finance of the Russian Federation

Fiscal year, for which the auditor independently checked the issuer's accounts and financial (book-keeping) reports: 2000-2001

Full name: "Ernst and Young Vneshaudit" Private Joint-Stock Company

Abbreviated name ZAO "Ernst and Young Vneshaudit"

Address: building 1, 77, Sadovnicheskaya nab., Moscow, 115035

Tel: (095) 705-97-00

Fax: (095) 755-97-01

e-mail: moscow@eyi.com

Data on Auditor's license:

No. of license for auditing: E003246

Date of issue: 17.01.2003

Period: till 17.01.2008

Authority issuing the license: Ministry of Finance of the Russian Federation

Fiscal year, for which the auditor independently checked the issuer's accounts and financial (book-keeping) reports: 2002

Factors are described that may have influence on independence of the auditor on the issuer, and measures are indicated that have been taken by the issuer and the auditor to reduce the influence of the said factors:

Auditors should be unbiased and independent from the Company's executive bodies, officials, shareholders, members of the Board of Directors. Provisions of the legislation, auditing standards and principles of business conduct should provide for putting independence criteria into practice.

The company "Ernst and Young" is an international firm providing integrated services as auditor, legal and financial advisors on business, information technologies, IT-risks, corporate financing and taxation. In 1989 Ernst and Young was the first professional services firm to establish operations in the CIS (Commonwealth of Independent States). Its first office was opened in Moscow, the business has been developing and now its offices in Minsk, Alma-Aty, Saint Petersburg , Kiev and Baku are staffed by nearly 500 employees.

Services for companies in the sphere of high technologies and telecommunications is one of the most dynamically developing activity of Ernst and Young. Taking into consideration the fact that 30 percent of services on audit, tax and corporate finance are being provided in these two sectors, it occupies the

leading positions in this segment of economy. Advantages for "Svyazinvest " PJSC lie in high level of proficiency of our local experts and their specialization on telecom companies as well as in support of the global network of BTT (high technologies and telecommunications) group and access to its resources.

Such international telecom companies as "SBC Communications", "Sprint", "Sprint PSC", "Telstra", "France Telecom", "Telecom Italia" are among its clients. Ernst and Young provides services to large companies (for example, "IXC Communications" and "Intermedia Communications") as well as to the pioneers in the new markets of telecom services (Excite@Home, Net2Phone and "Covad Communications"). Work with such clients made it possible to get detailed knowledge and understanding of telecom sector and to form a group of top specialists.

The abovementioned facts allow to conclude that Ernst and Young has highly qualified experts working on the principles of honesty, responsibility and objectivity.

Ernst and Young's professional standards make it possible to state that there are no factors influencing the auditor's independence, or such influence is insignificant.

Issuer's auditor selection procedure:

Every year the Company engages a qualified auditor having no material relationships with the Company and its shareholders to carry out audit and confirm authenticity of the Company's annual financial accounts.

The Auditor performs audit of the Company's financial and economic activity in accordance with the legislation of the Russian Federation on a contractual basis.

The auditor is selected at the Annual General Shareholders' Meeting. Terms of the Contract with the Auditor including size of compensation (fee) are to be approved by the Company Board of Directors. Audit of economic and financial activity of the company shall be performed at any time at the request of shareholders owning in the aggregate 10 (ten) or more percent of the legal capital. The shareholders initiating an audit shall submit a written request to the Board of Directors including reason of the request, names of the shareholders, number and type of shares owned by them, signature of the shareholder or his proxy. Should the request be signed by a proxy, Letter of Attorney shall be attached to the request.

Information on the work performed by the auditor in the framework of special auditor assignments:

no such work has been done in the year under report

Information on any essential interests connecting the auditor (auditor's officials) with the issuer (issuer's officials):

there are no essential interests connecting the auditor (auditor's officials) with the issuer (issuer's officials)

Share of the auditor's (auditor's officials') participation in the authorized capital of the issuer:
none

Granting of borrowed funds by the issuer to the auditor (auditor's officials):

no borrowed funds have been granted

Any close business relationships (participation in issuer's products (services) promotion, participation in joint business, etc.) or immediate family members:

none

Data on issuer's executive officers who are at the same time the auditor's executive officers:

no such persons

Procedure of determining the auditor's compensation as well as any postpones or outstanding payments for services provided by the auditor:

in compliance with the contractual terms

1.4. Data on the Issuer's Appraiser

No Appraiser.

1.5. Data on the Issuer's Consultants

Full name: Closed joint-stock company "AVK Investment Company"
Abbreviated name CJSC "IK AVK"
Place of business: 1, Uritskogo pavilyon, Pushkin, St. Petersburg, 196605, Russia
Telephone: (812) 230-7733
Fax: (812) 237-0650
e-mail: postmaster@avk.ru

Licenses:
License of a professional participant of the securities market for dealership:
No of the License: 178-03343-010000
Date of issue: 29.11.2000
Period: unlimited
Authority issuing the license: Federal Commission for Securities Market of Russia

License of a professional participant of the securities market for brokerage:
No of the license: 178-03255-100000
Date of issue: 29.11.2000
Period: unlimited
Authority issuing the license: Federal Commission for Securities Market of Russia

Services provided by the consultant:
Services of a financial consultant in the securities market under the Agreement №86-OF/03 of September 1, 2003.

1.6. Data on Other Parties Who Have Signed the Quarterly Report

there are no such parties

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Performance

Index	3Q03
Value of Issuer's net assets, roubles	13 013 616
Ratio of the borrowed funds and the capital and reserves, %	99,18
Ratio of the short-term liabilities and the capital and reserves, %	56,02
Cover of debt service payments, roubles	0,84
Outstanding debt level, %	5,34
Net assets turnover rate, times	0,7
Turnover rate of accounts payable, times	1,9
Turnover rate of accounts receivable, times	3,9
Share of profit tax in profit before taxes, %	21,12

Calculation method recommended by the provisions № 03-32/ps of the Information Disclosure Program of the FCSM of Russia has been used to estimate the abovementioned indices.

As of 30.09.03 the company's net assets value was 13,013,616 thousand roubles ,which is up 10.56% compared to 30.06.2003.

During the third quarter of 2003 the Company was actively attracting the borrowed funds in order to increase cost efficiency of the investment projects under realization. In 3Q03 the ratio of the

short-term sources of funds to the equity capital is up 2.51% that can be explained by the necessity of bank crediting of the projects on digitization of telecom networks and development of new technologies. On the whole the share of the borrowed funds in the equity capital of the Company stands at the acceptable level and the Company's factor of safety is quite sufficient for preservation of financial independence and financial stability of the company.

Index of debt service payment cover from the internal sources of financing decreased a little (by 0,06 ruble) in the period under report.

The level of the outstanding debt is down 1.36%.

As of 30.09.2003 the return from net assets showing the assets use efficiency was 0.73 which is typical for telecom operators rendering services of traditional telephony because of their high using-up of capital. The net assets turnover ratio is up by 0.23 in the quarter under report as compared to 2Q03 which is a positive factor.

Index of the accounts payable turnover increased by 0.2, index of the accounts receivable turnover – by 0.8. The accounts receivable turnover (3.9 times, 94 days) is 2,06 times quicker than the accounts payable turnover (1.9 times, 192 days) which is the evidence of successful financial policy of the Company with debtors and creditors.

Share of profit tax in the balance sheet profit is the same as in the previous quarter and decreased in comparison with 2002 which is a positive factor, as this means a successful work of the Company in the sphere of tax planning and increasing the cost efficiency of its economical activity.

1.1. The Issuer's Market Capitalization

Description of the method for determining the Issuer's market capitalization:

Market capitalization is calculated as a product of the number of shares of the respective category (type) by the weighted average price of a share of that category (type) calculated by 10 biggest transactions made through RTS exchange for three months preceding the month, in which the last quarter under report ends (from 01.06.2003 till 31.08.2003). The weighted average price is translated to rubles according to the rate of exchange of the Central Bank of the Russian Federation as of the respective date.

Market capitalization as of 30.09.2003:

322, 682, 421.85 US dollars (9, 804, 325, 675.83 rubles), including

common stock: 262, 212, 633.22 US dollars (7, 961, 224, 950.47 rubles)

preferred stock: 60, 469, 788.63 US dollars (1, 843, 100, 725.36 rubles)

1.2. Issuer's Liabilities

1.2.1. Accounts payable

Description	01.10.2003
Accounts payable - total, ths RUR	12 047 825
Overdue accounts payable, ths RUR	674 611

Description of accounts payable	Term of payment					
	Less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	more than 1 year
Accounts payable, total including:	2 294 660 148	1 660 286 055	512 496 853	529 050 641	1 280 524 401	5 770 806 902
Overdue accounts payable, total	674 610 904	0	0	0	0	0
Borrowed funds, total including:	677 359 098	847 000 000	0	250 000 000	888 000 000	3 872 502 902
Outstanding debt in respect of borrowed funds	674 610 904	0	0	0	0	0
Credits	674 610 904	847 000 000	0	250 000 000	888 000 000	2 311 660 902
Loans including:	2 748 194	0	0	0	0	1 560 842 000
bond loans	0	0	0	0	0	1 504 138 000

Description of accounts payable	Term of payment					
	Less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	more than 1 year
Other accounts payable – total	1 294 029 050	813 286 055	356 207 854	279 050 641	392 524 401	1 898 304 000
to suppliers and contractors, RUR	756 337 050	807 786 055	350 707 854	279 050 641	329 136 401	1 898 304 000
Notes payable	3 071 000	5 500 000	5 500 000	0	53 337 000	0
To affiliated parties of the issuer, RUR	26 543 000	0	0	0	0	0
In respect of labour remuneration, RUR	152 847 000	0	0	0	0	0
indebtedness to budget and out-of-the-budget funds, RUR, including:	355 231 000	0	0	0	10 051 000	0
overdue one, RUR	0	0	0	0	0	0
Other accounts payable, RUR	323 272 000	0	156 288 999	0	0	0
Total, RUR.:	2 294 660 148	1 660 286 055	512 496 853	529 050 641	1 280 524 401	5 770 806 902

Creditors with at least 10 percent of the total amount of accounts payable:

Full and abbreviated registered names: Open Joint-Stock Company "Promyshlenno-stroitelniy bank"/ OJSC "Promstroibank".

Amount of accounts payable to this creditor for the last quarter before the approval of the decision on the issue: 1 000 000 000 roubles.

Amount and terms of overdue accounts payable: none

Maturity date: 14.11.2003

OJSC "Promstroibank" is not the Issuer's affiliated person.

Other unexecuted liabilities of the issuer as at the date of termination of the complete period under report before the date of termination of the last quarter under report if their amount constitutes 5 and more percent of the balance sheet value of the Issuer's assets as at the date of termination of the complete period under report preceding the end of the last quarter under report: none

1.2.2. Issuer's crediting history

Information on execution of the liabilities under former and current agreements of credit or/and any agreements of loan, the amount of principal debt under which as of the date of the last complete quarter under report preceding the conclusion of the respective agreement, would be 10 or more per cent of the value of net assets of the Company:

Description of the liabilities	Name of the creditor	Amount of principal debt	Maturity date		Interest rate	Maturity date	
			plan	actually		plan	actually
Credit in rubles of the Russian Federation	OJSC "Promstroibank"	1 000 000 000	14.10.2003		12%	14.10.2003	

1.2.3. Issuer's Liabilities of Security Granted to Third Parties

Issuer's liabilities of security granted to third parties, total, ths RUR: 5 289 855

Total amount of the third parties' liabilities for which the Issuer granted the security to third parties including in the form of security or surety, ths RUR: this type of security was not granted

The Issuer's liabilities of security granted to third parties in the quarter under report, including in the form of security or surety, the amount of which would exceed 5 % of the Company's assets .

Amount of the secured liability of the Issuer (third person), RUR ths: 1 000 000

Date of execution of the liabilities: 14.11.2003

Form of security: security

Amount of security is RUR 1 330 643 ths, security is granted in accordance with the agreement of credit of 18.10.2003.

Evaluation of risks of non-execution or undue execution of the secured liabilities by the Issuer (third parties) with description of factors that could bring to such non-execution or undue execution and with indication of the probability of occurrence of such factors: there are no risks of the liabilities' non-execution.

1.2.4. Other liabilities of the Issuer.

The Issuer's agreements including bargains on term not reflected in the balance sheet which may essentially affect the Issuer's financial position, its liquidity, sources of financing and terms of their usage, performance results and costs:

No such agreements.

1.3. Goals of the Issue and Areas of Using the Funds Received as a Result of placement the Issued Securities

It is planned that the funds obtained from placement of the Company's bonds will be used for financing the current activities by replenishment of current assets.

Description of a transaction or other operation for which the funds are borrowed including terms of delivery and payment (if the funds are borrowed for financing of a transaction or other operation):

No such description because no funds are borrowed for a specific transaction or any other specific operation.

Price (cost) of a transaction (transactions) or other operation (operations) and its (their) conformity with market prices (if the funds are borrowed for financing of a transaction or other operation):

No such price because no funds are borrowed for a specific transaction or any other specific operation.

Payback of expenses based on forecast financial flows for the entire period of the bonds' circulation.

As no funds are borrowed for a specific transaction or any other specific operation, then the expenses at the cost of bond placement are estimated in the structure of general costs of the Issuer for day-to-day operation. That is why, payback of expenses made at the cost of bond placement agrees with payback of general costs of the Issuer for day-to-day operation.

During 2003 – 2006 earnings from day-to-day activities is expected to constantly exceed the running expenses (including coupon payments and retirement of bonds). Thus, indices of day-to-day activity payback calculated as ratio of the amount of earnings to total amount of running expenses will be from 1,09 to 1,22.

Calculation of running expenses payback (forecast for 2003-2006), RUR ths

Forecast of the funds movement	2003	2004	2005	2006	Total
TOTAL earnings, including bonded debt	21 873 520	24 054 255	27 550 204	33 158 121	106 636 099
TOTAL expenses, including coupon payments and retirement of bonds	21 674 155	23 837 321	27 298 886	32 770 131	105 580 492
Funds to be remained at the Company's disposal	199 365	216 934	251 318	387 990	1 055 607
Ratio of funds to be remained at the Company's disposal to the amount of total earnings	0,91%	0,90%	0,91%	1,17%	0,99%
Payback of expenses (ratio of amount of earnings to the amount of expenses)	100,92%	100,91%	100,92%	101,18%	101,00%

1.4. Risks Related to Acquisition of the Placed Issued Securities (to be Placed)

1.4.1. Sector risks

The level of a competition in the Russian market of telecommunication services steadily grows. In spite of the fact that the market of fixed telephone services is shared among 7 inter-regional consolidated telecom operators, each of them being an absolute monopolist in the sphere of traditional services, we observe strengthening of competition with alternative operators in the sphere of providing new telecom services and services of long-distance telephony. There is a risk of reduction in revenues from long-distance telephony as a result of termination of the traffic of alternative operators via IP-channels by the telecom operators connected to "UTK" PJSC. Market position of fixed telephony is weakening due to growth of the cellular market. For the period of 2001-2002 the share of cellular services in total revenues of regional telecom market is up 10 % making 34,4 %. One of the major factors of uncertainty still remains a tariff reform, character and terms of which are not clear.

State regulation of telecommunications sector introduces in the activity of the Issuer common for all inter-regional companies risks and uncertainties, connected with change of tariffs and reduction in volumes of cross subsidizing. There is some risk of slowdown of growth rates for local tariffs during 2003-2004.

Deterioration of situation in the sector and the market position of the Company can be also caused by the following economic factors:

- Decrease in demand on the part of business sector related to landslide of the world prices for energy resources and nonferrous metals;
- General decline of production volumes and slowdown of economic growth rates;
- Rates of ruble devaluation exceed the rates of tariff growth that will result in significant growth of negative current rate differences and rise in cost of currency liabilities service;
- Common economic risks inherent in the Russian Federation including level of macroeconomic instability in the country, possibility of changes in the legislation that may result in decrease of the Issuer's revenues, or toughening the taxation of securities incomes.

In case of unfavorable development of the situation in the region and in the national economy, the Issuer plans:

- To optimize structure of production costs.
- To reconsider the Company's investment program;
- To correct the Company's price and marketing policy,
- To change the structure of provided services in order to maximize the profit.

As a whole, sector risks influence on activity of the Issuer is estimated as minimal because due to consolidation "UTK" PJSC has an opportunity to use common infrastructure and technique of the Southern federal district, that allows to provide customers with maximum range of telecom services, and develop inter-regional communication networks for reduction in the cost price and increase in profitability of services.

1.1.1. National and regional risks

The licensed territory of "UTK" PJSC covers 88,2 % of the territory of the Southern federal district (SFD) and includes the following subjects of the Russian Federation: Krasnodar territory, Stavropol territory, Astrakhan region, Volgograd region, Kabardino-Balkarian Republic, Kalmykia Republic, Karachaevo-Circassian Republic, Rostov region, Northern Ossetia Republic, Adygeia Republic. The area of the given region makes 519,6 thousand sq. km. (3,5 % of the territory of Russia) with the population of 18,1 million people. The major preconditions of development of SFD economy are the presence of various minerals, good climatic conditions, fertile soils, advanced infrastructure. Major transport corridors connecting Russia with the countries of Transcaucasia and the countries of the Black Sea region pass here. Close economic, ethnic and infrastructural relations of the district with Transcaucasia determine strategic value of the given area for all Russia.

Enterprises of the Southern federal district specialize in large-scale production of various products of agrarian and industrial complex, as well as in coal mining, production of power, transport and agricultural mechanical engineering. Northern Caucasus plays a role of the basic recreational area

of Russia where several million people have their rest every year. Borders of the territory of the Southern federal district in the Black, Azov and Caspian seas contribute to development of foreign economic relations of Russia with the countries of Transcaucasia, Near and Middle East and Southern Europe. Carriages by sea are made through large ports Novorossiysk, Tuapse, Taganrog, Makhachkala.

2002 industrial output of SFD has made RUR 360.1 billion. 2001 volume of foreign investments in SFD has reached 986 million USD. According to database of Private Joint-Stock Company "Cominfo consulting" 2002 gross regional product (GRP) in SFD has made 796 billion roubles, which is up 29,3 % over 2001. According to the same agency, the total volume of telecom services provided in the territory of the Southern federal district has increased by 45,8 % reaching 22,6 billion roubles.

At present process of creation of vertically and horizontally integrated holdings, reorganization of the companies continues in the district that in the future may lead to increase of efficiency of business sector of the district, and thus to growth of investments into economy of SFD. In opinion of the Issuer, an economic situation in the region and relations with administrations of the subjects of the Federation and municipalities are developing positively that affects favorably the activity of the company and execution of its obligations.

Among the factors of regional investment risk for SFD, sociopolitical risks owing to presence of the potential centers of development of conflicts in boundary territories of Northern Caucasian Republics and affinity of the Chechen republic are of the greatest importance. The basic risks are connected with the possibility of nationalization of the private capitals at sharp change of a political policy or their destruction in case of armed conflict. However, the basic part of the territory of the Southern federal district is occupied by the subjects of the Russian Federation with quite favorable conditions for development of business and with a level of regional risk being not lower than average values in the country. It is important to note that "UTK" PJSC does not operate in the territory of the Chechen and Ingush republics which sociopolitical instability considerably worsens an integrated risk parameter of SFD.

Besides, the territory of the Northern - Caucasian district is characterized by high natural and climatic risks connected with geographical features of the region. At the same time "Southern Telecommunications Company" PJSC has many years' experience of successful liquidation of consequences of acts of nature related to technical means and telecom infrastructure. "UTK" PJSC closely cooperates with federal and regional bodies of the Ministry of Emergency Measures of Russia and in case emergency gets essential state support. "UTK" PJSC carries out regularly preventive actions with a view of prevention and minimization of influence of unfavorable climatic conditions on efficiency of the Company's economic activities.

1.1.2. Financial risks

Changes of the currency exchange rate may increase the expenses and reduce the reserves of the Issuer or hamper repayment of its debts.

During the recent several years there has been a tendency of the regulated fall of the exchange rate of the rouble as compared to the US dollar within the limits of the established currency corridor. The Central Bank of RF has imposed various restrictions on trading operations involving foreign currency, trying to support the rouble exchange rate and carried out periodically currency interventions. The capability of the Government and of the Central Bank of RF to support a stable rouble exchange rate depends on many political and economic factors. These factors include the capability of funding the budget deficit without resorting to issuing banknotes, control of the inflation level and maintaining sufficient foreign currency reserves to support the rouble exchange rate.

A certain part of expenses and liabilities of the Issuer is nominated in US dollar, Euro and Japanese yen (6,3 %, 12,2 % and 0,6 % accordingly as of 01.10.2003). Thus, a further devaluation of the rouble relative to the main world currencies may have an adverse effect on the Issuer by increasing expenses in roubles.

The issuer will not be able to eliminate this risk by tying its tariff rates to the US dollar/Euro exchange rate because at an existing level of a competition it will lead to reduction of proceeds in dollar calculation. Therefore the risk remains that rate of growth of tariffs will lag behind rates of falling of a rouble exchange rate. In case of a decrease of the rouble exchange rate ahead of the increase of the

rates for services, the Issuer may experience difficulties in payment or re-financing of a debt in foreign currency in case of sharp devaluation of rouble of the Russian Federation in relation to US dollar and euro. In this connection, the Issuer takes measures on decrease of the share of a debt in foreign currency in structure of a credit portfolio.

Besides there is a risk of introduction of restrictions in the volume of foreign investments attracted by the Issuer that may result in decline in bonds value and hamper the access of the company to additional sources of financing in foreign currency. The Russian legislation concerning foreign investments does not forbid and does not limit foreign investments into telecommunications sector. However absence of a common opinion on the character of state control over telecommunications sector causes an element of uncertainty as this sector is considered to be of strategic importance for Russia. As a result, strengthening the state control or restrictions of foreign investments can reduce amount of investments in the Issuer's Bonds.

In case of a great drop of a rouble exchange rate in relation to US dollar, the issuer is planning to conduct a strict policy aimed at reduction of costs in US dollars as well as change in the existing contractual relations with foreign suppliers for the purpose of delay of payments under such contracts.

1.4.4. Legal risks

In 2003 new edition of the law "On telecommunications" creating conditions for development of the competitive market in the sector and increase of the transparency of telecom operators' activity was approved. At the same time, there is some uncertainty of influence of the new law on the activity of the Issuer.

There were no changes in judiciary practice on the questions connected to activity of the Issuer which might have a negative effect on the results of its financial and economic activity and on the results of the current litigations of the Issuer in the reporting quarter.

1.4.5. Risks connected to the Issuer's activity

As of 01.10.2003 the Issuer does not participate in litigations which may affect essentially the results of its financial and economic activity.

There is some uncertainty concerning a possibility of prolongation of UTK licenses which validity expires during 2003 - 2012 and can be prolonged after submission of the application to the Ministry of Communication of the Russian Federation. The Issuer has no guarantees that after expiry of the term of action the licenses will be prolonged and there will be no changes in the conditions of the prolonged licenses connected to increase in charges and, probably, restriction of a zone of operation. If the Issuer will not be able to prolong the working licenses or receive the updated licenses on comparable conditions, it will be forced to reduce range of provided services that will entail decrease in number of subscribers. At the same time, validity of licenses for the right of rendering telecom services having the main share in structure of the company's revenues, makes from 4 to 9 years, that essentially reduces the risk of uncertainty on prolongation of licenses in intermediate term prospect.

II. Detailed information on the Issuer

2.1. The History of the Issuer's Foundation and Development

Issuer's full registered name:

Public Joint-Stock Company "Southern Telecommunications Company"

Abbreviated name:

PJSC "UTK"

Information about the changes in the Issuer's name and legal-organizational form.

Public Joint-Stock Company "Southern Telecommunications Company"

PJSC "UTK"

Registered: 28.06.2001

Public Joint-Stock Company "Kubanelectrosvyaz"

PJSC "Kubanelectrosvyaz"

Registered: 6.06.1996

Open-type Joint-Stock Company "Kubanelectrosvyaz"

OJSC "Kubanelectrosvyaz"

Registered: 20.05.1994

Present-day name was registered on 28.06.2001

2.1.1.Data on the State Registration of the Issuer:

Date of the Issuer's state registration: 20.05.1994

No. of the certificate of the state registration (or any other document confirming the state registration of the Issuer): series A № 494

State registration number: 186-p

Authority of state registration: Registration Chamber of Krasnodar

According to the data indicated in the certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:

Date of registration: 02.08.2002

Number of the certificate: series 23 № 003062299

State registration number: 1022301172112

Name of registering authority: Interregional inspectorate № 4 of the Ministry of Taxes and Fees of the Russian Federation for Krasnodar Krai.

History of Issuer's Foundation and Development

Public Joint Stock Company "Southern Telecommunications Company" was founded as open joint-stock company "Kubanelectrosvyaz" by Committee on management of the state property of the Krasnodar Territory according to the Decree of the President of the Russian Federation № 721 of July 1 1992 "On organizational measures on transformation of the state-run enterprises, voluntary associations of the state enterprises to joint-stock companies ", and the Decree of the Government of the Russian Federation № 1003 of December 22 1992"On privatization of telecom enterprises".

20.05.1994. "Kubanelectrosvyaz" OJSC was registered by the Decree of the Head of Krasnodar Administration №186-p as a legal successor of the state-run telecom enterprise of the Krasnodar Territory "Rossvyazinform".

Since January 1997 UTK shares have been traded in RTS Stock exchange. At present ordinary shares of "UTK" PJSC are included in RTS quotation list A2, preference shares – in RTS quotation list B.

05.02.1998. Level 1 ADR program was established. UTK ADRs representing its shares are quoted in the US over-the-counter market, and in Europe – Frankfort and Berlin Stock Exchanges and NEWEX Borse AG, Vienna.

07.03.2001. Ordinary and preference shares of "UTK" PJSC are included in the list of securities which can be subjects of transactions concluded through the Moscow Interbank Currency Exchange (MICEX).

23.04.2002 Level 1 ADR program of "UTK" PJSC was transferred from The Bank of New York to JP Morgan Chase Bank which at the present time acts as the Company's Depositary. Depositary Agreement between the Company and JP Morgan Chase Bank was signed on 22 April, 2002 and restated on 15 December, 2002 in connection with reorganization.

21.05.2002 "UTK" PJSC shares are included in the list of securities which can be subjects of

transactions through NP " Saint Petersburg Stock exchange".

30.05.2001. General Shareholders' Meeting of "Kubanelectrosvyaz" OJSC approved the resolution on introducing changes into the Company's Charter regarding renaming the Company into Public Joint Stock Company "Southern Telecommunications Company" (registered by Krasnodar Registration Chamber, №16048 of 28.06.01).

31.10.2002. On the basis of the resolution of the General Shareholders' Meeting of "UTK" PJSC (former "Kubanelectrosvyaz" OJSC) approved on 21 December 2001 "Southern Telecommunications Company" PJSC was reorganized through merger of the following companies into it as branches:

"Volgogradelectrosvyaz"OJSC;

"KabBalktelecom" OJSC;

"Karachaevo-Cherkesskelectrosvyaz" OJSC;

"Svyazinform" OJSC, Astrakhan Region;

"Sevosetinelectrosvyaz" OJSC;

"Electrosvyaz of Adygeia Republic" OJSC;

"Electrosvyaz" OJSC, Kalmykia Republic;

"Rostovelectrosvyaz" OJSC;

"Electrosvyaz" OJSC, Stavropol Territory;

21.01.2003. Joint Extraordinary General Shareholders' Meeting of "UTK" PJSC was held completing the process of the Company's formal reorganization.

12.02.2003. "Southern Telecommunications Company" PJSC was assigned corporate governance score (CGS) of "CGS-5.2" by international rating agency "Standard & Poor's". "Standard & Poor's" believes that governance practices at "UTK" PJSC are improving rapidly.

2.04. 2003. The international rating agency "Standard & Poor's" raised long-term corporate credit rating of "Southern Telecommunications Company" PJSC to "B-" from "CCC+" (the outlook is "Stable). The rating action follows the merger of "UTK" PJSC with 9 other telecom incumbents in the southern federal region of Russia.

6.08.2003. The international rating agency "Standard & Poor's" assigned long-term credit rating "ruBBB" according to Russian scale to "Southern Telecommunications Company" PJSC.

General purpose of the reorganization is maximal satisfaction of customers' demand for telecom services and improvement of the shareholders' well-being. Most important strategic tasks of the reorganization are increase of management efficiency and transparency, improvement of quality of provided services and gaining competitive advantage in the SFD market, costs reduction at the expense of synergetic effect, optimization of the taxation, stabilization and improvement of the Company's financial condition, increase of the shares' liquidity and market capitalization of the Company, coming out to the world markets of capital, improvement of corporate management model, effective redistribution and concentration of financial resources on priority projects, development of telecommunications systems to the level of world standards.

The main purpose of "UTK" PJSC is to gain revenues from providing services of local, domestic and international long-distance telephony, document communication, data transmission, wired radio, paging services, offering communication channels for rent and other kinds of telecommunication services.

"UTK" PJSC mission is to provide Southern regions of Russia with full range of integrated telecom services of high quality that will enrich living standards of the work collective and the whole society.

The Company's activity is aimed at:

- integrating customers in common global infocommunication area;
- promoting mutual understanding between people, development of business and personality;
- creating conditions for professional promotion;
- participating in formation of high-performance economy of Russia.

The licensed area of "UTK" PJSC covers 519,6 thousand sq. km. (3,5 % of territory of Russia) with population of 18,2 million people (12,6 % of the population of Russia) as of 01.01.2002. "UTK" PJSC share in 2002 total volume of regional revenues of telecommunications sector makes 45 %. The main competitive advantage of "Southern Telecommunications Company" PJSC in the telecom market of the South of Russia is based on usage of unique infrastructural resources and technical means of the traditional operator, allowing to provide customers with maximal range of telecom services. After the reorganization "UTK" PJSC got the opportunity to use common information area, optimal planning and development of inter-regional communication networks for reduction of the services' cost price that would permit to obtain price leading position and to increase profitability.

2.1.1. Contact information

Seat of the Company: 66, Karasunskaya Str., Krasnodar , 350000

Location of the standing executive body of the Issuer: 66, Karasunskaya Str., Krasnodar , 350000

Phone: (8612) 53-20-56 **Fax:** (8612) 53-19-69

E-mail: ocb@mail.stcompany.ru

URL of the page in Internet: http://www.stcompany.ru

Department for corporate management and securities:

Phone: (8612) 59-25-38, 53-02-07, Fax (8612) 53-19-69

2.1.2. Taxpayer Identification Number

2308025192

2.1.3. Issuer's branches and representative offices

Name: ***"Electrosvyaz of Adygeia Republic"***
Location: ***22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352700***
Postal address: ***22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352700***
Head: ***Chinazirov Yanvar Khadzhimusovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Svyazinform", Astrakhan Region"***
Location: ***7/8, Teatraljny per.,Astrakhan, 414000***
Postal address: ***7/8, Teatraljny per.,Astrakhan, 414000***
Head: ***Prachkin Alexey Petrovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Volgogradelectrosvyaz"***
Location: ***9, Mira Str.,Volgograd, 400131***
Postal address: ***9, Mira Str.,Volgograd, 400131***
Head: ***Izyurjev Leonid Mikhailovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"KabBalktelecom"***
Location: ***14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000***
Postal address: ***14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360000***
Head: ***Shukhostanov Amdulkhamid Kistuevich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Electrosvyaz", Kalmykia Republic"***
Location: ***255, Lenin Str., Elista, Kalmykia Republic, 358000***

Postal address: ***255, Lenin Str., Elista, Kalmykia Republic, 358000***
Head: ***Ufimov Vladimir Batorovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Kubanelectrosvyaz"***
Location: ***294, Golovatogo Str., Krasnodar,350000***
Postal address: ***294, Golovatogo Str., Krasnodar,350000***
Head: ***Ignatenko Ivan Fyodorovich***
Established: ***13.02.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Karachaevo-Cherkesskelectrosvyaz"***
Location: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357100***
Postal address: ***17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357100***
Head: ***Butko Alexander Semyonovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Rostovelectrosvyaz"***
Location: ***47, Bratski per., Rostov-on-Don, 344082***
Postal address: ***47, Bratski per., Rostov-on-Don, 344082***
Head: ***Lavrentyev Alexander Arnoldovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Sevosetinelectrosvyaz"***
Location: ***8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362040***
Postal address: ***8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362040***
Head: ***Kozhiev Beshtau Kanamatovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Electrosvyaz ", Stavropol Territory"***
Location: ***10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355035***
Postal address: ***10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355035***
Head: ***Roitblat Alexander Markovich***
Established: ***8.01.2002***
Power of Attorney is valid till: ***December 31, 2003***

Name: ***"Yugtaxofon"***
Location: ***12, Klubnaya St., Krasnodar, 350051***
Postal address:***12, Klubnaya St., Krasnodar, 350051***
Director: ***Alexander Grigoryevich Sokolchik***
Established: ***29.12.1997***
Power of Attorney is valid till: ***31.12.2003***

Name: ***Center of New Technologies***
Location: ***59, Krasnaya St., Krasnodar, 350000***
Postal address:***59, Krasnaya St., Krasnodar, 350000***
Director: ***Konstantin Vladlenovich Yunov***
Established: ***1.01.2000***
Power of Attorney is valid till: ***31.12.2003***

Name: ***Training and Production Center***
Location: ***1, Industrialnaya St., Krasnodar, 350007***
Postal address:***1, Industrialnaya St., Krasnodar, 350007***

Director: ***Yuri Nickolaevich Belov***
Established:***01.10.1997***
Power of Attorney is valid till: ***31.12.2003***

2.2. Basic Business Activities of the Issuer

2.2.1. Branch to which the Issuer belongs

Codes of basic branch areas of the issuer's activities according to the OKVED classifier:

64.20	64.20.11	64.20.12	64.20.2	64.20.21
64.20.22	64.20.3	74.83	92.20	22.22
22.15	45.31	45.21.4	45.21.3	51.70
51.65.5	52.48.15	52.48.39	55.23.2	55.51
85.11.2				

2.2.2. Basic Economic Activities of the Issuer

The Issuer's priority activity is rendering telecom services
Revenues of the Issuer from telecom services and their share in the Issuer's total revenue for the quarter under report.

Domestic and international long-distance telephony

Share in tariff income:

9 months of 2003 - 43,72%.
Domestic and international long-distance telephony

Share in total revenues:

9 months of 2003 – 42,89 %.

Local telephony

Share in tariff income:

9 months of 2003. - 39,35 %.
Share in total revenues:

9 months of 2003 – 31,22 %.

Changes of the Issuer's revenues by more than 10% as compared to the previous period under report and their causes:

No such changes in the period under report.

Seasonal Nature Of Activities

All the Company's activities are not of seasonal or cyclical nature. However, increasing long-distance and international traffic during summer months at the expense of growing number of tourists (at the Azov and Black Sea sides and resorts of Kavkazskie Mineralnie Vodi) influences positively the Company's profits.

2.2.3. Basic Types of Products (Works, Services)

Dynamics of Changes in the Selling Prices of Products (Works, Services):.

Description	As of 30.09.2003
Services of Domestic and international long-distance telephony	
Volume of production, min	1 356 977 000
Price of the product per one minute, RUR	3
Volume of income from sale of the products (works, services), RUR	4 071 805 800
Share in total revenues, %	42,89
Services of Local Telephony	
Volume of production, basic telephone sets	3 349 000

Description	As of 30.09.2003
Price of the product for one telephone set, RUR	1 094
Volume of income from sale of the products (works, services), RUR	3 664 738 100
Share in total revenues, %	38,60
Total income from sales, RUR	9 493 155 000
Consumer price index, %	108,6

As of 30.09.2003 price of local telephone services increased by 43,76 % compared to 30.06.2003 as a result of local tariffs' growth.

The sales system is described for each of the indicated basic types of products (works, services) of the issuer in percent of the general sales volume.

Description of the products (works, services)	Sales system of products (works, services)	9 months of 2003
Services of Domestic and international long-distance telephony	Direct sales, %	89,76
	Own trading network, %	2,59
	Controlled trading network, %	7,03
	Other (with description), %	0,62
Services of local telephony	Direct sales, %	91,25
	Own trading network, %	1,30
	Controlled trading network, %	6,49
	Other (with description), %	0,96

Structure of Issuer's expenses for production and sales of products (works, services) constituting over 10 per cent of the total sale income by the listed items in per cent of the total prime cost.

Expenses item	9 months of 2003
Raw materials, %	8,02
Acquired componentry, semi-finished items, %	
Jobs and services of production nature, performed by external organizations,%	21,37
Fuel, %	1,49
Energy, %	2,46
Expenses for wages, %	33,07
Interest on loans, %	
Rental, %	1,06
Deductions for social needs, %	11,22
Depreciation of fixed assets, %	10,42
Taxes included in products prime cost, %	0,33
Other expenses (explain), %	6,48
depreciation of intangible assets, % remuneration for innovations, %	0,01
obligatory insurance payments, %	1,02
representation expenses, %	0,01
other, %	3,04
Total: expenses for production and sales of products (jobs, services) (prime cost), %	100,00
Proceeds from sales of products (works and services), %	133,88

Other expenses include the following: transport charges, facilities' protection, audit and

advisory services, information services, postal expenses, traveling expenses, research expenses, payments to Gossvyaznadzor, personnel training expenses and promotion expenses.

New kinds of products (works, services) being of great importance offered by the Issuer in the telecom market.

New value-added services include VPN (data transfer), ISDN, assigned lines, broadband access, IP-telephony, access to Internet. None of the indicated services is of great importance for the Issuer's activity.

2.2.4. Names of the issuer's suppliers, on whom 10% and more of all inventory holdings supplies fall, with the indication of their shares in the total volume of supplies

Full registered name	Share, %
Company with limited liability "Technoserv A/S"	11,00

Share of imports in all inventory holdings is 89,9 %.

Volumes of equipment supplies and the structure of the abovementioned suppliers will remain for the nearest future.

2.2.5. Issuer's Products (Works, Services) Sales Markets

General information on the Issuers sales markets:

Territory of the Southern federal district of the Russian Federation (except for Chechen Republic, Ingushetia and Dagestan).

Consumers of Issuer's products, on whom at least 10% of the total receipts from Issuer's sales fall:

There are no such consumers.

Possible adverse factors that may affect the sales of the Issuer's products are:

- rapid development of cellular services; their share in 2002 total volume of regional revenues of telecommunications sector stood at 34.5%.
- keen competition among Internet providers.
- expected increase of competitive activity in the sphere of new technologies and value-added services taking into account high level of potential competitiveness (757 issued licenses).

Actions of the Company's management in case of occurrence of adverse factors:

The Company s management regularly exercises monitoring and control over the most important indices of the Company's business efficiency in the sphere of economic, financial, technical and marketing policies to make forecasts and quickly respond for occurrence and/or strengthening the influence of various negative factors. Strategic and medium-term plans of the Company's development are being worked out in the context of pessimistic estimations thus providing additional safety factor in case of crisis situations. Yearly the Company corrects the forecasts of economic development and marketing strategy on the basis of performance results for the last reporting period and analysis of the changes of the conditions of the Company's activity.

2.2.6. Practice of activities in respect of circulating capital and inventories

PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets.

To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.

For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.

Indices	9 months of 2003
1. Revenue, RUR mln	9 493,16

2. Turnover ratio of reserves	7,99

Calculations are made as a ratio of sales proceeds to average amount of reserves for 9 months.

2.2.7. Raw Materials

No raw material resources are used.

2.2.8. Main competitors

As at 1 January 2003 total number of issued licenses valid in "UTK" PJSC service area (10 out of 13 subjects of the Russian Federation in the Southern Federal District) is 757 lisences including 43% of them for rendering services of local, inter-zonal, domestic and international long-distance telephony, 38% - for rendering data transmission and telematic services, 12% - for channel rent, 5% - for rendering services of radiotelephony and paging, 2% - for rendering cellular services .
As at the beginning of 2003 360 alternative telecom operators operate in the territory of the Southern Federal District, 60 of them being Internet-providers.
In spite of high level of competition "UTK" PJSC holds major market share of traditional telecom services - local, domestic and international long-distance telephony which total market share being 80% of aggregate SFD market. “UTK” PJSC position in the SFD telecom market is above the average over “Svyazinvest” OJSC subsidiaries and corresponds to general progress trends of the Russian traditional operators.

“UTK” PJSC market position in business sector is above the average over “Svyazinvest” OJSC subsidiaries. “UTK” PJSC market position in residential sector is below the average over “Svyazinvest” OJSC subsidiaries that can be explained by intense competition with cellular operators in the territory of the Southern Federal District which focus their marketing efforts on residential sector.

According to 2002 performance results “UTK” PJSC’s market shares in the SFD telecom market are the following: local telephone services and providing access to public telephone network – 95%, domestic and international long-distance telephone services – 68%, value-added services – 31% including Internet – 52%, other VAS – 43%. According to 2002 performance results “UTK” PJSC’s market share of total revenue of telecommunication sector in the Southern Federal District constitutes 45% taking into account cellular market (68% - without taking into consideration cellular market).

Results of marketing analysis in "UTK" PJSC licensed area revealed essential dissatisfied demand for value-added services: VPN (data transmission), ISDN, assigned lines, broad band access, IP-telephony, access to Internet. In this connection “Southern Telecommunications Company” PJSC states the following priority tasks in this market segment:

- Introducing new technologies and services meeting the market development tendencies and customers’ real requirements.
- Making value-added services more competitive including in the spheres of customer service and provision of additional services.
- Developing integrated data networks (multi-service networks) in the Southern Federal District
- Introduction of pre-paid universal service cards .
- Technical realization of intra-regional service roaming.
- Providing services “in packet” including traditional telecom services.

One of the priorities in the service sphere is introduction of pre-paid service cards: Internet cards, Service telephone cards, IP-telephony cards, public phone cards.

In future “UTK” PJSC plans to introduce universal pre-paid cards. It will make possible to increase convenience, efficiency and integration of payments for telecom services for customers that

will result in sales efficiency growth and reduction of accounts receivable.

Market shares of the Issuer and its competitors for last five fiscal years before the date of approval the decision on the bond issue or for each fiscal year from the date of foundation if the Issuer operates for less than five years:

Name	Country of registration	Volume of sold products , RUR thousand	Market share, %				
			1998	1999	2000	2001	2002
The Issuer		17 030 520	75,5	64,2	59,3	51,1	45
Cellular operators	Russia	12 834 870	10,2	18,8	29,8	41,7	34,5
Other operators	Russia	2 920 368	14,3	17	10,9	7,2	20,5

Analysis of the factors of the Issuer's competitive capacity:

Description	Rating of the factor importance	Issuer	Competitor1	Competitor 2	Competitor 3
			"Kubtelecom" Ltd	"CTS" Ltd	OJSC "Stavtelecom named after V.I. Kuzminov"
Convenience of location	0,15	5	4	3	4
Price	0,30	5	5	4	5
Quality of products	0,25	4	4	5	4
Service rapidity	0,20	4	4	4	5
After-sale service	0,10	4	4	3	4
Closing value of the company's competitive capacity	1	4,5	4,3	4	4,5

2.2.9. Data on Availability of the Issuer's Licenses:

Licenses:

Number: 3035

Date of issue: 4.11.1996

Valid till: 1.10.2004

Issued by: Ministry of Communications of the Russian Federation.

Activity category: Rendering telecommunication services

The issuer's forecast about the license extension probability: to be extended

Number: 17012

Date of issue: 25.01.2001

Valid till: 25.01.2006

Issued by: Ministry of Communications of the Russian Federation.

Activity category: Rendering mobile wireless communication services

The issuer's forecast about the license extension probability: to be extended

Number: 4031

Date of issue: 19.11.1999

Valid till: 19.11.2004

Issued by: Federal Television and Radio Broadcast Service

Activity category: Radio broadcasting

The issuer's forecast about the license extension probability: to be extended

Number: 2169
Date of issue: 28.06.2000
Valid till: 28.06.2005
Issued by: Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation
Activity category: Publishing business
The issuer's forecast about the license extension probability: to be extended

Number: GS-3-23-02-22-0-2308025192-001425-4
Date of issue: 12.04.2002
Valid till: 12.04.2007
Issued by: State Committee of the Russian Federation for Construction and Housing and Communal Services
Activity category: Construction of buildings and facilities of the I or II levels of responsibility according to national standard
The issuer's forecast about the license extension probability: to be extended

Number: GS-3-23-02-21-0-2308025192-001423-4
Date of issue: 12.04.2002
Valid till: 12.04.2007
Issued by: State Committee of the Russian Federation for Construction and Housing and Communal Services
Activity category: Design of buildings and facilities of the I or II levels of responsibility according to national standard
The issuer's forecast about the license extension probability: to be extended

Number: 23899
Date of issue: 04.10.2002
Valid till:04.10.2012
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing services of local and inter-zonal telephony
The issuer's forecast about the license extension probability: to be extended

Number: 24059
Date of issue: 24.10.2002
Valid till: 24.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing telegraph services
The issuer's forecast about the license extension probability: to be extended

Number: 24058
Date of issue: 24.10.2002
Valid till: 24.10.2007

Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing services of domestic and international long- distance telephony
The issuer's forecast about the license extension probability: to be extended

Number: 24076
Date of issue: 31.10.2002
Valid till: 31.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing services of wireless radio communication with mobile objects
The issuer's forecast about the license extension probability: to be extended

Number: 24062
Date of issue: 24.10.2002
Valid till: 24.10.2005
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing radio paging services
The issuer's forecast about the license extension probability: to be extended

Number: 24056
Date of issue: 24.10.2002
Valid till: 24.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing data transmission services
The issuer's forecast about the license extension probability: to be extended

Number: 24060
Date of issue: 24.10.2002
Valid till: 24.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Offering communication channels for lease

Number: 24057
Date of issue: 24.10.2002
Valid till: 24.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing telematic services
The issuer's forecast about the license extension probability: to be extended

Number: 24807
Date of issue: 31.10.2002
Valid till: 31.10.2007

Issued by: Ministry of the Russian Federation for Communications and Informatics

Activity category: Broadcasting sound programs via wired radio network

The issuer's forecast about the license extension probability: to be extended

Number: 2251

Date of issue: 01.08.1996

Valid till: 01.08.2006

Issued by: Ministry of the Russian Federation for Communications and Informatics

Activity category: Providing telecom services in the territory of the Russian Federation

The issuer's forecast about the license extension probability: to be extended

Number: 11030552

Date of issue: 06.02.2002

Valid till: 06.02.2005

Issued by: Ministry of Internal Affairs of the Russian Federation, GU UGPS of the Krasnodar Territory

Activity category: Installation, adjustment, repair and technical maintenance of fire safety equipment and fire-protection systems

The issuer's forecast about the license extension probability: to be extended

Number: 11030553

Date of issue: 06.02.2002

Valid till: 06.02.2005

Issued by: Ministry of Internal Affairs of the Russian Federation, GU UGPS of the Krasnodar Territory

Activity category: Working out measures for fire safety and consulting on fire-protection systems

The issuer's forecast about the license extension probability: to be extended

Number: 11030554

Date of issue: 06.02.2002

Valid till: 06.02.2005

Issued by: Ministry of Internal Affairs of the Russian Federation, GU UGPS of the Krasnodar Territory

Activity category: Training on measures for fire safety

The issuer's forecast about the license extension probability: to be extended

Number: 24061

Date of issue: 24.10.2002

Valid till: 24.10.2005

Issued by: Ministry of the Russian Federation for Communications and Informatics

Activity category: Providing radio paging services (Territory of the Volgograd Region)

The issuer's forecast about the license extension probability: to be extended

Number: 24063

Date of issue: 24.10.2002

Valid till: 24.10.2005

Issued by: Ministry of the Russian Federation for Communications and Informatics

Activity category: Providing radio paging services (Territory of the Rostov Region)

The issuer's forecast about the license extension probability: to be extended

Number: 22716

Date of issue: 04.10.2002

Valid till: 19.12.2007

Issued by: Ministry of the Russian Federation for Communications and Informatics

Activity category: Providing local radio access telephone services (CDMA, Territory of Severnaya Osetia Republic)

The issuer's forecast about the license extension probability: to be extended

Number: 22743

Date of issue: 04.10.2002

Valid till: 19.12.2007

Issued by: Ministry of the Russian Federation for Communications and Informatics

Activity category: Providing local radio access telephone services (CDMA, Territory of the Rostov region)

The issuer's forecast about the license extension probability: to be extended

2.2.9. The Issuer's joint activity

In 1998 Svyazinvest and "UTK" PJSC (OJSC "Kubanelectrosvyaz") concluded an agreement on joint activity in share investment in construction of recreation center "Orbita" in Tuapse district of the Krasnodar Krai. Share of "UTK" PJSC investments amounted to RUR 16 269 000, share of Svyazinvest stood at RUR 18 000 000. On March 27, 2003 Svyazinvest and "UTK" PJSC concluded an agreement on termination of the previous agreement of 1998 by substituted agreement (innovation) because of disregard of provisions of the contract related to the terms of putting the object into service and impossibility of the division of property. During the period of the agreement validity financial results of joint activity were not retrieved by the parties.

2.2.10. Extra Requirements for Issuers Being joint-stock investment funds or insurance companies

The Issuer is not an investment fund or insurance company.

2.2.11. Extra Requirements for Issuers Whose Key Activities Consist in Mining Operations

The Issuer does not involved in mining operations.

2.2.12. Extra Requirements for Issuers Whose Key Activities Consist in Provision of Communication Services

a) Licenses for rendering telecom services

Licenses:

Number: 3035
Date of issue: 4.11.1996
Valid till: 1.10.2004
Issued by: Ministry of Communications of the Russian Federation.
Activity category: Rendering telecommunication services

Number: 15692
Date of issue: 08.09.2000
Valid till: 08.09.2003
Issued by: Ministry of Communications of the Russian Federation.
Activity category: Rendering paging services

Number: 17012
Date of issue: 25.01.2001
Valid till: 25.01.2006
Issued by: Ministry of Communications of the Russian Federation.
Activity category: Rendering mobile wireless communication services

Number: 4031
Date of issue: 19.11.1999
Valid till: 19.11.2004
Issued by: Federal Television and Radio Broadcast Service
Activity category: Radio broadcasting

Number: 23899
Date of issue: 04.10.2002
Valid till:04.10.2012
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing services of local and inter-zonal telephony

Number: 24059
Date of issue: 24.10.2002
Valid till: 24.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing telegraph services

Number: 24058
Date of issue: 24.10.2002
Valid till: 24.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing services of domestic and international long- distance telephony

Number: 24076
Date of issue: 31.10.2002
Valid till: 31.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing services of wireless radio communication with mobile objects

Number: 24062
Date of issue: 24.10.2002
Valid till: 24.10.2005
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing radio paging services

Number: 24056
Date of issue: 24.10.2002
Valid till: 24.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing data transmission services

Number: 24060
Date of issue: 24.10.2002
Valid till: 24.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Offering communication channels for lease

Number: 24057
Date of issue: 24.10.2002
Valid till: 24.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing telematic services

Number: 24807
Date of issue: 31.10.2002
Valid till: 31.10.2007
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Broadcasting sound programs via wired radio network

Number: 2251
Date of issue: 01.08.1996
Valid till: 01.08.2006
Issued by: Ministry of the Russian Federation for Communications and Informatics
Activity category: Providing telecom services in the territory of the Russian Federation

Number: 24061

Date of issue: 24.10.2002

Valid till: 24.10.2005

Issued by: Ministry of the Russian Federation for Communications and Informatics

Activity category: Providing radio paging services (Territory of the Volgograd Region)

Number: 24063

Date of issue: 24.10.2002

Valid till: 24.10.2005

Issued by: Ministry of the Russian Federation for Communications and Informatics

Activity category: Providing radio paging services (Territory of the Rostov Region)

Number: 22716

Date of issue: 04.10.2002

Valid till: 19.12.2007

Issued by: Ministry of the Russian Federation for Communications and Informatics

Activity category: Providing local radio access telephone services (CDMA, Territory of Severnaya Osetia Republic)

Number: 22743

Date of issue: 04.10.2002

Valid till: 19.12.2007

Issued by: Ministry of the Russian Federation for Communications and Informatics

Activity category: Providing local radio access telephone services (CDMA, Territory of the Rostov region)

б) Communication networks

Operating digital, quasi-electronic, cross-bar and step-by-step telephone exchanges, "UTK" PJSC uses inter-zonal and local communication networks to render telecom services. As of September 30, 2003 installed capacity of urban telephone network reached 2858627 lines including 1488773 digital lines and 1369854 analog lines. Thus, digitization level of urban TN constituted 52,08%.

Installed capacity of rural telephone network reached 874186 lines including 147266 digital lines and 726920 analog lines. Thus, digitization level of rural TN constituted 16,85%.

Total installed capacity of urban and rural telephone networks reached 3732813 lines with digitization level of 43,83 %.

"UTK" PJSC operates 12 automatic long-distance telephone exchanges with equipped capacity level being 84,87% including 88.45% - in zonal networks. Trunks are derived using analog and digital equipment of data transmission including SDH digital equipment. Linear signals are transmitted via cooper and fiber-optic cables as well as via radio channels of radio-relay systems. Length of long-distance telephone channels for the reported period stood at 9768.26 thousand ch/km including 7620.57 ths of those formed using digital transmission systems. Length of intra-zonal

communication lines made up 19739.94 km, including 5253.46 km of fiber-optic communication lines and including 2274.44 km.

Radio frequencies, used for rendering telecom services in accordance with "UTK" PJSC licenses

№	Name of the branch	Number of frequency permission	Frequency resource, MHz	Service
1	Electrosvyaz of Adygeia Republic	1022704	Transmission 337,7375-337,9125 Reception 301,7375-301,9125	Mobile radiotelephony "Altay"
2	Volgogradelectrosvyaz	14-05-20/3398	159,05	Paging
3		15-06-21/4871	Transmission 338,4375-339,9125 Reception 302,4375-303,9125	Mobile radiotelephony "Altay"
4		15-06-21/4872	Transmission 337,5375-339,0125 Reception 301,5375-303,0125	Mobile radiotelephony "Altay"
5	KabBalktelecom	14-06-21/4873	Transmission 337,3375-339,4125 Reception 301,3375-303,4125	Mobile radiotelephony "Altay"
6	Kubanelectrosvyaz	14-06-31/12987	Transmission 340,3375-340,5125 Reception 304,3375-304,5125	Mobile radiotelephony "Altay"
7		14-06-31/19388	Transmission 337,1375-339,4125 Reception 301,1375-303,4125	Mobile radiotelephony "Altay"
8		14-06-21/4557	Transmission 337,1375-337,3125 Reception 301,1375-301,3125	Mobile radiotelephony "Altay"
9		14-05-26/21096	159,500	Paging
10		14-05-20/35787	159,500	Paging
11	Rostovelectrosvyaz	15-06-21/4867	Transmission 341,2375-341,3125 Reception 305,2375-305,3125	Mobile radiotelephony "Kart4-Altay"
12		15-06-21/4868	Transmission 341,2375-341,3125 Reception 305,2375-305,3125	Mobile radiotelephony "Kart4-Altay"
13		15-06-21/4869	Transmission 341,2250-341,7125 Reception 305,2250-305,7125	Mobile radiotelephony "Kart4-Altay"
14		15-06-21/4870	Transmission 340,9375-341,2125 Reception 304,9375-305,2125	Mobile radiotelephony "Kart4-Altay"
15	Sevosetinelectrosvyaz	15-06-21/4866	Transmission 339,7375-339,9125	Mobile radiotelephony "Altay"

№	Name of the branch	Number of frequency permission	Frequency resource, MHz	Service
			Reception 303,7375-303,9125	

2.3. Plans of Issuer's Future Operation

Strategic goal of "UTK" PJSC is to strengthen its market position and to reach a 51% share in revenues of telecom sector of the Southern Federal District in 2006. The following measures should _provide the realization of the Company's strategic goal: stable annual growth of sales volume keeping the existing profit level, growth of new services' share in total revenue structure up to 12%t in 2006, increase of volume and range of provided services, realization of the program on the Company's corporate restructuring.

Budget (business-plan) of "Southern Telecommunications Company" PJSC for the year 2003 provides for a total revenue of RUR 13 267.5 mln which is up 26% compared with 2002. Revenues from core activity (sale of telecom services) are to be increased by 29.6% reaching RUR 13 011.5 mln including local telephony – RUR 5341mln (a 39.4%-increase), long-distance telephony – RUR 6576 mln(+20.6%), value-added services – RUR 459 mln (+58.4%).

One of the main directions of "UTK" PJSC business activity in order to increase revenues, raise the Company's business efficiency and strengthen its financial position is the increase in number of basic telephone sets. "UTK" PJSC is actively developing its communication network and increasing its number capacity.

Considerable revenue growth from traditional services will result from putting into service the planned capacity of 513 281 lines (a 37.2% growth), increase in number of basic telephones by 244 596 sets (+47.4%) and of course by the Company's every effort to raise teledensity in the Southern Federal District (by 8.6% to 18.9 telephones per 100 inhabitants) and to reduce number of applications for telephone installation. 2003 total installed capacity is to be 3 851 380 lines, 92.34% of them to be equipped.

When planning revenue structure the Company gives preference to growth of value-added services' share. Telecom market of the Southern Federal District is characterized by low level of penetration of value-added services (intelligent services, broadband access, etc) which tariffs are not regulated by government. "UTK" PJSC main task for 2003 is to strengthen its position in the market of perspective and profitable services and to increase VAS share in total revenue structure in order to raise the Company's general level of profitability.

In 2003 "UTK" PJSC plans considerable development of data transmission multi-service networks. Amount of contract for equipment delivery exceeds 15.8 mln USD. Total number of ports exceeds 18.7 ths ports. 10 thousand of them are for switched access including 8 thousand universal access ports which allow to provide DialUp, ISDN-DialUp, IP-telephony services via one and the same port. Over 8 thousand ports are for access via assigned lines including 1.5 thousand xDSL ports and 3.5 thousand Ethernet ports. Multi-service network development is based on IP MPLS technology as being most productive for providing VPN services in the territory of the Southern Federal District.

Besides, the Company plans to build call-centers in Krasnodar, Rostov,Volgograd and to provide ISDN, IP-telephony and intelligent services to wider range of customers.

As a result of introduction of new equipment in 2003 VAS share is to reach 3.5% in total revenue structure (+50.2% compared to 2002).

Level of local telephone networks digitization is to be increased by 10.2% in 2003 thus totaling in 48,9%. The length of long-distance telephone channels is to rise by 1724.7 ths ch/km including those formed using digital transmission system – by 1737.4 ths ch/km. Length of transmission lines is to be increased by 2098 km (+13.6%), including 2008 km (+46.2%) of fiber-optic transmission lines.

These lines of the Company's development are supported by 2003 plan of capital expenditures which provide for RUR 4895.8 mln of capital investments and RUR 5264.6 mln of basic assets to be put into operation. In 2003 the Company source of finance will include own funds and debt capital. Share of own funds will stand at 34.2%, borrowed funds and debt capital – 65.8%. 2003 capex breakdown in terms of project types will be the following: business development – 74%, reconstruction and infrastructure maintenance – 25%.

Medium-term strategic directions of "UTK" PJSC development:

- meeting the solvent demand for key telecom services by increase of equipped number capacity, introduction of the system of time-based (per-minute) billing of local telephone call;
- creation of integrated clearing and service centers;
- development of public Internet-access center, connection of regional data transmission networks to Internet;
- introduction of intelligent services;
- improvement of corporate client service, formation of optimal packet of services for corporate clients;
- formation of departments for work with vip-clients, equipping public communication centers with conferencing equipment, selling services to corporate users, active address advertising.

Long-term strategic directions of "UTK" PJSC development:

- creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (FOLs);
- introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;
- integration of communication and management infrastructures with international informational and switching systems;
- improvement of the provided services;
- optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;
- maximization of the Company's profitability;
- active tariff policy;
- pressing marketing policy;
- hard control of expenditures' volume;
- improvement of corporate management

"UTK" PJSC does not plan to change type of its key activity – rendering telecom services according to the licenses in force and the Company Charter.

2.4. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

Name of the organization: Iskra – the Association of Operators of the Federal Business Servicing Network (BSN)

Place and functions of the Issuer in the organization: "Southern Telecommunications Company" PJSC is a participant in the Iskra BSN Association situated at the address: 40, Leninskiy prospect, Moscow from November 28, 2001 pursuant to the decision of the Extraordinary Meeting of the Company's Shareholders. The Association was established by legal persons to help its members coordinate their business, represent and protect their common interests. The Issuer participates in the management of the Association, has the priority right to use services of the Association on preferential terms, represents the Association in its operation regions

Basis of participation: Minutes of UTK Annual General Shareholders' Meeting of 21.06.2002.

Evidence of participation: Minutes of Extraordinary Meeting of the Association members № 02/2001 of 20.07.2001.

2.4.1. **Name of the organization:** the Association of Telecom Companies of the Povolzhskiy Region

2.4.2. **Place and functions of the Issuer in the organization:** Pursuant to item 2 of article 58 and item 1 of Article 129 of the Civil Code of the Russian Federation "Southern Telecommunications Company" PJSC is a successor of "Volgogradelectrosvyaz" OJSC and "Svyazinform" OJSC of the Astrakhan Region which were the participants of the Association of

Telecom Companies of the Povolzhskiy Region, situated at the address: 1/3, Kuprin Str., Penza. The Association was founded in order to develop and popularize telecom services provided by its members in the region, coordinate telecom business in the region, ensure the rights of its participants, represent common interests in state and other structures and in international organizations. "Southern Telecommunications Company" PJSC is a participant of the Association.

Basis of participation: Minutes of the Board of Directors of "Volgogradelectrosvyaz" OJSC of 30.12.1999, Minutes of the Board of Directors of "Svyazinform" OJSC of the Astrakhan Region of 29.12.1999.

Evidence of participation: Minutes of Extraordinary Meeting of the Association members № 1 of 18.01.2000.

2.4.3. **Name of the organization:** Association of MDKR networks Operators (CDMA)

Place and functions of the Issuer in the organization: Pursuant to item 2 of article 58 and item 1 of Article 129 of the Civil Code of the Russian Federation "Southern Telecommunications Company" PJSC is a successor of "Rostovelectrosvyaz" OJSC which was a participant of the Association of MDKR networks Operators (CDMA), situated at the address: building 2, 27-29, Smolenskaya-Sennaya pl., Moscow. The Association was founded in order to consolidate the efforts of Russian operators who create radiotelephone networks using CDMA technology.

Basis of participation: Minutes of the Annual General Shareholders' Meeting of "Rostovelectrosvyaz" OJSC of 23.06.1998.

Evidence of participation: registration certificate № 7 of 12.11.1998

Issuer's subsidiaries and affiliates

3.6.1. **Full registered name:** "Intmashservice" Limited Liability Company

Abbreviated name: "Intmashservice" Ltd.

Location: 8, Golubinskaya Str., Volgograd, 400131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Maintenance and repair of communication facilities

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results.

3.6.2. **Full registered name:** "Yugsvyazstroy" Closed Joint –Stock Company

Abbreviated name: "Yugsvyazstroy" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar , 350040

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: construction services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.3. **Full registered name:** "Health-care center "Orbita" Closed Joint –Stock Company

Abbreviated name: "Orbita" CJSC

Location: Olginka, Tuapse district, Krasnodar Territory, 352840

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: recreation services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.4. **Full registered name:** "Faktorial-99" Limited Liability Company

Abbreviated name: "Faktorial-99" Ltd.

Location: 47, Bratskiy per., Rostov-on-Don, 344082

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Trading and agency, consulting services.

The company's importance for the issuer's business activity*:* business activity of the company is insignificant in respect to consolidation of financial results.

3.6.5. **Full registered name:** "Center of logistical support" Closed Joint –Stock Company

Abbreviated name: "CMTO" CJSC

Location: 5/2, Vishnyakovoy Str., Krasnodar, 350001

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: logistical support services

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.6. **Full registered name:** "Interelectrosvyaz" Closed Joint –Stock Company

Abbreviated name: "Interelectrosvyaz" CJSC

Location: 5, 19 Partsyezda Str., Volzhskiy, Volgograd region, 404131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: services of local telephony

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results, under liquidation.

3.6.7. **Full registered name:** "Avtocenter-Yug" Closed Joint –Stock Company

Abbreviated name: "Avtocenter-Yug" CJSC

Location: 48, Myskhakskoe shosse, Novorossiysk, 353919

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: car repair services

The company's importance for the issuer's business activity: under liquidation

3.6.8. **Full registered name:** "Private security service "Zaschita-S" Limited Liability Company

Abbreviated name: "CHOP "Zaschita-S" Ltd.

Location: 47, Bratskiy per., Rostov-on-Don, 344082

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: private security services

The company's importance for the issuer's business activity: business activity of the company is insignificant in respect to consolidation of financial results.

3.6.9. **Full registered name:** "Armavirskiy zavod svyazi" Associated Closed Joint –Stock Company

Abbreviated name: "Armavirskiy zavod svyazi"ACJSC

Location: 1a, Urupskaya Str., Armavir, Krasnodar Krai, 352903

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cable production

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

3.6.10. **Full registered name:** "UTK-Finance" Limited Liability Company

Abbreviated name: "UTK-Finance" Ltd.

Location: 66, Karasunskaya Str., Krasnodar, 350000

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 100 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: financial operations

The company's importance for the issuer's business activity: business activity of the company is insignificant in respect to consolidation of financial results.

3.6.11. **Full registered name:** "Telesot-Alania" Closed Joint –Stock Company

Abbreviated name: "Telesot-Alania" CJSC

Location: 6, Gugkaeva Str., Vladikavkaz, RSO-A, 362035

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 52,5 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cellular services of GSM-900 standard

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

3.6.12. **Full registered name:** "Stavtelecom named after V.I.Kuzminov" Open Joint –Stock Company

Abbreviated name: "Stavtelecom named after V.I.Kuzminov" OJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 50% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 51 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: local telephone services (urban and rural), development of 18ON services

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

3.6.13. **Full registered name:** "Volgograd-GSM" Closed Joint –Stock Company

Abbreviated name: "Volgograd-GSM" CJSC

Location: 9, Mira Str., Volgograd, Russian Federation, 400131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cellular services of GSM-900/1800 standard

The company's importance for the issuer's business activity: business activity of the company is important in respect to consolidation of financial results.

3.6.14. **Full registered name:** "Astrakhan-Mobile" Closed Joint –Stock Company

Abbreviated name: "Astrakhan-Mobile" CJSC

Location: 3, Studencheskaya Str., Astrakhan, Russian Federation, 414004

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cellular services of AMPS-800 standard

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.15. **Full registered name:** "Stavropolskaya Sotovaya svyaz" Closed Joint –Stock Company

Abbreviated name: "SSS" CJSC

Location: 10/12, prospect Oktyabrskoy revolutsii, Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cellular services of AMPS-800 standard

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.16. **Full registered name:** "TeleRoss-Kubanelectrosvyaz" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Kubanelectrosvyaz" CJSC

Location: 110/1, Aivazovskogo Str., Krasnodar, 350040

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: building and operation of corporate communication network providing services of urban local and long-distance telephony.

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.17. **Full registered name:** "TeleRoss-Volgograd" Closed Joint –Stock Company

Abbreviated name: "TeleRoss-Volgograd" CJSC

Location: 16, Mira Str., Volgograd, 400131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: providing cellular services

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.18. **Full registered name:** "Volgograd-Mobile" Closed Joint –Stock Company

Abbreviated name: "Volgograd-Mobile" CJSC

Location: 16, Mira Str., Volgograd, 400131

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 50 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: cellular services of AMPS-800/DAMPS standard

The company's importance for the issuer's business activity*:* business activity of the company is important in respect to consolidation of financial results.

3.6.19. **Full registered name:** "ZanElCom" Closed Joint –Stock Company

Abbreviated name: "ZanElCom" CJSC

Location: 7/2, Novolesnaya Str., Moscow, 103055, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 45 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Internet services

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.20. **Full registered name:** "Mobilcom" Closed Joint –Stock Company

Abbreviated name: "Mobilcom" CJSC

Location: 14, Gorky Str., Vladikavkaz, RSO-A

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 35 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Cellular and paging services

The company's importance for the issuer's business activity*:* business activity of the company is unimportant in respect to consolidation of financial results.

3.6.21. **Full registered name:** "Sotovaya svyaz-Alania" Closed Joint –Stock Company

Abbreviated name: "Sotovaya svyaz-Alania" CJSC

Location: 14, Gorky Str., Vladikavkaz, RSO-A

Ground, on which the company is considered a subsidiary or affiliate of the issuer:
Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 30 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Cellular services of NMT-450 standard

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

3.6.22. **Full registered name:** "Stavropolskoe Commercial Television" closed Joint –Stock Company

Abbreviated name: "SKET" CJSC

Location: 4, Tukhachevskiy Str., Stavropol, Stavropol Territory, 355035, Russia

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 26,82 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Broadcasting TV programs

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

3.6.23. **Full registered name:** "Yug-Giprosvyaz" Limited Liability Company

Abbreviated name: "Yug-Giprosvyaz" Ltd.

Location: 67, Gagarin Str., Krasnodar, 350062

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 24 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: technological designing of communication facilities including trunk engineering networks

The company's importance for the issuer's business activity: business activity of the company is insignificant in respect to consolidation of financial results.

3.6.24. **Full registered name:** "Telekinokompaniya IR" Closed Joint –Stock Company

Abbreviated name: "Telekinokompaniya IR" CJSC

Location: 2-a, Osetinskaya gorka Str., Vladikavkaz, RSO-A, 362007

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 23,5 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Commercial broadcasting of TV and radio programs

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

3.6.25. **Full registered name:** "Kabardino-Balkarskiy GSM" Closed Joint –Stock Company

Abbreviated name: "Kabardino-Balkarskiy GSM" CJSC

Location: 14, Shogentsukova pr., Nalchik, 360051

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 20 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: Building and commercial operation of cellular network of GSM-900 standard, providing all telecom services including international telephony to legal and natural persons, rendering cellular services

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

3.6.26. **Full registered name:** "Karachaevo-CherkesskTeleSot" Closed Joint –Stock Company

Abbreviated name: "Karachaevo-CherkesskTeleSot" CJSC

Location: 147, Lenin pr., Cherkessk, 369000

Ground, on which the company is considered a subsidiary or affiliate of the issuer:

Stock holding over 20% in the authorized capital of the subsidiary

Issuer's share in the authorized capital of the subsidiary or affiliate: 20 %

Share of the subsidiary or affiliate in the Issuer's authorized capital: none

Share of the Issuer's common stock owned by the subsidiary and/or affiliate: no such share

Basic areas of business of the company: providing cellular services of GSM-900 standard

The company's importance for the issuer's business activity: business activity of the company is unimportant in respect to consolidation of financial results.

2.5. Composition, Structure and Value of Issuer's Fixed Assets, Information on Plans for Acquisition, Replacement and Retirement of Fixed Assets, and on all Facts of Issuer's Fixed Assets Burdening

2.5.1. Fixed Assets

Fixed assets as at the end of the reported quarter:

Original (replacement) value, RUR : 25 122 123 323

Depreciation charges, RUR: 8 527 199 798

Information on the last revaluation of the Company's fixed assets and fixed assets leased on a long-term basis, have been carried out within three years before the year when the decision on bond issue was approved:

Date of revaluation: 01.01.2003

Complete balance sheet value prior to revaluation: 19 533 710 000 rubles

Depreciated cost prior to revaluation: 12 486 729 000 rubles.

Complete balance sheet value after revaluation: 21 732 185 000 rubles.

Depreciated cost after revaluation: 13 953 774 000 rubles.

Revaluation method: Revaluation was carried out according to market value by direct recalculation on the basis of the data confirmed by documents.

Explanations of revaluation method:

Revaluation was carried out with the participation of the appraiser in accordance with the standards of professional practice and ethic code of the Russian Association of Appraisers.

Information about the appraiser:

Full registered name: "ROSTO" Limited Liability Company

Abbreviated name: "ROSTO" Ltd

Location: 102, Novorossiyskaya Str., Krasnodar, 350058

TIN: 2308057388

Postal address: 102, Novorossiyskaya Str., Krasnodar, 350058

Phone: (8612) 55-00-49
Fax: (8612) 55-00-49
E-mail: elan@istnet.ru

Group of fixed assets	Complete value prior to revaluation, RUR	Depreciated cost before revaluation, RUR.	Date of revaluation	Complete value after revaluation, RUR	Depreciated cost after revaluation, RUR.
Buildings	1 857 304 000	1 355 656 000	01.01.2003	4 055 779 000	2 822 701 000
Total:	1 857 304 000	1 355 656 000	-	4 055 779 000	2 822 701 000

As of 01.10.2003 only revaluation of the group of fixed assets "buildings" was carried out.

Structure of the Issuer's fixed assets as of 30.09.2003:

Group of fixed assets	Total value, RUR ths	Depreciated cost, RUR ths
Buildings	4 081 420,98	2 883 981,61
Facilities	7 523 365,84	4 466 883,63
Machines and equipment	12 356 795,38	8 616 842,54
Transport vacilities	380 159,71	203 542,57
Production and household equipment	176 549,46	83 747,63
Other kinds of fixed assets	603 830,97	339 926,04
Total	**25 122 122,34**	**16 594 924,00**

During 2003 the Issuer plans to acquire 135,4 hectares of land to the total amount of RUR 55 734 ths .

2.5.2. Value of Issuer's Real Estate

Total value of real estate, RUR ths: 9 039 897 950
Value of charged depreciation, RUR ths: 2 828 587 734

Information about the valuation of real estate.

During 12 months before the date of the end of the quarter under report, no valuation of real estate owned or leased by the Issuer on a long-term basis.

III. Information about the Issuer's financial and economic performance

3.1. Results of the Issuer's financial and economic activity

4.1.1. Profit and loss statement

Description	As of 30.09.2003
Revenue, RUR	9 493 155 000
Gross profit, RUR	2 402 259 000
Net profit (retained profit) (uncovered loss), RUR	1 347 492 000
Labour productivity, RUR/person	225 823
Capital productivity, %	57,21
Profitability of assets, %	5,31
Profitability of own capital,%	10,35
Profitability of products (sales), %	25,31
The value of uncovered loss as of the date under report, roubles	0,00
Ratio of uncovered loss as of date under report and balance currency	0,00

To calculate the abovementioned indices method recommended by Regulations on information disclosure for issuers of emissive securities № 03-32/ps approved by FCSM of Russia was used.

Revenue for the reported quarter increased by RUR 3 643 692 ths or 62,29 % as compared to the previous quarter.

Gross profit is up 78,64 %. Net profit doubled as a result of local tariffs' growth and increase of traffic volume and subscriber base.

Labour productivity is up 62,5 %.

Capital productivity for 9m03 stood at 57,21 %, a 2 %-increase over 1H03.

Profitability of assets is up 2 %.

Profitability of own capital showing the efficiency of investments' usage made up 10,35 %, gaining 5 % over the value as of 30.06.2003.

Profitability of sales showing share of net profit in total sales volume stood at 25,31 % for 9m03, a 2 %-increase over 1H03.

These indices indicate rather stable financial position of the Company.

4.1.2. Factors That Have Influenced the Change of the Amount of revenues from Issuer's Sales of Goods, Products, Works, Services and Profits (Losses) of the Issuer from Core Activity

Revenue as of 30.09.2003 as compare to 30.06.2003 is up RUR 3 576 859 ths or 62,36 % as a result of tariff growth and seasonal increase of traffic.

3.2. The issuer's liquidity

Index	Value as of 30.09.2003
Own circulating assets, roubles	-6 569 766 000
Financial dependence ratio	0,95
Own assets autonomy ratio	0,51
Availability of own circulating assets for reserves	-4,32
Fixed assets index	1,50
Current liquidity ratio	0,84
Quick liquidity ratio	0,45

To calculate the abovementioned indices method recommended by Regulations on information disclosure for issuers of emissive securities № 03-32/ps approved by FCSM of Russia was used .

Own circulating assets is down 46,2% as a result of considerable excess of circulating assets growth rate as compared to changes of the Company's own capital. This fact does not indicate the deterioration of the Issuer's financial position because assets growth was financed by 72% from long-term borrowed funds.

Ratios of financial dependence and own assets autonomy are in the recommended range (standard values are1,0 and 0,5 accordingly).

Ratio of availability of own circulating assets for reserves does not characterize the Company's financial position because of the small share of reserves in the structure of the Company's assets.
The current liquidity and the quick liquidity ratios are lower than the recommended optimum values but the Issuer has no financial difficulties in due payments to creditors and contractors because the Company's short-term debt turnover exceeds its current liabilities turnover. These indices have an improving tendency that indicates an increase of the Company's paying capacity.

3.3. Amount, Structure and Sufficiency of Issuer's Capital and Circulating Funds

4.3.1. Amount and Structure of Issuer's Capital and Circulating Funds

Authorized capital, RUR: 1 297 779 384,66
Authorized capital pursuant to the Charter, RUR: 1 297 779 384,66

The issuer's reserve capital formed from the Company's profit, RUR: 64 889 000

Additional paid-in capital reflecting increase of assets value after revaluation, RUR: 5 740 642 000

Amount of difference between the sale price (price of distribution) and par value of the Company's shares resulted from selling the Company's shares at the price higher than their nominal value, RUR: 0

Retained net profit of the Issuer, RUR: 1 347 492 000

Special purpose financing and funds including those received from other companies and persons, budget, etc., RUR: 0

Total capital value of the Issuer, RUR: 12 745 905 000

Amount of additional paid-in capital is down 0,26% as compared to 30.06.2003. Retained profit doubled, own capital value increased by 5,61 %.

As of 30.09.2003 share of own capital made up 50.20% in the structure of balance sheet liabilities, a 8,66 %-decrease compared to 30.06.2003.

Structure and amount of the Issuer's current assets in accordance with its accounting reports:

Description	Value as of 30.09.2003, RUR ths	Share in circulating assets, %
Inventories	1 522 042	26,06
VAT	1 179 984	20,19
Accounts receivable	2 461 845	42,13
Short-term financial investments	11 301	0,19
Cash resources	667 978	11,43
Other current assets	0	0
Current assets - total	**5 843 150**	**100**

Main sources of financing the Issuer's current assets are accounts payable and long-term bank credits.

The Issuer tries to minimize the current accounts payable which makes it possible to ensure smaller liquidity risk and greater total efficiency. Such strategy requires usage of long-term liabilities and own capital for financing most part of circulating capital.

4.3.1. Issuer's Capital and Circulating Assets Adequacy

Sufficiency of issuer's own capital for fulfilling short-term liabilities and covering current operating expenses of the issuer.

The ratio of the amount of short-term liabilities and the Issuer's capital is 1.8, that shows the financial stability of the Issuer. The Issuer's own capital is sufficient for covering current operating expenses (16 rubles of the Issuer's own capital fall on each ruble of current operating expenses) .

Estimate of the sufficiency of issuer's circulating funds for covering current operating expenses related to debt service.

Amount of the Issuer's average daily operating debt service expenses for the last expired quarter was RUR 26 190.47 ths.

Estimate of the sufficiency of issuer's circulating funds for covering current operating expenses.

7,4 rubles of the circulating assets fall on each ruble of current operating expenses.

4.3.2. Monetary funds

The Company's monetary funds requirement for the next quarter and their potential sources.

Period	Monetary funds requirement, RUR ths	Potential sources
4Q03	1 600 000	Bank credits
2004	7 780 000	Bank credits, bond loan

Adverse factors that can affect the Issuer's monetary funds requirement and its opportunity to receive them:

- change in financial market;
- deterioration of the balance structure;
- the Issuer will exhaust the crediting limit.

Access of the Issuer to bank credits, attraction of monetary funds by securities' issue, borrowed funds from other sources (including loans granted by the companies that can exert influence on the Issuer due to dominant share in its authorized capital or agreement concluded among them or any other way), and other possible sources of financing. Amount of possible financing.

In 4Q03 the Issuer plans to receive credits from AKB "Rosbank" and Savings Bank of the Russian Federation.

In 1Q04 the Issuer plans to float a bond loan worth of 1, 500, 000, 000 rubles.

Data on frozen bank account balances, name of the banks, reasons and terms of the freeze.

No frozen accounts.

The issuer's accounts payable on bank credit file.

No such accounts payable.

4.3.3. The Issuer's financial investments

Financial investment of the issuer, making over 10 per cent of all financial investment as of the end of the quarter under report.

Investments in securities.

Kind, category (type), form of securities: ordinary registered non-documentary shares

Full and abbreviated registered name of the issuer: Private Joint –Stock Company "Health-care center "Orbita"/ CJSC "Health-care center "Orbita".

Location: Olginka, Tuapse district, Krasnodar Krai, 352840

State registration of securities' issues:

Date of the issue's state registration	State registration number of the issue	Authority of state registration of the issue:
20.04.2001	1-01-58003-P	Regional branch of FCSM of Russia in the Southern federal district

Number of securities owned by the Issuer: 254 400

Total par value of securities owned by the Issuer: 254 400 000

Total balance value of securities owned by the Issuer: 254 400 000

Balance value of securities of the Issuer's subsidiaries and affiliates:

Amount of principal debt and charged (paid) income yielded by bills, deposit accounts, certificates and other non-emissive debt securities, maturity period: no such investments.

Amount of fixed rate or other income yielded by bonds and other debt emissive securities or procedure of its determination, period of payment: none.

Preference share dividend and procedure of its determination if it is indicated in the Charter of the Issuer –Joint –Stock Company, payout period: none.

Common share dividend (if common share dividend for the current years is not declared, dividend declared for the previous year should be indicated), payout period:

No income has been charged or paid by the securities during the period of the Company's operation.

Information of reserves created for devaluation of the securities.

No income has been charged or paid by the securities during the period of the Company's operation.

Other financial investments

There are no other financial investment of the issuer, making over 10 per cent of all financial investment as of the end of the quarter under report.

4.3.4. Issuer's Intangible Assets

Original (replacement) cost of intangible assets, RUR: 2 139 204

Depreciation charged, RUR: 746 494

Intangible assets structure:

№	Group of intangible assets	Total value, RUR	Depreciation charged, RUR
1	Software	2 132 248	742 155
2	Other	6 956	4 339
	Total	**2 139 204**	**746 494**

There were no inpayments of intangible assets in the charter capital or their contributions on non-repayable basis.

Accounting for intangible assets.

Depreciation charges on intangible assets is determined monthly according to the norms established on the basis of the initial value of such assets and their useful life using linear method.
The projected useful life of intangible assets is determined at their registration by a special commission and approved by the Company's General Director.
The cost of intangible assets is redeemed through the accrual of amortization on account 05 "Amortization of intangible assets".

4.4. Data on the policy and expenses of the issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

The Issuer's expenses in the field of scientific and technical development, in respect of licenses and patents, new designs and research .

Year	Payments for licenses, RUR	Payments for NIOKR, RUR
1998	4 840	0
1999	2 870 005	0
2000	372 355	200 000
2001	8 252 477	21 957 000
2002	160 633	35 719 700
Total	11 660 310	57 676 700

The Issuer's policy in the field of scientific and technical development, in respect of licenses and patents, new designs and research

In the context of the policy of technical development "UTK" PJSC obtains and maintains the licenses necessary for providing full range of telecom services to potential and existing customers.

№23899 "Providing services of local and intra-zonal telephony"

Valid till	04.10.2012
Start date of the services' provision (not later)	04.10.2003
Date of registration in the Single register of telecom licenses	04.10.2002

№24059 " Providing telegraph services"

Valid till	24.10.2007
Start date of the services' provision (not later)	31.10.2002
Date of registration in the Single register of telecom licenses	24.10.2002

№24058 " Providing services of domestic and international long-distance telephony"

Valid till 24.10.2007
Start date of the services' provision (not later) 24.10.2003
Date of registration in the Single register of telecom licenses 24.10.2002

№24076 " Providing services of radio telephony with mobile objects" (Krasnodar Territory, after obtaining frequency permissions "UTK" PJSC will execute supplements to the license for other territories)
Valid till 31.10.2007
Start date of the services' provision (not later) 31.10.2003
Date of registration in the Single register of telecom licenses 31.10.2002

№24062 " Providing paging services" (Krasnodar Territory, after obtaining frequency permissions "UTK" PJSC will execute supplements to the license for other territories)
Valid till 24.10.2005
Start date of the services' provision (not later) 24.10.2003
Date of registration in the Single register of telecom licenses 24.10.2002

№24060 "Lease of communication channels"
Valid till 24.10.2007
Start date of the services' provision (not later) 24.10.2003
Date of registration in the Single register of telecom licenses 24.10.2002

№24807 "Broadcasting sound programs via wired radio network"
Valid till 31.10.2007
Start date of the services' provision (not later) 31.10.2003
Date of registration in the Single register of telecom licenses 31.10.2002

№24056 "Data transmission services"
Valid till 24.10.2007
Start date of the services' provision (not later) 24.10.2003
Date of registration in the Single register of telecom licenses 24.10.2002

№24057 "Provision of telematic services"
Valid till 24.10.2007
Start date of the services' provision (not later) 24.10.2003
Date of registration in the Single register of telecom licenses 24.10.2002

№24061 "Provision of paging services (Territory of the Volgograd region).
Valid till 24.10.2005
Start date of the services' provision (not later) 24.10.2003
Date of registration in the Single register of telecom licenses 24.10.2002

№24063 "Provision of paging services (Territory of the Rostov region).
Valid till 24.10.2005
Start date of the services' provision (not later) 24.10.2003
Date of registration in the Single register of telecom licenses 24.10.2002

№22716 " Providing local radio access telephone services (CDMA, Territory of Severnaya Osetia Republic)
Valid till 19.12.2007
Start date of the services' provision (not later) 04.10.2003
Date of registration in the Single register of telecom licenses 04.10.2002

№22743 Providing local radio access telephone services (CDMA, Territory of the Rostov region)
Valid till 19.12.2007

Start date of the services' provision (not later)	04.10.2003
Date of registration in the Single register of telecom licenses	04.10.2002

In 2004 the Company plans to obtain licenses for providing services of digital cable TV all over the territory of operation of "Southern Telecommunications Company" PJSC.

4.4. Analysis of the Development Trends in the Sector of the Issuer's Principal Activity

During many years telecom sector of Russia has a growing tendency of industrial and economic activity. It demonstrates increase of solvent demand for telecom services and growth of volume of the provided telecom services. Investment activity of the telecom sector is increasing against the background of economic growth in all telecom market segments.

In 1H03 process of reorganization of Svyazinvest holding structure completed and resulted in creation of seven interregional telecom companies which could be compared with East-European operators of fixed communications. Completion of the legal procedure of reorganization of Svyazinvest subsidiaries has become an initial phase of reforming telecom sector. At present corporate restructuring of the consolidated telecoms is being carried out.

The basic tendencies in telecommunications sector within the next few years will be the following:

- Transition to time-based billing system for local outgoing calls;
- fundamental improvement of tariff policy;
- Increase of a technical level of public telephone systems.

One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key points here are to bring telecom tariffs to the level of economically sound costs and to minimize cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to put an end to its subsidizing by long-distance and international telephony. "Svyazinvest"PJSC works out new tariff policy together with Ministry of Telecommunications and Informatics of the Russian Federation and Ministry of Anti-Monopoly Policy of the Russian Federation.

Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the united telecom companies in the Federal Districts aimed at liquidation of queues for installation of telephone sets and increase of level of network digitization.

Main factors of the Issuer's tariff income growth in medium-term outlook will be the following:

- Growth of local tariffs;
- Increase of long-distance traffic per line due to improvement of the residents' standard of living and growth of revenues from business sector;
- Considerable increase in number of communication lines in operation and as a result growth of telephone density in the country;
- Growth of revenues from value-added telecom services especially from providing Internet access, because this market segment is characterized by low satiety level

According to analytics' appraisal, Russian interregional telecom companies are 35-40% cheaper than similar companies of emerging markets in terms of EV/S ratio. In this connection development of Russian telecoms is expected to be more intensive than that of the foreign similar operators because their current market estimation is much lower

5. Detailed Data on the Persons Who are Members of the Issuer's Governing Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1 Data on the Structure and Terms of Reference of the Issuer's Governing Bodies

Structure of the Issuer's governing bodies in accordance with its Charter:

- General Shareholders' Meeting is the Company's supreme governing body.

- Board of Directors is a collective governing body exercising general management of the Company's activity.
- Management Board is a collective executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.
- General Director is the personal executive power exercising management of the Company's current activity.

Board of Directors is elected annually by the General Shareholders' Meeting in number of 11 persons by cumulative voting.

The General Shareholders' Meeting is entitled to take a decision on pre-term termination of the Board of Directors' powers. Such resolution may be approved only in regard to all members of the Company's Board of Directors simultaneously.

In case of early termination of the Board of Directors' powers, powers of new members of the Board of Directors shall be legal till the next Annual General Shareholders' Meeting.

Quantitative membership, personal structure of the Management Board is to be approved by the Board of Directors' resolution upon proposal of the General Director and the members of the Company's Board of Directors. Board of Director has the right to adopt resolution on early termination of powers of the members of the Management Board.

General Director is appointed by the Board of Directors of the Company. General Director acts on behalf of the Company without Power of Attorney. General Director acts as the Chairman of the Company's Management Board. General Director has the right to take decisions on the issues not referred to the exclusive competence of General Shareholders' Meeting, Board of Directors and Management Board pursuant to the present Charter. General Director presides at the General Shareholders' Meeting if not decided otherwise by the Company's Board of Directors.

Board of Directors of the Company is entitled to adopt the resolution on pre-term termination of powers of General Director and on cancellation of the Agreement with him

The General Shareholders' Meeting's terms of reference according to the Company's Charter (constitutive documents) cover:

1) making amendments and supplements to the Company's Charter and approving the Charter's new edition (except the cases falling under the Federal Law "On Joint-Stock Companies" to be voted in favour of them by 3/4 of voting shareholders present at the Meeting);

2) the Company's reorganization that shall be voted in favor of it by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

3) the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final) that shall be voted in favor of them by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

4) election of the Board of Directors' members by a cumulative voting;

5) early termination of powers of the Board of Director's members that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

6)determining quantity, nominal value, category (type) of the Company's declared shares and rights given to their holders that shall be voted in favor of them by 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

7) increase of the Company's charter capital by increasing the shares' nominal value that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

8) increase of the Company's charter capital by distribution of additional shares by means of public subscription, should the number of additional shares exceed 25 percent of the Company's common shares having been previously distributed, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

9) increase of the Company's charter capital by distribution of additional shares by means of private subscription, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

10)reduction of the Company's charter capital by decrease of the shares' nominal value, repurchase of the part of the Company's shares to reduce their total number as well as cancellation of the shares acquired or redeemed by the Company that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

11)election of the members of the Company's Auditing Commission and early termination of their terms of reference that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

12)approving the Company's auditor, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

13)approving the Company's annual reports, balance sheets, income and loss statements, allocation of profits and losses including dividend payment that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

14)procedure for conducting a General Shareholders' Meeting, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

15) split-up and consolidation of the Company's shares, that shall be voted in favor of them by majority of voting shareholders taking part in the General Shareholders' Meeting;

16)taking decision on conclusion of contracts, when there is a self-interest in such contracts, in accordance with Article XI of the Federal law "On Joint Stock Companies";

17)taking decision on concluding large bargains dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value exceeding 50 percent of the balance sheet assets as at the last reported date excluding the bargains to be concluded in the process of the Company's current activity or connected with the distribution by subscription of the Company's common shares and distribution of the issued securities transferable into the Company's common shares, that shall be voted in favor of them by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

18)participating in holdings, financial and industrial groups, associations and other commercial entities, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

19) approving internal regulations on functions of the Company's organs, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

20) distribution of the Company's bonds and other emissive securities transferable into shares if they are distributed by means of private subscription or public subscription, in case the bonds (emissive securities) can be transferred into the Company's common shares exceeding 25 percent of the Company's common shares having been previously distributed, that shall be voted in favor of it by no less than 75 percent of voting shareholders taking part in the General Shareholders' Meeting;

21)reimbursement of the expenses for preparing and conducting an Extraordinary Shareholders' Meeting by the Company in case the Board of Directors violated the current legislation of the Russian Federation and had not approved the resolution on calling an Extraordinary General Shareholders' Meeting and such Meeting was called by other persons. The resolution shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

22) release of a person who on his own or together with his affiliated persons acquired over 30 percent the Company's registered common shares from obligations to purchase shares from other Company's shareholders, that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting with the exception of the votes held by this person or his affiliated persons;

23) delegation of the authority of the Company's individual executive power to the managing organization or the manager , that shall be voted in favor of it by majority of voting shareholders taking part in the General Shareholders' Meeting;

24) other matters stipulated by the Federal law "On Joint Stock Companies" and the present Charter.

General Shareholders' Meeting shall have the right to take decision on issues set forth in subparagraphs 2,7,8,9,15-19,23 of the present Charter only upon the presentation of the Board of Directors. Other persons entitled by the current legislation of the Russian Federation to introduce proposals into the agenda of an Annual or Extraordinary General Shareholders' Meeting shall not require from the Board of Directors introduction of the mentioned issues into the Meeting's agenda.

General Shareholders' Meeting shall not be entitled to consider and take decisions on matters outside its competence pursuant to the Federal Law "On Joint Stock Companies".

Board of Directors' terms of reference according to the Company's Charter:

1) Determining the priority directions of the Company's activity including approval of annual budgets, business-plans, the Company's strategies and development programs, making alterations in these documents and considering the results of their realization;
2) Preliminary approval of transactions exceeding the limits of the Company's annual budget;
3) Calling Annual and Extraordinary General Shareholders' Meetings except for the cases specified in paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";
4) Approval of a General Shareholders' Meeting's agenda;
5) Setting record date for shareholders entitled to participate in a General Shareholders' Meeting and other questions referred to the competence of the Board of Directors pursuant to Part VII of the Federal Law "On Joint-Stock Companies" and related to preparing and conducting a General Shareholders' Meeting;
6) Preliminary approval of the Company's annual report;
7) increase of the Company's charter capital by distribution of additional shares not exceeding the number of declared shares specified by the present Charter except for the matters pursuant to subparagraphs 8,9 of paragraph 12.2. hereof;
8) distribution of the Company's bonds and other emissive securities not transferable into the Company's shares under the terms of their distribution;
9) distribution of the Company's bonds and other emissive securities transferable into shares if the aforesaid bonds (emissive securities) shall be distributed by means of public subscription, and the bonds (emissive securities)may be transferred into the Company's common shares constituting no more than 25 percent of the Company's common stock having already been distributed;
10) determining property value, price of placement and repurchase of the emissive securities in cases specified by the Federal Law "On Joint-Stock Companies";
11) approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' Issuer as well as reports on the results of repurchase of the Company shares for their redemption;
12) acquisition of the Company's registered shares, bonds and other securities;
13) approving the Company's Registrar and terms of the Agreement with it, cancellation of the Agreement with the Registrar;
14) recommendations on size, form and time of dividend payment, approval of internal document on the Company's dividends;
15) allocation of the Company's reserve and other funds;
16) supervision of internal control procedures;
17) recommendations on the amount of remuneration and compensation to be paid to the members of the Company's Auditing Commission, approval of the terms of the Agreement with the Company's Auditor and the amount payable to the Auditor for its services;
18) approval of the Statute on the Company's branch establishment executing internal control functions, approval of candidate to be appointed head of a branch, considering other issues to be approved by the Board of Directors pursuant to the Statute on the Company's branch establishment
19) approving transactions dealing with acquisition, expropriation or possibility of expropriation

directly or indirectly of the Company's assets value amounting to 0.5 – 25 percent of the Company's balance sheet assets at the last reported date;

20) approving transactions dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's assets value amounting to 25 – 50 percent of the Company's balance sheet assets at the last reported date with the exception of the transactions made in the process of regular economic activity, the transactions connected with distribution of the Company's common shares by means of subscription (sale), and transactions connected with distribution of the emissive securities transferable into the Company's common shares;

21) approving transaction when there is a self-interest in them in cases specified by the Part XI of the Federal Law "On Joint-Stock Companies";

22) approval of the Company's organizational structure including the main functions of branch establishments;

23) establishing the Company's branches and representative offices and their liquidation, approving Statutes on branches and representative offices;

24) preliminary approving candidates to be appointed Directors of a branch or representative office and their dismissal;

25) approval of annual budgets, development strategies and programs, making alterations in these documents and considering the results of their realization;

26) appointing the Company's personal executive organ (General Director), determining his term of office and early cessation of his powers;

27) electing (reelecting) the Board of Director's Chairman and the Vice-chairman;

28) formation of the Company's collective executive organ (Management Board), determining its term of office and pre-term cessation of powers of the members of the Management Board;

29) approval of holding of more than one appointment in the administration of other organizations by the person acting as individual executive organ, members of the Management Board;

30) permitting the person acting as individual executive organ to hold office of profit in other organizations pluralistically;

31) formation of standing or interim committees of the Board of Directors, approval of their Statutes;

32) appointment and dismissal of the Company's Corporate Secretary, approval of Statute on the machinery of the Company's Corporate Secretary;

33) approving terms of contracts (additional agreements), concluded with General Director, members of the Management Board, directors of branches and representative offices, head of the Company's separate division executing functions of internal control, Corporate Secretary; examining cases to be approved by the Board of Directors in accordance with the aforesaid contracts;

34) approving resolutions on the Company's participation (joining as a participant, termination of participation, change of share holding) in other organizations by means of selling and buying the shares of other organizations as well as by contributing to their legal capitals;

35) approving resolutions on the Company's participation in non-commercial organizations, except for the cases stipulated by subparagraph 18 of paragraph 12.2. hereof, by joining as a participant, termination of participation, bringing additional contributions (fees) in relation to the Company's participation in non-commercial organizations;

36) approving resolutions on the agenda issues of General Shareholders' Meetings of the Company's associated companies (supreme governing bodies of other organizations) in which the Company is the sole participant;

37) determining the order of the Company's cooperation with organizations in which the Company is a shareholder;

38) approval of the internal document on disposal (making public) of information about the Company;

39) approval of other than stipulated in paragraph 13.4 hereof internal regulations on the issues falling within the competence of the Company's Board of Directors except for the issues to be

approved by the General Shareholders' Meeting or the Company's executive organs pursuant to the Company's Charter;

40) other issues specified by the Federal Law "On joint-stock companies" and the present Charter.

Issues falling into the exclusive competence of the Board of Directors, shall not be delegated for decision to collective or individual executive body of the Company.

Individual and collective executive organs' terms of reference according to the Company's Charter:

1) working out proposals on the main directions of the Company's activities including draft budgets, business plans, strategies and development programs, suggestions on making corrections in the aforementioned documents;
2) approving the internal control procedures;
3) developing the Company's social and personnel policy;
4) approving internal document regulating general matters of motivation of labor, examining collective agreements and adopting resolutions on their conclusion;
5) preparing materials and draft resolutions on issues to be approved by a General Shareholders' Meeting, Board of Directors and filing materials to the committees of the Board of Directors;
6) organizational and technical support of the activity of the Company bodies;
7) developing technical, economic, financial and tariff policy of the Company and its branches.
8) developing accounting policy, controlling the improvement of methodology of management and business accounting and introduction accounting statements on the activity of the Company and its branches in accordance with international accounting standards;
9) determining the methodology of planning, budgeting and controlling of the Company and its branches;
10) developing security policy of the Company and its branches;
11) determining the procedure of allotting assets to a branch and withdrawing the assets owned by a branch;
12) determining the quantitative structure of the branches' collective executive bodies, appointing their members, pre-term cessation of their powers approving Statute on the collective executive organ of a branch;
13) preliminary approval of the candidates to be appointed deputy directors, chief accountants of branches and representative offices as well as relieving the aforesaid persons of their positions;
14) approving terms of contracts (additional agreements), concluded with the members of the collective executive organs of the branches, deputy directors, chief accountants of the branches and representative offices, examining issues to be approved by the Management Board in accordance with the aforesaid contracts;
15) approving interim (quarterly) budgets of the branches, making alterations in the aforementioned documents;
16) analysis of the results of the Company's structural units including separate ones and working out mandatory instructions on improvement of their activity;
17) approving internal document regulating the issues referred to the competence of the Company's Management Board excluding the documents to be approved by a General Shareholders' Meeting and the Board of Directors.

The executive organs' terms of reference cover management of the Company's current activities with the exception of the questions referred to the sole competence of the General Shareholders' Meeting and the Company's Board of Directors.

The Company's executive organs ensure realization of the resolutions approved by the Company General Shareholders' Meeting and Board of Directors.

Management Board has the right to adopt resolutions on other issues of the Company's current activities on the instructions of the Company's Board of Directors or by proposal of the General Director.

Data on availability of the Issuer's internal document setting the rules of corporate conduct and ethics.

At present such Code is being worked out.

5.2. Information on Members of the Issuer's Governing Bodies

Members of the Issuer's Board of Directors

Chairman: ***Vadim Yevgenyevich. Belov***

Members of the Board of Directors:
Vadim Yevgenyevich Belov

Date of birth: 1958
Education: higher education

Posts held during the last 5 years:
Period: 1998 – 1999
Company: "SPK Capital Limited "
Scope of activity: Investing
Post: Managing director of the Moscow Agency

Period: 1999-2000

Company: "Kirovelectrosvyaz" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1999-2002
Company: "Volgogradelectrosvyaz" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1999-2002
Company: "Electrosvyaz" OJSC, Stavropol Region
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1999-2002
Company: "Uralsvyazinform" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1999-2000

Company: "Electrosvyaz" OJSC, Primorski Region
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1999-2001
Company: "Kubanelectrosvyaz" PJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2001-2002
Company: "Uraltelecom" OJSC, Sverdlovsk Region
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2001-2002
Company: "Sibirtelecom" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2001-2001
Company: "Electrosvyaz" OJSC, Novosibirsk Region
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2001-2002
Company: "Electrosvyaz" OJSC, Rostov Region
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2002-2003
Company: AKB "Svyaz-Bank"
Scope of activity: banking
Post: Member of the Board of Directors

Period: 2002-2003
Company: "RTC-Invest" CJSC
Scope of activity: investing
Post: Chairman of the Board of Directors

Period: 2002-2002
Company: "Chelyabinsksvyazinform" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1999--present time
Company: "Central Telecommunications Company" OJSC

Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1999 – present time
Company: "Svyazinvest" OJSC
Scope of activity: Financing and planning
Post: Deputy General Director

Period: 2000 – present time
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Post: Member of the Management Board

Period: 2000-present time
Company: "Rostelecom" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2001-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2001-present time
Company: Non-governmental Pension Fund "Rostelecom-Garantiya"
Scope of activity: Provision of pensions
Post: Member of the Board of the Fund

Period: 2002-present time
Company: "Uralsvyazinform" OJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2002-present time
Company: "North-Western Telecom" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2002-present time
Company: "Central Telegraph" OJSC

Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2002-present time
Company: NP "Research Center of Telecommunications Development"
Scope of activity: science
Post: Chairman of the Board of the Partnership

Period: 2002-present time
Company: "RTC-Leasing" OJSC
Scope of activity: leasing
Post: Member of the Board of Directors

Period: 2002-present time
Company: Non-governmental Pension Fund "Telecom-Soyuz"
Scope of activity: Provision of pensions
Post: Member of the Board of the Fund

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Stanislav Petrosovich Avdiyants

Date of birth: 1946
Education: higher education

Posts held during the last 5 years:

Period: 1998 – 1999
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Post: Deputy head of the Service for Economics and Finances

Period: 1999—2000
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Post: Deputy Director of the Economic Forecasting and Consolidated Planning Service

Period: 1999—2000
Company: "Electrosvyaz" OJSC, Kostroma Region
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1999—2000
Company: "Ekaterinburgskaya telefonnaya set" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1999—2001
Company: "Svyazinform" OJSC, Chuvashia Republic
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2000—2002
Company: "Rostelecom" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2000—2001
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Post: Executive director - Director of the Economic Forecasting and Consolidated Planning Department

Period: 2000—2002
Company: "Electrosvyaz" OJSC, Kostroma Region
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2001-2003
Company: "Kostromskaya GTS" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2002-2002
Company: "Central Telegraph" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2002-2002
Company: "Magadansvyazinform" OJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2001—present time
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Post: Executive director - Director of the Economic Planning and Tariff Policy Department

Period: 2003-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2003-present time
Company: "Rostelecom" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2003-present time
Company: "Central Telecommunications Company" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Mikhail Borisovich Vasilyev
Date of birth: 1954
Education: higher education

Posts held during the last 5 years:
Period: 1996 –present time
Company: Representative office of the company "NCH Advisors, Inc" in Saint Petersburg
Scope of activity: Investing
Post: Director

Period: 2001-present time
Company: "Abrasive Plant"Ilyich" OJSC
Scope of activity: Production of abrasive tools
Post: Member of the Board of Directors

Period: 2001-present time
Company: "Bolshoy Gostiniy Dvor" OJSC
Scope of activity: Retail trade
Post: Member of the Board of Directors

Period: 2002-present time
Company: "Electroapparat" OJSC
Scope of activity: Production of high-voltage equipment
Post: Member of the Board of Directors

Period: 2002-present time
Company: "Arkhenergo" OJSC
Scope of activity: Power engineering, electrification
Post: Member of the Board of Directors

Period: 2003-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Igor Vilguelmovich Volkovyski
Date of birth: 1945
Education: higher education

Posts held during the last 5 years:

Period: 1997 – 2000
Company: Armed Forces of Russia
Scope of activity: Military service
Post: 1st Deputy Commander-in-Chief of Army No 41 – head of the Army headquarters

Period: 2001 –present time
Company: Staff of the Presidential Plenipotentiary for the Southern Federal District

Scope of activity: Management

Post: Head of the Administrative Department

Period: 2002 –present time

Company: "Southern Telecommunications Company" PJSC

Scope of activity: Telecommunications

Post: member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Vladimir Lukich Gorbachev

Date of birth: 1950

Education: higher education

Posts held during the last 5 years:

Period: 1994 – 2001

Company: "Kubanelectrosvyaz" PJSC

Scope of activity: Telecommunications

Post: General Director

Period: 1996-2001

Company: "Kubanelectrosvyaz" PJSC

Scope of activity: Telecommunications

Post: Member of the Board of Directors

Period: 1996-2001

Company: "Kubanelectrosvyaz" PJSC

Scope of activity: Telecommunications

Post: Chairman of the Management Board

Period: 1997-2002

Company: "Kuban-GSM" CJSC

Scope of activity: Cellular Communication

Post: Chairman of the Board of Directors

Period: 2000-2003

Company: Association of telecom operators of the Northern Caucasus
Scope of activity: Science and technology
Post: President

Period: 2001-2002
Company: "Electrosvyaz of Adygeia Republic" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2001-2002
Company: "Rostovelectrosvyaz"OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2001-2002
Company: "Sevosetinelectrosvyaz" OJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2001-2002
Company: "Volgogradelectrosvyaz" OJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2001-2002
Company: "Kabardino-Balkarskie telecommunications" PJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2001-2002
Company: "Health-care complex "Orbita"CJSC
Scope of activity: health resort business
Post: Chairman of the Board of Directors

Period: 2001-2002
Company: "Electrosvyaz" PJSC, Stavropol Territory
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1998-present time
Company: "TeleRoss-Kubanelectrosvyaz" CJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2001-present time
Company: "Southern Telecommunications Company" Public Joint Stock Company

Scope of activity: Telecommunications
Post: General Director

Period: 2001-present time
Company: "Southern Telecommunications Company" Public Joint Stock Company
Scope of activity: Telecommunications
Post: Chairman of the Management Board

Period: 2001-present time
Company: "Southern Telecommunications Company" Public Joint Stock Company
Scope of activity: Telecommunications
Post: Vice-Chairman of the Board of Directors

Period: 2002-present time
Company: "Natsionalnaya taxofonnaya set" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2002-present time
Company: "Kuban-GSM" CJSC
Scope of activity: Cellular communication
Post: Member of the Board of Directors

Share in the Issuer's authorized capital: 0,0891%
Share of the Issuer's common stock: 0,0986%
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Denis Viktorovich Kulikov
Date of birth: 1975
Education: higher education

Posts held during the last 5 years:
Period: 1999 –2000
Company: SPO "NAUFOR"
Scope of activity: Information services
Post: Specialist of the Department on Investor Protection

Period: 2000-2002
Company: CJSC "IAUC "NAUFOR"

Scope of activity: Information services
Post: Expert of the Consulting Center

Period: 2001 – present time
Company: Investor Protection Association
Scope of activity: consulting and legal services
Post: Expert

Period: 2002-present time
Company: "Bryanskenergo" OJSC
Scope of activity: Power engineering, electrification
Post: Member of the Board of Directors

Period: 2002-present time
Company: "Cherepetskaya GRES" OJSC
Scope of activity: Power engineering, electrification
Post: Member of the Board of Directors

Period: 2002-present time
Company: "Ryazanenergo" OJSC
Scope of activity: Power engineering, electrification
Post: Member of the Board of Directors

Period: 2003-present time
Company: "Pechorskaya GRES" OJSC
Scope of activity: Power engineering, electrification
Post: Member of the Board of Directors

Period: 2003-present time
Company: "Kurskenergo" OJSC
Scope of activity: Power engineering, electrification
Post: Member of the Board of Directors

Period: 2003-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2003-present time
Company: "Kalugaenergo" OJSC
Scope of activity: Power engineering, electrification
Post: Member of the Board of Directors

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Alexander Leonidovich Merzlenko

Date of birth: 1971

Education: higher education

Posts held during the last 5 years:

Period: 1998 –2000

Company: "Financial broker "Troika Dialog" CJSC

Scope of activity: Finances and investments

Post: Deputy head of the section of investment banking activity

Period: 2000-2001

Company: Representative office of the company "Renaissance Nominees (Cyprus)Limited" in Moscow

Scope of activity: Finances and investments

Post: Vice-president of the Department for investment and banking services

Period: 2001-present time

Company: "Renaissance Capital – Financial Advisor" OJSC

Scope of activity: Finances and investments

Post: Deputy General Director

Period: 2003-present time

Company: "Southern Telecommunications Company" PJSC

Scope of activity: Telecommunications

Post: Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Stanislav Nikolaevich Panchenko

Date of birth: 1945
Education: higher education

Posts held during the last 5 years:

Period: 1999 –2001
Company: "PTS" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1999 –2001
Company: "Saint Petersburg Telegraph" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1999 –2001
Company: "Saint Petersburg MMT" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1999 –2000
Company: "Moscow MMT" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2001 –2002
Company: "Electrosvyaz" OJSC, Vladimir Region
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2001 –2002
Company: "Electrosvyaz" OJSC, Rostov Region
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2001 –2002
Company: "Lipetskelectrosvyaz" OJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2001 –2002
Company: "Nizhegorodsvyazinform" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2001 –2002

Company: "Electrosvyaz" OJSC, Stavropol Region
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2002 –2002
Company: "Electrosvyaz" OJSC, Vladimir Region
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 1996-present time
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Post: Deputy General Director

Period: 1999 –present time
Company: "Rostelecom" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1999 –present time
Company: "Lensvyaz" OJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2002 –2002
Company: "Voronezhsvyazinform" OJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2000-present time
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Post: Member of the Management Board

Period: 2001 –present time
Company: "Dagsvyazinform" OJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2003–present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Georgy Alexeevich Romski
Date of birth: 1956
Education: higher education

Posts held during the last 5 years:

Period: 1995 –2000
Company: "Saint-Petersburg Long-distance And International telephone" PJSC
Scope of activity: Telecommunications
Post: Technical director

Period: 2001 –2002
Company: "Central Telegraph" PJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors
Period: 2001 –2002
Company: "MGTS" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2001 –2002
Company: "Electrosvyaz" OJSC, Kaliningrad Region
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2002-2003
Company: "SibirTelecom "OJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2002-present time
Company: "Globus-Telecom"CJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2003-present time

Company: "SibirTelecom "OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2000 –present time
Company: "Svyazinvest" PJSC
Scope of activity: Management
Post: Deputy General Director

Period: 2000 –present time
Company: "Svyazinvest" PJSC
Scope of activity: Telecommunications
Post: Member of the Management Board

Period: 2001 –present time
Company: "Giprosvyaz" OJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2001 –present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2002-present time
Company: "MobiTel"CJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2003-present time
Company: "VolgaTelecom "O-JSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Irina Petrovna Ukhina

Date of birth: 1945

Education: higher education

Posts held during the last 5 years:

Period: 1996 –2001
Company: "Kubanelectrosvyaz" PJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1997 –1999
Company: "Svyazinvest" PJSC
Scope of activity: Telecommunications
Post: Deputy Chief of the Department of share portfolio management

Period: 1998 –2000
Company: "Sevosetinelectrosvyaz" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1998 –2002
Company: "Yartelecom" OJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 1998 –2002
Company: "Electrosvyaz of Adygeia Republic" OJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2000 –2002
Company: "Murmanelectrosvyaz" OJSC
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 2001 –2002
Company: "Cherepovetselectrosvyaz" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period:2001- 2002
Company: "Bryansksvyazinform" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2002 –2002

Company: "Sevosetinelectrosvyaz" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2002 –2002
Company: "Electrosvyaz" OJSC, Vologda Region
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 1998 –present time
Company: "Svyaz" PJSC, Komi Republic
Scope of activity: Telecommunications
Post: Chairman of the Board of Directors

Period: 1999 – present time
Company: "Svyazinvest" PJSC
Scope of activity: Telecommunications
Post: Deputy Director of the Department of Corporate Governance

Period: 2001 –present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Andrei Anatolyevich Shchepilov
Date of birth: 1977
Education: higher education

Posts held during the last 5 years:
Period: 1999 –1999
Company: "Svyazinvest" PJSC
Scope of activity: Communications
Post: Specialist of the 1st category of the Section of Subsidiaries' Reorganization of the Securities' Department

Period: 1999 –2001
Company: "Svyazinvest" PJSC
Scope of activity: Communications
Post: Senior specialist of the Section of Subsidiaries' Reorganization of the Securities' Department

Period: 1999 –1999
Company: "Svyazinvest" PJSC
Scope of activity: Telecommunications
Post: Specialist of the 1st category of the Securities' Service

Period: 2001 –2002
Company: "Svyazinvest" PJSC
Scope of activity: Telecommunications
Post: Chief Specialist of the Section of Subsidiaries' Reorganization of the Securities' Department

Period: 2001 –2002
Company: "Electrosvyaz" OJSC, Altay Republic
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2001 –2002
Company: "AltayTelecom" OJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Period: 2002 –2003
Company: "Svyazinvest" PJSC
Scope of activity: Telecommunications
Post: Chief Specialist of the Section of Equity markets and Reorganization of the Securities' Department

Period: 2003-2003
Company: "Svyazinvest" PJSC
Scope of activity: Telecommunications
Post: Chief Specialist of the Section of Transactions Structuring in equity markets and Privatization

Period: 2003-present time
Company: "Svyazinvest" PJSC
Scope of activity: Telecommunications
Post: Head of the section of the Equity Department

Period: 2003 –present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Telecommunications
Post: Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Individual executive organ and members of the Issuer's collective executive organ:

Person acting as the Issuer's individual executive organ:

Vladimir Lukich Gorbachev

Vladimir Lukich Gorbachev

Date of birth: 1950

Education: higher education

Posts held during the last 5 years:

Period: 1994 – 2001
Company: "Kubanelectrosvyaz" PJSC
Scope of activity: Management
Post: General Director

Period: 1996-2001
Company: "Kubanelectrosvyaz" PJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 1996-2001
Company: "Kubanelectrosvyaz" PJSC
Scope of activity: Management
Post: Chairman of the Management Board

Period: 1997-2002
Company: "Kuban-GSM" CJSC
Scope of activity: Management
Post: Chairman of the Board of Directors

Period: 2000-2003
Company: Association of telecom operators of the Northern Caucasus
Scope of activity: Management
Post: President

Period: 2001-2002
Company: "Electrosvyaz of Adygeia Republic" OJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2001-2002
Company: "Rostovelectrosvyaz"OJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2001-2002
Company: "Sevosetinelectrosvyaz" OJSC
Scope of activity: Management
Post: Chairman of the Board of Directors

Period: 2001-2002
Company: "Volgogradelectrosvyaz" OJSC
Scope of activity: Management
Post: Chairman of the Board of Directors

Period: 2001-2002
Company: "Kabardino-Balkarskie telecommunications" PJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2001-2002
Company: "Health-care complex "Orbita"CJSC
Scope of activity: Management
Post: Chairman of the Board of Directors

Period: 2001-2002
Company: "Electrosvyaz" PJSC, Stavropol Territory
Scope of activity: Management
Post: Member of the Board of Directors

Period: 1998-present time
Company: "TeleRoss-Kubanelectrosvyaz" CJSC
Scope of activity: Management
Post: Chairman of the Board of Directors

Period: 2001-present time
Company: "Southern Telecommunications Company" Public Joint Stock Company
Scope of activity: Management
Post: General Director

Period: 2001-present time
Company: "Southern Telecommunications Company" Public Joint Stock Company
Scope of activity: Management
Post: Chairman of the Management Board

Period: 2001-present time
Company: "Southern Telecommunications Company" Public Joint Stock Company
Scope of activity: Management
Post: Vice-Chairman of the Board of Directors

Period: 2002-present time
Company: "Natsionalnaya taxofonnaya set" OJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2002-present time
Company: "Kuban-GSM" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Share in the Issuer's authorized capital: 0,0891%
Share of the Issuer's common stock: 0,0986%
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Alexander Valentinovich Apalko
Date of birth: 1947
Education: higher education

Posts held during the last 5 years:

Period: 1996 – 2001
Company: "Kubanelectrosvyaz" PJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 1996 – 2001
Company: "Kubanelectrosvyaz" OJSC
Scope of activity: Management
Post: Deputy General Director – Director of the branch "Sochielectrosvyaz"

Period: 1997 –2002
Company: "Kuban-GSM" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 1999 – 2000
Company: "Kubintersvyaz"CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2001- 2002
Company: Public Joint-Stock Company "Southern Telecommunications Company"
Scope of activity: Management
Post: "UTK" PJSC Deputy General Director – Director of the branch "Sochielectrosvyaz"

Period: 2001- 2002
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2002 –present time
Company: "Kubanelectrosvyaz"- branch of "UTK" PJSC
Scope of activity: Management
Post: Deputy General Director of "UTK" PJSC – Head of "Sochielectrosvyaz"

Period: 2002-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Telecommunications
Post: Member of the Management Board

Share in the Issuer's authorized capital: 0,0891%
Share of the Issuer's common stock: 0,0225%
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Lyudmila Ivanovna Devyatkina
Date of birth: 1955
Education: higher education

Posts held during the last 5 years:

Period: 1997 – 1999
Company: "Svyazinvest" OJSC
Scope of activity: Management
Post: Deputy Chief of Investment Management

Period: 1999 –2002
Company: "Electrosvyaz" OJSC Pskov Region
Scope of activity: Management
Post: Chairman of the Board of Directors

Period: 1999 –2000
Company: "Kostromskaya GTS" OJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 1999 –present time
Company: "Svyazinvest" OJSC
Scope of activity: Management
Post: Deputy Director-Head of the Logistics Section of the Capital investments Department

Period: 2000 –2001
Company: "Central Telegraph" OJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2001 –2002
Company: "Electrosvyaz" OJSC Vladimir region
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2003 –present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Ivan Fyodorovich Ignatenko
Date of birth: 1945
Education: higher education

Posts held during the last 5 years:

Period: 1994 – 1999
Company: City Telephone Exchange ,branch of "Kubanelectrosvyaz" PJSC
Scope of activity: Management
Post: Director

Period: 1996 – 2001
Company: "Kubanelectrosvyaz" PJSC
Scope of activity: Management
Post: Member of the Management Board

Period:1999– 2001
Company: Krasnodar City Telecommunication Center , branch of "Kubanelectrosvyaz " PJSC
Scope of activity: Management
Post: Director, Deputy General Director of "Kubanelectrosvyaz" JSC

Period: 1999-2001
Company: "Kubanelectrosvyaz" PJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2000-2003
Company: "TeleRoss-Kubanelectrosvyaz" CJSC
Industry: Management
Post: Member of the Board of Directors

Period:2001– 2003
Company: Krasnodar City Telecommunication Center , branch of "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Director, Deputy General Director of "UTK" PJSC

Period: 2001-2003
Company: "Kuban-GSM" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 1996-present time

Company: "Kubintersvyaz" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2001-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Period: 2003-present time
Company: "Kubanelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Deputy General Director – Director of the branch

Share in the Issuer's authorized capital: 0,0346%
Share of the Issuer's common stock: 0,0398%
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Leonid Mikhailovich Izyuryev
Date of birth: 1952
Education: higher education

Posts held during the last 5 years:

Period: 1998 – 2000
Company: Accounting Center – branch of "Volgogradelectrosvyaz" OJSC
Scope of activity: Management
Post: Deputy General Director of "Volgogradelectrosvyaz" OJSC – Director of the branch

Period: 2000 – 2002
Company: "Volgogradelectrosvyaz" OJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2000 – 2002
Company: "Volgogradelectrosvyaz" OJSC
Scope of activity: Management
Post: General Director

Period: 2000 – 2003
Company: "Volgograd-Mobile" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2000 – 2003
Company: "Volgograd-GSM" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2000 – 2002
Company: "Volgogradelectrosvyaz" OJSC
Scope of activity: Management
Post: Chairman of the Management Board

Period: 2003-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Period: 2003-present time
Company: "Volgogradelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Deputy General Director of "UTK" PJSC – Director of the branch

Share in the Issuer's authorized capital: 0,0019%
Share of the Issuer's common stock: 0,0013%
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Beshtau Kanamatovich Kozhiev
Date of birth: 1937
Education: higher education

Posts held during the last 5 years:

Period: 1994 – 2002
Company: "Sevosetinelectrosvyaz" OJSC

Scope of activity: Management
Post: Chairman of Management Board

Period: 1994 –2002
Company: "Sevosetinelectrosvyaz" OJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 1994 – 2002
Company: ""Sevosetinelectrosvyaz" OJSC
Scope of activity: Management
Post: General Director

Period: 2002 – 2003
Company: "Telesot-Alania" CJSC
Scope of activity: Management
Post: Chairman of the Board of Directors

Period: 2002 – 2003
Company: "InvestStart" CJSC
Scope of activity: Management
Post: Chairman of the Board of Directors

Period: 2003-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Period: 2002-present time
Company: "Sevosetinelectrosvyaz" – branch of "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Deputy General Director of "UTK" PJSC – Director of the branch

Period: 2003 – present time
Company: "Telesot-Alania" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2003 – present time
Company: "InvestStart" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Share in the Issuer's authorized capital: 0,2212%
Share of the Issuer's common stock: 0,27%
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none.

Share in the Issuer's branch establishments/subordinate companies: 2% ("Telesot-Alania" CJSC)

Share of the common stock of the Issuer's branch establishments/subordinate companies: 2% ("Telesot-Alania" CJSC)

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Svetlana Vasilyevna Korotenko

Date of birth: 1962.

Education: higher education

Posts held during the last 5 years:

Period: 1994 – 2000
Company: Vyselki regional communications center – branch of "Kubanelectrosvyaz" OJSC
Scope of activity: Management
Post: Director

Period: 2000 – 2001
Company: Tikhoretsk joint communications center – branch of "Kubanelectrosvyaz" OJSC
Scope of activity: Management
Post: Director

Period: 2001 – 2002
Company: Tikhoretsk joint communications center – branch of "UTK" PJSC
Scope of activity: Management
Post: Director

Period: 2002 – present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Deputy General Director

Period: 2003 – present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Share in the Issuer's authorized capital: 0,0159%

Share of the Issuer's common stock: 0,019%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Victor Alexandrovich Kruzhkov

Date of birth: 1952

Education: higher education

Posts held during the last 5 years:

Period: 1994 – 2001
Company: "Kubanelectrosvyaz" PJSC
Scope of activity: Management
Post: Deputy General Director for Construction and Investment Policy

Period: 1996 –2001
Company: "Kubanelectrosvyaz" PJSC
Scope of activity: Management
Post: Member of the Management Board

Period: 1999 – 2002
Company: "Avtocentre-Yug" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 1999 – 2002
Company: "Armavir communication facilities plant" CJSC
Scope of activity: Management
Post: Chairman of the Board of Directors

Period: 2001 – 2002
Company: "Health-care complex "Orbita" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2001 – 2002
Company: "Center of material and technical maintenance" CJSC
Scope of activity: Management
Post: Chairman of the Board of Directors

Period: 2001 – 2002
Company: "Yugsvyazstroy" CJSC
Scope of activity: Management
Post: Chairman of the Board of Directors

Period: 2001 – 2002
Company: "Svyazinform" PJSC, Astrakhan Region
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2002 – 2002
Company: "Electrosvyaz of Adygeia Republic" OJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 1996 – present time
Company: "Kubintersvyaz" CJSC
Scope of activity: Management
Post: Chairman of the Board of Directors

Period: 2001 – present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Deputy General Director

Period: 2001 – present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Share in the Issuer's authorized capital: 0,0844%
Share of the Issuer's common stock: 0,1%
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Andrey Alexandrovich Litvinov
Date of birth: 1973
Education: higher education

Posts held during the last 5 years:

Period: 1997 – 2001
Company: "Rostovelectrosvyaz" PJSC

Scope of activity: economics, securities market
Post: Economist, head of securities department

Period: 2002 – 2002
Company: "KabBalktelecom" OJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2002 – 2002
Company: "Svyazinform" PJSC, Astrakhan Region
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2001-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Deputy General Director

Period: 2001-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock:none
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Antonida Mikhailovna Malova
Date of birth: 1954
Education: higher education

Posts held during the last 5 years:

Period: 1997 – 2001
Company: "Electrosvyaz" OJSC, Stavropol Territory
Scope of activity: Management
Post: Financial Director

Period: 1999 – 2000
Company: "Stavtelecom named after V.I. Kuzminov" OJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2001 – 2002
Company: "Electrosvyaz" OJSC, Stavropol Territory
Scope of activity: Management
Post: First Deputy General Director for Economics and Finances

Period: 2001 – 2002
Company: "Stavtelesot" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2002 – 2003
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: First Deputy Director of the branch "Electrosvyaz" of Stavropol Territory

Period: 2002 –present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Deputy General Director

Period: 2003-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Share in the Issuer's authorized capital: 0,0005%
Share of the Issuer's common stock: 0,00012%
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Yevgeni Nikolaevich Poyarkov
Date of birth: 1943
Education: higher education

Posts held during the last 5 years:

Period: 1999 – 1999
Company: "Svyazinvest" OJSC
Industry: Management
Post: Deputy Head of Security Service

Period: 2001-2002
Company: "Electrosvyaz" OJSC, Vladimir Region
Industry: Management
Post: Member of the Board of Directors

Period: 2001-2002
Company: "KabBalktelecom" OJSC
Industry: Management
Post: Member of the Board of Directors

Period: 2001-2002
Company: "Sevosetinelectrosvyaz" OJSC
Industry: Management
Post: Member of the Board of Directors

Period: 1999 – present time
Company: "Svyazinvest" OJSC
Industry: Management
Post: Deputy Director of Security Department

Period: 2001- present time
Company: "Dagsvyazinform" PJSC
Industry: Management
Post: Member of the Board of Directors

Period: 2003-present time
Company: "Southern Telecommunications Company" PJSC
Industry: Management
Post: Member of the Management Board

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Alexey Petrovich Prachkin

Date of birth: 1949

Education: higher education

Posts held during the last 5 years:

Period: 1995 – 2002
Company: "Svyazinform" OJSC, Astrakhan Region
Scope of activity: Management
Post: Member of the Board of Directors

Period: 1995 – 2002
Company: "Svyazinform" OJSC, Astrakhan Region
Scope of activity: Management
Post: Chairman of the Management Board

Period: 1995 – 2002
Company: "Svyazinform" OJSC, Astrakhan Region
Scope of activity: Management
Post: General Director

Period: 1999 –2003
Company: "Astrakhan-Mobile" CJSC
Scope of activity: Management
Post: Chairman of the Board of Directors

Period: 2003 –present time
Company: "Svyazinform" Astrakhan Region" – branch of "UTK" PJSC
Scope of activity: Management
Post: Deputy General Director of "UTK" PJSC – Director of the branch

Period: 2003-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Share in the Issuer's authorized capital: 0,1319%

Share of the Issuer's common stock: 0,135%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch

establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Alexander Markovich Roitblat
Date of birth: 1947
Education: higher education

Posts held during the last 5 years:

Period: 1997 – 2000
Company: Stavropol Long-distance telephone exchange – branch of "Electrosvyaz" OJSC, Stavropol Territory
Scope of activity: Management
Post: Head

Period: 2000 – 2002
Company: "Electrosvyaz" OJSC, Stavropol Territory
Scope of activity: Management
Post: General Director

Period: 2000 –2002
Company: "Electrosvyaz" OJSC, Stavropol Territory
Industry: Communications
Post: Chairman of the Management Board

Period: 2000 –2002
Company: "Electrosvyaz" OJSC, Stavropol Territory
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2000 – 2000
Company: "Electrosvyaz" OJSC, Stavropol Territory
Scope of activity: Management
Post: Acting General Director

Period: 2001 –present time
Company: "StavTeleSot" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2003-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Period: 2003 –present time
Company: "Electrosvyaz" Stavropol Territory" – branch of "UTK" PJSC
Scope of activity: Management
Post: Deputy General Shareholders' Meeting of "UTK" PJSC – Director of the branch

Share in the Issuer's authorized capital: 0,01533%
Share of the Issuer's common stock: 0,0152%
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none
Share in the Issuer's branch establishments/subordinate companies: none
Share of the common stock of the Issuer's branch establishments/subordinate companies: none
Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Tatyana Viktorovna Rusinova
Date of birth: 1958
Education: higher education

Posts held during the last 5 years:
Period: 1995 – 1999
Company: "Murmanskelectrosvyaz" OJSC
Scope of activity: Business accounting
Post: Deputy Chief Accountant

Period: 1999 – 2003
Company: "Murmanskelectrosvyaz" OJSC
Scope of activity: Business accounting
Post: Chief Accountant

Period: 2003-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Business accounting
Post: Chief Accountant

Period: 2003-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Vladislav Andreevich Statuev

Date of birth: 1956

Education: higher education

Posts held during the last 5 years:

Period: 1997 – 2001
Company: "Kubanelectrosvyaz" PJSC
Scope of activity: Security
Post: Head of Security Service

Period: 2001-2001
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Security
Post: Head of Security Service

Period: 2001-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Deputy General Director

Period: 2002-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Svetlana Gennadievna Fefilova

Date of birth: 1970

Education: higher education

Posts held during the last 5 years:

Period: 1996 – 2000
Company: "Artelecom" OJSC
Scope of activity: Business accounting
Post: Senior programmer engineer, senior accountant

Period: 2000 – 2001
Company: "Artelecom" OJSC
Scope of activity: Business accounting
Post: Senior specialist, accountant

Period: 2001 – 2002
Company: "Artelecom" OJSC
Scope of activity: Business accounting
Post: Chief accountant

Period: 2002-2002
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Business accounting
Post: Chief Accountant

Period: 2002-2003
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management, business accounting
Post: Deputy General Director – Chief Accountant

Period: 2002-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Period: 2003- present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Deputy General Director

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Sergey Nikolaevich Kharchenko

Date of birth: 1969

Education: higher education

Posts held during the last 5 years:

Period: 1997 – 1999
Company: Krasnodarskiy GUES – branch of "Kubanelectrosvyaz" PJSC
Industry: Communications, management
Post: Acting Chief Engineer

Period: 1999 –2001
Company: Krasnodarskiy GUES – branch of "Kubanelectrosvyaz" PJSC
Scope of activity: Management, communications
Post: 1st Deputy Director – Technical Director
Period: 2001 –2001
Company: Krasnodarskiy GUES – branch of "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: 1st Deputy Director – Technical Director

Period: 2002 –2002
Company: "Sevosetinelectrosvyaz" OJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2001-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Deputy General Director

Period: 2002-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Period: 2003-present time
Company: "Startcom" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Yanvar Khadgimusovich Chinazirov

Date of birth: 1937

Education: higher education

Posts held during the last 5 years:

Period: 1996 – 2002
Company: "Electrosvyaz of Adygeia Republic" OJSC
Scope of activity: Management
Post: General Director

Period: 1996 – 2002
Company: "Electrosvyaz of Adygeia Republic" OJSC
Scope of activity: Management
Post: Chairman of the Management Board

Period: 1996 – 2002
Company: "Electrosvyaz of Adygeia Republic" OJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2002 –present time
Company: "Electrosvyaz of Adygeia Republic" – branch of "UTK" PJSC
Scope of activity: Management
Post: Deputy General Shareholders' Meeting of "UTK" PJSC – Director of the branch

Period: 2003-present time
Company: "Southern Telecommunications Company" PJSC
Scope of activity: Management
Post: Member of the Management Board

Share in the Issuer's authorized capital: 0,0181%

Share of the Issuer's common stock: 0,024%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in

accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Amdulkhamid Kistuevich Shukhostanov

Date of birth: 1946

Education: higher education

Posts held during the last 5 years:

Period: 1998 – 2002
Company: "KabBalktelecom" OJSC
Scope of activity: Management
Post: Chairman of the Management Board

Period: 1998 – 2002
Company: "KabBalktelecom" OJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 1998 – 2002
Company: "KabBalktelecom" OJSC
Scope of activity: Management
Post: General Director

Period: 1999 –present time
Company: "Kabardino-Balkarskiy GSM" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 1999 –present time
Company: "Nalchikskaya sotovaya set" CJSC
Scope of activity: Management
Post: Member of the Board of Directors

Period: 2003 –present time
Company: "KabBalktelecom" – branch of "UTK" PJSC
Scope of activity: Management
Post: Deputy General Shareholders' Meeting of "UTK" PJSC – Director of the branch

Period: 2003-present time

Company: "Southern Telecommunications Company" PJSC

Scope of activity: Management

Post: Member of the Management Board

Share in the Issuer's authorized capital: 0,0000005%

Share of the Issuer's common stock: 0,0000005%

Amount of the Issuer's shares of each category (type) that can be acquired by such person in accordance with his rights on the Issuer's options owned by him: none

Share in the Issuer's branch establishments/subordinate companies: none

Share of the common stock of the Issuer's branch establishments/subordinate companies: none

Amount of the shares of each category (type) of the Issuer's branch establishments/subordinate companies that can be acquired by such person in accordance with his rights on the branch establishments/subordinate companies' options owned by him: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

5.3. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for Each of the Issuer's Governing Bodies

Data on the Amount of Remuneration including salaries, bonuses, commission, privileges and/or reimbursement of expenses as well as other property provisions paid by the Issuer during the last complete financial year for Each of the Issuer's Governing Bodies (excl. the person acting as the Issuer's individual executive organ) and data on existing agreements in respect of remunerations in the current fiscal year.

Board of Directors:

Salary (RUR): 1 210 020

Bonus payments (RUR): 6 096 432

Commission (RUR): 0

Other property provisions (RUR): 922 883

Total (RUR): 8 229 338

Management Board:

Salary (RUR): 6 713 120

Bonus payments (RUR): 10 309 699

Commission (RUR): 2 905 152

Other property provisions (RUR): 6 225 201

Total (RUR): 26 153 172

There are no existing agreements in respect of remunerations (besides labor agreements) among the Issuer and members of its governing bodies (excl. the person acting as the Issuer's individual executive organ) in the current fiscal year.

5.4. Data on the Structure and Terms of Reference of the Bodies of Control over Financial and Economic Operation of the Issuer

Description of the structure and terms of reference of the bodies of control over financial and economic operation of the Issuer in accordance with its Charter.

To exercise control over financial and economic operation, the Company creates an Auditing Commission, a special structural division exercising the internal control functions, and engages an external auditor.

The Auditing Commission is an independent control body of the Company, elected at the annual

general meeting of the shareholders for a period till the next annual general meeting of the shareholders, with 5 members.

Powers of several or all members of the Auditing Commission may be terminated before the appointed time by General Shareholders' Meeting.

Should the powers of the members of the Auditing Commission be terminated before the appointed time, terms of reference of the new membership of the Auditing Commission shall be continued till the next annual General Shareholders' Meeting.

Should the actual number of the members of the Auditing Commission become less than half of the elected number, Board of Directors shall be obliged to call an extraordinary General Shareholders' Meeting for election of the members of the Auditing Commission. The remaining members of the Auditing Commission shall exercise their functions for a period till election of the new members of the Auditing Commission at the next extraordinary General Shareholders' Meeting.

The terms of reference of the Auditing Commission include:

- checking the reliability of the data contained in the reports and other financial documents of the Company;
- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;
- checking the observance of the legal standards in tax calculation and payment;
- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;
- evaluating the economic advisability of financial and economic operations of the Company.

To ensure permanent internal control over the Company's economic activity a special structural department independent of the Company's executive organs should be formed which operation is to be controlled directly by the Company's Board of Directors.

Functions of such structural department, its operation, procedure of appointment of its workers and their responsibilities shall be determined in internal document approved by the Company's Board of Directors.

Internal Audit Department (hereinafter referred to as DVA) was formed on May 27, 2003. DVA is responsible to the Company's Board of Directors functionally and to the General Director - administratively.

DVA consists of two sections (audit and methodology and risks) in the General Directorate and six sections of internal audit in the branches.

Experts of Internal Audit Department take part in performing audit and integrated revisions, carry out methodological and analytic work, act as external experts in the work of Auditing Commissions, participate in performing audit of subordinate companies.

Budget of Internal Audit Department is formed by the director of Internal Audit Department and approved by the Company's Board of Directors.

Audit section of the General Directorate exercises control functions over activity of the following branches:

- "Electrosvyaz of Adygeia Republic";
- "Karachaevo-Cherkesskelectrosvyaz";
- "Electrosvyaz of Kalmykia Republic";
- "KabBalktelecom"

as well as over sections of internal audit in the branches "Kubanelectrosvyaz", "Rostovelectrosvyaz", "Electrosvyaz" of the Stavropol Territory", "Volgogradelectrosvyaz", "Svyazinform" of the Astrakhan Region".

Data on availability of the Issuer's internal document on protection of internal (inside) information.

"UTK" PJSC Regulations "On procedure of classifying data be a commercial information" (see Supplement 1), approved by the resolution №31/5 of 26.12.2002 of "UTK" PJSC Management

Board.

At present Regulations "On security protection of data being a commercial classified information" and List of data being a commercial classified information are being developed.

5.5. Information on the Members of the Auditing Commission

Natalya Vladimirovna Boyarskikh

Date of birth: 1965

Education: higher education

Posts held during the last 5 years:

Period: 1993 – 2000
Company: Severskiy RUS of "Kubanelectrosvyaz" OJSC
Scope of activity: Telecommunications
Position: Chief Accountant

Period: 2000 – 2001
Company: Novorossiysk OUS of "Kubanelectrosvyaz" OJSC
Scope of activity: Telecommunications
Position: Chief Accountant

Period: 2001 – 2002
Company: Novorossiysk OUS of "UTK" PJSC
Scope of activity: Telecommunications
Position: Chief Accountant

Period: 2002 – till now
Company: "Kubanelectrosvyaz" – "UTK" PJSC branch
Scope of activity: Telecommunications
Position: Chief Accountant

Period: 2003 – till now
Company: "Southern Telecommunications Company" Public Joint –Stock Company
Scope of activity: Telecommunications
Position: Member of the Auditing Commission

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of

the Issuer's internal or external audit committees: none

Lyubov Alexandrovna Greseva
Date of birth: 1976
Education: higher education

Posts held during the last 5 years:

Period: 1998 – 1999
Company: "Permlescontract" Ltd
Scope of activity: Forestry
Position: Deputy Chief Accountant

Period: 1999 – 2000
Company: "Permlescontract" Ltd
Scope of activity: Forestry
Position: Acting Chief Accountant

Period: 2000 – 2000
Company: "Prikamie-Lada Plus" Ltd
Scope of activity: Trade
Position: Chief Accountant

Period: 2000 – 2002
Company: "Sargona-Pro" Ltd
Scope of activity: Trade
Position: Chief Accountant

Period: 2002 – 2003
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Position: Chief Specialist of Internal Audit Department

Period: 2003 – till now
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Position: Chief Specialist of Internal Audit Department

Period: 2003 – till now
Company: "Southern Telecommunications Company" Public Joint –Stock Company
Scope of activity: Telecommunications
Position: Member of the Auditing Commission

Share in the Issuer's authorized capital: none
Share of the Issuer's common stock: none
Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Vladimir Vladimirovich Kozin

Date of birth: 1970

Education: higher education

Posts held during the last 5 years:

Period: 1997 – 1999
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Position: Head of the section on ensuring rights of ownership

Period: 1999 – 2000
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Position: Deputy director of the Department for Direct investments and property of Subsidiaries- Head of the section of subsidiaries' assets management

Period: 2000 – 2001
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Position: Head of the section of direct investments and property

Period: 2001 – 2003
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Position: Deputy Director - Head of the section of direct investments and property of the Department of Corporate Financing and Direct Investments

Period: 2003 – till now
Company: "Southern Telecommunications Company" Public Joint –Stock Company
Scope of activity: Telecommunications
Position: Member of the Auditing Commission

Period: 2003 – till now
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Position: Director of the Department of direct investments and property

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Irina Viktorovna Prokofyeva

Date of birth: 1968

Education: higher education

Posts held during the last 5 years:

Period: 1997 – 1998
Company: State Tax Inspectorate for St. Petersburg
Scope of activity: Taxation
Position: Senior state tax officer of the Board for Tax Control of City Tax-Payers

Period: 1998 – 2001
Company: "Telecominvest" OJSC
Scope of activity: Telecommunications
Position: Specialist on taxation

Period: 2001 – 2001
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Position: Deputy director of the Department Internal Audit and Economic Analysis

Period: 2001 – 2003
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Position: Deputy Director - Manager of the Unit of Internal Audit of the Department of Internal Audit and Economic Analysis

Period: 2002 – till now
Company: "Southern Telecommunications Company" Public Joint –Stock Company
Scope of activity: Telecommunications
Position: Member of the Auditing Commission

Period: 2003 – till now
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications

Position: Director of the Internal Audit Department

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

Frolov Kirill Viktorovich
Date of birth: 1977
Education: higher education

Posts held during the last 5 years:

Period: 1997 – 2000
Company: "Dubrovki" Ltd
Scope of activity: Trading
Position: Chief Accountant

Period: 2000 – 2001
Company: "A-Hold" AF Ltd
Scope of activity: Audit services
Position: Auditor

Period: 2001 – 2003
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Position: Senior specialist of the Unit of Internal Audit

Period: 2003 – till now
Company: "Southern Telecommunications Company" Public Joint –Stock Company
Scope of activity: Telecommunications
Position: Member of the Auditing Commission

Period: 2003 – till now
Company: "Svyazinvest" OJSC
Scope of activity: Telecommunications
Position: Deputy Director - Head of the Unit of Internal Audit of the Department of Internal Audit

Share in the Issuer's authorized capital: none

Share of the Issuer's common stock: none

Amount of the Issuer's shares of each category (type) that may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: none

Share in the Issuer's subsidiaries or dependent companies: none

Share of the common stock of the Issuer's subsidiaries or dependent companies: none

Amount of the shares of each category (type) of the subsidiaries or dependent companies that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none

Data on any immediate family member that is the Issuer's executive officer or/and a member of the Issuer's internal or external audit committees: none

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Control Body over the Financial and Economic Activities of the Issuer

Auditing Commission:

Salary (RUR): 1 065 871

Bonus payments (RUR): 569 635

Commission (RUR): 0

Other property provisions (RUR): 260 505

Total (RUR): 1 896 011

There are no existing agreements in respect of remunerations (besides labor agreements) among the Issuer and members of its Auditing Commission in the current fiscal year.

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

Description	The reporting period
Average number of employees on payroll, persons	42 038
Costs of remuneration of labor, RUR	836 003
Social costs, RUR	265 345
Total expenses, RUR	1 101 348

Data on employees' age and education

	Managers	Specialists	Other employees	Production workers	Total
Average number of employees	1794	12759	703	26837	42093
- average official number	1792	12617	693	25671	40773
- external employees combining jobs	0	24	3	149	176
- employees working under civil agreements	2	118	7	1017	1144
Age					
- younger than 40 y.o.	409	5366	155	12255	18185
- 40 to 55 y.o.	662	4401	266	9370	14699
- older than 50 y.o	706	2776	243	4413	8138
- including retirement pensioners	112	579	73	788	1552
Education					
General education	21	233	163	12781	13198
- those who have no primary general education	0	0	0	32	32
- those who have primary general education	0	2	2	301	305

- those who have main general education	0	1	24	880	905
- those who have secondary general education	21	229	137	11969	12356
those who have graduated from primary vocational schools	45	446	149	6232	6872
those who have graduated from secondary vocational schools	394	6192	244	4390	11220
those who have graduated from higher schools	1253	5535	132	1895	8815
After higher school education	8	24	1	194	227
- candidates of sciences	6	3	0	1	10
- Doctors of Science	2	0	0	0	2
Additional education	490	1576	26	1266	3358
- advanced training	489	1554	26	1230	3299
- mastering other professional occupations	1	22	0	36	59

Data on the issuer's trade union body.

Krasnodar regional territorial trade union organization of telecommunications workers of the All-Russia Trade Union Organization. The first constituent conference of the trade union's body was held on October 6, 1999.

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No such obligations.

6. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions made by the Issuer

6.1. Data on the Issuer's Total Number of Shareholders (Participants)

Total number of parties registered in the shareholders register of the issuer as of the date of the end of the last quarter under report: 27 766

Total number of nominal holders of issuer's shares: 37

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital:

6.2.1. Full registered name: Investment Communication Company - Open Joint-Stock Company

Abbreviated registered name: "Svyazinvest" OJSC

TIN: 7710158355

Place of business: str., 2, 55 Plyushchikha, Moscow, Russia, 119121

Share in the Issuer's authorized capital: 38.16 %

Share of the Issuer's common shares owned by the shareholder: 50.69%

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant):

Full registered name: MUSTSCOM LIMITED

Abbreviated registered name: Mustcsom Ltd

TIN:

Place of business: 3 Themistoklis Dervis Street Julia House CY-1066 Nicosia, Cyprus

Share in the authorized capital of the Issuer's shareholder (participant): 25% + 1 share

Voting stock share: 25% + 1 share

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

Full registered name: Ministry of Property Relations of the Russian Federation

Abbreviated registered name: Minimuschestvo Rossii

TIN: 7710144747

Place of business: 9 Nikolsky per., Moscow, 103685

Share in the authorized capital of the Issuer's shareholder (participant): 50 % + 1 share

Voting stock share: 50 % + 1 share

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

Full registered name: Specialized state organization under the Government of the Russian Federation "Russian Fund of Federal Property"

Abbreviated registered name: Russian Fund of Federal Property

TIN: 7704097841

Place of business: 9 Nikolsky per., Moscow, 103685

Share in the authorized capital of the Issuer's shareholder (participant): 25 % -2 shares

Voting stock share: 25 % - 2 shares

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

6.2.2. Full registered name: Brunswick UBS Warburg Nominees Private Company (nominal holder)

Abbreviated name: Brunswick UBS Warburg Nominees Private Company

Place of business: 52, emb. Kosmodamyanskaya, building 4, Moscow, 115054

TIN: 7711080038

Share in the Issuer's authorized capital: 2,78 %

Common stock share: 3,19 %

Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of the common stock of an issuer's shareholder (participant): no such parties

6.2.3. Full registered name: Depository Clearing Company - Private Joint –Stock Company (nominal holder)

Abbreviated name: "DCC" ZAO

Mailing address: 14/2, Staraya Basmannaya Str, building 4, Moscow, 103064

TIN: 7710021150

Share in the Issuer's authorized capital: 15,00 %

Percentage of common shares: 12,07 %

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant):

Full registered name: Non-commercial partnership "Depositary and Clearing Company

Abbreviated registered name: NP "DKK"

TIN: 7701290822

Location: building 4, 14/2 Staraya Basmannaya St., Moscow, 103064

Share in the authorized capital of the Issuer's shareholder (participant): 50.01 %

Voting stock share: 50.01 %

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

Full registered name: Joint Stock Commercial bank "Rosbank" (Open Joint –Stock Company)

Abbreviated registered name: OJSC AKB "Rosbank"

TIN: 7730060164

Location: 11, Mashi Poryvaevoy St., Moscow, 107078

Share in the authorized capital of the Issuer's shareholder (participant): 28.16 %

Voting stock share: 28.16 %

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

6.2.4. Full registered name: ING BANK (EURASIA) CJSC (CLOSED JOINT-STOCK COMPANY) (nominal holder)

Abbreviated name: ING BANK (EURASIA) CJSC

Place of business: 31, Krasnaya Presnya Str., Moscow, 123022

TIN: 7712014310

Share in the Issuer's authorized capital: 10,93 %

Common stock share: 10,62 %

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant):

Full registered name: ING BANK N.V.

Abbreviated registered name: ING BANK N.V.

TIN:

Location: Stravinskilaan 2631, 1077 33 Amsterdam, the Netherlands

Share in the authorized capital of the Issuer's shareholder (participant): 99.001 %

Voting stock share: 99.001 %

Share in the Issuer's charter capital: none

Share of the Issuer's common stock: none

6.2.5. Full registered name: "J.P. Morgan Bank International"(Company with Limited Liability) (nominal holder)

Abbreviated name: KB "J.P. Morgan Bank International"(Ltd)

Place of business: 2/1 Paveletskaya ploschad, Moscow, 115114

TIN: 7710014949

Share in the Issuer's authorized capital: 4,69 %

Common stock share: 4,31 %

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant): no such parties

6.2.6. Full registered name: Closed Joint-Stock Company 'ABN Amro Bank A.O."(nominal holder)

Abbreviated name: CJSC "ABN Amro Bank A.O."

Place of business: 17/1, Bolshaya Nikitskaya Str., Moscow, 103 009

TIN: 7703120329

Share in the Issuer's authorized capital: 5,16 %

Common stock share: 0,71 %

Parties, holding at least 20 per cent of the authorized capital of an issuer's shareholder (participant): no such parties

6.3. Data on the share of the state or the municipal unit in the authorized capital of the Issuer and on availability of a special right ("golden share")

Data on the share of the state (municipal unit) in the authorized capital of the Issuer and on availability of a special right:

Share of the Issuer's authorized capital owned by the state (municipality): 0,00028%

Manager of the block: Regional state specialized organization "Fund of State Property of the Krasnodar Krai"

Location: 176, Krasnaya Str., Krasnodar, 350020

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

Share of the Issuer's authorized capital owned by the state (municipality): 0,0919%

Manager of the block: Ministry of Proprietary Relations of the Russian Federation

Location: 9, Nikolskiy per., Moscow, 103685

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

Share of the Issuer's authorized capital owned by the state (municipality): 0,00031%

Manager of the block: Administration of Federal Mail Service of the Volgograd Region

Location: 9, Mira Str., Volgograd, 400066

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

Share of the Issuer's authorized capital owned by the state (municipality): 0,03424%

Manager of the block: State organization - Administration of Federal Mail Service of the Karachaevo-Cherkessian republic

Location: 71, Pushkinskaya Str., Cherkessk, KChR, 369000

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No such restrictions have been provided for.

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Full registered name	Abbreviated name	Share in the charter capital, %	Share of common shares, %
Date of Annual General Shareholders' Meeting: 02.06.1998 Record day: 11.04.1998			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38,00	50,67
"Bank Credit Swiss First Boston AO" (nominal holder)	Bank Credit Swiss First Boston (nominal holder)	14,67	8,86
CJSC KSFB Securities (nominal holder)	CJSC KSFB Securities (nominal holder)	8,29	8,73
Date of Annual General Shareholders' Meeting: 02.06.1999 Record day: 19.04.1999			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38,00	50,67
"Bank Credit Swiss First Boston AO" (nominal holder)	Bank Credit Swiss First Boston (nominal holder)	22,41	16,93
Date of Annual General Shareholders' Meeting: 31.05.2000 Record day: 10.04.2000			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38,00	50,67
Commercial bank "Citybank T/O" (nominal holder)	KB "Citybank T/O" (nominal holder)	5,71	6,91
"Bank Credit Swiss First Boston AO" (nominal holder)	Bank Credit Swiss First Boston (nominal holder)	17,16	12,74
Date of annual General Shareholders' Meeting: 30.05.2001 Record day: 14.04.2001			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38,00	50,67
ROBUR ASSET MANAGEMENT	ROBUR ASSET MANAGEMENT	3,72	4,96
THE BANK OF NEW YORK INTERNATIONAL NOMIN	THE BANK OF NEW YORK INTERNATIONAL NOMIN	4,07	5,43
Date of Annual General Shareholders' Meeting: 21.06.2002 Record day: 03.05.2002			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38,00	50,67

Full registered name	Abbreviated name	Share in the charter capital, %	Share of common shares, %
CJSC "LEADER" D.U.	CJSC "LEADER" D.U.	7,26	9,68
JP MORGAN CHASE BANK (ING BANK (EVRASIA) ZAO – nominal holder)	JP MORGAN CHASE BANK (ING BANK (EVRASIA) ZAO – nominal holder)	4,02	5,36
Date of Annual General Shareholders' Meeting: 25.06.2003 Record day: 08.05.2003			
Open Joint –Stock Company "Investment communication Company"	"Svyazinvest" OJSC	38,16	50,69
LINDSELL ENTERPRISES LIMITED	LINDSELL ENTERPRISES LIMITED	2,11	1,97
JP MORGAN CHASE BANK (ING BANK (EVRASIA) ZAO – nominal holder)	JP MORGAN CHASE BANK (ING BANK (EVRASIA) ZAO – nominal holder)	2,24	2,98
RED HAND INVESTMENTS LTD (ING BANK (EVRASIA) ZAO – nominal holder)	RED HAND INVESTMENTS LTD (ING BANK (EVRASIA) ZAO – nominal holder)	3,75	2,59
CJSC "LEADER" D.U. (CJSC "DKK" – nominal holder)	CJSC "LEADER" D.U. (CJSC "DKK" – nominal holder)	3,01	3,95

6.6. Data on Related-Party Transactions Made by the Issuer

Total amount of related-party transactions approved by each governing body of the issuer, based on the results of the last quarter under report, RUR: 624 595 429

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the balance value of the issuer's assets as determined based on the data of its accounts and reports as of the last reporting date: there have been no such transactions in the period under report

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: there have been no such transactions in the period under report

6.7. Data on the amount of accounts receivable

Index	Value as of 30.09.2003, RUR ths
Total amount of the issuer's receivables	2 461 845
Total amount of the Issuer's overdue accounts receivable	1 706 176

Data on the structure of the Issuer's accounts receivable with periods when debt arises for the last complete financial year.

Type of accounts receivable	Term of payment					
	Less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 days to 1 year	More than 1 year
Accounts receivable, total, RUR including:	**971898297**	**148203939**	**148203939**	**74632927**	**84706575**	**96605523**

Overdue one, RUR		148203939	148203939	74632927	84706575	96605523
Buyers and customers, RUR	588497700	111460150	111460150	66525396	73787713	47724091
Notes receivable, RUR	8000	0	0	0	0	0
Debts of subsidiaries and affiliates, RUR	8167000	0	0	0	0	45425000
Debt of participants (founders) relating to their contributions in the charter capital, RUR	0	0	0	0	0	0
Advances distributed, RUR	280342000	0	0	0	0	0
Other debtors, RUR	94883597	36743789	36743789	8107531	10918862	3456432

Data on debtors having not less than 10% of the total accounts receivable: no such debtors

7. The Issuer's Accounts and Reports and Other Financial Information

7.2. The Issuer's Annual accounts and reports

Not submitted for this period in the report.

7.3. Issuer's Quarterly Accounts and Reports for the Last Completed Quarter under Report

BALANCE SHEET

			CODES
		Form No.1 under OKUD	**0710001**
as of	**September 30, 2003**	Date (year, month, day)	2003 09 30
Organization:	**Public Joint –Stock Company "Southern Telecommunications Company"**	under OKPO	**01151037**
Taxpayer Identification Number		TIN	2308025192
Areas of activities	**Rendering telecom services**	under OKDP	52300
Organizational & Legal form/Form of Ownership:	**Public Joint –Stock Company**	under OKOPF/OKFS	**47**
Unit of measurement:	**RUR ths**	under OKEI	**384**

ASSETS	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets	110	1612	1393
including: patents, licenses, trade marks (service marks), other similar rights and assets	111	1612	1144
organization costs	112	X	X
goodwill	113	X	X
Fixed assets	120	14031962	16594924
including: land plots and objects of nature management	121	19	19

buildings, facilities, machinery and equipment	122	13193940	15745744
Construction-in-progress	130	953666	2526309
Profitable investment in stocks of materials and capital equipment	135		
including: property subject to leasing	136		
hired out property	137		
Long-term financial investments	**140**	388659	422047
including: Investment in subsidiaries	141	275972	373508
Investment in subsidiaries	142	59790	17344
Investment in associate companies	143	23694	15845
loans to organizations for over 12 months	144	X	X
other long-term capital investments	145	29203	15350
Other non-circulating assets	150		
Total for section I	**190**	15375899	19544673

ASSETS	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
II. CURRENT ASSETS			
Stock	**210**	584255	1522042
including: raw materials, materials and other similar values	211	502990	698259
livestock in breeding and feeding	212	1	1
expenditures in work-in-process (turnover costs)	213	187	658
finished products and goods for resale	214	40629	49378
shipped goods	215		
deferred expenses	216	40448	773746
other stock and expenses	217		
Value added tax on acquired values	220	498763	1179984
Accounts receivable (expected in over 12 months after the reporting date)	**230**	19123	38709
including: buyers and customers	231	303	1670
notes receivable	232		
debts of subsidiary and associate companies	233	X	X
advances distributed	234	13315	27530
other debtors	235	5505	9509
Accounts receivable (expected within 12 months after the reporting date)	**240**	1317091	2423136

including: buyers and customers	241	811115	981913
notes receivable	242	8	
debts of subsidiary and associate companies	243	X	X
debts of participants (founders) by contributions to the authorized capital	244	X	X
advances distributed	245	275194	1273007
other debtors	246	230774	168216
Short-term financial investments	250	12207	11301
including: loans to organizations for less than 12 months	251	X	X
own shares purchased from the shareholders	252	X	X
other short-term capital investments	253	X	X
Monetary funds	**260**	206318	667978
including: cash on hand	261	7427	10126
settlement accounts	262	188185	625513
currency accounts	263	1058	733
other monetary funds	264	9648	31606
Other current assets	270		
Total for section II	**290**	2637757	5843150
BALANCE (sum of lines 190 + 290)	**300**	18013656	25387823

LIABILITIES	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital	410	1297779	1297779
Added capital	420	5760511	5740642
Capital reserves	**430**	63260	64889
including: reserve funds formed in accordance with the laws	431	63260	64889
reserve funds formed in accordance with the by-laws	432		
Social sphere fund	440	X	X
Retained profit of previous years	460	4672253	4295103
Uncovered loss of previous years	465		
Retained profit for the year under report	470	X	1347492
Uncovered loss for the year under report	475	X	
Total for section III	**490**	11793803	12745905
IV. LONG-TERM LIABILITIES			
Loans and credits	**510**	429708	3603501
including: loans from banks to be repaid in over 12 months after the reporting date	511	375418	2046797

borrowings to be repaid in over 12 months after the reporting date	512	54290	1556704
Other long-term liabilities	520	1024949	1898304
Total for section IV	**590**	1454657	5501805
V. SHORT-TERM LIABILITIES			
Loans and credits	**610**	1611652	2931361
including: loans from banks to be repaid within 12 months after the reporting date	611	1487428	2907015
borrowings to be repaid within 12 months after the reporting date	612	124224	24346
Accounts payable	**620**	2741362	3757849
including: suppliers and contractors	621	1685493	2523018
notes payable	622	72666	67408
debts to subsidiary and associate companies	623	X	X
wage arrears	624	143147	152847
indebtedness to state out-of-the-budget funds	625	61130	63880
budgetary indebtedness	626	253635	301042
advances received	627	214181	326382
other creditors	628	311110	323272
Indebtedness to participants (founders) on income payment	630	204825	183192
Deferred income	640	207357	267711
Reserves for forthcoming costs	650	X	X
Other short-term liabilities	660	X	X
Total for section V	**690**	4765196	7140113
BALANCE (sum of lines 490 + 590 + 690)	**700**	18013656	25387823

AVAILABILITY STATEMENT OF VALUABLES RECORDED ON OFF-BALANCE ACCOUNTS

Index	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
Leased fixed assets	910	327879	554419
including those under leasing	911	129911	106767
Inventories accepted for custody	920	14104	21016
Stock accepted for reprocessing	921		
Equipment accepted for installation	922		
Goods accepted for commission	930		682
Insolvent debtors' indebtedness written-off to loss	940	110100	136777

Received liability and payment collaterals	950		
Received liability and payment collaterals	960	2472808	8228035
Wear of residential fund	970	12077	12488
Wear of external improvements and other similar facilities	980		
Strict accounting forms	990	38755	10725
Leased out fixed assets	991	103398	123367
Economic implements	992	38988	59165
Funds for payment for communication services	993	22568	72495

STATEMENT ON THE NET ASSETS VALUE

Index	Line code	As of the beginning of the period under report	As of the end of the period under report
1	2	3	4
Net assets	1000	12001160	13013616

CEO ____________ (signature) Gorbachev V.L. **Chief Accountant** ____________ (signature) Rusinova T.V.

October 30, 2003 (Certificate of qualified accountant of " _____" ______________ № ____)

PROFIT AND LOSS REPORT

			CODES
		Form No.02 under OKUD	**0710002**
for:	**9 months of 2003**	Date (year, month, day)	2003 09 30
Organization:	**Public Joint -Stock Company "Southern Telecommunications Company"**	under OKPO	**01151037**
Taxpayer Identification Number		TIN	2308025192
Areas of activities	**Telecom services**	under OKDP	52300
Organizational & Legal form/Form of Ownership:	**Public Joint -Stock Company**	under OKOPF/ OKFS	**47/42**
Unit of measurement:	thousand roubles	under OKEI	**384**

Index	Line code	For the period under report	For the same period of the previous year
1	2	3	4
I.Income from and expenses for normal activities			
(Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)	010	9493155	7559253
including that from the sales: of communication services	011	9312496	7315979
Prime cost of sold goods, products, works and services	020	(7090896)	(5644652)
Including that from communication services	021	6944366	5447186
Gross profit	**029**	2402259	1914601
Commercial expenses	030	X	X
Management expenses	040	X	X
Profit (loss) from sales (lines 010 -020)	**050**	2402259	1914601
II. Operating income and expenses			
Interest receivable	060	6567	4803
Interest payable	070	(298821)	(109323)
Income from participation in other organizations	080	163690	7773
Other operating income	090	359051	1184677
Other operating expenses	100	(497343)	(530864)
III. Income and expenses from sources other than sales			
Income from sources other than sales	120	201377	124711
Expenses for purposes other than sales	130	(622991)	(601263)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)	**140**	1713789	1995115
Tax on profit, and other similar obligatory fees	150	(361937)	(547931)
Profit (loss) from normal activities	**160**	1351852	1447184
IV. Extraordinary income and expenses			
Extraordinary income	170	0	62
Extraordinary expenses	180	(4360)	(35503)

Net profit (retained profit (loss) of the period under report) (lines 160 + 170 - 180)	**190**	1347492	1411743

Index	Line code	For the period under report	For the same period of the previous year
1	2	3	4
For reference:			
Dividend per share *			
On preferred of A type	**201**	X	X
On normal	**202**	X	X
		3	
Amounts of dividend per share expected in the next year under report: *			
On preferred of A type	**203**	X	
On normal	**204**	X	
		3	4
Dividend per share *			
On preferred of B type	**205**	X	X
		3	
Amounts of dividend per share expected in the next year under report: *			
On preferred of B type	**206**	X	

* To be filled in the annual accounting report

Explanation of profit and loss items

Index	Line code	For the period under report		For the same period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received	210	3325	(18474)	6394	(1041)
Profit (loss) of previous years	220	26808	(28101)	25021	(52519)
Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations	230	1127	(176)	1486	(383)
Exchange rates of foreign currency transactions	240	122039	(168155)	14551	(183083)
Reduction of inventory cost as of the end of the period under report	250	X	X	X	X

Writing off accounts receivable and payable with expired limitation period	260	4854	(4528)	2150	(11221)

CEO ____________ (signature) Gorbachev V.L. **Chief Accountant** ____________ (signature) Rusinova T.V.

October 30, 2003 (Certificate of qualified accountant of " _____" ________________ № ____)

7.4. Issuer's Summary Accounts for the Three Last Completed Fiscal Years or for Each Completed Fiscal Year

Consolidated accounting reports of the Issuer for the last complete fiscal year are included in the quarterly report for the second quarter.

7.5. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

The issuer neither deals with sales of products or goods, nor performs jobs, nor provides services outside the Russian Federation.

7.6. Data on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year

Data on any essential changes that have taken place in the composition of Issuer's immovable property as well as on any acquisitions or retirement of any other property of the Issuer, if the balance sheet value of such property exceeds 5% of the balance sheet value of the Issuer's assets, and data on any other essential changes that have taken place in the composition of Issuer's property after the date of expiry of the last completed fiscal year till the expiry date of the quarter under report

There have been no essential changes.

7.7. Data on Issuer's Participation in Any Court Proceedings, if Such Participation May Materially Affect Financial or Economic Operation of the Issuer

Data on Issuer's Participation in Any Court Proceedings (with indication of imposed sanctions), if Such Participation May Materially Affect Financial or Economic Operation of the Issuer, during the three years preceding the expiry date of the quarter under report.

"UTK" PJSC did not take part in any court proceedings, the results of which might materially affect the financial and economic operation of the Company.

8. Extra Data on the Issuer and the Issued Securities Placed by the Issuer

8.6. Extra Data on the Issuer

8.6.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (roubles): 1 297 779 384,66

Breakdown of the authorized capital by share categories (common stock and preferred stock):

Category	Number, shares	Par value, RUR	Total par value, RUR	Share in the Issuer's authorized capital, %
Common stock	2 960 512 964	0,33	976 969 278,12	75,280074
Preferred stock	972 151 838	0,33	320 810 106,54	24,719926
TOTAL	3 932 664 802	0,33	1 297 779 384,66	100,00000

Data on the part of the Issuer's shares circulating outside the Russian Federation :

Category of stock circulating outside the Russian Federation: common shares

Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category: 3,29 % (as of 30.09.2003)

Name and location of the foreign issuer whose securities certify the rights in respect of issuer's stock of the respective category:

Name: " JPMorgan Chase Bank "

Location: Morgan Guaranty Trust Company of New York ADR Department, 60 Victoria Embankment, London EC4Y 0JP, United Kingdom

Brief description of the programme (type of programme) for the issue of foreign issuer's securities certifying the rights in respect of the stock of the respective category:

Level 1 ADR program was established on February, 5 1998 according to which ordinary registered shares of "Southern Telecommunications Company" PJSC are traded. On April 23, 2002 the Company's Level 1 ADR program was transferred from The Bank of New York to JP Morgan Chase Bank, which at present is the Company's ADR Depositary. The Deposit Agreement among the Company and JP Morgan Chase Bank was signed on April 22, 2002 and restated on December 15, 2002 in connection with reorganization.

One unit of American Depositary Receipt represents 50 common shares of the Company.

Total amount of emissive securities in circulation outside the Russian Federation is 2 102 078 765 shares, their total nominal value reaches 693 685 992,45 rubles.

Data on obtaining a permission from the Federal Commission for circulation of issuer's stock of the respective category outside the Russian Federation (if applicable):

According to the Decree of FCSM № 1819/r of 24.12.2002 circulation of "UTK" PJSC common registered non-documentary shares outside the Russian Federation in the form of securities of foreign issuers issued under foreign legislation and certifying the rights in respect to "UTK" PJSC common stock.

Name of foreign professional participants of the securities market (organizer of trade) through whom foreign issuer's securities certifying the rights in respect of issuer's shares circulate:

The Company's ADRs are quoted in the US over-the-counter market, and in Europe - Frankfort and Berlin Stock Exchanges and NEWEX (Vienna, Austria)

Name	CUSIP (WKN)	ADR ticker	ISIN
US over-the-counter market (OTC USA)	843899105	STJSY	S1843899105
Frankfort Stock Exchange (FWB)	912640	KUE	US5011671006
Berlin Stock Exchange	912640	KUBNy	US8438991056
NEWEX (Vienna, Austria)	912640	KUE	US8438991056

Other data on the Issuer's shares circulating outside the Russian Federation specified at the issuer's own discretion:

No other data

8.6.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Data on the Amount and Structure of the Authorized Capital of the Issuer and its changes during the last five complete financial years preceding the date of expiry of the quarter under report as well as during the reporting quarter:

Amount of the authorized capital, RUR	Structure of the authorized capital (common stock, preferred stock)	Date of change	Basis of the change (number of the resolution)	Character of the change
01.01.1998				
506 142 862,50	Common stock: 10 553 425 Total volume (RUR): 379 606 697,25 Share in the authorized capital: 75,00 % Preferred stock: 3 517 825 Total volume (RUR): 126 536 165,25 Share in the authorized capital: 25,00 %	24.10.1997	Minutes of the Extraordinary General Shareholders' Meeting №4 of 05.12.1996	Conversion at increase of par value
01.01.1999 – no changes				
01.01.2000 - no changes				
01.01.2001 – no changes				
01.01.2002				

Amount of the authorized capital, RUR	Structure of the authorized capital (common stock, preferred stock)	Date of change	Basis of the change (number of the resolution)	Character of the change
506 142 862,50	Common stock: 115 032 325 Total volume (RUR): 379 606 697,25 Share in the authorized capital: 75,00 % Preferred stock: 383442925 Total volume (RUR): 1 265 361 65,25 Share in the authorized capital: 25,00 %	26.02.2002	Minutes of the General Shareholders' Meeting №10 of 30.05.2001	Conversion at split-up
1 297 779 384,66	Common stock: 2 960 512 964 Total volume (RUR): 976 969 278,12 Share in the authorized capital: 75,28 % Preferred stock: 972151838 Total volume (RUR) : 320 810 106,54 Share in the authorized capital: 24,72 %	20.12.2002	Minutes of the Board of Directors №16 of 18.11.2002	Conversion at reorganization
01.01.2003				
1 297 779 384,66	Common stock: 2 960 512 964 Total volume (RUR): 976 969 278,12 Share in the authorized capital: 75,28 % Preferred stock: 972151838 Total volume (RUR): 320 810 106,54 Share in the authorized capital: 24,72 %	20.12.2002	Minutes of the Board of Directors №16 of 18.11.2002	Conversion at reorganization
30.09.2003 – no changes				

8.6.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

Pursuant to the Federal Law "On Joint –Stock Companies" the Issuer shall establish the reserve fund of the size being 5 percent of the legal capital.

The Company shall pay the compulsory annual contributions being not less than 5 percent of the net profit into the reserve fund until it reaches the prescribed by this paragraph size.

The objective of the reserve fund shall be covering the Company losses, redeeming the Company's bonds and repurchasing the Company's shares should other assets be insufficient.

Reserve fund shall not be used for any other purpose.

As of 30.09.03 the reserve fund has been formed in the amount of 64, 889 thousand roubles, this money has not been used by the Issuer.

8.6.4. Data on the Procedure of Calling and Holding the Meeting of the Supreme Governing Body of the Issuer

Name of the supreme governing body of the issuer: General Shareholders' Meeting

Procedure of notifying the shareholders (participants) on holding the meeting of the supreme governing body of the issuer:

Notice of the General Shareholders' Meeting shall be made no later than 20 (twenty) days before its opening, and notice of the General Shareholders' Meeting with the issue on the Company's reorganization included in the agenda shall be made no later than 30 (thirty) days before its opening.

Should the proposed agenda of the Extraordinary General Shareholders' Meeting include the issue on election of the Company Board of Directors, notification on the Extraordinary General Shareholders' Meeting shall be made no later than 50 (fifty) days before its opening.

Notification of the General Shareholders' Meeting shall be sent to each person from the list of persons entitled to take part in the General Shareholders' Meeting by registered mail or delivered to each of the abovementioned persons personally (provided that a signed acknowledgement of receipt is obtained), or published in the newspaper "Rossiyskaya Gazeta".

Parties (bodies) entitled to call (demand holding) an extraordinary meeting of the issuer's supreme governing body, and procedure of sending (presenting) such demands:

An extraordinary General Shareholders' Meeting shall be held upon decision of the Board of Directors on the basis of its own initiative, demand of the Company's Auditing Commission,

Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. Extraordinary General Shareholders' Meeting upon request of the Company's Auditing Commission, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares is called by the Company's Board of Directors.

Procedure of fixing the date of holding the meeting of the Issuer's supreme governing body:

An annual General Shareholders' Meeting shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

Parties entitled to put forward motions to the agenda of the meeting of the supreme governing body of the issuer, procedure of putting forward such motions:

Shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to put forward motions to the agenda of the annual General Shareholders' Meeting and to propose candidates to the Board of Directors of the Company and to the Auditing Commission of the Company, the number of which may not exceed the number of members of the respective body as established by the Company's Charter. Such proposals shall be received by the Company within 60 (sixty) days after the termination of the fiscal year.

When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda, any shareholder or group of shareholders that owns 2 percent or more of the Company's total number of voting shares shall be entitled to nominate candidates to the Board of Directors in number not exceeding its quantitative structure determined by the present Charter. The names of candidates shall be submitted to the Company 30 days before the date of the extraordinary General Shareholders' Meeting at the latest.

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting of the supreme governing body of the issuer, and procedure of getting familiarized with such information (materials):

The following information (materials) is provided to the persons entitled to participation in the General Shareholders' Meeting according to the procedure and to the address(es) indicated in the notification of the General Shareholders' Meeting:

- annual accounts and reports, including the opinion of the auditor and the conclusion of the Auditing Commission of the Company on the results of the audit of the annual accounts and reports;
- data on candidates to the Company's Board of Directors and the Company's Auditing Commission;
- draft amendments and additions to the Company's Charter or new edition of the Company's draft Charter;
- draft internal regulations of the Company;
- other draft documents, the adoption of which is provided for by draft resolutions of the General Shareholders' Meeting;
- draft resolutions of the General Shareholders' Meeting;
- other information (materials) required for submission in compliance with the active law;
- other information (materials) for taking decisions on the issues of the agenda of the General Shareholders' Meeting, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the General Shareholders' Meeting.

8.6.5. Data on Commercial Organizations, in Which the Issuer Holds not Less Than 5 Per Cent of the Authorized Capital (Unit Fund) or at Least 5 Per Cent of Common Stock

1. Full registered name: "Armavir Communication Facilities Plant" Close Joint-Stock Company-Branch Establishment

Abbreviated name: "Armavir Communication Facilities Plant" CJSC

Location: 1a, Urupskaya St., Armavir, Krasnodar Region, 352903

The Issuer's share in the authorized capital of the commercial organization: 100 %

Share of the common stock of the commercial organization owned by the Issuer: 100%

Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Tselovalnikov Valery Alexandrovich (chairman)
Year of birth: 1962
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Belov Yuri Nikolaevich
Year of birth: 1942
Share in the Issuer's authorized capital: 0, 00028 %
Share of the issuer's voting shares: none

Stasyuk Vladimir Yaroslavovich
Year of birth: 1954
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Kuskov Vasiliy Grigoryevich
Year of birth: 1947
Share in the Issuer's authorized capital: 0,05251 %
Share of the issuer's voting shares: 0,0658 %

Denisova Tatyana Alexandrovna
Year of birth: 1977
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Kuskov Vasiliy Grigoryevich
Year of birth: 1947
Share in the Issuer's authorized capital: 0,05251 %
Share of the issuer's voting shares: 0,0658 %

1) **Full registered name:** Closed Joint-Stock Company "Yugsvyazstroy"
Abbreviated registered name: CJSC "Yugsvyazstroy"
Location: 110/1, Ayvazovskogo St., Krasnodar 350040
The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Tselovalnikov Valery Alexandrovich (chairman)
Year of birth: 1962
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Valeri Ivanovich Kurennoy
Year of birth: 1954
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Vladimir Mikhailovich Malyshev
Year of birth: 1965
Share in the Issuer's authorized capital: 0,00007 %
Share of the issuer's voting shares: 0,0001 %

Julia Konstantinovna Omelchenko
Year of birth: 1970
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Larisa Valeryevna Tareeva
Year of birth: 1977
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:
Collective executive body does not exist.

Person acting as a sole executive organ:

Valeri Ivanovich Kurennoy
Year of birth: 1954
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

2) **Full registered name:** Closed Joint-Stock Company "Avtocenter-Yug"
Abbreviated registered name CJSC "Avtocenter-Yug"
Location: 48, Myskhakskoye Shosse, Novorossiysk 353 919
The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Sergey Victorovich Salomatin (chairman)
Year of birth: 1968
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Vladimir Eduardovich Skoblikov
Year of birth: 1972
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Sergey Sergeevich Lychak

Year of birth: 1974
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Valeri Mikhailovich Orlov
Year of birth: 1947
Share in the Issuer's authorized capital: 0,00573 %
Share of the issuer's voting shares: 0,00693%

Eduard Yakovlevich Groisman
Year of birth: 1951
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Eduard Yakovlevich Groisman

Year of birth: 1951
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

3) **Full registered name:** "Interelectrosvyaz" Closed Joint Stock Company

Abbreviated registered name CJSC "Interelectrosvyaz"

Location: 5, 19 Partsyezda St., Volzhski, Volgograd Region

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Kharlanov Alexey Leontyevich (bankruptcy manager)
Year of birth: 1971
Share in the Issuer's authorized capital: 0,0009 %
Share of the issuer's voting shares: 0,0006 %

4) **Full registered name:** Closed Joint-Stock Company "Center of material and technical supplies"

Abbreviated registered name CJSC "CMTO"

Location: 5/2, Vishnyakovoy St., Krasnodar, 350 001

The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Nikolay Vladimirovich Martynenko (chairman)
Year of birth: 1971
Share in the Issuer's authorized capital: 0,00015 %
Share of the issuer's voting shares: 0,00011 %

Vasili Dmitrievich Voronov
Year of birth: 1940
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Elena Alexandrovna Kukina
Year of birth: 1977
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Julia Yuryevna Lezhnina
Year of birth: 1974
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Alexander Georgievich Sokolchik
Year of birth: 1953
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:
Collective executive body does not exist.

Person acting as a sole executive organ:
Vasili Dmitrievich Voronov
Year of birth: 1940
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

5) **Full registered name:** Closed Joint-Stock Company "Health-care complex "Orbita"
Abbreviated registered name "Health-care complex "Orbita" CJSC
Location: Olginka, Tuapse district, Krasnodar Region 352840
The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Lyudmila Borisovna Sotnikova (chairman)
Year of birth: 1947
Share in the Issuer's authorized capital: 0,00312 %
Share of the issuer's voting shares: 0,00144 %

Victor Saveljevich Chaban
Year of birth: 1953

Share in the Issuer's authorized capital: 0,00554 %
Share of the issuer's voting shares: 0,00736 %

Olga Yuryevna Polulyakhova
Year of birth: 1970
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Ivan Ivanovich Ignatenko
Year of birth: 1975
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Larisa Valeryevna Tareeva
Year of birth: 1977
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:
Collective executive body does not exist.

Person acting as a sole executive organ:
Victor Saveljevich Chaban
Year of birth: 1953
Share in the Issuer's authorized capital: 0,00554 %
Share of the issuer's voting shares: 0,00736 %

6) **Full registered name:** "Intmashservice" Limited Company
Abbreviated registered name "Intmashservice" Ltd
Location: 8, Golubinskaya Str., Volgograd, 400131
The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:
Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:
Collective executive body does not exist.

Person acting as a sole executive organ:
Diyanov Gennady Dmitrievich
Year of birth:
Share in the Issuer's authorized capital: 0,00044 %
Share of the issuer's voting shares: 0,00052 %

7) **Full registered name:** "Factorial-99" Limited company
Abbreviated registered name " Factorial-99" Ltd
Location: 47, Bratski per., Rostov-on-Don 344082
The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Krukhmalev Andrey Vladimirovich
Year of birth: 1970
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

8) **Full registered name:** "Private security agency "Zashchita-S" Company with Limited Liability
Abbreviated registered name ChOP" Zashchita-S " Ltd
Location: 47/1, Sovetskaya St., Volgograd 400005
The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Viktor Vasilyevich Nikiforov
Year of birth: 1953
Share in the Issuer's authorized capital: 0,00005 %
Share of the issuer's voting shares: 0,00006 %

9) **Full registered name:** Limited Company "UTK-Finance"
Abbreviated registered name "UTK-Finance" Ltd
Location: 66, Karasunskaya St., Krasnodar 350000
The Issuer's share in the authorized capital of the commercial organization: 100 %
Share of the common stock of the commercial organization owned by the Issuer: 100%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Ivan Ivanovich Ignatenko
Year of birth: 1975
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

10) **Full registered name:** "Telesot-Alania" Closed Joint Stock Company

Abbreviated registered name "Telesot" CJSC

Location: 6, Gugkaeva St., Vladikavkaz , RSO-Alania, 362 035

The Issuer's share in the authorized capital of the commercial organization: 52,5%

Share of the common stock of the commercial organization owned by the Issuer: 52,5%

Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Gasrataliev Ibadulla Gasratalievich (chairman)
Year of birth: 1954
Share in the Issuer's authorized capital: 0,01574 %
Share of the issuer's voting shares: 0,0151 %

Kozhiev Taimuraz Beshtauovich
Year of birth: 1968
Share in the Issuer's authorized capital: 0,00961 %
Share of the issuer's voting shares: 0,01216 %

Kiryachenko Ivan Kirillovich
Year of birth: 1944
Share in the Issuer's authorized capital: 0,03713 %
Share of the issuer's voting shares: 0,04615 %

Kozhiev Beshtau Kanamatovich
Year of birth: 1937
Share in the Issuer's authorized capital: 0,22118 %
Share of the issuer's voting shares: 0,273 %

Korbanj Lyudmila Afanasievna
Year of birth: 1958
Share in the Issuer's authorized capital: 0,02072 %
Share of the issuer's voting shares: 0,02186 %

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Kozhiev Taimuraz Beshtauovich
Year of birth: 1968
Share in the Issuer's authorized capital: 0,00961 %
Share of the issuer's voting shares: 0,01216 %

11) **Full registered name:** "Stavtelecom named after V.I. Kuzminov" Open Joint Stock Company

Abbreviated registered name "Stavtelecom named after V.I. Kuzminov" OJSC

Location: 10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia

The Issuer's share in the authorized capital of the commercial organization: 51 %

Share of the common stock of the commercial organization owned by the Issuer: 51%

Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Bekasov Kirill Borisovich (chairman)
Year of birth: 1959
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Degtyaryova Elena Petrovna
Year of birth: 1964
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Zavyazkin Roman Alexeevich
Year of birth: 1974
Share in the Issuer's authorized capital: 0,00001 %
Share of the issuer's voting shares: none

Kozin Vladimir Vladimirovich
Year of birth: 1970
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Lazarenko Pavel Stepanovich
Year of birth: 1934
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Marchenko Andrei Vladimirovich
Year of birth: 1964
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Poyarkov Ivan Sergeevich
Year of birth: 1976
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Slesarenko Vyacheslav Vasilyevich
Year of birth: 1945
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Martynenko Nikolai Vladimirovich
Year of birth: 1971
Share in the Issuer's authorized capital: 0,00015 %
Share of the issuer's voting shares: 0,00011 %

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Zemtsev Alexander Vladimirovich
Year of birth: 1957
Share in the Issuer's authorized capital: 0,00203 %
Share of the issuer's voting shares: 0,0019 %

12) **Full registered name:** "Astrakhan-Mobile" Closed Joint-Stock Company
Abbreviated registered name "Astrakhan-Mobile" CJSC
Location: 3, Studencheskaya Str., Astrakhan 414 004
The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Nikitin Sergey Ivanovich (chairman)
Year of birth: 1953
Share in the Issuer's authorized capital: 0,05939 %
Share of the issuer's voting shares: 0,05537 %

Krocker William
Year of birth: 1951
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Kushavina Julia Alexandrovna
Year of birth: 1974
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Marian Tsryak
Year of birth: 1942
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:
Collective executive body does not exist.

Person acting as a sole executive organ:
Storozhev Viktor Vasilyevich
Year of birth: 1951
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

13) **Full registered name:** "Volgograd-GSM" Closed Joint Stock Company
Abbreviated registered name ""Volgograd-GSM" CJSC
Location: 9, Mira St., Volgograd 400 131
The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Antonov Anatoli Ivanovich (chairman)
Year of birth: 1938
Share in the Issuer's authorized capital: 0,02235 %
Share of the issuer's voting shares: 0,02861 %

Skoblikov Vladimir Eduardovich
Year of birth: 1972
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Kiryushin Gennadi Vasilyevich
Year of birth: 1949
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Tareeva Larisa Valeryevna
Year of birth: 1977
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Girev Andrei Vitalyevich
Year of birth: 1973
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Skvortsov Boris Vladimirovich
Year of birth: 1941
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:
Collective executive body does not exist.

Person acting as a sole executive organ:
Vetyutnev Alexander Mikhailovich
Year of birth: 1948
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

14) **Full registered name:** "Volgograd-Mobile" Closed Joint Stock Company
Abbreviated registered name ""Volgograd-Mobile" CJSC
Location: 9, Mira Str., Volgograd 400 131
The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

William Crocker (chairman)
Year of birth: 1951
Share in the Issuer's authorized capital: none

Share of the issuer's voting shares: none

Marian Tsryak
Year of birth: 1942
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Ivan Ivanovich Ignatenko
Year of birth: 1975
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Romanov Nikolay Yefimovich
Year of birth: 1950
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:
Collective executive body does not exist.

Person acting as a sole executive organ:
Serov Alexander Mikhailovich
Year of birth: 1962
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

15) **Full registered name:** "Stavropolskaya Sotovaya Svyaz" Closed Joint-Stock Company
Abbreviated registered name "SSS" CJSC
Location: 10/12, Oktyabrjskoi Revolutsii Pr., Stavropol, Stavropol Territory 355035 Russia
The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Pshenichnaya Lyudmila Ivanovna (chairman)
Year of birth: 1948
Share in the Issuer's authorized capital: 0,00375 %
Share of the issuer's voting shares: 0,00078 %

Vinogradov Andrei Valentinovich
Year of birth: 1973
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Kukina Elena Alexandrovna
Year of birth: 1977
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Martynenko Nikolai Vladimirovich

Year of birth: 1971
Share in the Issuer's authorized capital: 0,00015 %
Share of the issuer's voting shares: 0,00011 %

Matrosov Dmitri Yuryevich
Year of birth: 1968
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Puzinkov Sergei Albertovich
Year of birth: 1969
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Churkin Valeri Viktorovich
Year of birth: 1960
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

16) **Full registered name:** "TeleRoss-Volgograd" Closed Joint-Stock Company
Abbreviated registered name " TeleRoss-Volgograd " CJSC
Location: 16, Mira Str., Volgograd 400 131
The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Kudryavtsev Alexander Georgievich (chairman)
Year of birth: 1954
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Malyarenko Arthur Nikolaevich
Year of birth: 1967
Share in the Issuer's authorized capital: 0,00106 %
Share of the issuer's voting shares: 0,00009 %

Golovan Igor Igorevich
Year of birth: 1964
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Horemans Daniel
Year of birth: 1960
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Marshanin Viktor Andreevich
Year of birth: 1955
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

17) **Full registered name:** Closed Joint-Stock Company "TeleRoss-Kubanelectrosvyaz"
Abbreviated registered name " TeleRoss-Kubanelectrosvyaz " CJSC
Location: 110/1,Aivazovskogo St., Krasnodar 350 040
The Issuer's share in the authorized capital of the commercial organization: 50 %
Share of the common stock of the commercial organization owned by the Issuer: 50%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Vladimir Lukich Gorbachev (chairman)
Year of birth: 1950
Share in the Issuer's authorized capital: 0,0891 %
Share of the issuer's voting shares: 0,09862 %

Ivan Fyodorovich Ignatenko
Year of birth: 1945
Share in the Issuer's authorized capital: 0,0346 %
Share of the issuer's voting shares: 0,03988 %

Alexander Petrovich Shipulin
Year of birth: 1953
Share in the Issuer's authorized capital: 0,0357 %
Share of the issuer's voting shares: 0,03858 %

Alexander Georgievich Kudryavtsev
Year of birth: 1954
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Daniel Horemans
Year of birth: 1960
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Mrykhina Nonna Yevgenyevna
Year of birth: 1952
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Yelistratov Boris Yakovlevich
Year of birth: 1947
Share in the Issuer's authorized capital: 0,01284 %
Share of the issuer's voting shares: 0,013 %

18) **Full registered name:** "ZanElCom" Closed Joint-Stock Company
Abbreviated registered name " ZanElCom " CJSC
Location: 7/2, Novolesnaya Str., Moscow 103055 Russia
The Issuer's share in the authorized capital of the commercial organization: 45 %
Share of the common stock of the commercial organization owned by the Issuer: 45%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Yermokhin Andrey Dmitrievich
Year of birth: 1954
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

19) **Full registered name:** "Mobilnie kommunikatsii" Closed Joint-Stock Company
Abbreviated registered name "Mobilcom" CJSC
Location: 14, M. Gorky Str., Vladikavkaz RSO-A
The Issuer's share in the authorized capital of the commercial organization: 35 %
Share of the common stock of the commercial organization owned by the Issuer: 35%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Dzakhoev Alan Yurjevich (chairman)
Year of birth: 1972
Share in the Issuer's authorized capital: 0,00041 %
Share of the issuer's voting shares: 0,00054 %

Kiryachenko Igor Ivanovich
Year of birth: 1970
Share in the Issuer's authorized capital: 0,00607 %
Share of the issuer's voting shares: 0,0063 %

Kolesnik Alexander Mikhailovich
Year of birth: 1957
Share in the Issuer's authorized capital: 0,00783 %
Share of the issuer's voting shares: 0,00878 %

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Kolesnik Alexander Mikhailovich
Year of birth: 1957
Share in the Issuer's authorized capital: 0,00783 %
Share of the issuer's voting shares: 0,00878 %

20) **Full registered name:** "Sotovaya svyaz-Alania" Closed Joint-Stock Company

Abbreviated registered name "Sotovaya svyaz-Alania" CJSC

Location: 14, M. Gorky Str., Vladikavkaz RSO-A 362040

The Issuer's share in the authorized capital of the commercial organization: 30 %
Share of the common stock of the commercial organization owned by the Issuer: 30%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Korbanj Lyudmila Afanasievna (chairman)
Year of birth: 1958
Share in the Issuer's authorized capital: 0,02072 %
Share of the issuer's voting shares: 0,02186 %

Sviridov Georgy Viktorovich
Year of birth: 1970
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Tukachinski Alexander Mikhailovich
Year of birth: 1971
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Kozhiev Alan Beshtauovich
Year of birth: 1972
Share in the Issuer's authorized capital: 0,01235 %
Share of the issuer's voting shares: 0,01024 %

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Kozhiev Alan Beshtauovich
Year of birth: 1972
Share in the Issuer's authorized capital: 0,01235 %
Share of the issuer's voting shares: 0,01024 %

21) **Full registered name:** "Stavropolskoe Kommercheskoe Efirnoe Televidenie" Open Joint-Stock Company

Abbreviated registered name OJSC "SKET"

Location: 4, Tukhachevskogo Str., Stavropol, Stavropol Territory, 355035 Russia

The Issuer's share in the authorized capital of the commercial organization: 26,82 %
Share of the common stock of the commercial organization owned by the Issuer: 26,82%
Share of the commercial organization in the authorized capital of the Issuer: none

Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Chausova Galina Nikolaevna (chairman)
Year of birth: 1967
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Kapustyanski Nikolay Larionovich
Year of birth: 1941
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Streljnikov Vladimir Ivanovich
Year of birth: 1940
Share in the Issuer's authorized capital: 0, 00025 %
Share of the issuer's voting shares: 0, 00025%

Nikolaev Sergei Nikolaevich
Year of birth: 1966
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Vasilchenko Galina Vladimirovna
Year of birth:
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Rezinko Yuri Petrovich
Year of birth: 1962
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

22) **Full registered name:** "Yug-Giprosvyaz" Limited Company

Abbreviated registered name " Yug-Giprosvyaz " Ltd

Location: 67, Gagarin Str.,Krasnodar 350062

The Issuer's share in the authorized capital of the commercial organization: 24 %
Share of the common stock of the commercial organization owned by the Issuer: 24%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Serbina Olga Vladimirovna

Year of birth: 1961
Share in the Issuer's authorized capital: 0, 00003%
Share of the issuer's voting shares: none

23) **Full registered name:** "Telekinokompania IR" Closed Joint-Stock Company
Abbreviated registered name "Telekinokompania IR" CJSC
Location: 2-a, Osetinskaya gorka Str., Vladikavkaz RSO-A 362007
The Issuer's share in the authorized capital of the commercial organization: 23,5 %
Share of the common stock of the commercial organization owned by the Issuer: 23,5%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:
Board of Directors is not formed

Personal membership of the collective executive body of this commercial organization:
Collective executive body does not exist.

Person acting as a sole executive organ:
Tavasiev Vladimir Mukharbekovich
Year of birth: 1949
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

24) **Full registered name:** "Kabardino-Balkarskiy GSM" Closed Joint-Stock Company
Abbreviated registered name "Kabardino-Balkarskiy GSM" CJSC
Location: 14, pr. Shogentsukova, Nalchik, 360051
The Issuer's share in the authorized capital of the commercial organization: 20 %
Share of the common stock of the commercial organization owned by the Issuer: 20%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Shukhostanov Amdulkhamid Kistuevich (chairman)
Year of birth: 1946
Share in the Issuer's authorized capital: 0, 0000004 %
Share of the issuer's voting shares: 0, 0000005%

Karetin Vadim Grigoryevich
Year of birth: 1947
Share in the Issuer's authorized capital: 0,02691 %
Share of the issuer's voting shares: 0,03495 %

Mironov Vladimir aleksandrovich
Year of birth: 1973
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Tanashev Ruslan Sultanovich
Year of birth: 1964
Share in the Issuer's authorized capital: 0,00193 %

Share of the issuer's voting shares: 0,00237 %

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Shukhostanov Marat Amdulkhamidovich
Year of birth: 1973
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

25) **Full registered name:** "Karachaevo-CherkesskTeleSot" Closed Joint-Stock Company
Abbreviated registered name "Karachaevo-CherkesskTeleSot" CJSC
Location: 147, Lenin pr., Cherkessk, Karachaevo-Cherkessian Republic, 369000
The Issuer's share in the authorized capital of the commercial organization: 20 %
Share of the common stock of the commercial organization owned by the Issuer: 20%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Karetin Vadim Grigoryevich (chairman)
Year of birth: 1949
Share in the Issuer's authorized capital: 0,02691 %
Share of the issuer's voting shares: 0,03495 %

Akbashev Alexander Ayubovich
Year of birth: 1937
Share in the Issuer's authorized capital: 0,00018 %
Share of the issuer's voting shares: 0,00024 %

Zakuraev Sergei Yevgenievich
Year of birth: 1974
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Ostroukhov Nikolay Vasiljevich
Year of birth: 1949
Share in the Issuer's authorized capital: 0,0031 %
Share of the issuer's voting shares: 0,00361 %

Balbekova Larisa Nikolaevna
Year of birth: 1961
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Moroz Vladimir Petrovich
Year of birth: 1948
Share in the Issuer's authorized capital: 0,00085 %
Share of the issuer's voting shares: 0,00039 %

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Akbashev Alexander Ayubovich
Year of birth: 1937
Share in the Issuer's authorized capital: 0,00018 %
Share of the issuer's voting shares: 0,00024 %

26) **Full registered name:** "Rostelegraph" Closed Joint-Stock Company
Abbreviated registered name " Rostelegraph " CJSC
Location: 7, Tverskaya Str., Moscow 103375
The Issuer's share in the authorized capital of the commercial organization: 15,68 %
Share of the common stock of the commercial organization owned by the Issuer: 15,68%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Martirosyan Vaag Artavazdovich (chairman)
Year of birth: 1951
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Rybakina Olga Matveevna
Year of birth: 1955
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Kuzmenko Yuri Vasilyevich
Year of birth: 1949
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Tokarenko Sergei Andreevich
Year of birth: 1960
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Putilov Vladimir Yakovlevich
Year of birth: 1947
Share in the Issuer's authorized capital: 0,0097 %
Share of the issuer's voting shares: 0,0006 %

Pirlya Konstantin Vladimirovich
Year of birth: 1956
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Ryazantsev Pavel Alexandrovich
Year of birth: 1948
Share in the Issuer's authorized capital: none

Share of the issuer's voting shares: none

Zabolotny Igor Viktorovich
Year of birth: 1967
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Prilipko Viktor Ivanovich
Year of birth: 1944
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

27) **Full registered name:** Joint-Stock Commercial Bank "Krasnodarbank"
Abbreviated registered name AKB "Krasnodarbank"
Location: 70, Karasunskaya St., Krasnodar , 350000
The Issuer's share in the authorized capital of the commercial organization: 13,5 %
Share of the common stock of the commercial organization owned by the Issuer: 13,5%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors is not formed

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Pugachev Yevgeni Alexeevich (Manager)
Year of birth: 1952
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

28) **Full registered name:** "Startcom" Closed Joint-Stock Company
Abbreviated registered name "Startcom" CJSC
Location: 6, 2nd Spasonalikovski per., Moscow-49 117909
The Issuer's share in the authorized capital of the commercial organization: 11,1 %
Share of the common stock of the commercial organization owned by the Issuer: 11,1%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization :

Board of Directors is not formed

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Shibaeva Irina Vasilyevna
Year of birth: 1952
Share in the Issuer's authorized capital: none

Share of the issuer's voting shares: none

29) **Full registered name:** " Astrakhan Independent TV and radio broadcasting company "TRANK" Close Joint-Stock Company

Abbreviated registered name "TRANK" CJSC

Location: 3, Studencheskaya Str., Astrakhan 414 004

The Issuer's share in the authorized capital of the commercial organization: 10 %
Share of the common stock of the commercial organization owned by the Issuer: 10%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Nikitina Lyudmila Ivanovna (chairman)
Year of birth: 1951
Share in the Issuer's authorized capital: 0,01585 %
Share of the issuer's voting shares: 0,00096 %

Petrov Alexei Vladimirovich
Year of birth: 1963
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Kudrev Vadim Vasilyevich
Year of birth: 1960
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Prachkina Lyudmila Vladimirovna
Year of birth: 1949
Share in the Issuer's authorized capital: 0,00827 %
Share of the issuer's voting shares: 0,00149 %

Kollontai Mikhail Vladimirovich
Year of birth: 1960
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Kononenko Iraida Pavlovna
Year of birth: 1946
Share in the Issuer's authorized capital: 0,00941 %
Share of the issuer's voting shares: 0,00953 %

30) **Full registered name:** "Astrakhan Page" Limited Company

Abbreviated registered name "Astrakhan Page" Ltd

Location: 16, Trusova Str., Astrakhan 414000

The Issuer's share in the authorized capital of the commercial organization: 10 %
Share of the common stock of the commercial organization owned by the Issuer: 10%

Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Board of Directors does not exist

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Lytsev Alexander Petrovich
Year of birth: 1965
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

31) **Full registered name:** " Nalchikskaya sotovaya set " Closed Joint Stock Company
Abbreviated registered name "NSS" CJSC
Location: 14, Shogentsukova Str., Nalchik 360051
The Issuer's share in the authorized capital of the commercial organization: 6 %
Share of the common stock of the commercial organization owned by the Issuer: 6%
Share of the commercial organization in the authorized capital of the Issuer: none
Share of the common stock of the Issuer owned by the commercial organization: none

Personal membership of the Board of Directors of the commercial organization:

Kataya Dmitriy Valeryevich (chairman)
Year of birth: 1956
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Zashakuev Timur Zukarneevich
Year of birth: 1955
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Tanashev Ruslan Sultanovich
Year of birth: 1960
Share in the Issuer's authorized capital: 0,00193 %
Share of the issuer's voting shares: 0,00237 %

Shkurko Georgy Sergeevich
Year of birth: 1960
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

Personal membership of the collective executive body of this commercial organization:

Collective executive body does not exist.

Person acting as a sole executive organ:

Avagumyan Benyamin Suleimanovich
Year of birth: 1942
Share in the Issuer's authorized capital: none
Share of the issuer's voting shares: none

8.6.6. Data on Material Transactions Made by the Issuer

Any material transaction (groups of interrelated transactions) the amount of commitments under which is 10 and more per cent of the balance value of the issuer's assets according to its accounts for the last completed period under report, preceding the date of the transaction: none .

8.6.7. Data on Credit Ratings of the Issuer

Object of assigning the credit rating: Issuer

Credit rating as at the date of expiry of the last quarter under report:

Long-term corporate credit rating "B-".

History of changes of the credit rating for the last 5 complete financial years preceeding the date of expiry of the quarter under report with indication of the value of the credit rating and the date of its assignment (change):

Date of assignment (change)	Credit rating
27.12.2001	long-term local and foreign currency corporate credit ratings "CCC+"
02.04.2003	Raise of long-term corporate credit rating to 'B-' from 'CCC+'.

Full and abbreviated registered names, location of organization that assigned the credit rating:

Company " Standard & Poor's International Services Inc." (Standard & Poor's)

Location: 9th floor, 11, Gogolevskiy bulvar, Moscow, 121019.

Brief description of the method of assigning the credit rating:

Issuer's credit rating according to Standard & Poor's international scales expresses the current opinion on general credit capacity of the Issuer of bonds, underwriter or guarantee, business partner, its ability and intention to service its debt in full and in due time.

Standard & Poor's assigns ratings on the basis of transparent methodology taking into consideration quantitative and qualitative factors, financial risks and business risks only if there is sufficient information.

Depending on categories of issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility).

Other information about the credit rating specified at the Issuer's own discretion:

The rating action of 02.04.2003 reflects the net benefits of the merger of Southern Telecom with nine other fixed-line incumbents in the southern region of Russia that are controlled by the state-owned holding Svyazinvest. The merger has resulted in a stronger competitive position and improved business profile for the company. The outlook is stable. The new company--which had approximately 3x greater revenues of about $331 million in 2002 --should benefit from its larger scale by receiving better terms from vendors of telecoms equipment. The merger will also give it a stronger market position that is less vulnerable to weaknesses in a particular area or customer segment, and make it easier to access capital markets.

Offsetting these gains to some extent is the fact that the enlarged service area has marginally less attractive average market characteristics and will require integration work and additional investments to reconcile and improve network characteristics to a more uniform level across the whole area. It is expected that Southern Telecom will continue with its structural reorganization, management improvement, and network modernization, and that it will execute its business plan without materially weakening its financial profile and ability to service its debt obligations.

A manageable increase in debt is already factored into the rating on Southern Telecom. The rating assumes, however, that operating cash flow will be sufficient to service debt in the short-term and that

the company can return to free operating cash flow generation in the medium term as network investments are completed.

8.7. Data on Each Category of Issuer's Shares

Category: common

Form: registered non-documentary

Face value, RUR: 0,33

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): 2 960 512 964

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: 0

Number of declared shares: 130 814 345

Number of shares on the issuer's balance sheet: 0

Number of extra shares that may be **floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options:** 0

Data on the state registration of the issue:
Date of state registration: 09.09.2003
State registration No: 1-03-00062-A
State registration was made by: FCSM of Russia

Rights granted by shares to their holders:

Each ordinary share grants the shareholder – its owner -the equal scope of rights. Each ordinary shareholder shall be entitled:

- to take part in General Shareholders' Meeting pursuant to the current legislation of the Russian Federation;
- to receive dividends according to the order determined by the current Russian legislation and the present Charter in case the Company announces their payment;
- to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;
- to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;
- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.
- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;
- to alienate the shares held by him without consent of the Company and other shareholders;
- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;
- to demand redemption by the Company of all or part of shares held by him in cases and in order stipulated by the current legislation of the Russian Federation;
- to sell his shares to the Company in case the Company decided to buy them;
- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;
- to exercise his right of priority when acquiring extra shares distributed by public subscription and emissive securities convertible into shares in proportion to the quantity of shares owned by him;

Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the

number, category and par value of shares held by them (this information does not include the shareholders' addresses).

Any shareholder or group of shareholders that owns 1% or more of the Company's placed ordinary shares is/are entitled to bring suits against a member of the Company's Board of Directors, individual executive body, member of the collective executive body as well as managing organization or manager demanding indemnification of expense which may arise out of any act or failure to act of the aforementioned persons.

Shareholders that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.

Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.

Shareholders – holders of the Company's ordinary shares are granted other rights as stipulated by the current legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002

State registration was made by: FCSM of Russia

Category: preferred

Type: A

Form: registered non-documentary

Face value, RUR: 0,33

Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): 972 151 838

Number of extra shares in the process of floatation (number of shares of the extra issue, for which there has been no state registration of the report of the results of their issue, shares: 0

Number of declared shares: 32 711 532

Number of shares on the issuer's balance sheet: 0

Number of extra shares that may be **floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under issuer's options:** 0

Data on the state registration of the issue:

Date of state registration: 09.09.2003
State registration No: 2-03-00062-A
State registration was made by: FCSM of Russia

Rights granted by shares to their holders:

Each preferred Type A share shall grant its holder equal scope of rights.

Holders of preference Type A shares shall be entitled to receive annual fixed dividend except for the cases specified by the present Charter. The total amount to be paid as dividend on each of preference Type A share is set to be 10% of the net profit of the Company in the last fiscal year divided by the number of shares accounting for 25% of the charter capital of the company. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preference Type A share, the latter shall be increased up to the amount of dividend paid on the ordinary shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right if the issues of reorganization or liquidation of the Company are to be resolved or if the Meeting shall decide on introduction of amendments and additions to the Charter of the Company restricting the rights of holders of this type of shares.

The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right on all issues within its authority, starting from the annual General Shareholders' Meeting following the Meeting at which a resolution to pay dividend on this type of preferred shares was not passed, or a resolution to pay incomplete dividend amount on this type of preferred shares was passed. The right of shareholders – holders of the preference Type A shares to vote at the General Shareholders' Meeting shall be terminated as of the moment of the first payment of dividend made on the preference Type A shares in full.

The shareholders – holders of the preference Type A shares have the following rights:

- to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;
- to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;
- to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.
- to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;
- to alienate the shares held by him without consent of the Company and other shareholders;
- to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;
- to sell his shares to the Company in case the Company decided to buy them;
- to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;

These rights are granted to the shareholders – holders of the preference Type A shares if these shares are not voting ones.

The shareholders – holders of the preference Type A shares have the following rights if preference Type A shares have voting right on all issues within the authority of a General Shareholders' Meeting:

- Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).
- Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the

Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).

- Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.

- Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Management Board's meetings and to obtain copies of the aforesaid documents.

The shareholders – holders of the preference Type A shares are entitled to demand redemption of all or part of shares, held by them, by the Company in cases and in order stipulated by the effective legislation of the Russian Federation.

The holders of the preference Type A shares that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.

Shareholders – holders of the Company's preferred Type A shares are granted other rights as stipulated by the effective legislation of the Russian Federation, other legal documents and the present Charter.

Other information about shares specified at the Issuer's own discretion:

Data on the state registration of the report on the results of the issue:

Registration date: 26.02.2002

State registration was made by: FCSM of Russia

8.8. Data on Any Previous Issues of Issuer's Securities, Except for the Issuer's Stock

8.8.4. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

There are no issues all securities of which have been retired (cancelled) except for the Issuer's stock.

8.8.5. Data on Issues, the Securities of Which are Circulating

Total number of bonds in circulation (not redeemed), bonds: 1 504 572
Total nominal value of bond being in circulation (not redeemed), RUR: 1 509 416 800

Form of securities: bonds
Series: K-1
Type: interest-bearing
Form of securities: registered non-documentary
Date of registration: 15.08.2002
Registration number: 4-01-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration: 20.12.2002
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia

Par value of one security of the issue, RUR: 500
Total number of the issued securities, bonds: 500
Total value of the issue, RUR: 250 000

Rights granted by each security of the issue to their holders:

Each bond shall grant its holder equal scope of rights. Each bond holder shall be entitled:

- to get the face value of the Bond when the Bond is retired.
- to get the fixed interest of 0.1% the Bond face value when the Bond is retired
- if technically possible, to get access to the telephone network from one subscriber number in Nalchik, Kabardino-Balkarian Republic. A Bond holder shall pay the cost of telephone installation according to the active tariff.

The liquidation commission shall make payments to Bond holders in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation, namely:

- in the first place, payments are to be made to persons for whom the Company is responsible for health hazard by capitalization of the corresponding periodical payments;
- in the second place, dismissal pay and wages to persons working according to labor agreement as well as author's emoluments are to be paid;
- in the third place, payments to creditors are made according to liabilities guaranteed by the property of the Company under liquidation;
- in the fourth place, mandatory payments to budget and off-budget funds are to be made;
- in the fifth place, payments are made to other creditors in accordance with by the laws of the Russian Federation, bond holders being among them.

Rights granted by registered non-documentary bonds are exercised in relation to persons included in the register of bond holders.

Terms and the arrangements of the redemption:

Not earlier than on 1 October 2003 the bond owner shall send an application on redemption to the Issuer.

Redemption of the bonds by the Issuer is made by payment of par value and fixed income payment amounting to 0.1 percent of the bond's par value.

If the written application is not submitted, the Issuer is not released of its obligation to redeem the bonds of "K-1" series.

Payments of bonds redemption shall be made in turn of submitting the applications on redemption by the bonds owners during 30 days, not later than 31 December 2003.

Periodicity of payments to the bond owner: one-time payment

Forms of payments: in cash, cashless

Payments are made:

- in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ;
- by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).

Redemption period:

Launch date: 1.10.2003

Expiry date: 31.12.2003

Coupon income on the bonds, terms and the arrangements of its payment:

Amount of income on the bonds:

The bond owner shall be entitled to get fixed income payment amounting to 0.1 percent of the bond's par value at redemption.

Payout period of the income on the bonds of the issue: from 1.10.2003 till 31.12.2003

Procedure of bond income payments:

Not earlier than on 1 October 2003 the bond owner shall send an application on redemption to the Issuer.

Redemption of the bonds by the Issuer is made by payment of par value and fixed income payment amounting to 0.1 percent of the bond's par value.

If the written application is not submitted, the Issuer is not released of its obligation to redeem the bonds of "K-1" series.

Payments of bonds redemption shall be made in turn of submitting the applications on redemption by the bonds owners during 30 days, not later than 31 December 2003.

Periodicity of payments to the bond owner: one-time payment

Forms of payments: in cash, cashless

Payments are made:

- in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ;
- by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).

Information on fulfillment of obligations on bond income payments:

Payout period of bond income has not come yet.

Form of securities: bonds

Series: K-2

Type: interest-bearing

Form of securities: registered non-documentary

Date of registration:15.08.2002

Registration number: 4-02-00062-A

State registration authority performing the registration: FCSM of Russia

Information about state registration of the report on the issue's results:

Date of registration:20.12.2002

State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia

Par value of one security of the issue, RUR: 500

Total number of the issued securities, bonds: 500

Total value of the issue, RUR: 250 000

Rights granted by each security of the issue to their holders:

Each bond shall grant its holder equal scope of rights. Each bond holder shall be entitled:

- to get the face value of the Bond when the Bond is retired.
- to get the fixed interest of 0.5% the Bond face value when the Bond is retired
- if technically possible, to get access to the telephone network from one subscriber number in Nalchik, Kabardino-Balkarian Republic. A Bond holder shall pay the cost of telephone installation according to the active tariff.

The liquidation commission shall make payments to Bond holders in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation, namely:

- in the first place, payments are to be made to persons for whom the Company is responsible for health hazard by capitalization of the corresponding periodical payments;
- in the second place, dismissal pay and wages to persons working according to labor agreement as well as author's emoluments are to be paid;
- in the third place, payments to creditors are made according to liabilities guaranteed by the property of the Company under liquidation;
- in the fourth place, mandatory payments to budget and off-budget funds are to be made;
- in the fifth place, payments are made to other creditors in accordance with by the laws of the Russian Federation, bond holders being among them.

Rights granted by registered non-documentary bonds of "KabBalktelecom" – "UTK" PJSC branch are exercised in relation to persons included in the register of bond holders.

Terms and the arrangements of the redemption:

Not earlier than on 1 October 2003 the bond owner shall send an application on redemption to the Issuer.

Redemption of the bonds by the Issuer is made by payment of par value and fixed income payment amounting to 0.5 percent of the bond's par value.

If the written application is not submitted, the Issuer is not released of its obligation to redeem the bonds of "K-2" series.
Payments of bonds redemption shall be made in turn of submitting the applications on redemption by the bonds owners during 30 days, not later than 31 December 2002.
Periodicity of payments to the bond owner: one-time payment
Forms of payments: in cash, cashless
Payments are made:

- in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ;
- by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).

Redemption period:

Launch date: 1.10.2002

Expiry date: 31.12.2002

Coupon income on the bonds, terms and the arrangements of its payment:
Amount of income on the bonds:
The bond owner shall be entitled to get fixed income payment amounting to 0.5 percent of the bond's par value at redemption.

Payout period of the income on the bonds of the issue: from 1.10.2002 till 31.12.2002

Procedure of bond income payments:

Not earlier than on 1 October 2003 the bond owner shall send an application on redemption to the Issuer.
Redemption of the bonds by the Issuer is made by payment of par value and fixed income payment amounting to 0.5 percent of the bond's par value.
If the written application is not submitted, the Issuer is not released of its obligation to redeem the bonds of "K-2" series.
Payments of bonds redemption shall be made in turn of submitting the applications on redemption by the bonds owners during 30 days, not later than 31 December 2002.
Periodicity of payments to the bond owner: one-time payment
Forms of payments: in cash, cashless
Payments are made:

- in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ;
- by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).

Information on fulfillment of obligations on bond income payments:

The Issuer's obligations on the bond income payment have been already fulfilled.

Form of securities: bonds
Series: C-1
Type: interest-bearing
Form of securities: registered non-documentary
Date of registration:15.08.2002
Registration number: 4-03-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration:20.12.2002
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Total number of the issued securities, bonds: 3 566
Number of the placed bonds: 3 566
Number of the bonds in circulation: 3 546
Number of redeemed (cancelled) bonds: 20
Par value of one security of the issue, RUR: 2 500
Total value of the issue, RUR: 8 915 000

Rights granted by each security of the issue to their holders:

Each bond holder shall be entitled:

- to install telephone with top priority in time and place indicated in the bond.
- to get the fixed interest amounting to 1 percent of the bond's par value with payout period from May 10 to July 1 of the current year
- at maturity to get a par value of the bond except for the cost of telephone installation as at the date of its installation;
- to sell bonds in the secondary securities market making changes in the register before the maturity date. A Bond Holder may be changed without any limitations if the place of telephone installation is the same. The place of telephone installation (with or without change of the Bond holder) may be changed if it is technically possible in Severnaya Osetia - Alania Republic.

Terms and the arrangements of the redemption:

Form of the bond redemption:

Annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on the bonds.

A bond owner shall be entitled to install telephone with top priority in time and place indicated in the bond.

Terms and the arrangements of the redemption:

At maturity a Bond holder is entitled to get a par value of the bond except for the cost of telephone installation as at the date of its installation.

Maturity period for the bonds acquired:
from 01.05.1997 to 31.12.1997 is from 1 May 2003 to 1 July 2002
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003

Coupon income on the bonds, terms and the arrangements of its payment:

Amount of income on the bonds:

The bond owner shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be paid at one time with the interest payment on the bonds.

Payout period of the income on the bonds of the issue:

Maturity period for the bonds acquired:
from 01.05.1997 to 31.12.1997 is from 1 May 2003 to 1 July 2002
from 01.01.1998 to 25.03.1998 is from 1 May 2003 to 1 July 2003

Procedure of bond income payments:

At maturity a Bond holder is entitled to get a par value of the bond except for the cost of telephone installation as at the date of its installation.

Information on fulfillment of obligations on bond income payments:

The Issuer's obligations on the bond income payment have been already fulfilled.

Form of securities: bonds
Series: C-2
Type: interest-bearing
Form of securities: registered non-documentary
Date of registration: 15.08.2002
Registration number: 4-04-00062-A
State registration authority performing the registration: FCSM of Russia
Information about state registration of the report on the issue's results:
Date of registration: 20.12.2002
State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia
Total number of the issued securities, bonds: 6
Par value of one security of the issue, RUR: 300

Total value of the issue, RUR: 1 800

Rights granted by each security of the issue to their holders:

Each bond shall grant its holder equal scope of rights irrespective of the date of its acquisition at placement. Each bond holder shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value and to get its par value at the prescribed date. Income is paid annually as of March 26 of each year. At maturity the bond owner shall submit an application on redemption, after that the Bond holder shall get a par value of the bond and the interest income on the bond at the date set by the Issuer but not later than 7 (seven) business days from the date of submission of the application on redemption.

Terms and the arrangements of the redemption:

Form of the bond redemption:

Annual fixed income payment amounting to 1 percent of the bond's par value.

If "Sevosetinelectrosvyaz" – branch of "UTK" PJSC has a technical possibility a bond owner shall be entitled to redeem the bond before maturity by installation of a telephone with top priority. At the installation of a telephone a par value and interest income on the bond for the whole period are being redeemed.

Technical possibility of the telephone installation implies that:

- the address is located within the service area of "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;
- presence of unoccupied subscriber lines in main and secondary cables;
- presence of vacant number capacity at automatic telephone exchanges operating in this region.

Maturity period:

Launch date: 01.10.2005

Expiry date: 01.11.2005

Possibility of the bond redemption before maturity is provided.

Date prior to which the bonds cannot be redeemed before maturity.

Not determined.

Terms and the arrangements of the redemption before maturity:

Redemption before maturity is provided by installation of a telephone with top priority. At the installation of a telephone a par value and interest income on the bond for the whole period are being redeemed.

Technical possibility of the telephone installation implies that:

- the address is located within the service area of "Sevosetinelectrosvyaz" – branch of "UTK" PJSC;
- presence of unoccupied subscriber lines in main and secondary cables;
- presence of vacant number capacity at automatic telephone exchanges operating in this region.

Coupon income on the bonds, terms and the arrangements of its payment:

Amount of income on the bonds:

The bond owner shall be entitled to get annual fixed income payment amounting to 1 percent of the bond's par value.

Payout period of the income on the bonds of the issue: from 01.10.2005 to 01.11.2005

Procedure of bond income payments:

At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption.

Information on fulfillment of obligations on bond income payments:

Payout period of bond income has not come yet.

Form of securities: bonds

Series: 01

Type: interest-bearing

Form of securities: certificated pay-to-bearer

Full name of the bond issue: series 01 non-convertible interest-bearing certificated pay-to-bearer bonds with mandatory centralized custody

Date of registration: 15.08.2003

Registration number: 4-05-00062-A

State registration authority performing the registration: FCSM of Russia

Information about state registration of the report on the issue's results:

Date of registration: 21.10.2003

State registration authority performing the registration of the report on the issue's results : Federal Commission on Securities' Market of Russia

Total number of the issued securities, bonds: 1 500 000

Par value of one security of the issue, RUR: 1 000

Total value of the issue, RUR: 1 500 000 000

Rights granted by each security of the issue to their holders:

A Bond holder is entitled to get the face value of the Bond specified in paragraph 4 of the Resolution on the Bond Issue when the Bond is retired.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in paragraph 8.3 of the decision on the issue and payout period - in paragraph 8.3 of the decision on the issue.

A Bond holder is entitled to get the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.

A Bond holder is entitled to freely sell or otherwise alienate the Bond.

A Bond holder who bought a bond during primary distribution has no right to conduct transactions with this bond before the state registration of the report on the results of the bond issue pursuant to the legislation of the Russian Federation.

If the Issuer refuses to fulfill its obligations on bond issue, a Bond holder is entitled to exercise his rights in accordance with the procedure prescribed by paragraph 8.6 of the Resolution on the bond issue and paragraph 56.11 of the Prospectus on Bonds.

A Bond holder is not entitled to present a Bond of the issue for retirement before maturity except for the following cases:

1) coming into effect court decision on the Issuer's bankruptcy;
2) taking decision on the Issuer's liquidation by the Issuer's body authorized to take such decision;
3) coming into effect court decision on the Underwriter's bankruptcy;
4) taking decision on the Underwriter's liquidation by the Underwriter's body authorized to take such decision;
5) not meeting the commitments by the Issuer to pay coupon income on the bond issue within 10 (ten) business days from the date of payment of this coupon income specified in the Decision on the bond issue;
6) other case prescribed by the laws of the Russian Federation.

A Bond holder is entitled to demand fulfillment of the redemption commitment from the Underwriter if the Issuer does not fulfill this obligation. Procedure of bonds redemption by the Underwriter is specified in paragraph 11 of the Resolution on the bond issue and paragraph 56.14 of the Prospectus on Bonds. A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

The Issuer undertakes to ensure the rights of Bond holders if they observe the rules of exercise of rights established by the legislation of the Russian Federation.

Depositary providing centralized custody of issuer's securities:

Full registered name: "National Depositary Center" Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia, 103009

License:

No. of license: 177-03437-000010

Date of issue: 4.12.2000

Period: unlimited

Authority issuing the license: Federal Commission for Securities Market

Terms and the arrangements of the redemption:

Bonds are to be redeemed at their face value on the 1092-nd day from the first day of the bond placement (hereinafter referred to as "The maturity date") by the Issuer and/or the Issuer's payment agent which is:

Full registered name: "National Depositary Center" Non-commercial partnership

Abbreviated registered name: NDC

Location: 1/13 Sredniy Kislovskiy per., Moscow, Russia

Postal address: building 4, 1/13 Sredniy Kislovskiy per., Moscow, Russian Federation 125009

The Issuer is entitled to appoint other payment agents and cancel such appointments. Official notice of such appointments shall be published by the Issuer in the newspapers "Vedomosti" and/or "Izvestiya" and/or "Kommersant" not later than 10 (ten) working days prior to such actions.

If the maturity date happen to be week-end, holiday or any other day off in the Russian Federation , the due sum shall be paid out on the first business day after the maturity date. The Holder of Bonds is not entitled to claim any compensation for such delay of payment.

Repayment of Bonds are made to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. A Bond Owner, if it/he/she is not a depositor of the Depositary may authorize a Bond holder to receive amounts from the Bond yield (coupon) payment and Bond redemption.

It is presumed that a bond holder who is a depositor of the Depositary is authorized to receive amounts from the Bond yield (coupon) payment and Bond redemption.

Not later than four working days prior to the date of the Bond yield (coupon) payment and/or Bond redemption, a bond holder being a depositor of the Depositary and/or other parties who are not authorized by their clients to receive amounts from the Bond yield (coupon) payment and Bond redemption provides the Depositary with the List of Bond Owners, containing all essential elements necessary for Making up the List of Bond Holders and Bond Owners , as set forth below.

Repayment of Bonds is made for the benefit of owners of the Bonds being those as of the end of working hours of the Depositary, previous to the fifth business day before the maturity date (further under the text - " Date of making up a list of owners and Holders of Bonds with a view of their redemption).

Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds with a view of redemption, declares appropriate including in case of alienation of Bonds after Date of making up a list of owners and Holders of Bonds with a view of redemption.

Not later than 2 (two) working days prior to the Maturity Date the Depositary provides the Issuer with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds with a view of the bond redemption including the following data:

a) A full name of the person, authorized to receive the redemption sums under Bonds.

If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive the sums of repayment under Bonds, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get the sums of repayment under Bonds, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive the sums of repayment under Bonds;

c) Location and postal address of the person, authorized to receive the sums of repayment under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive the sums of repayment under Bonds, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive the sums of repayment under Bonds;

f) The tax status of the person authorized to receive the sums of repayment under Bonds (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

A Bond Holder independently monitors the completeness and actuality of the data provided by it to the Depositary (the information necessary for execution of obligations under Bonds). Should the said data fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the Depositary's data. In this case obligations of the Issuer are considered executed in full and properly.

Not later than 1 (one) working day before the Maturity Date, the Issuer transfers the appropriate money to the Payment Agent's account.

At repayment of Bonds the coupon income is paid for last coupon period also.

On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive Bond redemption amounts.

As at the date of Bonds redemption the Payment Agent transfers the appropriate money to accounts of the persons authorized to get the sums of redemption under Bonds, specified in the list of the Bond Holders and Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as Bond redemption payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds.

Obligations of the Issuer on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for face-value of Bonds and the coupon income for the last coupon period in favour of owners and Holders of Bonds.

Bonds are being charged off the accounts of depot in the Depositary at repayment of all Bonds after execution by the Issuer and/or Payment Agent of the obligations on transferring amounts required to fulfill the payment commitments on Bonds redemption and payment of the coupon income for the last coupon period.

The Certificate is to be cancelled after all Bonds are written off the accounts of depot of the Depositary.

Size of interest yield (coupon income) on Bonds, procedure and terms of its payment.

Procedure of calculating income paid under each bond:

Coupon period		Coupon income
Launch date	**Expiry date**	
1. Coupon: first		
Launch date of the first	Expiry date of the first	The size of each coupon income is determined

coupon is the first day of the bond placement.	coupon is the 182nd day from the first day of the bond placement.	according to the following formula: Kj = Cj*Nom * (T (j) - T (j-1)) / (365*100 %), Where, j - a serial number of the coupon period, j=1, 2, 3, 4, 5, 6; Kj - size of the coupon income on each Bond (RUR).; Nom - face-value of one Bond (RUR).; Cj - the size of the interest rate of j-th coupon, in percentage annual; T (j-1) - a launch date of j-th coupon period; T (j) – an expiry date of j-th coupon period. The size of coupon income for each coupon is to be determined to within one copeck (the rounding off of the second sign after a point is made by rules of a mathematical rounding off, namely: in case the third sign after a point more or is equal 5, the second sign after a point increases for unit in case the third sign after a point is less 5, the second sign after a point does not change). Annual yield on the first coupon is to be fixed during the auction on the first day of the bond placement

2. Coupon: second

Launch date of the second coupon is 182-nd day from the first day of the bond placement.	Expiry date of the second coupon is the 364th day from the first day of the bond placement.	Method of determination of the coupon income under the second coupon is the same as for the first coupon. The interest yield for the second coupon will be equal to the interest rate for the first coupon.

3. Coupon: third

Launch date of the third coupon is 364-th day from the first day of the bond placement.	Expiry date of the third coupon is the 546th day from the first day of the bond placement.	Method of determination of the coupon income under the third coupon is the same as for the first coupon. The interest yield for the third coupon will be equal to the interest rate for the first coupon.

4. Coupon: fourth

Launch date of the fourth coupon is 546-th day from the first day of the bond placement.	Expiry date of the fourth coupon is the 728th day from the first day of the bond placement.	Method of determination of the coupon income under the fourth coupon is the same as for the first coupon. The interest yield for the fourth coupon will be equal to the interest rate for the first coupony.

5. Coupon: fifth

Launch date of the fifth coupon is 728-th day from the first day of the bond placement.	Expiry date of the fifth coupon is the 910th day from the first day of the bond placement.	Method of determination of the coupon income under the fifth coupon is the same as for the first coupon. The interest yield for the fifth coupon will be equal to the interest rate for the first coupon

6. Coupon: sixth

Launch date of the sixth coupon is 910-th day from the first day of the bond placement.	Expiry date of the sixth coupon is the 1092nd day from the first day of the bond placement.	Method of determination of the coupon income under the sixth coupon is the same as for the first coupon. The interest yield for the sixth coupon will be equal to the interest rate for the first coupon.

Order and term of payment of the income on bonds:

Coupon period		**Period(date) of coupon income payment**	**Date of making up the list of Bond owners for payment of coupon income**
Launch date	**Expiry date**		
1. Coupon: first			
Launch date of the first	Expiry date of the first	Date of the first coupon	Payment of coupon

coupon is the first day of the bond placement.	coupon is the 182nd day from the first day of the bond placement.	income payment is the 182nd day from the first day of the bond placement.	income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.

Procedure Coupon Yield payment:

Payment of the coupon yield on the Bonds is effected by the Issuer or/and a payment agent upon instructions of the Issuer on the expiry date of the coupon period. Should the expiry date of the Bonds coupon period fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the expiry date of the coupon period. The bond owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Payment of the Bond yield is effected in the currency of the Russian Federation in the non-cash order to the persons included by the Depositary in the list of owners and holders of Bonds, for the benefit of owners of Bonds. A Bond Owner, if it/he/she is not a depositor of the Depositary may authorize a Bond holder to receive amounts from the Bond yield (coupon) payment and Bond redemption.

It is presumed that a bond holder who is a depositor of the Depositary is authorized to receive amounts from the Bond yield (coupon) payment .Not later than three working days prior to the date of the Bond yield (coupon) payment, a bond holder being a depositor of the Depositary and/or other parties who are not authorized by their clients to receive amounts from the Bond yield (coupon) payment provides the Depositary with the List of Bond Owners, containing all essential elements necessary for Making up the List of Bond Holders and Bond Owners , as set forth below.

Payment of coupon income on Bonds is made for the benefit of owners of the Bonds being those as of the end of working hours of the Depositary, previous to the fourth business day before the date of payment of the coupon income (further under the text - " Date of making up a list of owners and Holders of Bonds for payment of coupon income).Execution of obligations in relation to the Bond owner being those at the date of making up a list of owners and Holders of Bonds with a view of payment of coupon income, is considered as due and proper, including the case of Bonds alienation after Date of making up a list of owners and Holders of Bonds with a view of payment of coupon income. Not later than 2 (two) working days prior to the Date of payment of coupon income the Depositary provides the Issuer with the list of owners and Holders of the Bonds, made on Date of making up the list of owners and Holders of Bonds with a view of the payment of coupon income including the following data:

a) A full name of the person, authorized to receive sums of coupon income under Bonds. If Bonds are transferred by the owner to the Holder and the Holder is authorized to receive sums of coupon income, the full name of the Holder shall be specified. If Bonds have not been transferred to the Holder and-or the Holder is not authorized by the owner to get sums of coupon income, the full name of the owner of Bonds (First name, middle initial, last name the owner - for the physical person) shall be specified:

b) Number of the Bonds on the account of depot of the owner or inter-deposit account of depot of the Holder of Bonds, authorized to receive sums of coupon income;

c) Location and postal address of the person, authorized to receive sums of coupon income under Bonds;

d) The name and essential elements of the bank account of the person, authorized to receive sums of coupon income, namely:

- Number of the account;
- The name of bank in which the account is open;
- The correspondent account of bank in which the account is open;
- Bank identification code (BIK) of bank in which the account is open;

e) Tax-payer's Identification number (TIN) of the person, authorized to receive sums of coupon income under Bonds;

f) The tax status of the person authorized to receive sums of coupon income (resident, non-resident with permanent representative office in the Russian Federation, non-resident without permanent representative office in the Russian Federation, etc.).

A Bond Holder independently monitors the completeness and actuality of the data provided by it to the Depositary (the information necessary for execution of obligations under Bonds). Should the said data fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of the Depositary's data. In this case obligations of the Issuer are considered executed in full and properly. Not later than 1 (one) working day before the Date of coupon income payment, the Issuer transfers the appropriate money to the Payment Agent's account. On the basis of the list of Bond Owners and Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each Bond Owner and Holders authorized to receive sums of coupon income on Bonds.As at the date of payment of coupon income the Payment Agent transfers the appropriate money to accounts of the persons authorized to get sums of coupon income under Bonds, specified in the list of the Bond Holders and Owners.

If one person is authorized to receive sums of coupon income for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner. The Bond holders who are not owners of Bonds, transfer money received as sums of coupon income payment to the Bond owners according to the procedure determined between the Holder of Bonds and the owner of Bonds.

Obligations of the Issuer on payment of coupon income on Bonds redemption are considered executed after charge-off of money from the correspondent account of the bank serving the Issuer and-or the correspondent account of the bank / credit organization of the Payment agent in return for the coupon income in favour of owners and Holders of Bonds.

2. Coupon: second

Launch date of the second coupon is 182-	Expiry date of the second coupon is the	Date of the second coupon income payment is the	Payment of the coupon income on bonds are

nd day from the first day of the bond placement.	364th day from the first day of the bond placement.	364th day from the first day of the bond placement.	made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the second coupon income payment is the same as that of the first coupon income payment.			

3. Coupon: third

Launch date of the third coupon is 364th day from the first day of the bond placement.	Expiry date of the third coupon is the 546th day from the first day of the bond placement.	Date of the third coupon income payment is the 546th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the third coupon income payment is the same as that of the first coupon income payment.			

4. Coupon: fourth

Launch date of the fourth coupon is 546th day from the first day of the bond placement.	Expiry date of the fourth coupon is the 728th day from the first day of the bond placement.	Date of the fourth coupon income payment is the 728th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the fourth coupon income payment is the same as that of the first coupon income payment.			

5. Coupon: fifth

Launch date of the fifth coupon is 728th day from the first day of the bond placement.	Expiry date of the fifth coupon is the 910th day from the first day of the bond placement.	Date of the fifth coupon income payment is the 910th day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.
Procedure of coupon income payment: Procedure of the fifth coupon income payment is the same as that of the first coupon income payment.			

6. Coupon: sixth

Launch date of the sixth coupon is 910th day from the first day of the bond placement.	Expiry date of the sixth coupon is the 1092nd day from the first day of the bond placement.	Date of the sixth coupon income payment is the 1092nd day from the first day of the bond placement.	Payment of the coupon income on bonds are made for the benefit of owners of Bonds being

			those as of the end of business day of the Depositary , previous to the fifth working day before date of payment of the income on Bonds.

Procedure of coupon income payment: Procedure of the sixth coupon income payment is the same as that of the first coupon income payment. Income under the sixth coupon is paid simultaneously with repayment of Bonds

Kind of security: underwriting

8.8.6. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

No such issues.

8.9. Data on the Person(s) Providing Security for the Bonds of the Issue

Full registered name: Closed joint-stock company " Management company " Baltic Financial Agency "

Abbreviated name: CJSC " Management company "BFA"

Location: 212, Moskovskiy pr., Saint Petersburg, 196066

8.10. Conditions of Ensuring Fulfillment of Commitments under the Bonds of the Issue

Kind of security: underwriting.

Volume of security that the Underwriter provides for Bond owners in case of default by the Issuer of the payment commitments on Bonds (payout of par value, coupon income payment, other property rights granted by the bonds):

Maximum sum - the size of obligations of the Underwriter under the given security, shall not exceed 1500000000 (one and a half billion) roubles.

Underwriting is an unconditional and irrevocable commitment of the Underwriter to each owner of Bonds to pay the sum equal to par value of Bonds, to be paid by the Issuer according to the Decision on Bond Issue and the Prospectus of Bonds (hereinafter referred to as - terms of Bond Issue) to any owner of Bonds, for any reason, in time, currency and at the date, stipulated by terms of Bond Issue within the limits of the Maximum sum.

Acquisition of Bonds means the conclusion of contract of the guarantee among the purchaser of Bonds (further – Bond owners) and the Underwriter. Rights under the specified contract of guarantee shall be transferred to a purchaser together with other rights on Bonds in the same volume and on the same conditions which exist at the moment of transferring such rights.

The Underwriter and the Issuer carry joint liability before Bond owners under obligations to pay par value of the Bonds arising in connection with Bond issue and placement.

Procedure of making claims by Bond owners to the Underwriter

Under condition of reception of the notice from the owner of Bonds about non-fulfillment of payment by the Issuer the Underwriter undertakes to provide (without any demand to the owner of Bonds to take measures concerning the Issuer or any other person) fulfillment of such payment as though the Underwriter has been specified instead of the Issuer as the basic person who has accepted the terms of Bond issue so that the Owner of Bonds would receive the same sum of the same currency as he should receive if this payment would be made by the Issuer according to terms of Bond issue, within no more than 70 (seventy) days after the date of such payment, but as a whole not later than 10 (ten) days after receiving the notice from the owner of Bonds.

The notice should be made in writing and sent to the Underwriter by registered mail or handed the authorized representative of the Underwriter on receipt.

The notice may be directed to the Underwriter during 60 (sixty) days from the moment of non-fulfillment of payment by the Issuer to the postal address of Joint-Stock Company " Management company "BFA": 212, Moskovskiy pr., Saint Petersburg, 196066 Russia

The following documents should be enclosed to the notice:

- A copy of an extract from the account of depot (inter-deposit account) of the Depositary of the owner of Bonds in the Depositary as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of Bonds;
- A copy of an extract from the account of depot of the owner of Bonds as at the date of making up of the list of Holders of Bonds as it is determined in the Decision on Bond issue and the Prospectus of the Bonds, certified by the Depositary of the owner of Bonds in case the account of Bonds is carried out in the Depositary of the owner of Bonds having inter-deposit account in the Depositary;
- The documents confirming powers of persons who have signed the claim on behalf of the owner of Bonds (in case of presentation of the claim by the authorized persons of the owner of Bonds);
- Notarized samples of signatures of the persons who have signed the claim on behalf of the owner of Bonds.

The notice should include amount of money to be paid to the owner of Bonds under the underwriting as well as description of the breach of the Issuer's obligations secured by the Underwriter.

Claim to the Underwriter can be made by a person – depositor of the Depositary which keeps the bonds(hereinafter referred to as - "Bond Holder") for the benefit of Bond owners being depositors of such Bond Holder. In this case, Bond Holder should confirm its powers in the claim applications on behalf of owners of Bonds.

The notice should contain payment essential elements and other data of the person making the claim (the name for the legal person or a surname, name and patronymic for the physical person, the address of his site (residence), TIN, for physical persons - passport data, for legal persons - codes OKPO and OKVED (OKONKh), for bank establishments - BIK), necessary for transferring money to the owner of Bonds. The claim on payment of cash shall not be satisfied.

Within 10 (ten) days from the date of receiving the above-stated documents, the Underwriter shall carry out their check and in case they meet the requirements of the present Guarantee, fulfill payment of the sum due to the owner of Bonds, according to the payment essential elements specified in the claim. Obligations of the Underwriter are considered executed from the moment of charge-off of the corresponding sum from the account of the Underwriter for the benefit of the owner of Bonds.

If the Notice or the enclosed documents do not meet the requirements of the present Guarantee, the Underwriter is obliged to send notification on the reasons of refusal to satisfy the claim of the Bond owner to the owner of Bonds not later than 5 (five) working days from the moment of receiving the requirement.

The Issuer's net assets as of the date of providing security, RUR ths: 12 362 359

Net assets of the juridical person underwriting the Issuer's bond issue, RUR ths: 2 896

8.11. Data on Organizations Registering Titles to Issuer's Securities

Full registered name: Private Joint –Stock Company "Registrator-Svyaz"
Abbreviated registered name ZAO " Registrator-Svyaz "
Location: 15a, Kalanchevskaya Str., Moscow, 107078
Phone: (095) 933-42-21 **Fax:** (095) 933-42-21
e-mail: regsw@asvt.ru

License:
Number: 10-000-1-00258
Date of issue: 1.10.2002

Valid till: unlimited

Authority issuing the license: Federal Commission for the Securities Market of the Russian Federation

Date since which the Issuer's registered securities register is kept by the said registrar: 01.07.2002

8.12. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

1. Law of the Russian Federation of 09.10.92 № 3615-1 "On Currency Exchange Regulation and Control";

2. Federal Law of 07.08.2001 № 115-FZ "On Counteractions to Money-Laundering and Financing Terrorism".

3. Federal Law of July 9, 1999 N 160-FZ "On Foreign Investments in the Russian Federation".

4. Decree of the Government of the Russian Federation of June 9, 2001 N 456 "On Conclusion of the Agreement between the Government of the Russian Federation and governments of foreign countries on Stimulation and Mutual Protection of Capital Investments"

8.13. Description of the Taxation Procedure for Income under Issuer's Placed Securities

Taxation of income under Bonds is carried out in full accordance with the active legislation of the Russian Federation.

Tax rates

Income	Juridical persons		Natural persons	
	Residents	Non-residents	Residents	Non-residents
Coupon income and amount of the bond redemption	24% (including: 6% - to Federal budget; 16% to the budget of the object of the Russian Federation ; 2% to the municipal budget)	20%	13%	30%
Income from Bond sales	24% (including: 6% - to Federal budget; 16% to the budget of the object of the Russian Federation ; 2% to the municipal budget)	20%	13%	30%

The taxation order of natural persons.

Kind of the tax - tax on income.

Individuals being tax residents of RF pay the tax for the following types of gained income from operations with stock:

- Dividends and interest income received from the Russian organization as well as interest income received from the Russian individual businessmen and (or) the foreign organization having permanent representative office in the Russian Federation;

- Income from realization of shares or other securities as well as shares of authorized capital of the organizations.

Tax base.

The income of the tax payer received as material benefit is the material benefit received from purchase of securities . The tax base is determined as excess of market cost of the securities determined in view of limit border of fluctuations of a market price of securities, over the sum of actual charges of the tax payer on their purchase. The order of definition of a market price of securities and limit border of fluctuations of a market price of securities is established by the federal body regulating securities market.

When determining the tax base for income from operations with stock, the income gained from the following operations is taken into account:

purchase and sale of securities circulating in the organized securities market;

purchase and sale of securities that are not circulating in the organized securities market.

The income (loss) related to operations of purchase and sale of securities is determined as the sum total of income on the aggregate of transactions with securities of the respective category made during the taxation period, less the amount of losses.

The income (loss) related to a transaction of purchase and sale of securities is determined as the difference between the amounts obtained from realization of securities and the expenses for acquisition, realization and care of securities, actually incurred by the tax-payer (including expenses reimbursable to a professional participant of the securities market) and proven by documents. The said expenses include:

amounts paid to the seller according to the contract;

payment for the services provided by the depositary;

commission to professional participants of the securities market;

stock exchange fee (commission);

registrar's remuneration;

other expenses directly related to purchase, sale and care of securities and paid for services provided by professional participants of the securities market in the framework of their professional activities.

The income from a transaction of purchase and sale of securities circulating in the organized securities market is lessened by the amount of interest paid for the use of monetary funds attracted for the transaction of purchase and sale of securities, within the limits of the amounts calculated proceeding from the active refinancing rate of the Central Bank of the Russian Federation.

For a transaction with securities circulating in the organized securities market, the amount of loss is determined taking into account the limit border of the securities market price fluctuations.

Securities circulating in the organized securities market include securities allowed for trading by organizers of trade having the license of the federal body regulating securities market.

The market quotation of the security circulating in the organized securities market is the average price of security under transactions made within trading day through the professional participants of the securities market. If there were two and more organizers of trade, the tax payer is entitled to choose independently the market quotation of security of one of the organizers of trade. If the average price is not calculated by the professional participants of the securities market, half of the sum of maximal and minimal prices of the transactions accomplished within trading day through this professional participants of the securities market is accepted for the average price.

If charges of the tax payer on purchase, realization and storage of securities cannot be related directly to the expenses on purchase, realization and storage of the concrete securities, the specified charges are distributed proportionally among the securities according to their prices. The price of securities is determined as of the date of making of these charges

If tax-payer's expenses cannot be evidenced by documents, he is entitled to resort to the property tax deduction prescribed by the first paragraph of subitem 1 of item 1 of Article 220 of the Taxation Code of the Russian Federation.

Loss related to operations with securities circulating in the organized securities market resulted from the specified transactions accomplished in the tax period, reduces tax base of operations of sale and purchase of securities of the given category.

Income on operations of sale and purchase of the securities which are not circulating in the organized securities market which at the moment of their purchase met the requirements, established for the securities circulating in the organized securities market, may be reduced by the sum of loss in the tax period from operations of sale and purchase of the securities circulating in the organized securities market.

Date of actual reception of the income:

- Day of payment of the income, including transfer of the income to the tax payer's bank accounts or by his order to accounts of the third parties - at reception of income in the monetary form;

- Day of purchase of securities.

The tax base on operations of sale and purchase of securities and operations with financial tools of

urgent transactions is determined upon termination of the tax period. Calculation and payment of the tax amount is effected by the fiscal agent upon expiry of the tax period or when it pays money to the tax-payer before the expiry of the respective tax period.

If the fiscal agent makes payments before the expiration of the respective tax period the tax is paid from income share determined according to the present article, corresponding to the actual sum of paid money. The income share is determined as product of total sum of income and the sum of payment to the cost value of securities determined as at the date of payment of money resources on which the tax agent represents itself as the broker. If money resources are paid to the tax payer more than once during the tax period, calculation of the tax amount is made by an increasing result taking into account advance tax payments.

Cost value of securities is determined on the basis of actually made and documentary confirmed charges on their purchase.

Payment of money resources implies payment of cash, transfer of money to the bank account of the natural person or to the account of the third party on behalf of the natural person.

If it is impossible to deduct the calculated tax amount from the tax-payer, the fiscal agent (broker, asset manager or another person effecting operations under a contract of agency, contract of commission or another contract in favour of the tax-payer) notifies in writing the tax authority in its registration location within one month from the moment such a circumstance arises on the impossibility of the said deduction and on the amount of the tax-payer's debt. In this case tax is to be paid in accordance with article 228 of the Tax Code of the Russian Federation.

The order of the taxation of legal persons.

Kind of the tax - tax on income.

Taxable income includes:

- Proceeds from realization of property rights (income of realization);
- interest yield under securities and other liabilities;

Tax base.

Income of the tax payer from operations on realization or other retirement of securities (including repayments) is determined on the basis of the price of realization or other retirement of securities and the sum of the accumulated coupon income paid by the buyer to the tax payer, as well as the sum of the coupon income paid to the tax payer by the Issuer. Income from realization or other retirement of securities does not include coupon income amounts which has been taxed earlier.

Expenses at realization (or other retirement) of securities are determined on the basis of the price of purchase of a security (including charges on its acquisition), expenses for its realization, size of discounts from estimated cost of investment funds, sum of the the accumulated coupon income paid by the the securities' seller by the tax payer. Expenses does not include coupon income amounts which has been taxed earlier.

Securities are considered circulating in the organized securities market only at simultaneous observance of the following conditions:

1) they are allowed for circulation at least by one professional participant of the securities market entitled to do it according to the national legislation;

2) information on their prices (quotations) is published in mass media (including electronic) or can be submitted by the professional participants of the securities market or other authorized person to any interested person within three years after the date of transactions with securities;

3) market quotation is being calculated for these securities when it is stipulated by the corresponding national legislation.

Market price of the securities circulating in the organized securities market , for the tax purposes is the actual price of realization or other retirement of securities if this price is within the limits of minimal and maximal prices of transactions (an interval of prices) with the specified security registered by the professional participant of the securities market as at the date of the corresponding transaction. If the securities circulating in the organized securities market are traded at the price that is lower than a floor price of transactions for the organized securities market, then the floor price of the

transaction in the organized securities market is taken into account for determining the financial result.

Accumulated coupon income is a part of coupon income which payment is stipulated by conditions of issue of such securities valuable paper, calculated in proportion to the number of days after the date of securities issue or date of payment of the previous coupon income up to the date of the transaction (the date of securities' transfer).

The actual price of realization or other retirement of the securities which are not circulating in the organized securities market is taken into consideration for the purposes of the taxation if at least one of the following conditions is met:

1) the actual price of the corresponding transaction lies within the limits of the prices of similar (identical, homogeneous) securities registered by the professional participant of the securities market at the date of fulfilment of the transaction or at the date of the nearest trading session, taken place prior to the date of fulfilment of the corresponding transaction, if the trading sessions of the professional participant of the securities market included these securities at least once within previous 12 months;

2) the deviation of the actual price of the corresponding transaction is within the limits of 20 percent from the average price of similar (identical, homogeneous) securities calculated by the professional participant of the securities market in accordance with the trading results rules established by him as at the date of conclusion of such transaction or at the date of the nearest trading session, taken place prior to the date of fulfilment of the corresponding transaction, if the trading sessions of the professional participant of the securities market included these securities at least once within previous 12 months.

Tax base on operations with securities is determined by the tax payer separately, except for tax base on operations with the securities, determined by professional participants of securities market. Thus tax payers (except for the professional dealers of securities market) determine tax base on operations with the securities circulating in the organized securities market separately from tax base on operations with the securities which are not circulating in the organized securities market.

At realization or other retirement of securities the tax payer chooses independently and in accordance with accounting policy one of the following methods of writing-off the cost of retired securities

1) taking into account cost of first acquisitions (FIFO);

2) taking into account cost of last acquisitions (LIFO););

3) taking into account cost of one unit.

Tax payers who have incurred losses from operations with securities in the previous tax period or during the previous tax periods, are entitled to reduce the tax base of operations with securities in the accounting (tax) period (to transfer the specified losses to the future) in the order and on conditions established by article 283 of the Taxation Code of the Russian Federation.

Losses from operations with the securities which are not circulating in the organized securities market incurred during the previous tax period (previous tax periods), can be accounted for reduction of tax base from operations with such securities, determined in the accounting (tax) period. Losses from operations with the securities circulating in the organized securities market, incurred in the previous tax period (the previous tax periods), can be accounted for reduction of tax base from operations on realization of the given category of securities.

Carry-over of losses from operations with securities circulating in the organized securities market and with securities that are not circulating in the organized securities market is to be effected separately for the said categories of securities within the profit gained from operations with the said categories of securities.

Taxation of income in the form of dividend is carried out in full accordance with the active legislation of the Russian Federation.

Tax rates

Legal persons		Natural persons	
Residents	Non-residents	Residents	Non-residents
6 %	15 %	6 %	30 %

Pecularities of determining tax base of income gained from share holding in other organizations.

Tax amount of income gained from share holding in other organizations (hereinafter referred to as - dividends) is determined on the basis of the following provisions.

1. If source of income of the tax payer is the foreign organization, the tax amount on the received dividends is determined by the tax payer on his own on the basis of the sum of the received dividends and tax rate of 15 percent (for income gained as dividends from the Russian organizations by the foreign organizations, and for income received as dividends by the Russian organizations from the foreign organizations).

Thus the tax payers receiving dividends from the foreign organization, including through a permanent representative office of the foreign organization in the Russian Federation, have no right to reduce the tax amount calculated according to the present chapter, by the sum of the tax calculated and paid at the location of the source of income if other is not stipulated by the international contract.

2. For tax payers - residents of the Russian Federation gaining income in the form of dividends except for that specified in item 1, the tax base of income gained from share holding in other organizations, is determined by the fiscal agent taking into consideration the pecularities established by the present item.

A Russian organization is the source of the tax-payer's income, the said organization being recognized as the fiscal agent. In such a case, the amount of the tax to be deducted from the tax-payer's income who receives dividend is calculated by the fiscal agent.

The tax amount to be deducted from taxable income of the tax payer - recipient of dividends, is calculated by the fiscal agent on the basis of the total tax amount calculated in the order, established by the present item, and share of each tax payers in the total sum of dividends.

The total tax amount is determined as product of the tax rate of 6 percent and differences between the sum of the dividends to be distributed among shareholders (participants) in the current tax period, reduced by the sums of the dividends subject to payment by the tax agent according to item 3 of the present article in the current tax period, and the sum of the dividends received by the fiscal agent himself in the current accounting (tax) period and the previous accounting (tax) period if the given amounts of dividends have not been taken into account in calculation of the taxable income in the form of dividend earlier. In case the received difference is negative, the duty on tax payment does not arise and compensation from the budget is not made.

3. Peculiarities of taxation for foreign organizations that do not operate through a permanent representative office in the Russian Federation and gain income from sources in the Russian Federation

The following types of income gained by a foreign organization, that are not related to its business operations in the Russian Federation are included in income of a foreign organization from sources in the Russian Federation and are subject to a tax deducted from the source of income payment:

- dividend paid to a foreign organization being a shareholder (participant) of Russian organizations;

- income from realization of shares of Russian organizations, over 50 per cent of the assets of which consist of real estate situated in the territory of the Russian Federation.

Tax rate:

15 per cent – on income gained in the form of dividend from Russian organizations;

30 per cent – income gained by individuals being tax non-residents of the Russian Federation

8.14. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on Stated (Accrued) and Paid Dividend under Issuer's common stock:

Name	1998	1999	2000	2001	2002
Stock category, type – for preferred shares	common stock	common stock	common stock	common stock	common stock
Amount of stated (accrued) dividend under issuer's shares of each category per	0,6	1,94	2,94	0,18908	0,0812

Name	1998	1999	2000	2001	2002
share					
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category	6 332 055	20 473 664	31 027 070	217 492 829	240 393 653
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 8 of 02.06.1999.	Minutes № 9 of 31.05.2000	Minutes № 10 of 30.05.2001	Minutes № 12 of 21.06.2002	Minutes № 14 of 25.06.2003
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 31.12.1999	Not later than 31.12.2000	Not later than 31.12.2001	Not later than 31.12.2002	Not later than 31.12.2003
Form and other terms of payment of the stated dividend under the issuer's shares	In cash	In cash	In cash	In cash	In cash
Period under report, for which the stated dividends under the issuer's shares are (were)paid	One year	One year	One year	One year	One year
Total amount of paid dividend	6 332 055	20 473 664	31 027 070	124 555 603	134 369 215
Reasons of non-payment of the stated dividends	-	-	-	Wrong essential elements, shareholders' addresses have changed	Being paid

Data on Stated (Accrued) and Paid Dividend under Issuer's preferred stock:

Name	1998	1999	2000	2001	2002
Stock category, type – for preferred shares	Preferred type A shares	Preferred type A shares	Preferred type A shares	Preferred type A shares	Preferred type A shares
Amount of stated (accrued) dividend under issuer's shares of each category per share	3	8,32	11,06	0,18908	0,1607
Amount of stated (accrued) dividend under issuer's shares in the aggregate for all shares of one category	10 553 475	29 268 304	38 907 145	72 497 266	156 224 800
Name of the Issuer's governing body taking the decision on (stating) payment of dividend under issuer's shares:	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting	General Shareholders' Meeting
Date of the General Shareholders' Meeting, Date and Number of the minutes of the meeting of the issuer's governing body taking the decision on payment (stating) of dividend:	Minutes № 8 of 02.06.1999.	Minutes № 9 of 31.05.2000	Minutes № 10 of 30.05.2001	Minutes № 12 of 21.06.2002	Minutes № 14 of 25.06.2003
Time fixed for payment of the stated dividend under the issuer's shares	Not later than 01.08.1999	Not later than 30.07.2000	Not later than 29.07.2001	Not later than 20.08.2002	Not later than 24.08.2003
Form and other terms of payment of the stated dividend under the issuer's shares	In cash	In cash	In cash	In cash	In cash
Period under report, for which the stated dividends under the issuer's shares are (were)paid	One year	One year	One year	One year	One year
Total amount of paid dividend	10 553 475	29 268 304	26 118 970	60 245 387	131 130 609
Reasons of non-payment of	-	-	Wrong essential	Wrong essential	Wrong essential

Name	1998	1999	2000	2001	2002
the stated dividends			elements, shareholders' addresses have changed	elements, shareholders' addresses have changed	elements, shareholders' addresses have changed

Data on paid income under the Issuer's bonds:

Type of securities (bonds), series, form and other identification characteristics of the bond issue	Registered non-documentary series K-1 bonds	Registered non-documentary series K-2 bonds	Registered non-documentary series C-1 bonds	Registered non-documentary series C-2 bonds
The state registration Number of the bond issue and date of the state registration	4-01-00062-A	4-02-00062-A	4-03-00062-A	4-04-00062-A
Date of the state registration of the report on the results of the bond issue	20.12.2002	20.12.2002	20.12.2002	20.12.2002
Number of bonds of the issue	500,00	500	10 450	7 000
Face value of each bond of the issue and total par value of the bond issue	500,00	500	2 500	300
Type of income paid under the bond issue (par value, coupon income, other)	Face value, interest rate	Face value, interest rate	Face value, interest rate	Face value, interest rate
Amount of income to be paid under the bond issue per bond, RUR	500,50	502,50	At maturity a Bond holder is entitled to get a par value of the bond except for the cost of telephone installation as at the date of its installation.	Annual fixed income payment amounting to 1 percent of the bond's par value. If technically possible in "Sevosetinelectrosvyaz" – branch of "UTK" PJSC , a bond owner shall have the right of advance repayment of the bond by installation of telephone with top priority not later than one year from the date of the bond primary placement. At that face value of the bond and interest income on it for all period are being retired.
Amount of income to be paid under the bond issue, in the aggregate for all bonds, RUR	250 250,00	251 250,00	1 306 250	Not applicable
Time fixed for payment of income under the bond issue	c 01.10.2003 по 31.12.2003	c 01.10.2002 по 31.12.2002	10.05.2000 - 01.07.2003	01.10.2005 - 01.11.2005
Form and other terms of payment of the income under the bond issue	Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner)	Forms of payments: in cash, cashless Payments are made: -in cash from the cash desk of "KabBalktelecom" – branch of "UTK" PJSC ; by bank transfer in favor of the bond owners (bank details should be indicated in the application of the bond owner).	In cash	At maturity the bond owner shall receive a par value of the bond and the interest income on the bond not later than 7 (seven) days from the date of submission of the application on redemption
Period under report (year, quarter), for which the income under the bond issue was paid (is paid)	from 31.10.2002 to 01.10.2003	from 04.05.2002 to 01.10.2002	Stage-by-stage, for the whole period of circulation	Stage-by-stage, for the whole period of circulation
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid	0	107 535,00	857 208	0
If income on bonds was not paid or not paid in full, - Reasons of non-payment of such income	In the paying process	143 715,00	Bond owners do not require income payment	-
Other information on bond income specified at the Issuer's own discretion	No other information	No other information	Annual fixed income payment amounting to 1 percent of the bond's par value. In case of delayed interest payment on the bonds the penalty is charged amounting to bank-rate of Sberbank of Russia for current accounts. The penalty is to be	No other information

			paid at one time with the interest payment on the bonds.	
			From 1996 to 1999 a bond owner shall be entitled to install telephone with top priority in time and place indicated in the bond.	

8.15. Other information

No other information.

Appendix 1

Instruction "Procedure of assigning trade-secret status to the information"

СТП-1-48-02.1

Открытое акционерное общество
«Южная телекоммуникационная компания»
Система управления качеством услуг электросвязи

УТВЕРЖДЕНА
Решением Правления ОАО «ЮТК»
№ 31/5 от 24.12. 2002 г.

ИНСТРУКЦИЯ
«О порядке отнесения сведений ОАО
«Южная телекоммуникационная компания»
к коммерческой тайне»

Председатель Правления
В.Л. Горбачев

1. Общие положения

1.1. During its authorized operation "Southern Telecommunications Company" Public Joint –Stock Company (hereinafter referred to as "UTK" PJSC or the Company) accumulates, processes and retains significant volume of information, part of which is not generally known, has real or potential economic value and subject to protection as a trade secret.

1.2. Any information, not being the state secret, connected with financial, economic and social activity of the Company which disclosure can damage its interests, is considered to be a trade secret.

1.3. The following information must not be assigned the trade-secret status:

- determined by paragraph 3 of Articles 10 of the Federal law «On information and protection of information » (№ 24-FZ of 20.02.95);

- stipulated by the List of data which cannot be a trade secret (approved by the Resolution of the Government of RSFSR №35 of 05.12.91);

- protected by patents and copyrights.

1.4. The Company does not consider expedient to refer data, to which it provides access for the shareholders according to Article 91 of the Federal law «On joint-stock companies » (of 26.12.95 №208-FZ), to a trade secret.

1.5. Measures on restriction of access to the information cannot be used for concealment of the facts of mismanagement, squandering, unfair competition and other negative facts in the Company's operation.

1.6. Categories of data protection as well as period of restricted access to the information are determined in «The List of the data being "UTK" PJSC trade secret" (hereinafter referred to as - the List) being worked out by Commission of experts on data protection (EKZI), examined by Management Board of the Company and approved by the Order of "UTK" PJSC CEO.

1.7. The data received as a result of joint activity of the Company with public authorities, enterprises and organizations, may be considered a trade secret on the basis of concluded contracts and letters reflecting mutual obligations and responsibility of the parties on non-disclosure of such information.

1. Principles of considering data to be a trade secret

2.1. Main principles of considering data to be a trade secret (introduction of restrictions on access to it) are legality, validity and timeliness.

2.2. Legality of introduction of restrictions on access to data is provided by observing the legislation of the Russian Federation in the procedure of referring it to confidential information. At that, legal regulations on imposing restrictions on access to the information as well as those forbidding such restrictions.

Validity of access restriction lies in determining the expediency of this action on the basis of expert judgment, its possible economic and other consequences as well as comparison of possible damage, which can be caused to the Company as a result of trade secret disclosure, with the access restriction cost.

2.3. Timeliness of referring data to a trade secret consists in introduction of restriction on access to the information from the moment of its reception (work-out) or beforehand.

3. Rights of the Company's officials on making proposals on considering data to be a trade secret and removing restrictions on access to such information.

3.1. The following "UTK" PJSC officials are entitled to make proposal on considering data to be a trade secret and removing restrictions on access to such information:

- In the General Directorate – Deputy General Directors, Chief Accountant, Heads of structural units - on the questions referred to their competence;

- In the regional branches of the Company - Directors of the branches, their deputies and chief accountants.

Proposal should be submitted in written form to the Deputy General Director on Security.

3.2. The data related to trade secret, may lose necessity of protection prior to expiration of validity of access restriction prescribed by the List, under the agreement of the interested parties which have established these restrictions.

3.3. Disclosure (open publication) of the information being a trade secret, shall not necessarily result in automatic removal of a restrictive signature stamp from it.

4. The operating procedure of a commission of experts on formation of the List of the data being a trade secret

4.1. The commission of experts on information protection (hereinafter referred to as - EKZI), constituted according to the Order of the Company № 18 of 15.01.2002 «On Constituting "UTK" PJSC Commission of Experts on Data protection" shall take part in working out the List.

4.2. Working out the List and determining the data being a trade secret shall be composed of the following stages:

- Drawing up the preliminary List of the data being a trade secret of the Company ;
- Carrying out legal examination of the data being a trade secret included in the List;
- Determination of the possible damage caused by non-authorized disclosure of data, included in the List;
- Determination of advantages of the open usage of information in comparison with the restricted one;
- Making decision on including data in a final Draft List;
- Making up the generalized List and its consideration at EKZI session;
- Legalization of the results of work on formation of the List.

4.3. The preliminary List is formed on the basis of examination and all-round analysis of the data contained in statutory acts of the Company, information flows, correspondence, databases, etc., being processed (transmitted) for the benefit of the Company, of the foreign organizations and enterprises, public authorities. Besides, life cycle (ageing) of information, loss of its urgency should be taken into account. Special attention shall be paid to new directions of activity and functions related to change of the Company's organizational structure.

4.4. EKZI members perform their duties in accordance with: the Constitution of the Russian Federation;

The law of the Russian Federation « On the state secret »; the Civil code of the Russian Federation;

The federal law « On information and data protection»;

The federal law « On Joint –Stock Companies»;

The federal law « On participation in the international data exchange »;

The law of the Russian Federation «On Communication»; the List of the data referred to the state secret; the List of data of confidential character; the List of data which cannot be a trade secret; - the Charter of "UTK" PJSC;

other active laws and new legal acts on data protection that become effective.

4.5. Data categories, considered and discussed by EKZI and to be transferred from the preliminary List to its generalized variant, should have exact wording excluding their double meaning.

4.6. Possible damages from disclosure of a trade secret are estimated using qualitative or quantitative indicators of material (financial) or moral damage.

Quantitative (cost) parameters are determined by approximate (comparative) economic calculation taking into account level of decrease in factors of business efficiency in either sphere of the Company's activity (for the most part - in economic and financial activity).

Qualitative indicators are determined by probability of possible failure to receive certain advantages, profits or possible decrease in the Company moral factors.

4.7. Negative consequences (damage) caused by the disclosure of trade secret include: